Form 20-F
SMX (Security Matters) Public Ltd Co
filed 2023-03-13
CIK 1940674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 7, 2023

Commission File Number: 001-41639

SMX (Security Matters) Public Limited Company

(Exact name of Registrant as specified in its charter)

Not applicable	Ireland
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Mespil Business Centre

Mespil House, Sussex Road

Dublin 4, Ireland, D04 T4A6

+353-1-920-1000

(Address of principal executive offices)

Haggai Alon

haggai@securitymattersltd.com

Mespil Business Centre

Mespil House, Sussex Road

Dublin 4, Ireland, D04 T4A6

Tel: +353-1-920-1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, with a nominal value of $0.0001 per share	SMX	Nasdaq Stock Market LLC
Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	SMXWW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 22,501,306 Class A Ordinary Shares, with a nominal value of $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ® ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

On March 7, 2023 (the “Closing Date”), SMX (Security Matters) Public Limited Company (formerly known as Empatan Public Limited Company), a public limited company incorporated in Ireland with registered number 722009 (the “Company” or “Parent”), consummated its previously announced business combination pursuant to the Business Combination Agreement, dated July 26, 2022 (the “Business Combination Agreement” or “BCA”), by and among the Company, Lionheart III Corp, a Delaware corporation (“Lionheart”), Security Matters Limited, an Australian public company with Australian Company Number (ACN) 626 192 998 listed on the Australian Stock Exchange (“Security Matters Limited”), and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

On the Closing Date, Parent also consummated its previously announced Scheme of Implementation Deed (“SID”), dated July 26, 2022, by and among Parent, Lionheart, Security Matters Limited and Merger Sub.

Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

•

Under the SID, Security Matters Limited proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and capital reduction (“Capital Reduction”) which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of ordinary shares of Parent (“Parent Shares”), with Parent being issued one share in Security Matters Limited (“Security Matters Shares”) (this resulted in Security Matters Limited becoming a wholly owned subsidiary of Parent);

•

Under the SID, Security Matters Limited proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”) which resulted in the Security Matters Limited options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Parent Shares on the basis of the Scheme consideration;

•

Security Matters Limited shareholders received consideration under the Scheme of 1 Parent Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Parent Share and Parent became the holder of all of the issued shares in Security Matters Limited and Lionheart, with Security Matters Limited being delisted from the Australian Stock Exchange;

•	Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of Parent.

•

Existing Lionheart stockholders received Parent Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Parent Shares instead of Lionheart shares (“Parent Warrants”).

Except as otherwise indicated or required by context, references in this Report to “we,” “us,” “our,” “Parent” or the “Company” refer to SMX (Security Matters) Public Limited Company, a public limited company incorporated under the laws of the Ireland, and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect the Company’s current views with respect to, among other things, its capital resources, performance and results of operations. Likewise, all of the Company’s statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or variations of such words and similar expressions are intended to identify the forward-looking statements.

Forward-looking statements appear in a number of places in this Report or the Proxy Statement/Prospectus (as defined below) incorporated by reference herein including, without limitation, in the sections entitled “Security Matters’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business of Security Matters.” Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, for example, statements about:

•	the estimated or anticipated future results and benefits of the Company following the Business Combination;

•	the Parent’s consolidated financial performance following the Business Combination;

•	the ability to obtain or maintain the listing of the Parent Shares on Nasdaq, following the Business Combination;

•	changes in Security Matters Limited’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	The Company’s ability to develop and launch new products and services;

•	The Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;

•	The Company’s ability to grow its business in a cost-effective manner;

•	The Company’s product development timeline and estimated research and development costs;

•	the implementation, market acceptance and success of The Company’s business model;

•	developments and projections relating to The Company’s competitors and industry;

•	The Company’s approach and goals with respect to technology;

•	The Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	the impact of the COVID-19 or other adverse public health developments pandemic on The Company’s business;

•	changes in applicable laws or regulations; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (the “SEC”) by Parent on January 19, 2023 (File No. 333-267301), which are incorporated by reference into this Report. You should, however, review the factors and risks that the Company describes in the reports it will file from time to time with the SEC.

In addition, statements that “Parent believes” and similar statements reflect Parent’s beliefs and opinions on the relevant subject. These statements are based on information available to Parent at the time Parent made such statements. While Parent believes that information provides a reasonable basis for these statements, that information may be limited or incomplete. Parent’s statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although Parent believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Parent nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Report or any document incorporated by reference herein, and any subsequent written or oral forward-looking statements that may be issued by Parent or persons acting on its behalf.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Information regarding the directors and senior management of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus, under the section entitled “Management of the Post-Combination Company Following the Business Combination,” and is incorporated herein by reference.

Each of these directors and executive officers named in the Proxy Statement/Prospectus were appointed to such roles on March 7, 2023.

B. Advisors

Afik & Co., 103 Ha’hashmonaim St., P.O.B. 20144, Tel Aviv 6120101 Israel, has acted as counsel to the Company and Security Matters Limited with respect to Israeli law and general counsel matters, and will continue to act as counsel to the Company and Security Matters Limited with respect to Israeli law and general counsel matters following the closing of the Business Combination.

Arthur Cox, Ten Earlsfort Terrace, Dublin 2 D02 T380 Ireland, has acted as counsel to the Company with respect to Irish law and will continue to act as counsel to the Company with respect to Irish law following the closing of the Business Combination.

Ruskin Moscou Faltischek, P.C., 1425 RXR Plaza, East Tower, 15th Floor, Uniondale, New York 11556, has acted as U.S. counsel to the Company and Security Matters Limited with respect to the closing of the Business Combination and will continue to act as U.S. counsel to the Company following the closing of the Business Combination.

C. Auditors

BDO Audit Pty Ltd. has acted as Security Matters Limited’s independent registered public accounting firm (a) as of December 31, 2021 and 2020 and for each of the years in the two year period ended December 31, 2021 and (b) as of June 30, 2022 and for the six months ended June 30, 2022.

BDO’s principal business address is Amot BDO House, 48 Menachem Begin Rd., Tel Aviv Israel.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma consolidated basis as of June 30, 2022, after giving effect to the Business Combination.

As of June 30, 2022	Actual (all amounts in 000 USD)	Pro Forma (all amounts in 000 USD)
Cash and cash equivalents	859	9,110
Total liabilities	3,618	26,692
Share capital	28,736	68,148
Retained earnings	(26,278)	(79,809)
Other reserves	3,292	1,803
Total equity	5,750	(9,858)
Total equity and liabilities	9,368	16,834

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associates with the Company are described in the Proxy Statement/Prospectus in the section entitled, “Risk Factors—Risks Related to Ownership of the Parent Shares Following the Business Combination,” “ —Risks related to Tax,” “ —Risks related to Irish Law,” “ —Risks related to the business and operations of Parent following the Transaction,” “ —Risks Related to Technology, Intellectual Property and Data,” “ —Risks Related to Our Operations in Israel” and “ —Other Risks Associated with the Business of Parent” are incorporated herein by reference.

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

The legal name of the Company is SMX (Security Matters) Public Limited Company (f/k/a Empatan Public Limited Company). The Company was formed on July 1, 2022 as a public limited company under the name Empatan Public Limited Company, incorporated in Ireland. The Company’s principal executive office is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company’s telephone number is +353 1 920 1000.

The Company was newly incorporated for the purposes of becoming a holding company following the Business Combination. Through the consummation of the Business Combination, the Company did not conduct any material activities other than those incident to its formation and the Business Combination and only had nominal assets consisting of cash and its interest in Merger Sub. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section entitled “Business of Security Matters,” which is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the sections entitled “The Business Combination” and “The Business Combination Agreement and Scheme Implementation Deed,” which are incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Parent Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://smx.tech. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement and the Scheme Implementation Deed, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through Security Matters Limited, a company that provides a solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods, and indirect subsidiaries.

Information regarding the business of the Company is included in the Proxy Statement/Prospectus in the section entitled “Business of Security Matters” and “Security Matters’ Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which are incorporated herein by reference.

C. Organizational Structure

The organizational chart of the Company and a description of its subsidiaries following the Business Combination is included on page 36 of the Proxy Statement/Prospectus under the section entitled “Summary of this Proxy Statement/Prospectus—Organizational Structure” and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding the facilities of the Company is included in the Proxy Statement/Prospectus in the section entitled “Business of Security Matters—Facilities” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through Security Matters Limited, its direct wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of Security Matters Limited.

The discussion and analysis of the financial condition and results of operation of Security Matters Limited is included in the Proxy Statement/Prospectus in the section entitled “Security Matters’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section entitled, “Management of the Post-Combination Company Following the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section entitled “Executive Compensation,” which is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section entitled “Management of the Post-Combination Company Following the Business Combination” and is incorporated herein by reference.

Following consummation of the Business Combination, the directors have been assigned committee membership as follows:

Director	Committees
Ophir Sternberg	—
Haggai Alon	—
Amir Bader	Audit Committee; Compensation Committee
Pauline Khoo	Audit Committee; Compensation Committee
Roger Meltzer	Compensation Committee
Thomas Hawkins	Audit Committee
Zeren Browne	—

D. Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Security Matters Limited, its direct, wholly owned subsidiary, as well as the direct, wholly owned subsidiaries of Security Matters Limited.

Information regarding the employees of Parent and Security Matters Limited is included in the Proxy Statement/Prospectus under the section entitled “Business of Security Matters – Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of Parent Shares by the Company’s directors and executive officers is set forth in Item 7.A of this Report and the Proxy Statement/Prospectus under the section entitled “Beneficial Ownership of Securities” and is incorporated herein by reference.

Information regarding any arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company, is included in the Proxy Statement/Prospectus under the sections entitled “Summary of the Proxy Statement/Prospectus – 2022 Incentive Equity Plan” and “The Business Combination Agreement and Scheme Implementation Deed – 2022 Incentive Equity Plan” and are incorporated herein by reference.

On March 7, 2023, an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”) was implemented, which resulted in the SMX options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for SMX Shares. Under the Scheme those shares were cancelled with such participants receiving Parent Shares on the basis of the Scheme consideration.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the information regarding the beneficial ownership of Parent Shares as of the record date:

•

each person known by Lionheart to be the beneficial owner of more than 5% of Lionheart’s Class A common stock or Class B common stock either on the record date or after the consummation of the Transactions;

•	each of Lionheart’s current executive officers and directors and all of Lionheart’s executive offers and directors as a group; and

•	each person who will become an executive officer or director of Parent upon consummation of the Transactions and all of Parent’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants and options, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of March 13, 2023 pursuant to the exercise of warrants or options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

The percentage of Parent Shares beneficially owned is computed on the basis of 22,501,306 Parent Shares outstanding on the Closing Date, after giving effect to the Business Combination.

Name and Address of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Voting Power
Haggai Alon(1)	544,535	2.41%
Ophir Sternberg(2)	1,147,250	5.10%
Amir Bader	31,321	*
Zeren Browne(3)	19,326	*
Pauline Khoo(4)	34,378	*
Limor Moshe Lotker(5)	38,600	*
Thomas Hawkins	55,000	*
Roger Meltzer	55,000	*
Greater than 5% Holders
Lionheart Equities, LLC(2)	1,147,250	5.10%
Saba Capital Management, L.P.(6)	1,177,276	5.23%

*	Less than 1%
(1)

Represents shares held by Benguy Escrow Company Ltd., a testamentary trust of which Mr. Alon is the beneficiary. Doron Afik is the trustee of Benguy Escrow Company Ltd. The amount of beneficial ownership includes 48,251 Parent Shares issuable as a result of Security Matters Limited options held, that are currently exercisable or exercisable within 60 days.

(2)

Ophir Sternberg, Lionheart’s Chairman, President and Chief Executive Officer, is the member of the Sponsor. Mr. Sternberg disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

(3)	Represents shares held by Sooperduper Pty Ltd., which is owned by Ms. Browne and Simon Browne. Ms. Browne is the control person of Sooperduper Pty Ltd.
(4)	Represents shares held by in nominee by HSBC Bank Australia Limited.

(5)	Reflects 38,600 Parent Shares issuable as a result of Security Matters Limited options that are currently exercisable or exercisable within 60 days.
(6)

Based solely upon information contained in a Schedule 13G/A filed on February 14, 2023, represents 1,177,276 shares of Class A Common Stock. The business address of Saba Capital Management, L.P., is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section entitled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

The Company has never declared or paid any cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future. The Company expects to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay dividends on the Company’s capital stock will be at the discretion of its Board of Directors.

B. Significant Changes

On March 7, 2023, the Company assumed the obligations of Lionheart under a Standby Equity Purchase Agreement (the “SEPA”) entered into on February 23, 2023, by and between Lionheart and YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisors Global, LP (the “Investor”)

The Company will have the right to issue and sell to the Investor, from time to time, as provided in the SEPA, and the Investor shall purchase from the Company, up to $25 million in aggregate gross purchase price (the “Commitment Amount”) of the newly issued shares of the Company’s ordinary shares, par value $0.0001 (the “Ordinary Shares”) (each such sale, an “Advance”) by delivering written notice to the Investor (each, an “Advance Notice” and the date on which the Company is deemed to have delivered an Advance Notice, the “Advance Notice Date”). The Ordinary Shares purchased pursuant to an Advance will be purchased at a price equal to (i) 96% of the VWAP of the Ordinary Shares during the period commencing upon receipt by the Company of written confirmation of acceptance of such Advance Notice by the Investor, and which confirmation shall specify such commencement time, and ending on 4:00 p.m. New York City time on the applicable Advance Notice Date or (ii) 97% of the lowest daily VWAP of the Ordinary Shares during the three consecutive trading days commencing on the Advance Notice Date; provided, however, that the Company may establish a minimum acceptable price in each Advance Notice below which the Company will not be obligated to make any sales to the Investor. “VWAP” means, for any trading day, the daily volume weighted average price of the Ordinary Shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.

In connection with the SEPA, and subject to the condition set forth therein, the Investor shall advance to the Company in the form of a convertible promissory notes in an aggregate principal amount of $3.5 million (the “Pre-Paid Advance”). The Pre-Paid Advance will be disbursed in two separate installments, the first for $1.5 million at the closing of the Business Combination, which was funded on March 9, 2023, and the second for $2 million upon the effectiveness of the Resale Registration Statement (as defined below). The purchase price for the Pre-Paid Advance will be 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of Ordinary Shares to the Investor at a price per share equal to the lower of (a) 100% of the daily VWAP of the Ordinary Shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the “Fixed Price”), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the “Variable Price” and the lower of the Fixed Price and the Variable Price shall be referred to as the “Purchase Price”); however, in no event shall the Purchase Price be less than the lower of $0.50 per share or 20% of the VWAP on the Trading Day immediately prior to the effectiveness of the initial Registration Statement for the underlying Ordinary Shares (the “Floor Price”). Interest shall accrue on the outstanding balance of any Pre-Paid Advance at an annual rate equal to 0%, subject to an increase to 15% upon an event of default as described in the applicable promissory note. The maturity date will be 12-months after the initial closing of the Pre-Paid Advance.

If, any time after a Pre-Paid Advance is issued, the daily VWAP is less than the Floor Price for five Trading Days during a period of 7 consecutive Trading Days (a “Floor Price Trigger”), or (ii) the Company has issued in excess of 95% of the Ordinary Shares available under the Exchange Cap (an “Exchange Cap Trigger”) (the last such day of each such occurrence, a “Trigger Date”) (a “Trigger Event”), the Company shall make monthly payments beginning on the 10th trading day after the Trigger Date and continuing on the same day of each successive calendar month. Each monthly payment shall be in an amount equal to the sum of (i) $500,000 of Principal in the aggregate among all promissory notes issued to the Investor (or the outstanding principal if less than such amount) (the “Triggered Principal Amount”), plus (ii) a payment premium of 7% in respect of such Triggered Principal Amount, and (iii) accrued and unpaid interest hereunder as of each payment date. The obligation of the Company to make monthly prepayments shall cease (with respect to any payment that has not yet come due) if any time after the Trigger Date (A) the daily VWAP is greater than the 110% of the Floor Price a period of five consecutive Trading Days in the event of a Floor Price Trigger, or (B) the date the Company has obtained stockholder approval to increase the number of Common Stock under the Exchange Cap and/ or the Exchange Cap no longer applies, in the event of an Exchange Cap Trigger, unless a subsequent Trigger Event occurs.

The issuance of the Ordinary Shares under the SEPA will be subject to certain limitations, including that (i) the Investor may not purchase any Ordinary Shares that would result in it owning more than 4.99% of the Company’s Ordinary Shares or (ii) the aggregate number of Ordinary Shares issued pursuant to Pre-Paid Advances (including the aggregation with the issuance of Ordinary Shares under other Advances cannot exceed 19.9% of the Company’s Ordinary Shares as of as of the date of the SEPA (referred to as the “Exchange Cap”). The Exchange Cap shall not be applicable if: (i) the Company’s stockholders have approved the issuance of Common Shares in excess of the Exchange Cap in accordance with the applicable rules of the Principal Market or (ii) to the extent that (and only for so long as) the Average Price for the issuance of Ordinary Shares equals or exceed the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the 6th Trading Day following the date of closing of the Business Combination (the “Effective Date”); or (ii) the average Nasdaq Official Closing Price for the five Trading Days immediately preceding the Effective Date.

In connection with the entry of the SEPA, the Company assumed the obligations of Lionheart under the related Registration Rights Agreement with the Investor (the “Registration Rights Agreement”) pursuant to which the Company agrees to file within 15 business days of the date of the SEPA, a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the Ordinary Shares requested to be included in such registration statement (the “Resale Registration Statement”), and the Company shall use its best efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but in no event later than (i) the 30th calendar day following the filing of the Resale Registration Statement or (ii) in the event that there is a Pre-Paid Advance outstanding, the 30th calendar day following the date of the Registration Rights Agreement (or, the fifth calendar day following the date on which the Company is notified by the SEC that the Resale Registration Statement will not be or is no longer subject to further review and comments.

A discussion of other significant changes since June 30, 2022, are provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Parent Shares and Parent Warrants

The Parent Shares are listed on the Nasdaq Global Market under the symbol “SMX” and the Parent Warrants are listed on the Nasdaq Capital Market under the symbol “SMXWW.” Holders of Parent Shares and Parent Warrants should obtain current market quotations for their securities. There can be no assurance that the Parent Shares and/or Parent Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Parent Shares and/or Parent Warrants could be delisted from Nasdaq. A delisting of the Parent Shares will likely affect the liquidity of the Parent Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-Up Agreements

Information regarding the terms of the Lock-Up Agreements is included in the Proxy Statement/Prospectus in the section entitled, “The Business Combination Agreement and Scheme Implementation Deed – Other Agreements Related to the Business Combination Agreement – Lock-up Agreements,” and is incorporated herein by reference.

Amended and Restated Sponsor Agreement

Information regarding the terms of the Amended and Restated Sponsor Agreement is included in the Proxy Statement/Prospectus in the section entitled, “The Business Combination Agreement and Scheme Implementation Deed – Other Agreements Related to the Business Combination Agreement – Amended and Restated Sponsor Agreement,” and is incorporated herein by reference.

Registration Rights Agreement

Information regarding the terms of the Registration Rights Agreements is included in the Proxy Statement/Prospectus in the section entitled, “The Business Combination Agreement and Scheme Implementation Deed – Other Agreements Related to the Business Combination Agreement – Registration Rights Agreements,” and is incorporated herein by reference.

Voting Agreement

Information regarding the terms of the Voting Agreements is included in the Proxy Statement/Prospectus in the section entitled, “The Business Combination Agreement and Scheme Implementation Deed – Other Agreements Related to the Business Combination Agreement – Voting Agreements,” and is incorporated herein by reference.

2022 Incentive Equity Plan

Information regarding the terms of the 2022 Incentive-Equity Plan is included in the Proxy Statement/Prospectus in the section entitled, “The Business Combination Agreement and Scheme Implementation Deed – Other Agreements Related to the Business Combination Agreement – 2022 Incentive-Equity Plan,” and is incorporated herein by reference.

Parent Warrants

Upon the completion of the Business Combination, there were 6,250,000 Parent Warrants outstanding. The Parent Warrants entitle the holder to purchase one Holdco Share at an exercise price of $11.50 per share. The Parent Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms. Information regarding the Parent Warrants is included in the Proxy Statement/Prospectus under the section entitled “Description of Parent Securities – Warrants” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The Parent Shares are listed on the Nasdaq Global Market under the symbol “SMX” and the Parent Warrants are listed on the Nasdaq Capital Market under the symbol “SMXWW.” If the Company fails to comply with the Nasdaq listing requirements, the Parent Shares and/or Parent Warrants could be delisted from Nasdaq. A delisting of the Parent Shares will likely affect the liquidity of the Parent Shares and could inhibit or restrict the ability of the Company to raise additional financing

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The authorized share capital of Parent is US$100,000,000 divided into 800,000,000,000 ordinary shares with a nominal value of US$0.0001 each, 200,000,000,000 preferred shares with a nominal value of US$0.0001 each and €25,000 divided into 25,000 deferred ordinary shares with a nominal value each of €1.00 each.

As of March 7, 2022, subsequent to the closing of the Business Combination, there were 22,501,306 Parent Shares outstanding. Additionally there were (a) 6,250,000 Parent Warrants outstanding, each of which entitle the holder to purchase one Parent Share at an exercise price of $11.50 per share, (b) 2,200,000 Sponsor Warrants, (d) 1,326,747 shares underlying options assumed from an employee stock option plan originally adopted by Security Matters Limited, (d) 597,000 redeemable warrants and 243,000 bonus warrants issued to bridge note holders of Security Matters Limited the obligations of which were assumed by the Company and (e) a convertible bridge promissory note due on or subsequent to March 31, 2024 in the principal amount of $250,000. As of March 7, 2022, Parent held no Parent Shares as treasury shares.

Information regarding the Company’s share capital is included in the Proxy Statement/Prospectus under the section entitled “Description of Parent Securities” and is incorporated herein by reference.

Information regarding events which have changed the amount of issued capital is included in the Proxy Statement/Prospectus under the section entitled “Certain Relationships and Related Person Transaction,” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of the Company is included in the Proxy Statement/Prospectus under the sections entitled “Description of Parent Securities” and “Comparison of Corporate Governance and Shareholder Rights” and is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to the Company’s Operations

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections entitled “Risk Factors—Risks related to the business and operations of Parent following the Transaction,” “Certain Relationships and Related Person Transaction,” and “Business of Security Matters,” and is incorporated herein by reference.

SMX and Parent borrowed an aggregate of US$3,860,000 from private investors between September 2022 and February 2023, which loans are due no earlier than March 31, 2024. All of such loans have an interest rate of 10% per annum. Each such lender further received 20% redeemable 5-year warrant coverage to subscribe for Parent Shares at US$11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Parent Shares at US$11.50 per share and a first priority security interest in the shares of Security Matters Limited’s interest in trueGold Consortium Pty Ltd. Additionally, in January 2023, SMX and Parent borrowed US$250,000 from a private investor, which loan is due December 31, 2024. Such loan has an interest rate of 15% per annum, and is convertible at a conversion price of US$10.00 per share.

A discussion of other material contracts, are provided under Item 8(b) of this Report and is incorporated herein by reference.

Material Contracts Relating to the Business Combination

The description of the Business Combination Agreement and Scheme Implementation Deed and related and ancillary agreements are included in the Proxy Statement/Prospectus in the section entitled “The Business Combination Agreement and Scheme Implementation Deed” which is incorporated herein by reference.

D. Exchange Controls

Under the laws of Ireland, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption does not apply) to nonresident holders of our ordinary shares.

E. Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Proxy Statement/Prospectus, in the sections entitled “Certain Material Irish Tax Considerations To Non-Irish Holders” and “Certain Material U.S. Federal Income Tax Considerations,” and is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends on its capital stock and currently does not expect to pay any cash dividends on Parent Shares. Any future determination to pay cash dividends or other distributions on Parent Shares will be at the discretion of the board of directors and will be dependent on Parent’s earnings, financial condition, operating results, capital requirements, and contractual, legal regulatory and other restrictions, including restrictions contained in the agreements governing any existing and future outstanding indebtedness Parent or Parent’s subsidiaries incur, on the payment of dividends by Parent or by Parent’s subsidiaries to Parent, and other factors that the Board deems relevant.

Under Irish law, the Post-Combination Company may only pay dividends and make other distributions (and, generally, make share repurchases and redemptions) only out of “distributable profits” shown on its unconsolidated financial statements prepared in accordance with the Irish Companies Act and filed with the Irish Companies Registration Office. Distributable profits are the accumulated realized profits of the Post-Combination Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital, and include reserves created by way of a reduction of capital. In addition, no dividend may be paid or other distribution, share repurchase or redemption made by the Post-Combination Company unless the net assets of the Post-Combination Company are equal to, or exceed, the aggregate of the Post-Combination Company’s called up share capital plus its undistributable reserves and the dividend or other distribution, share repurchase or redemption does not reduce the Post-Combination Company’s net assets below such aggregate. Undistributable reserves include the un-denominated capital, the capital redemption reserve fund, and the amount by which the Post-Combination Company accumulated unrealized profits that have not previously been utilized by any capitalization exceed the Post-Combination Company’s accumulated unrealized losses that have not previously been written off in a reduction or reorganization of capital.

The Post-Combination Company, as a new parent company with no operational history, will have no distributable profits of its own. Accordingly, in order to pay dividends or make other distributions, share repurchases or redemptions, the Post-Combination Company will need to generate distributable profits from its business activities or otherwise create distributable profits by alternative means, including a reduction of capital.

G. Statement by Experts

The Consolidated financial statements of Security Matters Limited as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020, appearing in this Report and in the Proxy Statement/Prospectus have been so included in reliance on the report of BDO Ziv Haft, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this Report and the Proxy Statement/Prospectus, and are included in reliance on such report given on the authority of said firm as experts in auditing and accounting.

H. Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6.

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first six-month period of our fiscal year. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding the quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section entitled “Security Matters’ Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures about Market Risk” in the and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the Parent Warrants is described under the heading “Parent Warrants” in Item 9.A above and is included in the Proxy Statement/Prospectus under the section entitled “Description of Parent Securities – Warrants” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The condensed unaudited financial statements of Lionheart as of September 30, 2022 and December 31, 2021 are incorporated herein by reference to pages F-2 to F-23 in the Proxy Statement/Prospectus.

The unaudited consolidated financial statements of Security Matters Limited as of December 31, 2021 and June 30, 2022 are incorporated herein by reference to pages F-43 to F-54 in the Proxy Statement/Prospectus.

The audited consolidated financial statements of Security Matters Limited as of December 31, 2021 and 2020 are incorporated herein by reference to pages F-55 to F-89 in the Proxy Statement/Prospectus.

The unaudited pro forma condensed combined financial statements of the Company and Lionheart are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.2	Form of Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Annex D to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.1	Business Combination Agreement, dated as of July 26, 2022, by and among Empatan Public Limited Company, Lionheart III Corp., Security Matters Limited and Aryeh Merger Sub, Inc. (incorporated by reference to Annex A to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.2	Scheme Implementation Deed, dated July 26, 2022, by and among Lionheart III Corp., Empatan Public Limited Company and Security Matters Limited (incorporated by reference to Annex B to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.3	Deed of Variation – Scheme Implementation Deed, dated January 8, 2023, by and among Lionheart III Corp., Empatan Public Limited Company and Security Matters Limited

4.4	Registration Rights Agreement, dated November 3, 2021, by and between Lionheart III Corp, Lionheart Equities, LLC and certain securityholders (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.5	Private Placement Securities Subscription Agreement, dated November 3, 2021, by and between Lionheart III Corp and Lionheart Equities, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.7	Form of Lock-Up Agreement, by and between the Company and the Holder (incorporated by reference to Annex G to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.8	Amended and Restated Sponsor Agreement, dated July 26, 2022, by and among Lionheart III Corp, Lionheart Equities, LLC, and certain insiders (incorporated by reference herein to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.9	Form of Amended and Restated Registration Rights Agreement, by and between the Company, Lionheart Equities, LLC and Holders (incorporated by reference to Annex E to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.10	Employment Agreement, dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.11	Employment Agreement, dated April 25, 2021, by and between Security Matters Ltd. and Limor Moshe Lotker (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.12	Amendment I, dated June 9, 2022, to Employment Agreement dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.13	Amendment I, dated June 9, 2022, to Employment Agreement dated April 25, 2021, by and between Security Matters Ltd. and Limor Moshe Lotker (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.14	License Agreement, dated January 1, 2015, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.15	Amendment to License Agreement, dated July 10, 2018, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.16	Addendum to License Agreement, dated April 30, 2019, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.17	Constitution True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.18	TrueGold Licensing Agreement dated July 26, 2020, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.19	Shareholders Agreement dated July 27, 2020 by and among Security Matters Limited, W.A. Mint Pty Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.20	True Gold R&D Services Agreement dated November 16, 2022, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.21	Services Agreement dated June 16, 2021, by and between Security Matters Limited and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.22	Amendment, dated May 26, 2022, to True Gold R&D Services Agreement, by and between Security Matters, Ltd. and True Gold Consortium Pty. Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.23	Shareholders Agreement dated April 30, 2019, by and among Security Matters Ltd., Trifecta Industries Ltd. and Newco (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.24	Chairman Agreement dated July 26, 2022, by and among Ophir Sternberg and the Company (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.25	Independent Contractor Agreement dated July 26, 2022, by and among Faquiry Diaz and the Company (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.26	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

4.27	Reciprocal Standby Equity Purchase Agreement with YA II PN, LTD., dated February 23, 2023

4.28	Convertible Promissory Note with YA II PN, LTD.,, dated March 9, 2023

4.29	Form of Senior Secured Promissory Note

4.30	Form of Specific Security Deed

4.31	Form of 15% Senior Convertible Note due 2024 Growth Financing Termsheet

4.32	Amended and Restated Promissory Note with Lionheart Management, LLC and Lionheart Equities, LLC dated March 7, 2023

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed December 28, 2022).

15.1	Unaudited pro forma condensed combined financial information of the Company

15.2	Consent of BDO Israel Ziv Haft

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

March 13, 2023	By:	/s/ Haggai Alon
	Name:	Haggai Alon
	Title:	CFO