Form 20-F
period 2023-12-31
SMX (Security Matters) Public Ltd Co
filed 2024-04-30
CIK 1940674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Haggai Alon

haggai@securitymattersltd.com

Mespil Business Centre

Mespil House, Sussex Road

Dublin 4, Ireland, D04 T4A6

Tel: +353-1-920-1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, with a nominal value of $0.0022 per share	SMX	Nasdaq Stock Market LLC
Warrants, each exercisable for one Ordinary Share at an exercise price of $253.00 per share	SMXWW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2023, the issuer had 10,242,706 Ordinary Shares, with a par value of $0.0022 per share, 284,091 public warrants, and 25,000 Deferred Shares, EURO 1 par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect the Company’s current views with respect to, among other things, its capital resources, performance and results of operations. Likewise, all of the Company’s statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or variations of such words and similar expressions are intended to identify the forward-looking statements. Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, for example, statements about:

●	the Company’s financial performance;

●	the ability to obtain or maintain the listing of the Ordinary Shares on Nasdaq;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the Company’s ability to develop and launch new products and services;

●	the Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the Company’s ability to grow its business in a cost-effective manner;

●	the Company’s product development timeline and estimated research and development costs;

●	the implementation, market acceptance and success of the Company’s business model;

●	developments and projections relating to the Company’s competitors and industry;

●	the Company’s approach and goals with respect to technology;

●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of war, terror threats, or adverse public health developments on the Company’s business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

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

As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to maintain the listing of the Ordinary Shares on Nasdaq;

●	changes in applicable laws or regulations;

●	the lingering effects of the COVID-19 pandemic on the Company’s business;

●	the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates;

●	the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so;

●	the risk that the Company may never achieve or sustain profitability;

●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the Company experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

●	the risk that the Company is unable to secure or protect its intellectual property;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties described in this Annual Report, including those under “Item 3.D Risk Factors.”

Public Warrant

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

Summary Risk Factors

Investing in our securities entails a high degree of risk as more fully described under “Risk Factors.” You should carefully consider such risks before deciding to invest in our securities. These risks include, among others:

Risks Related to Ownership of the Ordinary Shares

●	A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.
●	If securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding the Ordinary Shares adversely, then the price and trading volume of the Ordinary Shares could decline.

Risks Related to Our Legal and Regulatory Environment

●	Changes in laws, regulations or rules, and a failure to comply with any laws, regulations and standards, may adversely affect our financial and operating performance and profitability.

Risks related to the business and operations of the Company

●	We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and it may be difficult to evaluate our future prospects.
●	If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected.
●	The industry in which we operate is competitive, and if we fail to compete effectively, we could experience price reductions, reduced margins or loss of revenues.
●	We will need in the future to raise additional funds, inter alia, by equity, debt, or convertible debt financings, to support our growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital needs, which may limit our ability to grow and jeopardize our ability to continue our business.

Risks Related to Technology, Intellectual Property and Data

●	We may be unable to, and it may be difficult and costly to, obtain, maintain, protect, or enforce our intellectual property and other proprietary rights sufficiently.

Risks Related to Our Operations in Israel

●	Conditions in Israel and relations between Israel and other countries could adversely affect our business.

Risks related to Tax

●	The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

●	U.S. holders that directly or indirectly own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of “controlled foreign corporations.”

●	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

●	The Internal Revenue Service may not agree that the Company should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

●	Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

●	Future changes in U.S. and foreign tax laws could adversely affect the Company.

Risks related to Irish Law

●	The Company does not intend to pay dividends in the foreseeable future.

●	Provisions in the Company’s Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”) and under Irish law could make an acquisition of the Company more difficult, may limit attempts by the Company shareholders to replace or remove the Company’s management, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers, or employees, and may limit the market price of the Ordinary Shares, the warrants to acquire one Ordinary Share at an exercise price of $253.00 per share (the “Public Warrants”) and/or other securities issued by the Company.

General Risks

●	The Company will incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of the Company in the future.

●	The stock price of the Ordinary Shares may be volatile.

●	The Company may issue additional Ordinary Shares or other equity securities without seeking approval of its shareholders, which would dilute your ownership interests and may depress the market price of the Ordinary Shares.

●	The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject the Company to generally accepted accounting principles, as in effect in the United States from time to time (“GAAP”), reporting requirements which may be difficult for it to comply with.

●	The Company is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Ordinary Shares less attractive to investors.

●	The Company will incur significant costs and devote substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of the Company in the future.

●	The Company’s management has limited experience in operating a public company in the United States.

●	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq. If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Markets, Nasdaq could delist our Ordinary Shares and Public Warrants.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this Report before investing in our securities.

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

The price of our securities may fluctuate significantly due to the general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The trading price of our securities could be volatile and subject to wide fluctuations.

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

We may not have sufficient manufacturing capabilities for our markers and readers to satisfy demand for our products, including due to the Eastern-European issues, world politics, post-COVID-19 related issues, international freight issues, costs of goods and other external financial or political issues. We may be unable to control the availability or cost of producing such products.

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

Part of our products are in the field of sustainability and circular economy and part of our growth engine is the upcoming world-wide legislation and regulations demanding sustainability and circular economy and carbon-free environment. While we are not relying on such upcoming legislation or regulations, slow legislation or promulgation process and changes in priorities (including due to lingering effects of the COVID-19 epidemic or the Eastern-European issues) may slow our growth.

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

In January 2015, SMX Israel entered a license agreement with Isorad Ltd (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Nuclear Research Center technology for civilian uses) (“Isorad”) to license the initial technology of tracking and tracing materials by observing and identifying markers (“Source IP”) and commercialize and develop the technology further (the “Isorad License Agreement”). Under the Isorad License Agreement, the Source IP can be utilized in almost any industry and with any product. The Source IP has been the cornerstone for our technological developments. Since entering into the Isorad License Agreement, we filed over a hundred additional patent applications worldwide (most of which are irrelated to the Source IP).

Specifically as to Yahaloma, the royalty rate on gross sales of Yahaloma, to be paid by Yahaloma, are 4.2% (and not 2.2% that applies solely to Security Matters PTY, its other affiliates and to other sublicensees). Upon the occurrence of an M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of Yahaloma and similar event), Isorad is entitled to a fee equal to 1% of the total consideration paid to, received by, or distributed to, Yahaloma and/or its shareholders and/or its affiliates in connection with the event, including, without limitation, all cash, securities or other property which is received by Yahaloma and/or its shareholders in connection with such event of two such events (i.e. twice) at its choice.

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

The COVID-19 pandemic has adversely affected, and its lingering effects may continue to affect, our business, financial condition, liquidity and results of operations.

The COVID-19 pandemic resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, decreased consumer mobility and activity, and caused significant economic volatility in the United States, Israel, Australia and international capital markets. We have followed guidance issued from time to time by the Australian and Israeli governments and the other local governments in territories in which we operate to protect our employees. As such, we have implemented work from home where possible, minimized face-to-face meetings and utilized video conference as much as possible and adhered to social distancing rules at our facilities while eliminating international travel, which required us to use local representatives to handle presentations and demonstrations for oversees customers. As a result, we have experienced some difficulties in employee ability to efficiently collaborate to meet our customer needs, a difficulty in our efforts to recruit and hire qualified personnel during this time, and have recorded a minor decrease in expected growth in 2020 and 2021, both due to the lockdown and restrictions, and our customers postponing or being hesitant of making future financial, or other, commitments due to the need to put response to the pandemic at the forefront, hesitations that may continue, or reoccur, in the future. Although many of these limitations have been lifted as the pandemic has receded, some of the resulting difficulties have remained in varying degrees.

We cannot predict the other future potential, direct or indirect, lingering impacts of the COVID-19 pandemic on our business or operations. Additional waves of infections, or any further lingering adverse impacts caused by the COVID-19 pandemic could further impact employment rates, supply chains, priorities and the economy, affecting our customer base and divert customers’ discretionary spend to other uses, including for essential items. These events could impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in this Annual Report on Form 20-F.

Our operations in foreign jurisdictions will subject us to risks associated with operating in those jurisdictions and may adversely affect our business, cash flows, financial condition and results of operations.

As we operate in foreign jurisdictions (such as Ireland, Israel, Australia, Singapore, France and Canada), we will be subject to those risks associated with operating in foreign jurisdictions. Such risks may include economic, social or political instability or change, hyperinflation, currency non-convertibility or instability and changes of laws affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, licensing, repatriation of income or return of capital, consumer health and safety or labor relations. While the jurisdictions in which we currently operate are economically stable, there is no certainty that political and economic conditions will remain stable. Any deterioration in political or economic conditions, including hostilities or terrorist activity may adversely affect our operations and profitability. There is a risk that the government of any such jurisdiction may change its policies regarding foreign investment, apply new or different taxes and levies, or make any other change which may have an adverse impact on our profitability. See the risk factors under “Risks Related to Our Operations in Israel.”

Prior to the Russian-Ukrainian dispute, Security Matters PTY was cooperating with a Ukrainian entity in parallel with its activities in Israel and European entities for research and development for its readers. Security Matters PTY was also reviewing potential relationships with entities in Russia, Belarus and Ukraine. As a result of the dispute, Security Matters PTY put on hold its research and development in Ukraine while continuing its research and development activity in Israel and with European entities and undertook no business relationships with parties in those regions. It is yet unknown what other effects such dispute may have on other jurisdictions, mainly in Europe, and any such effect might affect our business and growth. We cannot predict the other future potential impacts of the dispute on our business or operations, especially if such dispute becomes more than a regional event. These events could impact our cash flows, business, results of operations and financial condition and heighten many of the other risks described in this Annual Report on Form 20-F.

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

SMX Israel has entered into employment contracts with several of its executives including Haggai Alon, its founder and Chief Executive Officer, and Ofira Bar, its CFO. Due to the specific knowledge and experience of these executives regarding the industry, technology and market generally and to our company specifically, the loss of the services of any one of these executives could have a material adverse effect on us. We have not obtained a key person insurance policy on any officer.

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

Our success depends on our ability to develop and commercialize our technology. A failure to successfully develop and commercialize our technology could lead to a loss of opportunities and adversely impact on our business, cash flows, financial condition and results of operations.

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

Although not a director of that entity, Mr. Alon previously worked as the deputy general manager for business development of an Israeli public company, Plat Technologies International Ltd (“Plat”) which entered insolvency. In early 2017, an ILS 35.9 million shareholders claim was filed by the appointed court officers at the end of the seven year statute of limitation period against 18 defendants, including Mr. Alon, regarding the collapse of Plat (the “Claim”). The insurance policy covering directors and officers responded and are now handling the claim. Mr. Alon denies any wrongdoing and does not consider that he will be required to commit any significant time to the conduct of the Claim and therefore will not constrain his ability to perform his duties and obligations to Security Matters PTY. The parties agreed to try and amicably resolve the dispute in mediation under which the insurance company agreed to consider taking upon itself any compensation as to the liability of Mr. Alon, if any, in such mediation proceedings. Security Matters PTY is not a party to the Claim and the Claim does not relate to the business or the affairs of Security Matters PTY.

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

We have developed risk management policies and procedures and we continue to refine such as we conduct our business. Our policies and procedures are meant to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure. Further, as we are a research and development (“R&D”) company and expand into new fields of business, our risk management policies and procedures may not be able to keep up with our current rapid rate of expansion adequately, and may not be adequate or sufficient to mitigate risks. Moreover, we are subject to the risks of errors and misconduct, including by our officers, employees and independent contractors, including fraud and non-compliance with policies. These risks are difficult to detect in advance and prevent or avoid, and could harm our business, results of operations or financial condition. Although we seek to maintain insurance and use other traditional risk-shifting tools when possible, such as third-party indemnification, where possible, to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If our policies and procedures do not adequately protect us from exposure, and our exposure is not adequately covered by insurance or other risk-shifting tools, we may incur losses that would adversely affect our business, cash flows, financial condition and results of operations.

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

Any changes to the existing regulatory framework or the imposition of new legislation or regulations applicable to any of the industries in which Security Matters PTY operates may adversely affect the financial and operating performance of Security Matters PTY. This risk factor applies to government policy and legislative changes in the United States, Australia, Israel, as well as the other jurisdictions in which we currently operate, or will operate in the future, or jurisdictions in which our current or future customers may operate.

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

Obligations and changes in laws or regulations relating to privacy, cybersecurity, and data protection, or any actual or deemed failure by us to comply with such laws and regulations that could adversely affect our business.

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

In recent years, and most recently restarting in October 2023 Israel has been engaged in sporadic armed conflicts with terrorist groups, including those that control the Gaza Strip and other regions close to Israel. In addition, Iran has threatened to attack, and has attacked, Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon, Syria and Iran against civilian targets in various parts of Israel, including areas in which our employees and independent contractors are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

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

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts and Israeli legal reforms initiatives may cause countries to limit activities with Israel or otherwise apply certain restrictions, or may otherwise adversely affect our activities. Several countries still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictive laws and policies, or significant downturn in the economic or financial condition of Israel, could materially and adversely affect our operations and product development, and could cause our sales to decrease.

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

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, including since October 7, 2023. It is possible that there will be additional and continued military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include the call-up of members of our management, and given the current shortage of talent in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.

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

On December 20, 2021, the OECD published the draft Global Anti-Base Erosion Model Rules which are aimed at ensuring that Multinational Enterprises (“MNEs”) will be subject to a global minimum 15% tax rate from 2023 (“GloBE Rules”). The GloBE Rules are part of the OECD/G20 Inclusive Framework on BEPS which currently has 141 participant countries. The EU Council adopted Council Directive 2022/25234 (the “GloBE Directive”) on 22 December 2022 to implement the GloBE Rules in the EU. The GloBE Directive provides for the introduction of rules designed to achieve a minimum effective taxation for MNEs and large-scale domestic groups with revenues of at least €750,000,000, operating in the EU’s internal market and beyond. It provides a common framework for implementing the GloBE Rules into EU Member States’ national laws by 31 December 2023. If the Company is regarded as part of an “MNE Group” (or large-scale domestic group) which has consolidated revenues of more than EUR 750,000,000 in at least two out of the previous four years, it may be within the scope of the GloBE Rules which may result in an increase in the Company’s tax costs and operational expenses.

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

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, (“PFIC”), for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material Income Tax Considerations-U.S. Federal Income Taxation Considerations-Passive Foreign Investment Company Consequences” for additional information.

The Internal Revenue Service may not agree that the Company should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although the Company is incorporated in Ireland, the Internal Revenue Service (“IRS”) may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”). For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because the Company is an entity incorporated in Ireland, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

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

The Company has never declared or paid any cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future. The Company expects to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay dividends on the Company’s capital stock will be at the discretion of the Board of Directors of the Company (the “Board”).

Irish taxes may apply to any dividends paid or transfers of the Company’s securities.

If the Company pays dividends, such dividends may be subject to Irish dividend withholding tax or Irish income tax. Certain transfers of Ordinary Shares, may be subject to Irish capital acquisitions tax or stamp duty. In particular, Irish stamp duty will apply to any future transfer of Ordinary Shares which are not listed and held through the Depository Trust Company (“DTC”) and generally the purchaser / transferee will be liable for the payment of the stamp duty arising.

Provisions in the Amended and Restated Memorandum and Articles of Association and under Irish law could make an acquisition of Lionheart more difficult, may limit attempts by the Company shareholders to replace or remove the Company’s management, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or employees, and may limit the market price of the Ordinary Shares, the Public Warrants and/or other securities issued by the Company.

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

General Risk Factors

The Company incurs significant costs and devotes substantial management time as a result of being subject to reporting requirements in the United States, which may adversely affect the operating results of the Company in the future.

As a company subject to reporting requirements in the United States, the Company incurs significant legal, accounting and other expenses that the Company would not have incurred as a private company. For example, the Company is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increase the Company’s legal and financial compliance costs and make some activities more time consuming and costly, while also diverting management attention. In particular, the Company expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when it is no longer an emerging growth company as defined by the JOBS Act.

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

The Company has warrants outstanding to purchase approximately 15 million Ordinary Shares and other convertible securities, compared to 38,334,442 Ordinary Shares issued and outstanding, as of April 29, 2024. Further, the Company may choose to seek third party or other financing to provide additional working capital, in which event the Company may issue additional equity securities. The Company may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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

The Company will need to raise additional capital to fund operations in the future, pay substantial existing liabilities and obligations, and possibly finance future growth of acquisitions.

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

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq. If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Markets, Nasdaq could delist our Ordinary Shares and Public Warrants.

The Company’s Ordinary Shares and Public Warrants are currently listed on the Nasdaq Capital Market, after failing to meet all of the listing standards of the Nasdaq Global Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders’ equity, minimum market value, minimum share price, and certain corporate governance requirements.

On January 26, 2024, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”), notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market, as the bid price of the Company’s ordinary shares on the Nasdaq Capital Market was below $1.00 for 30 consecutive business days, from December 11, 2023 to January 25, 2024.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company has a period of 180 calendar days, or until July 24, 2024 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. If, at any time before the Compliance Date, the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide a written confirmation to the Company that it has regained compliance with the Minimum Bid Price Requirement.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Ordinary Shares trade below $0.10 per share for ten consecutive trading days, we could be subject to a Nasdaq delisting notification which could result in the delisting of our Ordinary Shares from Nasdaq unless we appeal or unless Nasdaq provides a compliance period in which to cure such bid price deficiency.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”) pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination by the Staff to the Panel, such appeal would be successful.

Additionally, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement, or will otherwise be compliant with other Nasdaq Listing Rules.

If Nasdaq delists the Ordinary Shares and/or the Public Warrants from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

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

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” To the extent the Ordinary Shares and Public Warrants are listed on Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Upon delisting from Nasdaq, our Ordinary Shares may be traded, if at all in the over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on securities exchanges such as Nasdaq. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than exchange-listed stocks. Additionally, institutional investors are often prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

In addition, if our Ordinary Shares are delisted, your ability to transfer or sell your Ordinary Shares may be limited and the value of those securities will be materially adversely affected.

If our Ordinary Shares becomes subject to the penny stock rules, it may be more difficult to sell our Ordinary Shares.

The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements and if the price of our Ordinary Shares is less than $5.00 and our Ordinary Shares are no longer listed on a national securities exchange such as Nasdaq, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and dated acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Ordinary Shares, and therefore shareholders may have difficulty selling their shares.

Future issuances of debt securities and equity securities may adversely affect us, including the market price of our Ordinary Shares and may be dilutive to existing shareholders.

We expect that significant additional capital will be needed in the future to continue our planned research, development and business operations. In the future, we may incur debt or issue equity ranking senior to our Ordinary Shares. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of Ordinary Shares. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, recent and future capital raising efforts may reduce the market price of Ordinary Shares and be dilutive to existing shareholders. In addition, our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of Ordinary Shares by selling shareholders pursuant to one or more prospectuses, which could result in a significant decline in the trading price of Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all.

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

There is less publicly available information concerning the Company than there is for issuers that are not foreign private issuers because the Company is considered a foreign private issuer and is exempt from a number of rules under the Exchange Act, and is permitted to file less information with the SEC than issuers that are not foreign private issuers.

The Company is considered a “foreign private issuer” under the Exchange Act. A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. The Company is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. SMX currently prepares its financial statements in accordance with IFRS. The Company will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. The members of the Company’s board of directors, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act with respect to their purchases and sales of Company securities. Accordingly, there will likely be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by the Company in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules the Company is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. The Company intends from time to time to follow Irish corporate governance practices in lieu of Nasdaq corporate governance rules and (a) followed Irish practices to amend its 2022 Incentive Equity Plan to increase the number of authorized shares under such plan without shareholder approval and (b) follows home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, each as permitted under Irish law, and we cannot assure you that we will not avail ourselves of other such exceptions in the future. If the Company determines to follow Irish corporate governance practices in lieu of Nasdaq corporate governance standards, the Company will disclose each Nasdaq rule that it does not intend to follow and describe the Irish practice that the Company will follow in lieu thereof.

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

In the future, the Company could lose its foreign private issuer status if a majority of its Ordinary Shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although the Company intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, the Company’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to the Company under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If the Company is not a foreign private issuer, the Company will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the Company would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. The Company also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, the Company would be permitted to follow home country practice in lieu of the above requirements. As long as the Company relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its compensation committee is not required to be comprised entirely of independent directors, and it will not be required to have a nominating committee. Also, the Company would be required to change its basis of accounting from IFRS as issued by the IASB to GAAP, and would have to obtain shareholder approval for certain issuances of its Ordinary Shares or equivalents, each of which may be difficult and costly for it to comply with. If the Company loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, the Company may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

The sale of currently-restricted Ordinary Shares acquired by the Company’s stockholders, or the perception that such sales may occur, could cause the price of our Ordinary Shares to fall.

Depending on a number of factors, including market liquidity, sales of currently-restricted Ordinary Shares held by our stockholders may cause the trading price of our Ordinary Shares to fall. The stockholders may resell all, some, or none of those shares at its discretion upon registration or an exemption from registration. Therefore, sales by the stockholders could result in substantial dilution to the interests of other holders of our Ordinary Shares. Additionally, the sale of a substantial number of Ordinary Shares, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a desirable time and price. The resale of Ordinary Shares by stockholders in the public market or otherwise or the perception that such sales could occur, could also harm the prevailing market price of our Ordinary Shares.

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

General

The legal name of the Company is SMX (Security Matters) Public Limited Company (f/k/a Empatan Public Limited Company). The Company was formed on July 1, 2022 as a public limited company under the name Empatan Public Limited Company, incorporated in Ireland. The Company changed its name to SMX (Security Matters) Public Limited Company on February 17, 2023. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Irish Companies Act of 2014 (the “ICA”), and the laws of Ireland. The Company’s principal executive office is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company’s telephone number is +353 1 920 1000.

The Company was newly incorporated for the purposes of becoming a holding company following the Business Combination, described further below. Through the consummation of the Business Combination, the Company did not conduct any material activities other than those incident to its formation and the Business Combination and only had nominal assets consisting of cash and its interest in Merger Sub.

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

Business Combination

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination pursuant to the BCA and its previously announced SID. Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (the “Business Combination”):

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

Other than in connection with the Business Combination, a 1:22 reverse stock split effected in 2023 as further described in our financial statements included in this Annual Report, and with respect to the trueGold Investment Agreement described below, since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of the Company or any of our significant subsidiaries, no acquisitions or dispositions of material assets other than in the ordinary course of business, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to the Company or its significant subsidiaries. There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

true-Gold Investment Agreement

On October 3, 2023, Security Matters PTY entered into the Investment Agreement with trueGold. Pursuant to the Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 trueGold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of additional shares of True Gold (the “True Gold Shares”) such that Security Matters PTY’s holdings in trueGold shall be increased to 51.9% of the total issued and outstanding shares of trueGold, making Security Matters PTY the majority owner of trueGold. Additionally, the existing license agreement as between Security Matters PTY and trueGold was amended to include additional intellectual property of Security Matters PTY to be licensed to trueGold thereunder. Security Matters PTY shall further supply to trueGold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

B. Business Overview

Vision

The Company envisions itself as the next generation solution provider of brand protection, authentication and track and trace technology for the anti-counterfeit market. Its vision is to build confidence in the era of the digital economy, enabling parties to maintain trust in physical assets and processes. Its transformative solution aims at building on the principles of The United Nations’ Sustainability Development Goals, particularly Goal 12: “Ensure sustainable consumption and production patterns” that can create value for participants in the circular economy. As an increasing number of industries and sectors are committing to using recycled material and realizing the broader strategic vision of net zero carbon emissions, we believe our solution is the next generation for sustainability and the circular economy.

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

The Company may work directly with the manufacturer of the products or through the manufacturer’s raw material supplier so that the manufacturer is not required to change (or is required to make no more than minimal changes to) its manufacturing process in order to implement Security Matters PTY technology in the production process. Gaining the trust of raw material producers is the first stage, which in turn allows for credibility and trust when supplying solutions to brand owners, manufacturers and suppliers, which is a key step for its success.

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

The ability to more accurately identify the concentration level of a marker allows Security Matters PTY to use numerous markings from a variety of different molecules. This enables it to not only identify the marker, but also identify the concentration within a product within a pre-defined range and “read” whether the marked material was diluted (authenticating not only the marked goods but also identifying the quantity).

Based on the specifications of the marked product, Security Matters PTY can mark materials based on several techniques, allowing its solution to be implemented across materials and processes. Markers can carry information denoting each origins of manufacture, product provenance, date of production and many other types of data, depending on customer needs.

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

Readers

Markers are embedded in the material and can only be read by designated readers. A reader scans for the existence of markers. If the reading satisfies a pre-determined condition set by Security Matters PTY (which can be programmed), than the reader can identify the marked product and convey information about such product to the customer.

The Company currently utilizes an x-ray wave reader that is modified according to its specifications to allow it to scan its proprietary markers. The reader and Security Matters PTY’s algorithm are designed to make its detection method unique and prevent duplication or interference with its markers. The reader is available as hand-held device or industrial apparatus for large-scale applications, with the ability to read the embedded material data from a physical or chemical marker without requiring lengthy and expensive laboratory testing for confirmation.

Platform

Blockchain technology is a ledger of records, which are linked and designed to be secured using cryptography from third party infrastructure and Security Matters PTY’s architecture. The Company can record a marker manifestation on the blockchain and store this information in cloud computing data storage. It has developed an algorithm designed to securely connect its reader to an existing platform (licensed from a SaaS provider) and record changing ownership and other information to the blockchain. Once Security Matters PTY’s blockchain solution is implemented, a marked good or material is scanned in order to identify the marker, the results can be verified on the blockchain in order to confirm the data embedded in it, such as the identity of the producer, date of production, supplier and past owners. During the same scan, the reader can record to the blockchain a change of location or ownership of the marked product or material.

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

Applications

The Company’s solution offers the following applications across industries:

Process Tracing

Process tracing involves the upstream marking of raw material and blockchain-backed scanning throughout processing stages to allow for full traceability of raw material across its life cycle. Manufacturers are under increasing consumer and regulatory pressure to prove material provenance in order to be able to certify compliance with environmental, social and governance (“ESG”), sourcing practices and carbon content of finished goods. Through upstream marking of raw material and blockchain-backed scanning throughout the processing stages, Security Matters PTY’s technology enables real tracking and tracing of materials, including the source of those materials. Additionally, Security Matters PTY’s technology enables manufacturers to know whether any used items are theirs and enables them to pay third parties to collect their used products, creating a market for collecting used products and selling them to other manufacturers.

Authentication

Growing concerns about component tampering along high security or critical infrastructure product supply chains and increasing counterfeit issues for high value density products are also issues that Security Matters PTY’s marking and authenticating process is designed to address. Manufacturers can validate product authenticity to their customers by marking final products or prime components and scanning the marker at a retail location or as part of the process of recycling their products.

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

Business Strategy

The Company’s roadmap for entry into markets it identifies is as follows:

●	Market Leader Adoption. Adoption of the solution by a market leader that provides a “seal of approval” that the technology is valid for the industry and generates added value.

●	Becoming an Industry Standard. Leverage the market leader’s position in the market to increase adoption by other companies along the value chain.

●	Regulator Adoption. In the future, Security Matters PTY aims to become the preferred solution by regulators and professional associations in each industry.

Research and Development

Given the varied needs of different industries, the Company’s research and development processes are divided according to industry.

Plastics, Rubber and Other Materials

In 2022, Security Matters PTY completed a successful trial of marking recycled plastics by studying the impact of gravimetric and volumetric feeding methods on final Post Consumer Recyclat (“PCR”), readings. The compounding master batch and extrusion processes of these trials were performed on a pilot scale in a fully commercial and industrial facility. The Company’s team demonstrated its ability to manage the process remotely, indicating the viability of industrial scale adoption.

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

On April 10, 2024, the Company announced that it has successfully completed the marking of 21 tons of natural rubber sourced in Latin America from tree to tire. The program covered the marking at the tree in Latin America through manufacturing and production in the region. The Company’s marker was added to the cup lump harvesting by the farmers prior to transfer to the manufacturing centre where the 42 tons of latex was converted to 21 tons of natural rubber. The bails were then transferred to tire manufacturing for commercial car, truck and lorry tires. The tires were then sent for evaluation. The results demonstrated 100% success rates on all marked tires to have a proven verification technology for origin authentication of the natural rubber and full traceability all along the entire supply chain data and integrity from tree to tire.

Plastic Cycle Token

On November 28, 2023, the Company announced the planned launch of a plastic cycle token, scheduled for release in the third quarter of 2024. The initiative is being designed to present a reliable, ethical digital credit platform, aiming to capitalize on billions of dollars in recyclable plastics credits in a newly created market.

The tradeable plastic cycle token is being designed to enable companies to transition towards sustainable practices, encouraging entities within and outside the plastic ecosystem, including oil producers and waste management firms, to increase recycled content utilization.

This initiative is also expected to position the SMX Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using SMX’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity.

Gold and Other Metals

Gold

Security Matters PTY formed a joint initiative with Perth Mint to develop a mine-to-marketplace ethical gold supply chain technology solution. Since the incorporation of trueGold Consortium Pty Ltd (“trueGold”) in June 2020, this research and development project aims to promote a ‘mine to product’ transparency solution dedicated to responsible mining of materials. Security Matters PTY’s track & trace technology provides information on the origin of the materials and how they move across production and distribution chains towards recycling and back to refining.

On July 29, 2020, Security Matters PTY signed a shareholders’ agreement with W.A. Mint Pty Ltd. (“Perth Mint”) and trueGold. The shareholders’ agreement and the ancillary agreements discuss the establishment of a new entity—trueGold—by Security Matters PTY and Perth Mint. Security Matters PTY granted to trueGold, subject to the terms of the license agreement, an exclusive, worldwide, perpetual license to use Security Matters PTY’s technology for the purpose of commercializing it within the industry comprising gold as a precious metal (as elaborated below). Security Matters PTY owns any development of its intellectual property and, while trueGold owns all generated data it creates, trueGold granted to Security Matters PTY a free non-exclusive, irrevocable, perpetual, royalty free license to use the generated data, subject to regulatory requirements and to the extent that it relates to the Isorad License Agreement technology or Security Matters PTY’s technology. The parties agreed that neither Perth Mint or Security Matters PTY are required to provide any funding to trueGold and that any investment by any of them in trueGold from time to time will be by way of in-kind contributions. Third party equity investors will contribute the working capital will fund R&D, development capital and other expenses in accordance with the business plan.

Other than with the consent of the other shareholders or between affiliates (defined, inter alia, as a related body corporate of a shareholder; a company in which the shareholder beneficially owns 50% or more of the issued shares) a transfer of shares will be done subject to a right of first refusal of the other shareholders, whom will also have tag-along rights and a drag-along (as elaborated below). Under the constitution (as amended in July, 2022, to add the specific right of Security Matters PTY to purchase shares before any other shareholders) any shareholder wishing to transfer shares must notify the board of directors and, before the board of directors authorize the transfer of any share or shares, the share or shares must first have been offered to Security Matters PTY (for its own benefit and unless Security Matters PTY is 50% owned by one entity), and if SMX does not notify within 30 days that it wishes to purchase, then to all other shareholders (including Security Matters PTY) at a price to be agreed on by the transferor and the directors of trueGold. If the transferor and the directors of trueGold are unable to agree on a price, the price of the relevant shares will be a price which: represents a fair market price; and is determined by expert determination administered by the Australian Disputes Centre (ADC) in accordance with the ADC Rules for Expert Determination which are operating at the time the matter is referred to ADC, which Rules are incorporated into the constitution of trueGold. The determination of such person in relation to the price of the relevant shares will be final and binding on all shareholders.

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

The board of directors of trueGold was agreed to consist of not less than three and not more than seven. The board is comprised as follows: Security Matters PTY may appoint (remove or replace) up to two directors; Zeren Browne; Perth Mint may appoint (remove or replace) up to two directors; and Hugh Morgan, who is a non-executive, independent chair. A list of resolutions was set, which require a board majority including at least one Security Matters PTY appointed director and one Perth Mint appointed director. Another list of resolutions was set, which require a resolution carried by a majority of the shareholders including Security Matters PTY and Perth Mint. trueGold and Yahaloma (defined below) agreed to bear the payments to Soreq related thereto of 4.2% of its revenues. SMX’s CEO, Mr. Haggai Alon, provides CEO services to trueGold and reports to the board of directors of trueGold, and Zeren Browne provides General Manager services to trueGold.

On October 3, 2023, Security Matters PTY entered into the Investment Agreement with trueGold. Pursuant to the Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 trueGold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of additional shares of True Gold (the “True Gold Shares”) such that Security Matters PTY’s holdings in trueGold shall be increased to 51.9% of the total issued and outstanding shares of trueGold, making Security Matters PTY the majority owner of trueGold. Additionally, the existing license agreement as between Security Matters PTY and trueGold was amended to include additional intellectual property of Security Matters PTY to be licensed to trueGold thereunder. Security Matters PTY shall further supply to trueGold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

TrueSilver

On June 7, 2023, we announced that we are in the process of creating a new subsidiary, TrueSilver, and that we have entered into a 120 day exclusive agreement with Sunshine Minting Inc. (“Sunshine”), to create a path to full transparency and traceability for silver products from mine site to final products and recycling and the creation of an industry standard. During the 120-day exclusivity period, Sunshine shall evaluate our technology for its use, with possible further collaborations thereafter.

In July 2023, we transferred the ownership of our wholly owned granddaughter company “Security Matters Canada Ltd.” from ownership by our subsidiary Security Matters PTY to direct ownership by the Company and renamed it “TrueSilver SMX Platform Ltd.”

On April 15, 2024, the Company announced the successful completion of proof of concept for ethical sourcing and authentication of silver in cooperation with Sunshine.

The Company has now successfully completed the marking of 2.2 tons of silver within Sunshine’s operations. The program covered the marking of the silver raw material through continuous manufacturing processes to final products including recycling loops.

The Company’s technology was added at the melting stage and the marked silver material was processed into blank (from casting, extrusion, rolling, annealing, blank cutting & recycling), and the quality of the marked intermediate material and final products was evaluated (from billet to blank and recycled blank after several cycles).

The results demonstrated 100% success rates on all marked products all along the production process (from billet to finished product) ensuring the durability and irrefutable proof of quality and Brand authentication of the silver for credible ESG reporting for stakeholders, customers, auditors, and regulators.

Non-Ferrous Metals

On November 29, 2022, Security Matters PTY signed a products distribution and SAAS reseller agreement with Sumitomo Corporation, a Japanese corporation. Under such agreement, Security Matters PTY appointed Sumitomo to act as Security Matters PTY’s exclusive, worldwide distributor to market and sell markers, readers and Security Matters PTY services to customers for application in the Non-Ferrous Metals Market (as defined below) only, subject to the customer entering into with Security Matters PTY its standard product license agreement. The “Non-Ferrous Metals Market” is defined as all supply chain market segments of the industry for aluminum, copper, lead, nickel, zinc, molybdenum, cobalt, lithium and tin.

The price at which Security Matters PTY shall sell products to Sumitomo and the license fee at which Security Matters PTY shall license Security Matters PTY products and Security Matters PTY service to Sumitomo shall be a discount of the invoices issued to the customers.

Generally, the agreement shall remain in effect for an initial term of five years from the effective date of first commercial sale by Security Matters PTY to Sumitomo of any products. The companies have agreed that over the coming years there is a target to reach $35 million in sales.

Alcoholic Beverages

In December 2021, Security Matters PTY acquired all the holdings SMX Beverages Pty Ltd, a joint venture incorporated in February 2020 for the promotion of solutions in the alcoholic beverage industries including in relation to the prevention of counterfeit alcoholic beverages, circular economy concepts and packaging and supply chain within those industries.

Diamonds and Precious Stones

On April 30, 2019, Security Matters PTY signed an agreement with Trifecta Industries Inc. (“Trifecta”) for the commercialization of Security Matters PTY’s trace technology in the diamonds and precious stone industry. Under the terms of the agreement, Security Matters PTY and Trifecta established a new entity—Yahaloma Technologies Inc., which is equally held by Security Matters PTY and Trifecta.

Both parties covenanted not to pursue the use of Security Matters PTY’s technology for diamonds and precious stones, or any other venture related to the testing of the origin of diamonds or precious stone, other than through the Yahaloma. Additionally, in agreement with Isorad, all rights in and to any intellectual property related to the diamonds and precious stones industry that is developed by or for Yahaloma is jointly owned in equal parts by the Security Matters PTY, Yahaloma and Soreq.

Security Matters PTY continues to develop the technology and will supply Yahaloma technical services. Security Matters PTY bears the cost of such R&D services but the agreed hourly costs of Security Matters PTY’s staff is recorded as a shareholders loan of Security Matters PTY to Yahaloma, once the first USD 250,000 to be paid by Trifecta are exhausted (which is yet to happen). Trifecta supplies Yahaloma diamonds and other raw materials, which remain in the ownership of Trifecta. If Security Matters PTY causes damage to such diamonds during the R&D process, this will be reported the Trifecta and the damage recorded as a shareholders loan of Trifecta to Yahaloma. Trifecta will supply Yahaloma services of business development. Trifecta bears the cost of such services but the agreed hourly costs of Trifecta’s staff is recorded as a shareholders loan of Trifecta to Yahaloma. Management of Yahaloma is agreed to be jointly, with certain special resolutions requiring agreement of both parties. Actual day-to-day management is in Canada.

In addition to the shareholders loan extended by man-hours as stipulated above, the parties covenanted to extend up to USD 1 million to Yahaloma (USD 350,000 by Security Matters PTY and USD 650,000 by Trifecta, with USD 250,000 extended by Trifecta registered as capital and all other funds as shareholders loans). Funds were agreed to be injected upon reaching certain milestones. The Security Matters PTY loan of USD 350,000 are to be injected only upon reaching future milestones and only if such funds will be required, which stage has not yet arrived. Such Security Matters PTY loan will bear an interest rate of 5% per annum. Upon Yahaloma being able to repay the shareholders loans, first a sum of USD 250,000 will be repaid to Trifecta and then all other shareholders loans will be repaid pro-rata. Only after repayment of all shareholders loans will Yahaloma distribute profits.

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

Electronics

Security Matters PTY has joined an alliance formed by six founding partners, among them the World Business Council for Sustainable Development, to set a shared vision for a circular economy for electronics, called the Circular Electronics Partnership. This group of global companies has been brought together to reduce e-waste and to commit to a roadmap for a circular economy for electronics by 2030.

Fashion

In December 2020, Security Matters PTY announced that it had launched a Fashion Sustainability Competence Centre to enable fashion brands globally, to transition successfully to a sustainable circular economy by being able to identify the origination of their raw materials and hence, recycle their own unsold and/or end-of-life merchandise (garments, footwear and accessories including sunglasses) back into new high-quality materials and new fashion merchandise Security Matters PTY’s technology is applicable across a range of materials including leather, silk, cotton, wool, coated canvas, vegan leather, polyesters, cashmere, metals (e.g., gold & metallic parts) and plastics; and its applications encompass finished leather goods, shoes, garments, and accessories. Security Matters PTY is also collaborating with several luxury fashion conglomerates on R&D projects to trace the origin of raw materials used in their supply chain and is in commercial negotiations regarding the implementation of its solution with partners in the industry.

In July 2023, we changed the name of the wholly owned subsidiary from “SMX France” to “SMX Fashion and Luxury” in anticipation for such company to be used for the fields of fashion and luxury.

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

Target Industries

Fashion

For the fashion industry, the Company’s technology enables authentication from raw materials to retail stores and beyond:

Product manufacturing (workshop)
Retail
FASHION
Raw material farming
Transport
Second Hand
Material preparation and processing
2nd-hand markets
End-of-life

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

Gold mine
Chemical marker
Gold refinery
Reader
Bullion bank
Jewelers
Industry
Recycling
Central bank
Consumer

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

Under Israeli laws with respect to research and development, which is referred to as R&D Law, a royalty of between 3% to 5% applies to the net sales of products developed from a project funded by the IIA, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of the grant plus interest at LIBOR has been repaid. The terms of the R&D Law also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. Security Matters PTY’s research and development team will remain in Israel and all funds previously received by way of a grant from IIA have been invested in Israel.

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

Security Matters PTY had one approved project with the IIA (project number 55715, approved on November 23, 2015) of a 40% grant out of a project of up to approximately $400,000 under which it received $196,000 in prior years. Security Matters PTY passed a final review by the IIA and no additional funding is expected to be received under the project.

Security Matters PTY is obligated to pay 3% of our relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant, being $196,000. To date we paid about $1,000 out of such amount.

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

In December 2016, Security Matters PTY received approval as an Approved Enterprise (File 24638, Plan 429, Motion 120941) for the building of a factory for the marking of materials with an investment of ILS 3,700,000, provided that at least 24% of the investment will be financed by the issuance of new shares. Due to changes in our activity plans, we did not pursue such project and did not take any funds under such Approved Enterprise.

Isorad License Agreement

Under the Isorad License Agreement (as amended), Security Matters PTY received from Isorad an exclusive, worldwide, royalty-bearing license, to make use of (including, without limitation, to develop, manufacture, use, market, offer for sale, sell, export and import in the field of marking methods) US patent number 8158432 B2 and the technology derived from it can be utilized in almost any industry and with any product. Additionally, any uses for the Israeli Security Forces and/or its purposes will be conducted via us at a “cost plus” price to be agreed. While Isorad and Soreq reserve the right to freely continue to research and develop the technology, Security Matters PTY has a right of first offer to any newly developed technology. If the Source IP is developed further by Soreq and Soreq wishes to commercialize the new technology, then Soreq must offer the right to commercialize the new technology to Security Matters PTY in the first instance.

Security Matters PTY and its affiliate are to pay Isorad royalties for 25 years as of January 1, 2020 in the amount of 2.2% of all gross sales by the Company, our affiliates or sublicensees and after 25 years the license becomes royalty-free. Gross sales are defined under the Isorad License Agreement to include the total amount invoiced or received by Security Matters PTY and/or its affiliates, including, without limitation, for sale of products and provision of services. If Security Matters PTY charges a fee for sublicensing or an option for a sublicense, for which it does not pay the 2.2% royalty described above, such income will be subject to royalty payment of 15% of the amounts received. The royalties for revenues from sub-licensing the technology are payable as of January 1, 2020.

Upon the occurrence of the next M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of ours and similar event) Security Matters PTY is to pay a cash amount equal to 1.5% of the Exit Consideration (as such term is defined in such agreement). Additionally, Isorad was issued 864,000 options to purchase shares of Security Matters PTY and is entitled to receive 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and any amount actually received against equity or other funding during a period of 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof). This will not apply to any future offer of shares, merger or sale of assets thereafter. As of December 31, 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $123 against a liability that reflects the due amount.

Under the Isorad Agreement, Isorad can only refuse to approve a sublicense based on governmental defense, security, governmental policy, political and other official State of Israel policy considerations. A sublicensee cannot further grant, directly or indirectly, to any third party any sublicense or rights to the technology and cannot further assign the sublicense agreement.

Specifically as to Yahaloma, the royalty rate on gross sales of Yahaloma, to be paid by Yahaloma, are 4.2% (and not 2.2% that applies solely to Security Matters PTY, its other affiliates and to other sublicensees). Upon the occurrence of an M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of Yahaloma and similar event), Isorad is entitled to a fee equal to 1% of the total consideration paid to, received by, or distributed to, Yahaloma and/or its shareholders and/or its affiliates in connection with the event, including, without limitation, all cash, securities or other property which is received by Yahaloma and/or its shareholders in connection with such event of two such events (i.e. twice) at its choice.

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

Security Matters PTY has provided broad indemnities to Isorad and Soreq and their related parties under the terms of the Isorad License Agreement. The Isorad License Agreement is governed by the laws of Israel.

Safety Certifications and Permits

Security Matters PTY is in compliance with the requirements of the ISO 9001:2015 standard for quality management and quality assurance. The ISO organization promotes worldwide proprietary, industrial and commercial standards. Security Matters PTY is examined annually to verify that we comply with the ISO standards of excellence, safety, quality, process management and risks management, and currently holds an ISO certificate as of the date of this Annual Report on Form 20-F.

Under the provisions of the Israeli Non Ionizing Radiation Law, and the Work Safety regulations (regarding employment safety and health of those working with non-ionizing radiation), the Company is required to hold a valid license for operations involving non ionizing radiation as well as employ a safety expert with qualifications as defined by the law. As of May 8, 2022, Security Matters PTY has a valid license for operations involving non ionizing radiation and employs a safety expert as required by law. Additionally, the import and use of its readers may be subject to a license requirement in certain jurisdictions, which requirement may change from one jurisdiction to another.

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

C. Organizational Structure

The Company has six wholly owned subsidiaries: Lionheart, Security Matters PTY, SMX Circular Economy Platform PTE, Ltd. (Singapore), TrueSilver SMX Platform Ltd. (Canada) (“TrueSilver”), SMX Fashion and Luxury (France) and SMX (Security Matters) Ireland Limited (Ireland). Security Matters PTY has two wholly-owned subsidiaries: Security Matters Ltd. (Israel) and SMX Beverages Pty Ltd. (Australia), along with being the record holder of 50% of Yahaloma Technologies Inc. (Canada) (“Yahaloma”) and 51.9% of trueGold Consortium Pty Ltd. (Australia).

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

Business

The Company integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, the Company’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

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

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the SMX tech apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

The potential of the SMX technology application extends beyond merely tracing raw materials from origination to finished product for recycling and reuse. It serves as a cornerstone for broader innovative markets, including the following:

In November 2023, SMX unveiled plans for the launch of the world’s first plastic cycle token. In response to the global plastic recycling rate of just 9% and an estimated market valued at over $40 billion, this initiative aims to establish a reliable, ethical digital credit platform, tapping into the vast potential of recyclable plastics credits in a new market. Collaborating with a range of partners and sponsors, each offering unique skills and expertise, SMX aims to create the Plastic Cycle Token, facilitating companies’ transition to sustainable practices. This token is poised to serve as a next-generation alternative to carbon credits, aligned with the European Union’s efforts to improve recycling rates. Leveraging its technology, which enables physical traceability of recycled materials, SMX seeks to incentivize genuine plastic recycling, promoting environmental circularity and supporting impactful ESG investments.

This was followed by another SMX announcement in January 2024, for a $5 million contract with R&I Trading of New York, deploying cutting-edge technology to enhance supply chain transparency for a NATO member state, with plans to expand to additional NATO members. This partnership aims to establish new standards in brand protection, authentication, and ethical sourcing, particularly in the FMCG sector. Through this initiative, SMX is committed to promoting transparency and security in global supply chains, reflecting its dedication to ethical business practices and technological innovation.

History

SMX Israel was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers (the “Source IP”). SMX Source IP was initiated from the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (“Soreq”). In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology (the “Isorad License Agreement”). Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

SMX Israel merged into Security Matters PTY, an Australian company, to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” At that time, Security Matters PTY had three wholly-owned subsidiaries: Security Matters Ltd. (Israel), SMX Fashion and Luxury (France), and SMX Beverages Pty Ltd. (Australia). It was also the record holder of 50% of Yahaloma Technologies Inc., a Canadian company and, as of October 3, 2023, 51.9% of trueGold Consortium Pty Ltd., an Australian company.

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination pursuant to the BCA and its previously announced SID. Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the BCA:

●	Security Matters PTY proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company’s Ordinary Shares, with the Company being issued one share in Security Matters PTY (“Security Matters Shares”) (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

●	Security Matters PTY proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

●	Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

●	The Company’s Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

A. Operating Results

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this Annual Report on Form 20-F titled “Risk Factors.

Commercial Agreements

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that we aim our sales efforts at large multi-national market-leading conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force majeure, or events like CoV 19, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled “Risk Factors” above may impact the ability to generate revenue.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report on Form 20-F.

Revenue

To date, we haven’t seen substantial revenue from our technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

Operating Expenses

The Company’s current operating expenses consist of the following components: research and development expenses, general and administrative expenses and selling and marketing expenses. The Company is working to maintain discipline on expenses over time.

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

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs and other general and administrative expenses. In the year ended December 31, 2023, general and administrative expenses also include the costs that are related to the Business Combination and thereafter the cost related to being a public NASDAQ company.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consists primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, inducement expenses, exchange rate difference, and fees and commissions to banks.

Gain from Remeasurement of investment in associated company

Gain from remeasurement of investment in associated company arises due to the agreement the Company signed with true-Gold Consortium Pty Ltd.’s (“true-Gold”) on October 3, 2023 to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in true-Gold and resulted in the Company gaining control over true-Gold.

Foreign Currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.’s functional currency is Australian Dollars. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of true-Gold Consortium PYT LTD. is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities - at the rate of exchange applicable at the reporting date;
●	Expense items - at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Years Ended December 31, 2023, December 31, 2022, and December 31, 2021

The following table summarizes our historical results of operations for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands (except of per share data)	2023	2022	2021

Research and development expenses	2,711	1,898	2,039
Selling and marketing expenses	661	569	453
General and administrative expenses	16,567	2,723	2,482
Listing cost	16,802	-	-

Operating Loss	(36,741)	(5,190)	(4,974)
Finance expenses	7,891	1,128	101
Finance income	1,580	28	237
Gain from remeasurement of investment in associated company	22,164	-	-
Share of net profit (loss) of associate companies	(101)	106	101

Loss before income tax	(20,989)	(6,184)	(4,939)

Income tax	-	-	-

Net Loss	(20,989)	(6,184)	(4,939)

Net loss attributable to:
Equity holders of the Company	(20,914)	(6,184)	(4,939)
Non- controlling interest	(75)	-	-

Basic and diluted loss per share attributable to shareholders**	(7.82)	(8.47)	(7.41)

** Restated as a result of the Business Combination and after giving effect to the reverse stock split

Research and Development Expenses, Net

The Company’s research and development expenses for the year ended December 31, 2023, amounted to $2,711 thousand, representing an increase of $813 thousand, or 42.8%, compared to $1,898 thousand for the year ended December 31, 2022. The major changes in research and development expenses were an increase of $320 thousand in Share based compensation expenses and reimbursement from proof of concept projects that decreased by $568 thousand.

The Company’s research and development expenses for the year ended December 31, 2022, amounted to $1,898 thousand, representing a decrease of $141 thousand, or 7%, compared to $2,039 thousand for the year ended December 31, 2021. The major changes in research and development expenses were an increase of $371 thousand in salaries and related expenses that were offset against the reimbursement from paid pilots and proof of concept projects that increased in $335 thousand and Subcontractors and consultants’ expenses that decreased in $257 thousand.

General and Administrative Expenses

The Company’s general and administrative expenses amounted to $16,567 thousand for the year ended December 31, 2023, a net increase of $13,844 thousand, or 508.4%, compared to $2,723 for the year ended December 31, 2022. The net increase was primarily attributable to an increase of $7,278 thousand in Business Combination cost, an increase of $5,128 in public company expenses, an increase of $1,085 in Share based compensation, an increase of $413 in Wages and salaries related reflecting an increase in payroll expenses and in the number of employees and an increase of $388 thousand in travel expenses, due to returning to full operation after the COVID-19 pandemic which is offset by decrease of $438 thousand in Professional services expenses.

The Company’s general and administrative expenses totaled $2,723 thousand for the year ended December 31, 2022, a net increase of $241 thousand, or 10%, compared to $2,482 for the year ended December 31, 2021. The net increase was primarily attributable to an increase of $183 thousand in wages and salaries related expenses reflecting an increase in the number of employees and an increase of $223 thousand in travel expenses offset by decrease of $194 thousand in share-based compensation expenses.

Selling and Marketing Expenses

The Company’s selling and marketing expenses totaled $661 thousand for the year ended December 31, 2023, an increase of $92 thousand, or 16.1%, compared to $569 thousand for the year ended December 31, 2022, and was primarily due to an increase of $176 thousand in wages and salaries related due to hiring new professional senior selling and marketing team. This was offset by a decrease in marketing expenses and consulting.

The Company’s selling and marketing expenses totaled $569 thousand for the year ended December 31, 2022, an increase of $116 thousand, or 26%, compared to $453 thousand for the year ended December 31, 2021, and was primarily due to an increase in digital advertising cost associated with our marketing efforts.

Listing Cost

The Company’s listing cost for the year ended December 31, 2023, amounted to $16,802 thousand, which consisted of $11,599 thousand representing deemed issuance of shares at fair value at the closing of the Business Combination and $5,203 thousand, which represents the fair value of the Company’s identifiable net assets which represents a payment for the service of obtaining a stock exchange listing for its shares and it is therefore recorded to the consolidated statement of comprehensive loss.

Finance Income and Expenses

The Company’s finance income for the year ended December 31, 2023, totaled $1,580 thousand, an increase of $1,552 thousand, or 5,543%, compared to $28 thousand for the year ended December 31, 2022. The increase is due to $927 thousand revaluation of public warrants financial liabilities at fair value and $377 thousand revaluation of convertible note. The Company’s finance expenses for the year ended December 31, 2023, amounted to $7,891 thousand, an increase of $6,763 thousand, or 599.6%, compared to $1,128 thousand for the year ended December 31, 2022. The increase mainly attributed to a $3,704 thousand revaluation of the bridge loans and convertible notes, $2,005 thousand due to warrants revaluation, $1,000 thousand due to interest on borrowings, and $250 thousand from inducement expenses.

The Company’s finance income for the year ended December 31, 2022, totaled $28 thousand, a decrease of $209 thousand, or 88%, compared to $237 thousand for the year ended December 31, 2021. The Company’s finance expenses totaled $1,128 thousand for the year ended December 31, 2022, an increase of $1,027 thousand or 1,017%, compared to $101 thousand for the year ended December 31, 2021. The increase is mainly attributed to a revaluation of the bridge loans and redeemable warrants at fair value.

Gain from Remeasurement of Investment in Associated Company

Gain from remeasurement of investment in associated company amounted to $22,164 thousand and reflects the remeasurement of the investment in true-Gold at fair value following the Company obtaining control over true-Gold, since before the transaction’s completion the Company held 44.4% of the shares of true-Gold which were treated as a joint venture investment.

Share of Net Profit/Loss of Associated Companies

Shares of net loss of associated companies consists of equity loss from associated joint venture activity for the year ended on December 31, 2023 at the amount of $101 thousand and share of net profit of associated companies consists of equity profit from associated joint venture activity for the year ended on December 31, 2022 at the amount of $106 thousand. As of December 31, 2023 and December 31, 2022, the carrying amount of the investment in associated companies is $115 thousand and $221 thousand, respectively.

Shares of net profit of associated companies consists of equity profit from associated joint venture activity for the year ended on December 31, 2022 at the amount of $106 thousand and share of net loss of associated companies consists of equity loss from associated joint venture activity for the year ended on December 31, 2021 at the amount of $101 thousand. As of December 31, 2022 and December 31, 2021, the carrying amount of the investment in associated companies is $221 thousand and $147 thousand, respectively.

Income Tax

As of December 31, 2023, the Company estimated carry forward tax losses of approximately $45,095 thousand (December 31, 2022: $24,106 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

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

Operating Loss

As a result of the foregoing, our operating loss for year ended December 31, 2023 was $36,741 thousand compared to an operating loss of $5,190 thousand for year ended December 31, 2022, an increase of $31,551 thousand, or 608%.

Our operating loss for year ended December 31, 2022 was $5,190 thousand compared to an operating loss of $4,974 thousand for year ended December 31, 2021, an increase of $216 thousand, or 4.3%.

Net Loss Attributable to Shareholders

As a result of the foregoing, our net loss for the year ended December 31, 2023 was $20,989 thousand, compared to $6,184 thousand for the year ended December 31, 2022, an increase of $14,805 thousand, or 240%.

As a result of the forgoing, our net loss for the year ended December 31, 2022 was $6,184 thousand, compared to $4,939 thousand for the year ended December 31, 2021, an increase of $1,245 thousand, or 25%.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2023 and thereafter, the Company has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and related parties and reimbursement from prospected customers for paid pilots and proof-of-concept projects. As of December 31, 2023, the Company had $168 thousand in cash and cash equivalents. In addition, during February 2024, the Company raised gross proceeds of approximately $3,307 thousand, before deducting fees and other offering expenses payable by the Company, from the issuance of share, prefunded warrants and convertible security, and during April 2024, the Company raised gross proceeds of approximately $2,000 thousand before deducting fees and after offering expenses payable by the Company, from the issuance of a promissory note and warrants.

The table below presents our cash flows for the periods indicated:

	For Year Ended December 31,
U.S. dollars in thousands	2023	2022	2021
Net cash used in operating activities	12,479	5,223	3,908
Net cash used in investing activities	1,036	1,127	1,765
Net cash provided by financing activities	11,954	3,846	6,118

Net increase (decrease) in cash and cash equivalents	(1,561)	(2,504)	445

Operating Activities

Net cash used in operating activities was $12,479 thousand during the year ended December 31, 2023, compared to net cash used in operating activities of $5,223 thousand during the year ended December 31, 2022. The increase is mainly attributed to the net loss for the period which amounted to $20,914 thousand and adjusted as non-cash, remeasurement of investment in associated company at the amount of $22,164 thousand due to the acquisition of additional 7.5% in true-Gold, Business Combination listing costs at the amount of $16,802 thousand, financial expenses due to bridge loans at the amount of $3,800 thousand and stock-based compensation expenses at the amount of $3,269 thousand. Net cash used in operating activities amounted to $3,908 thousand during the year ended December 31, 2021. The increase was primarily used for payment of salaries and related expenses, travel expenses, research and development, subcontractors, consultants and materials. In addition, the increase in cash used in operating activities derived from a material increase in prepaid expenses related to the BCA.

Investing Activities

Net cash used in investing activities was $1,036 thousand during the year ended December 31, 2023, consisted of capitalized development costs in the amount of $976 thousand and $60 thousand used for purchasing property, plant and equipment. Net cash used in investing activities was $1,127 thousand during the year ended December 31, 2022, consisted of capitalized development costs in the amounts of $975 thousand and $152 thousand, which were used for purchasing property and equipment. Net cash used in investing activities was $1,765 thousand during the year ended December 31, 2021, and consisted of cost of capitalized development expenses in the amounts of $1,468 thousand and $297 thousand, which were used for purchasing property and equipment.

Financing Activities

Net cash provided by financing activities was $11,954 thousand during the year ended December 31, 2023, consisted mainly of $2,679 thousand in advance payment for equity, $2,356 thousand in net proceeds from issuance of promissory note $2,919 thousand for net proceeds from issuance of shares in the Business Combination net , an aggregate of $2,630 thousand net proceeds from the issuance of shares and warrants, $642 thousand in exercise of warrants, $550 thousand in proceeds from issuance of bridge loans and warrants and $250 thousand in proceeds from the issuance of a convertible note. Net cash provided by financing activities was $3,846 thousand during the year ended December 31, 2022, consisted mainly of $3,310 thousand in proceeds from issuance of bridge loans and warrants and $581 thousand of proceeds from issuance of convertible notes and $182 thousand net issuance of shares, which was partially offset by payment of $172 thousand for loan repayment to related parties. Net cash provided by financing activities was $6,118 thousand during the year ended December 31, 2021, consisted mainly of $5,892 thousand in proceeds from net issuance of shares and warrants and $395 thousand of net proceeds from the exercise of warrants, which was partially offset by payment of $98 thousand for lease liabilities and loan repayment to related parties of $103 thousand.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since inception in 2015. Since the Company’s inception, it has not generated significant revenue from the sale of technology.

As of December 31, 2023 and December 31, 2022, the Company had $168 thousand and $1,398 thousand, respectively, in cash and cash equivalents, which the Company has been using and continues to use for working capital and general corporate purposes since those dates. Since December 31, 2023, the Company has raised an additional approximately $5,557 thousand in funding from various investors. The Company expects that its existing cash and cash equivalents, along with amounts it may draw down under the Alpha SPA referred to below (during April 2024, the Company terminated its then-existing $25 million SEPA with Yorkville and entered into a similar agreement for $30 million with Alpha), and receivables from clients once paid, will be sufficient to fund its operations for the foreseeable future but perhaps at a delayed or reduced scope. In addition, the Company has outstanding approximately $13,000 thousand in existing payables and other liabilities related to expenses of the Business Combination. The Company expects to fund the payment of such amounts out of the Alpha SPA, referred to below, ongoing activities of the Company and possibly other capital raisings in 2024. Further, the Company’s operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned. The Company’s future capital requirements will depend on several factors, including:

●	Commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

When and until the Company starts to generate significant recurring revenues and profit, the Company expects to satisfy its future cash needs through capital raising and shareholders’ financial support. The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Company’s outstanding warrants are generally either out of money or have nominal exercise prices; accordingly, the Company does not expect to raise any material additional funds from the exercise of outstanding warrants in at least the short-term. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans.

We can give no assurances that we will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, including pursuant to the Alpha SPA, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although we believe such plans, if executed and coupled with the above-described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates and expand our corporate infrastructure.

Contractual Obligations

Reciprocal Standby Equity Purchase Agreement

In February 2023, we entered into a SEPA with Yorkville, whereby we have the right, but not the obligation, to sell to Yorkville up to $25.0 million of our Ordinary Shares at our request, subject to the terms therein. We have received as loans Pre-Paid Advances of $3.5 million, all of which as of April 29, 2024, have been converted into our Ordinary Shares or repaid in cash.

On April 13, 2024, the Company exercised its right of termination under the SEPA and sent to Yorkville a termination notice, which became effective on or about April 19, 2024.

Alpha Stock Purchase Agreement

On April 19, 2024, the Company entered into a Stock Purchase Agreement (the “SPA”) with Generating Alpha Ltd. (“Alpha”), pursuant to which Alpha has committed to purchase from us up to $30,000,000 of our ordinary shares, subject to the terms and conditions specified in the SPA. The Company entering into the SPA was a condition of the Company’s previously announced note and warrant transaction with Alpha from April 11, 2024.

Subject to the terms and conditions of the SPA, the Company has the right from time to time at its discretion, any time after the three month anniversary of the shares underlying the SPA being registered for resale pursuant to the Registration Rights Agreement referred to below, to direct Alpha to purchase a specified amount of our ordinary shares (each such sale, a “Put”) by delivering written notice to Alpha (each, a “Put Notice”). There is a $20,000 mandatory minimum amount for any Put and it may not exceed $500,000, subject to a volume threshold equal to the quotient of (a) the number of ordinary shares requested by the Company in a Put Notice divided by (b) 0.30. The ordinary shares will be purchased at a price equal to : (a) 95% of the lowest daily traded price of the Company’s ordinary shares during the five trading day valuation period (provided that it shall not be less than a Company-specified minimum acceptable price) (“Market Price”), if the market price of the ordinary shares is over $1.00; (b) 90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00: (c) 85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80; (d) 80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60; (e) 75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and (f) 50% of the Market Price, if the market price of the ordinary shares is below $0.20.

The Company will control the timing and amount of any sales of ordinary shares to Alpha. Actual sales of our ordinary shares to Alpha as a Put under the SPA will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Company’s ordinary shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

The obligations of Alpha to accept any Put pursuant to a Put Notice is subject to customary conditions, including that Alpha is not required to purchase any ordinary shares pursuant to a Put if it would result in Alpha beneficially owning in excess of 4.99% of the Company’s ordinary shares, and that the ordinary shares subject to the Put be registered for resale. The Company agreed to pay a commitment fee to Alpha equal to 1.5% of the commitment amount, payable in shares, or 2,725,621 ordinary shares and which shall be subject to a three month lock-up.

The net proceeds under the SPA to the Company will depend on the frequency and prices at which the Company sells ordinary shares to Alpha. The Company expects that any proceeds received by it from such sales to Alpha will be used for working capital and general corporate purposes; provided, however, that in the event the Company owes any indebtedness to Alpha, 50% of any such proceeds shall be applied to repayment of such indebtedness.

The SPA will automatically terminate on the earliest to occur of (a) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which Alpha shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30,000,000. The Company has the right to terminate the SPA at no cost or penalty upon five (5) trading days’ prior written notice to Alpha, provided that there are no outstanding Put Notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. The Company and Alpha may also agree to terminate the SPA by mutual written consent. Neither the Company nor Alpha may assign or transfer its respective rights and obligations under the SPA, and no provision of the SPA may be modified or waived by the Company or Alpha other than by an instrument in writing signed by both parties.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. The SPA contains restrictions on the Company’s ability to enter into any Variable Rate Transaction (as defined in the SPA), as described in the SPA.

The Company further entered into a Registration Rights Agreement with Alpha, pursuant to which the Company agreed to register for resale ordinary shares underlying the SPA.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the “Lease”). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

On September 19, 2023, the Company amended the loan agreements dated September 7, 2015, by and between SMX Israel, the Company’s shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert US$657 thousand of indebtedness under the loan agreements into 487,281 ordinary shares (post share reverse split) of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management estimation the FV of this Indebtedness is immaterial.

Additionally, Kibbutz Ketura provides administrative services for SMX Israel for which it was debited $34 thousand and $36 thousand for the year ended December 31, 2023 and December 31, 2022, respectively.

Security Matters PTY and the Company borrowed an aggregate of $3,860 thousand from private investors between September 2022 and February 2023, which loans are due no earlier than May 31, 2024. All of such loans have an interest rate of 10% per annum. Each such lender (except for one lender which lent an amount of $1,000 thousand which is not entitled to the redeemable warrants), further received 20% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $11.50 per share and a first priority security interest in the shares of Security Matters PTY’s interest in true-Gold Consortium Pty Ltd. In March 2023, the Company signed an addendum to the Bridge Loans agreements which converted $1,350 thousand into common shares and deferred the remaining cash payments during the first and second quarter of 2024.

On December 31, 2023, the Company issued an aggregate of 4,032,256 Ordinary Shares and warrants to purchase an aggregate of 4,032,256 ordinary shares, to the lenders, in exchange for the cancellation of an aggregate of (a) approximately $750 thousand in principal owed to the lenders and (b) $1,450 thousand cash value of Redeemable Warrants. The Company also issued 457,682 Ordinary Shares to a service provider (the “Service Provider”) as payment in full for $260 thousand worth of services previously provided to the Company by the Service Provider. Such transactions were evidenced by a series of substantially similar Conversion and Exchange Rights Agreements executed as of December 31, 2023.

In January 2023, the Company borrowed $250 thousand from a private investor, which loan is due December 31, 2024. Such loan has an interest rate of 15% per annum and is convertible at a conversion price of $10.00 per share, and the holder further received 5% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $11.50 per share.

On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 (the “September SPA”) and issued and sold to an institutional investor a promissory note with a fixed conversion price of $1.6378 and warrants, for gross proceeds to the Company of approximately $2,358 thousand, before deducting fees and other offering expenses payable by the Company. The note was issued in the principal amount of $4,290 thousand, all of which have been converted as of April 29, 2024 into an aggregate of 2,619,377 Ordinary Shares. The actual amount loaned by the investor pursuant to the Note was $2,574 thousand after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the effective date and is the date upon which any remaining accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into Ordinary Shares at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary adjustments and limitations set forth in the note, including for fundamental transactions. As of April 29, 2024, the investor has converted all of the principal of the note into an aggregate of 2,619,377 Ordinary Shares.

Additionally, as part of the transaction, we issued two warrants to the Investor, an “A” Warrant and a “B” Warrant. The A Warrant for 3,929,051 Ordinary Shares has an exercise price of $0.0022 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the A Warrant. As of April 29, 2024, the investor exercised the Warrant A for 3,789,264 Ordinary Shares. The B Warrant for 2,619,367 Ordinary Shares had, pursuant to the September SPA, an exercise price of $1.6378 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the B Warrant. On April 11, 2024, as an inducement of the Company for the Investor to enter into transactions pursuant to a Securities Purchase Agreement, whereby the Company issued and sold to the Investor a promissory note and warrants, for gross proceeds to the Company of approximately US$2.0 million, before deducting fees and other offering expenses payable by the Company, the Company entered into a Warrant Amendment and Inducement Letter with the Investor, with respect to the “B” warrants. Pursuant to the Warrant Amendment and Inducement Letter, the Investor exercised for cash the outstanding “B” warrants in full at a reduced exercise price of $0.0022 per share, or approximately $5,762. See Item 8.B. Significant Changes, elsewhere in this Annual Report on Form 20-F.

On October 3, 2023, Security Matters PTY entered into an Investment Agreement (the “Investment Agreement”) with True Gold Consortium Pty Ltd (“True Gold”), of which Security Matters PTY is a shareholder.

Pursuant to the Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 True Gold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of additional shares of True Gold (the “True Gold Shares”) such that Security Matters PTY’s holdings in True Gold shall be increased to 51.9% of the total issued and outstanding shares of True Gold, making Security Matters PTY the majority owner of True Gold. Additionally, the existing license agreement as between Security Matters PTY and True Gold was amended to include additional intellectual property of Security Matters PTY to be licensed to True Gold thereunder. Security Matters PTY shall further supply to True Gold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

Pursuant to the Investment Agreement, True Gold shall have the right, within 12 months of the issuance of the True Gold Shares to Security Matters PTY, to purchase the True Gold Shares from Security Matters PTY for a purchase price to be decided by an external valuator.

Government Grants

As of December 31, 2023 and December 31, 2022, the Company has a contingent liability of $153 thousand and $135 thousand, respectively, for government grant it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

In January 2015, the Company entered into the Isorad License Agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Company signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%.

The fair value of these options was $33 thousand and recognized as a technology license intellectual property.

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $123 thousand against a liability that reflects the due amount.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

Sales Cooperation Agreement

On July 25, 2023, the Company entered into a Sales Cooperation Agreement with Data Vault Holdings, Inc., which acts in the area of Web 3.0 technologies, crypto anchors and data software as a service, pursuant to which each party on a non-exclusive basis will effect introductions of potential clients to the other. Pursuant to the agreement, any transaction between a party and an introduced client shall entitle the introducing party to a commission on income received in the transaction for 48 months. In addition to entering into the Sales Cooperation Agreement, the companies intend to collaborate to advance Data Vault’s Web 3.0 strategies for data visualization, inventory tracking and laboratory automation, using the Company’s digital blockchain platform enhanced with a physical marker.

Warrant Reset Offer

On December 8, 2023, the Company consummated an inducement offer letter agreement with certain holders of the Company’s outstanding Warrant Bs to purchase Ordinary Shares of the Company. The Warrant Bs were issued on June 27, 2022 and had an exercise price of $5.28 per share (after taking into account the Company’s 1:22 reverse share split).

Pursuant to the inducement letter, the holders agreed to exercise for cash their Warrant Bs to purchase an aggregate of 606,060 Ordinary Shares at a reduced exercise price of $1.15 per share in consideration for the Company’s agreement to issue new warrants to purchase, in the aggregate, up to 909,090 of the Company’s Ordinary Shares at an exercise price of either (i) $0.0022 per share in an amount not to exceed 75% of the new warrant shares, or (ii) $1.15 per share, in the discretion of the warrantholders. The Company received aggregate gross proceeds, before payment of transaction fees and expenses, of approximately $697,000 from the exercise of the Warrant Bs by the holders. In January 2024, the holders of such reset warrants exercised 454,544 warrants pursuant to the option described above under clause (i), and as a result we issued an aggregate of 454,544 ordinary shares.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact on our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily with respect to the ILS, AUD, EUR and SGD, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31,2023, the ILS increased against the U.S. dollar by approximately 3%, the AUD increased against the U.S. dollar by approximately 0%, the EUR increased against the U.S. dollar by approximately 4% and the SGD increased against the U.S. dollar by approximately 1%.

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

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company seeks to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

Given the varied needs of different industries, the Company’s research and development processes are divided according to industry.

Plastics, Rubber and Other Materials

In 2022, Security Matters PTY completed a successful trial of marking recycled plastics by studying the impact of gravimetric and volumetric feeding methods on final Post Consumer Recyclat (“PCR”), readings. The compounding master batch and extrusion processes of these trials were performed on a pilot scale in a fully commercial and industrial facility. The Company’s team demonstrated its ability to manage the process remotely, indicating the viability of industrial scale adoption.

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

On April 10, 2024, the Company announced that it has successfully completed the marking of 21 tons of natural rubber sourced in Latin America from tree to tire. The program covered the marking at the tree in Latin America through manufacturing and production in the region. The Company’s marker was added to the cup lump harvesting by the farmers prior to transfer to the manufacturing centre where the 42 tons of latex was converted to 21 tons of natural rubber. The bails were then transferred to tire manufacturing for commercial car, truck and lorry tires. The tires were then sent for evaluation. The results demonstrated 100% success rates on all marked tires to have a proven verification technology for origin authentication of the natural rubber and full traceability all along the entire supply chain data and integrity from tree to tire.

Plastic Cycle Token

On November 28, 2023, the Company announced the planned launch of a plastic cycle token, scheduled for release in the third quarter of 2024. The initiative is being designed to present a reliable, ethical digital credit platform, aiming to capitalize on billions of dollars in recyclable plastics credits in a newly created market.

The tradeable plastic cycle token is being designed to enable companies to transition towards sustainable practices, encouraging entities within and outside the plastic ecosystem, including oil producers and waste management firms, to increase recycled content utilization.

This initiative is also expected to position the SMX Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using SMX’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity.

Gold and Other Metals

Gold

Security Matters PTY formed a joint initiative with Perth Mint to develop a mine-to-marketplace ethical gold supply chain technology solution. Since the incorporation of trueGold Consortium Pty Ltd (“trueGold”) in June 2020, this research and development project aims to promote a ‘mine to product’ transparency solution dedicated to responsible mining of materials. Security Matters PTY’s track & trace technology provides information on the origin of the materials and how they move across production and distribution chains towards recycling and back to refining.

On July 29, 2020, Security Matters PTY signed a shareholders’ agreement with W.A. Mint Pty Ltd. (“Perth Mint”) and trueGold. The shareholders’ agreement and the ancillary agreements discuss the establishment of a new entity—trueGold—by Security Matters PTY and Perth Mint. Security Matters PTY granted to trueGold, subject to the terms of the license agreement, an exclusive, worldwide, perpetual license to use Security Matters PTY’s technology for the purpose of commercializing it within the industry comprising gold as a precious metal (as elaborated below). Security Matters PTY owns any development of its intellectual property and, while trueGold owns all generated data it creates, trueGold granted to Security Matters PTY a free non-exclusive, irrevocable, perpetual, royalty free license to use the generated data, subject to regulatory requirements and to the extent that it relates to the Isorad License Agreement technology or Security Matters PTY’s technology. The parties agreed that neither Perth Mint or Security Matters PTY are required to provide any funding to trueGold and that any investment by any of them in trueGold from time to time will be by way of in-kind contributions. Third party equity investors will contribute the working capital will fund R&D, development capital and other expenses in accordance with the business plan.

Other than with the consent of the other shareholders or between affiliates (defined, inter alia, as a related body corporate of a shareholder; a company in which the shareholder beneficially owns 50% or more of the issued shares) a transfer of shares will be done subject to a right of first refusal of the other shareholders, whom will also have tag-along rights and a drag-along (as elaborated below). Under the constitution (as amended in July, 2022, to add the specific right of Security Matters PTY to purchase shares before any other shareholders) any shareholder wishing to transfer shares must notify the board of directors and, before the board of directors authorize the transfer of any share or shares, the share or shares must first have been offered to Security Matters PTY (for its own benefit and unless Security Matters PTY is 50% owned by one entity), and if SMX does not notify within 30 days that it wishes to purchase, then to all other shareholders (including Security Matters PTY) at a price to be agreed on by the transferor and the directors of trueGold. If the transferor and the directors of trueGold are unable to agree on a price, the price of the relevant shares will be a price which: represents a fair market price; and is determined by expert determination administered by the Australian Disputes Centre (ADC) in accordance with the ADC Rules for Expert Determination which are operating at the time the matter is referred to ADC, which Rules are incorporated into the constitution of trueGold. The determination of such person in relation to the price of the relevant shares will be final and binding on all shareholders.

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

The board of directors of trueGold was agreed to consist of not less than three and not more than seven. The board is comprised as follows: Security Matters PTY may appoint (remove or replace) up to two directors; Zeren Browne; Perth Mint may appoint (remove or replace) up to two directors; and Hugh Morgan, who is a non-executive, independent chair. A list of resolutions was set, which require a board majority including at least one Security Matters PTY appointed director and one Perth Mint appointed director. Another list of resolutions was set, which require a resolution carried by a majority of the shareholders including Security Matters PTY and Perth Mint. trueGold and Yahaloma (defined below) agreed to bear the payments to Soreq related thereto of 4.2% of its revenues. SMX’s CEO, Mr. Haggai Alon, provides CEO services to trueGold and reports to the board of directors of trueGold, and Zeren Browne provides General Manager services to trueGold.

On October 3, 2023, Security Matters PTY entered into the Investment Agreement with trueGold. Pursuant to the Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 trueGold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of additional shares of True Gold (the “True Gold Shares”) such that Security Matters PTY’s holdings in trueGold shall be increased to 51.9% of the total issued and outstanding shares of trueGold, making Security Matters PTY the majority owner of trueGold. Additionally, the existing license agreement as between Security Matters PTY and trueGold was amended to include additional intellectual property of Security Matters PTY to be licensed to trueGold thereunder. Security Matters PTY shall further supply to trueGold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

TrueSilver

On June 7, 2023, we announced that we are in the process of creating a new subsidiary, TrueSilver, and that we have entered into a 120 day exclusive agreement with Sunshine Minting Inc. (“Sunshine”), to create a path to full transparency and traceability for silver products from mine site to final products and recycling and the creation of an industry standard. During the 120-day exclusivity period, Sunshine shall evaluate our technology for its use, with possible further collaborations thereafter.

In July 2023, we transferred the ownership of our wholly owned granddaughter company “Security Matters Canada Ltd.” from ownership by our subsidiary Security Matters PTY to direct ownership by the Company and renamed it “TrueSilver SMX Platform Ltd.”

On April 15, 2024, the Company announced the successful completion of proof of concept for ethical sourcing and authentication of silver in cooperation with Sunshine.

The Company has now successfully completed the marking of 2.2 tons of silver within Sunshine’s operations. The program covered the marking of the silver raw material through continuous manufacturing processes to final products including recycling loops.

The Company’s technology was added at the melting stage and the marked silver material was processed into blank (from casting, extrusion, rolling, annealing, blank cutting & recycling), and the quality of the marked intermediate material and final products was evaluated (from billet to blank and recycled blank after several cycles).

The results demonstrated 100% success rates on all marked products all along the production process (from billet to finished product) ensuring the durability and irrefutable proof of quality and Brand authentication of the silver for credible ESG reporting for stakeholders, customers, auditors, and regulators.

Non-Ferrous Metals

On November 29, 2022, Security Matters PTY signed a products distribution and SAAS reseller agreement with Sumitomo Corporation, a Japanese corporation. Under such agreement, Security Matters PTY appointed Sumitomo to act as Security Matters PTY’s exclusive, worldwide distributor to market and sell markers, readers and Security Matters PTY services to customers for application in the Non-Ferrous Metals Market (as defined below) only, subject to the customer entering into with Security Matters PTY its standard product license agreement. The “Non-Ferrous Metals Market” is defined as all supply chain market segments of the industry for aluminum, copper, lead, nickel, zinc, molybdenum, cobalt, lithium and tin.

The price at which Security Matters PTY shall sell products to Sumitomo and the license fee at which Security Matters PTY shall license Security Matters PTY products and Security Matters PTY service to Sumitomo shall be a discount of the invoices issued to the customers.

Generally, the agreement shall remain in effect for an initial term of five years from the effective date of first commercial sale by Security Matters PTY to Sumitomo of any products. The companies have agreed that over the coming years there is a target to reach $35 million in sales.

Alcoholic Beverages

In December 2021, Security Matters PTY acquired all the holdings SMX Beverages Pty Ltd, a joint venture incorporated in February 2020 for the promotion of solutions in the alcoholic beverage industries including in relation to the prevention of counterfeit alcoholic beverages, circular economy concepts and packaging and supply chain within those industries.

Diamonds and Precious Stones

On April 30, 2019, Security Matters PTY signed an agreement with Trifecta Industries Inc. (“Trifecta”) for the commercialization of Security Matters PTY’s trace technology in the diamonds and precious stone industry. Under the terms of the agreement, Security Matters PTY and Trifecta established a new entity—Yahaloma Technologies Inc., which is equally held by Security Matters PTY and Trifecta.

Both parties covenanted not to pursue the use of Security Matters PTY’s technology for diamonds and precious stones, or any other venture related to the testing of the origin of diamonds or precious stone, other than through the Yahaloma. Additionally, in agreement with Isorad, all rights in and to any intellectual property related to the diamonds and precious stones industry that is developed by or for Yahaloma is jointly owned in equal parts by the Security Matters PTY, Yahaloma and Soreq.

Security Matters PTY continues to develop the technology and will supply Yahaloma technical services. Security Matters PTY bears the cost of such R&D services but the agreed hourly costs of Security Matters PTY’s staff is recorded as a shareholders loan of Security Matters PTY to Yahaloma, once the first USD 250,000 to be paid by Trifecta are exhausted (which is yet to happen). Trifecta supplies Yahaloma diamonds and other raw materials, which remain in the ownership of Trifecta. If Security Matters PTY causes damage to such diamonds during the R&D process, this will be reported the Trifecta and the damage recorded as a shareholders loan of Trifecta to Yahaloma. Trifecta will supply Yahaloma services of business development. Trifecta bears the cost of such services but the agreed hourly costs of Trifecta’s staff is recorded as a shareholders loan of Trifecta to Yahaloma. Management of Yahaloma is agreed to be jointly, with certain special resolutions requiring agreement of both parties. Actual day-to-day management is in Canada.

In addition to the shareholders loan extended by man-hours as stipulated above, the parties covenanted to extend up to USD 1 million to Yahaloma (USD 350,000 by Security Matters PTY and USD 650,000 by Trifecta, with USD 250,000 extended by Trifecta registered as capital and all other funds as shareholders loans). Funds were agreed to be injected upon reaching certain milestones. The Security Matters PTY loan of USD 350,000 are to be injected only upon reaching future milestones and only if such funds will be required, which stage has not yet arrived. Such Security Matters PTY loan will bear an interest rate of 5% per annum. Upon Yahaloma being able to repay the shareholders loans, first a sum of USD 250,000 will be repaid to Trifecta and then all other shareholders loans will be repaid pro-rata. Only after repayment of all shareholders loans will Yahaloma distribute profits.

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

Electronics

Security Matters PTY has joined an alliance formed by six founding partners, among them the World Business Council for Sustainable Development, to set a shared vision for a circular economy for electronics, called the Circular Electronics Partnership. This group of global companies has been brought together to reduce e-waste and to commit to a roadmap for a circular economy for electronics by 2030.

Fashion

In December 2020, Security Matters PTY announced that it had launched a Fashion Sustainability Competence Centre to enable fashion brands globally, to transition successfully to a sustainable circular economy by being able to identify the origination of their raw materials and hence, recycle their own unsold and/or end-of-life merchandise (garments, footwear and accessories including sunglasses) back into new high-quality materials and new fashion merchandise Security Matters PTY’s technology is applicable across a range of materials including leather, silk, cotton, wool, coated canvas, vegan leather, polyesters, cashmere, metals (e.g., gold & metallic parts) and plastics; and its applications encompass finished leather goods, shoes, garments, and accessories. Security Matters PTY is also collaborating with several luxury fashion conglomerates on R&D projects to trace the origin of raw materials used in their supply chain and is in commercial negotiations regarding the implementation of its solution with partners in the industry.

In July 2023, we changed the name of the wholly owned subsidiary from “SMX France” to “SMX Fashion and Luxury” in anticipation for such company to be used for the fields of fashion and luxury.

Intellectual Property

The ability of Security Matters PTY to develop and maintain proprietary information technology is crucial to our success. Since 2015, Security Matters PTY technology has been protected by more than 20 patent families and more than 100 patents filed around the world in various stages with respect to our marking and reading technologies. The table below lists the 20 patent families. Under each patent family, we note the countries under which such patents have been filed.

The following table provides a list of Security Matters PTY’s patents that have passed the international phase (PCT) and may be publicly disclosed:

Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App#’s	US Filing Date	US Patent #	US Publication	US Expiration Date
1	US Taiwan Japan China Europe Israel Republic of Korea	PCT	System and method for reading x-ray-fluorescence marking	Registered	15/563,756 16/709,804	Mar 2016 Mar 2016	US10539521B2 US10969351B2	Jan.2020 Apr 2021	Jul 2036 Mar 2036

2	US Australia China Europe Israel Japan Korea	PCT	Authentication of metallic objects	Registered	16/074,226	Feb 2017	US11446951B2	Sep 2022	Jan 2040

3	US Australia Europe Israel Korea	PCT	Access control system and method thereof	Published/ Pending	16/083,966	Mar 2017	US20200242865A1	Jul 2020

4	US Australia China Europe Israel Japan Korea	PCT	A method and a system for XRF marking and reading XRF marks of electronic systems	Registered Registered	16/091,222 16/834,732	Apr 2017	US10607049B2	Mar 2020	Apr 2037

5	US Australia China Europe Austria Germany Estonia Spain Finland France Great Britain Latvia Sweden Israel Japan Korea	PCT	An XRF analyzer for identifying a plurality of solid objects, a sorting system and a sorting method thereof	Registered	US16/311,290	Jun 2021	US10967404B2	Apr 2021	Dec 2037

6	US Australia Canada Europe Israel South Africa	PCT	Method for marking and authenticating precious stones	Registered Pending	16/328,526 17/666,866	Aug 2017	US11320384B	May 2022	Oct 2038

Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App#’s	US Filing Date	US Patent #	US Publication	US Expiration Date
7	US Australia China Europe Israel Korea Taiwan Japan Ukraine	PCT	X- ray fluorescence system and method for identifying samples	Registered	16/334,431	Sep 2017	US11112372B2	Sep 2021	Jun 2038

8	US Australia China Europe Israel Japan Korea	PCT	Method for Detecting Mishandling and Misuse of Food Products	Pending	16/336,712	Sep 2017	US20210321649A1	Oct 2021

9	US Australia China Europe Israel Japan Korea	PCT	XRF-Identifiable Transparent Polymers	Registered	16/340,913	Oct 2017	US11193007B2	Dec2021	Apr 2038

10	US Australia China Europe Israel Japan Korea	PCT	A System for Virtual Currency based on Blockchain Architecture and Physical Marking	Pending	16/609,686	May 2018	US20200184465A1	Jun 2020

11	US Australia Europe Israel Korea - Application discontinuation	PCT	An Object Marking System for Authentication and Verification	Registered	16/609,700	May 2018	US11221305B2	Jan 2022	Oct 2038

12	US Australia Canada China Europe Israel Japan Korea	PCT	Management of Recyclable Goods and Their Source Materials	Application Filed	17/766,874	Oct 2020	WO2021070182A1	Apr 2021

13	US Australia China Europe Hong-Kong Israel Japan Korea	PCT	Systems and Methods for Supply Chain Management and Integrity Verification Via Blockchain	Application filed	16/980,693	Mar 2019	WO2019175878A1	Sep 2019

Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App#’s	US Filing Date	US Patent #	US Publication	US Expiration Date
14	US Australia Azerbaijan Brazil Canada China Europe Hong-Kong Indonesia Israel Japan Korea Malaysia Singapore Uzbekistan	PCT	System and Method for Detection and Identification of Foreign Elements in a Substance	Application filed	17/285,167	Oct 2019	US20210325323A1	Oct 2021

15	US Australia Canada Europe Israel Japan Korea	PCT	Method and System for Classification of Samples	Application filed	17/594,406	Apr 2020	WO2020212969A1	Oct 2022

16	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency in Production Value Chains	Pending Pending	17/626,916 17/626,923	Jul 2020 Jul 2020	US20220251252A1 US20220259356A1	Aug 2022 Aug 2022	Pending Pending

17	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency in Production Value Chains	Pending Pending	17/626,916 17/626,923	Jul 2020 Jul 2020	US20220251252A1 US20220259356A1	Aug 2022 Aug 2022

18	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite for Marking Seeds and Plants	Application Filed	17/639,397	Sep 2020	20220312711 A1	Oct 2022

19	US Australia Canada China Europe Israel Japan Korea	PCT	Management of Recyclable Goods and Their Source Materials	Application Filed	17/769,175	Oct 2020	WO2021074919A1	Apr 2022

20	PCT/ IL2021/050325	PCT	Device and Method for Detection of Viruses By XRF	Application filed		Mar 2021	WO2021191899A1	Sep 2021

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

Patent Family 20:

Device and Method for Detection of Viruses by XRF (PCT/IL2021/050325, National Phase due by September 26, 2022). Abstract: The invention provides methods and tools for the directed and indirect detection of infection with micro-organisms pathogens in biological and non- biological samples, and specifically applications of XRF (X-ray fluorescence) methodology for the detection of infections with viral and bacterial pathogens responsible for the widespread epidemics in mammals and humans, including COVID-19.

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

E. Critical Accounting Policies and Estimates

Reverse Acquisition Transaction

The result of the merger between the Company and Security Matters PTY is that legally the Company owns the entire share capital of Security Matters PTY.

Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599 thousand), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802 thousand, between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

The Company is initially consolidated in the financial statements from the Closing Date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921 thousand) and trade and other payables and warrants ($10,127 thousand) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY have been recognized and measured in the consolidated financial statements of the Company for the year ended December 31, 2023, at their pre-combination carrying amounts.

2.	The retained earnings and other equity balances recognized in the consolidated financial statements of the Company for the year ended December 31, 2023, are the retained earnings and other equity balances of Security Matters PTY immediately before the Business Combination.

3.	The amount recognized as issued equity instruments in the consolidated financial statements of the Company for the year ended December 31, 2023, has been determined by adding to the issued equity of Security Matters PTY immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.

4.	The statement of comprehensive loss in the consolidated financial statements of the Company for the year ended December 31, 2023, reflects that of Security Matters PTY for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

true-Gold Business Combination

On October 3, 2023 (acquisition date), the Company has signed an agreement with true-Gold Consortium Pty Ltd. (“true-Gold”) shareholders to acquire an additional 7.5% which will increase the Company’s holdings to 51.9% in true-Gold and result in the Company’s gain control over true-Gold. true-Gold uses the Company’s advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of true-Gold diversifies the Company’s operations into true-Gold’s pioneering ventures in research and development and revenue commercialization.

The Company previously held 44.4% of the shares of true-Gold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed, and control was obtained, the balance of the investment was remeasured at fair value of $22,164 thousand and a gain was recognized in the amount of $22,164 thousand, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in true-Gold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in true-Gold at full fair value which includes also the non-controlling interests’ share in the entire goodwill of true-Gold. The fair value of the non-controlling interests in true-Gold was based on the fair value of true-Gold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as true-Gold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of true-Gold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of true-Gold are:

1.	After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2.	Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3.	Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of true-Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from true-Gold to the Company which amounted to AUD 475 thousand (approximately $307 thousand) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in true-Gold.

See Note 2 in the notes to our consolidated financial statements appearing elsewhere in this Annual Report for a description of critical accounting estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following sets forth certain information, as of April 29, 2024, concerning our executive officers and members of the Board.

Name	Age	Position
Director
Ophir Sternberg	53	Chairman of the Board
Haggai Alon	50	Director
Amir Bader	61	Director
Pauline Khoo	64	Director
Roger Meltzer	73	Director
Thomas Hawkins	62	Director
Zeren Browne	44	Director
Executive Officers
Haggai Alon	49	Chief Executive Officer
Ofira Bar	43	Chief Financial Officer
Zeren Browne	44	Executive Vice President, Chief Strategy Officer, Managing Director of trueGold

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

In addition, since its inception in December 2019, Mr. Sternberg has been the Chairman, President and Chief Executive Officer of Nasdaq-listed Lionheart Acquisition Corporation II (“Lionheart II”), a SPAC. Lionheart II completed its initial public offering in August 2020, in which it sold an aggregate of 23,000,000 units (including the exercise of the underwriters’ over-allotment option), each unit consisting of one share of Lionheart II Class A common stock and one-half of one redeemable warrant for one share of Lionheart II Class A common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $230,000,000. Lionheart II’s units, shares of Class A common stock and warrants currently trade on Nasdaq under the symbols “LIONU,” “LION” and “LIONW,” respectively. On July 12, 2021, Lionheart II announced a $32.6 billion business combination with MSP Recovery, Inc. (d/b/a LifeWallet) (NASDAQ” LIFW), a leader in data-driven solutions that recovers improperly paid benefits on behalf of Medicare, Medicaid and other commercial payers. The Lionheart II-MSP merger closed on May 23, 2022. Mr. Sternberg serves on the Board of Directors for MSP Recovery, Inc. Mr. Sternberg is qualified to serve as a director due to his extensive experience in acquiring, developing, repositioning and investing in all segments of the real estate industry.

Haggai “H” Alon. Haggai “H” Alon is the founder of Security Matters (SMX) and has served as the CEO of SMX Israel since 2015 and a director and CEO of SMX since July 2018. Mr. Alon is also the CEO and a board member of trueGold Consortium Pty Ltd since June 2020. Mr. Alon has over 25 years of experience in commercializing technology. Haggai Alon held several roles at the Ministry of Defense and was the CEO of an economic consulting firm focusing on M&A. He has a master’s degree from the Tel Aviv and Haifa Universities in international relations and political science. Out of a total of 27 patent families filed in the name of SMX, Haggai Alon is a named inventor on 26 of them. Most of the applications that are part of these patent families are under examination, many are still unpublished. In 7 of the 26 patent families Haggai Alon is a named inventor, the patents have been issued in a variety of jurisdictions. Presently, Haggai Alon is a named inventor on 19 patents, all of which are in the public domain. He has also published a White Paper—New Plastic Economic Order: To regulate the entire value chain, not just the product, which calls for a transition to a new regulatory approach by the EU over plastics. Mr. Alon’s founding of Security Matters and his experience as CEO of Security Matters since 2015 makes him a valuable asset to our board.

Amir Bader. Amir Bader is has served as the CEO of the Dairy Farm at the Golan Heights, currently the manager of one of Israel’s largest dairy farms, since April 2017. Previously, Mr. Bader served as the CEO of Degenya Cooperative Agricultural Association from 2012 through 2016. Mr. Bader has been a director of SMX since July 2018. Mr. Bader and has more than 38 years of experience at managerial positions in dairy farms and other agricultural projects in Israel and Europe. Amir Bader also served as Kibbutz Degania A’s business manager for five years, during that period he served as the board member of several subsidiaries and companies related to the Kibbutz. Amir Bader brings to the Company board extensive experience in the management of agricultural businesses.

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

Roger Meltzer, Esq. Mr. Meltzer practiced law at DLA Piper LLP from 2007 and held various roles: Global Co-Chairman (2015 through 2020), and currently as Chairman Emeritus; Americas Co-Chairman (2013 through 2020); Member, Office of the Chair (2011 through 2020); Member, Global Board (2008 through 2020); Co-Chairman, U.S. Executive Committee (2013 through 2020); Member, U.S. Executive Committee (2007 through 2020); and Global Co-Chairman, Corporate Finance Practice (2007 through 2015). Prior to joining DLA Piper LLP, Mr. Meltzer practiced law at Cahill Gordon & Reindel LLP from 1977 to 2007 where he was a member of the Executive Committee from 1987 through 2007, Co-Administrative Partner and Hiring Partner from 1987 through 1999, and Partner from 1984 through 2007. Mr. Meltzer currently serves on the Advisory Board of Harvard Law School Center on the Legal Profession (May 2015—Present); and the Board of Trustees, New York University Law School (September 2011—Present); and previously served on the Corporate Advisory Board, John Hopkins, Carey Business School (January 2009—December 2012). He has previously served on the board of directors of: Lionheart II Corp (March 2021 to May 2022), Lionheart III Corp (March 2021 to August 2022), Haymaker Acquisition Corp. III (February 2021 to July 2022), certain subsidiaries of Nordic Aviation Capital (December 2021 to April 2022), The Legal Aid Society (November 2013 to January 2020), Hain Celestial Group, Inc. (December 2000 to February 2020), American Lawyer Media (January 2010 to July 2014) and The Coinmach Service Corporation (December 2009 to June 2013). Mr. Meltzer has also received several awards and honors and has been actively involved in philanthropic activity throughout his career. Mr. Meltzer received Juris Doctor degree in law from New York University School of Law and an A.B. from Harvard College. In February 2021, Mr. Meltzer joined the board of directors of Haymaker Acquisition Corp. 4, a special purpose acquisition company focused on identifying and implementing value creation initiatives within the consumer and consumer-related products and services industries. In May 2022, Mr. Meltzer joined the board of directors of MSP Recovery, Inc. following its business combination with Lionheart Acquisition Corp. II. In August 2022, Mr. Meltzer joined the board of directors of the Company following the Business Combination. In April 2023, Mr. Meltzer joined the board of directors of Cyxtera Technologies, Inc., a company specializing in colocation and interconnection services, with a footprint of more than 60 data centers in over 30 markets. In November 2023, Mr. Meltzer joined the board of directors of Audacy Inc., a leading multi-platform audit content and entertainment company. Mr. Meltzer also serves on the board of directors of various private companies as well.

Zeren Browne. Ms. Browne has previously held senior management roles and led the marketing and commercial business activities for brands under luxury & lifestyle conglomerates LVMH and Estee Lauder Companies. Ms. Browne has been the Executive Vice President and Chief Strategy Officer, of the Company and its predecessors since July 2018. She was formerly the Managing Director at Mulloway Pty Limited from October 2016 to July 2020 and is currently the Managing Director of trueGold Consortium Pty Limited since June 2020. Ms. Browne holds a Bachelor of Commerce Degree and an advanced MBA Degree from The University of Western Australia, where she was awarded the Dux and The Women in Management Scholarship. Ms. Browne brings more than 20 years’ experience in global marketing and strategic brand management to our board.

Information about Executive Officers

Haggai Alon. See “Information about Directors” above.

Ofira Bar. Prior to her appointment as Chief Executive Officer of the Company, from February 2018 through July 2021, Ms. Bar had been the CFO of Mer Telemanagement Solutions Ltd., an Israeli-based global provider of solutions for telecommunications expense management, enterprise mobility management, call usage and accounting software, then listed on Nasdaq. Thereafter, as a result of a reverse takeover which, among other things, resulted in Mer Telemanagement changing its name to SharpLink Gaming, Ltd. and acquiring a new line of business, from July 2021 until February 2024, Ms. Bar was CFO of the legacy business subsidiary of Mer Telemanagement. Prior to February 2018 and from February 2017, Ms. Bar was chief financial officer of H.T.S Market, Ltd., an internet marketing firm, and was corporate controller of EZTD Inc., a then-public company that engaged with software development and binary options online trading, from December 2014 to January 2017. In addition, from September 2005 to July 2013, Ms. Bar served as an audit team manager of public and private companies at Kesselman and Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited. Ms. Bar holds a B.A. degree in Accounting and Economics from Tel Aviv University and is licensed as a Certified Public Accountant in Israel.

Mr. Alon and Ms. Bar have employment agreements with Security Matters Ltd., an Israeli company and subsidiary of SMX, and as provided in their employment agreement will provide services to Security Matters Ltd., and its parent and any wholly owned subsidiary thereof. Pursuant to his employment agreement, Mr. Alon will receive a salary of approximately $295,000, and be entitled to other benefits such as receipt of options and bonus payments. Pursuant to her employment agreement, Ms. Bar will receive a salary of approximately ILS 740,000 in calendar year ending December 31, 2024, and be entitled to other benefits such as receipt of options and bonus payments.

Zeren Browne. See “Information about Directors” above.

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

Board Diversity Matrix (as of April 29, 2024)
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

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Most recently, we have elected to (a) amend our 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, and (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of our Ordinary Shares (or securities convertible into or exercisable for our Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, each as permitted under Irish law.

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

The Company maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Company, and (2) to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to any indemnification provision contained in the Company’s Amended and Restated Memorandum and Articles of Association or otherwise as a matter of law.

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

Risk Oversight

Upon the consummation of the Business Combination, the Board administered the risk oversight function directly through the Board as a whole, as well as through its committees, where applicable, monitoring and assessing strategic risk exposure, enterprise risk, and governance risks. The audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The allocation of risk oversight responsibility may change, from time to time, based on the evolving needs of the Company.

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

B. Compensation

The aggregate compensation paid by Security Matters PTY to Security Matters PTY’s directors for the fiscal year ended December 31, 2022 was approximately $136,000. The compensation for the year ended December 31, 2022 amount included 322,317 shares that were granted to its directors as a group, with a value of $54,000.

The aggregate compensation paid by the Company to the Board for the fiscal year ended December 31, 2023 was approximately $684,000. The compensation for the year ended December 31, 2023 amount included 135,777 shares that were granted to its directors as a group, with a value of approximately $147,996.

The aggregate compensation paid by to our senior executive officers for the fiscal years ended December 31, 2023 and December 31, 2022 was approximately $1 million and $541,000. In fiscal years 2023 and 2022, our predecessor granted stock option awards to its executive officers to acquire an aggregate of 200,000 of Security Matters PTY’s ordinary shares, all of the options are subject to performance condition. In fiscal year 2023, we granted an aggregate of 81,551 restricted stock units to our executive officers, with a value of approximately $88,891.

The Company’s CEO, CFO and Executive Vice President are subject to the terms of their employment agreements with SMX Israel. It is expected that any executive compensation program beyond existing arrangements will include:

●	annual base salaries;

●	performance bonus opportunities, potentially in cash and/or equity awards;

●	long term incentive compensation in the form of stock options, restricted stock and stock appreciation awards, among others, and

●	with regard to key executive officers, formal employment arrangements to include change of control provisions.

Director Compensation

For the fiscal year ended December 31, 2023, each independent director was granted restricted stock units in an amount equal to $150,000 divided by the closing price on the last trading day of the fiscal year, generally to vest on the one-year anniversary of the date of grant and be settled in Ordinary Shares, subject to such director’s continuous services as a director until such time and earlier vesting due to a change of control. In addition, each committee chair is entitled to receive an additional grant annually of restricted stock units in an amount equal to $15,000 divided by the closing price on the last trading day of the fiscal year, subject to the same terms listed in the prior sentence. Mr. Alon and Ms. Browne will not receive any director compensation as their compensation is governed by their individual employment agreements. The Company’s directors, other than Mr. Alon and Ms. Browne, were granted an aggregate of 8,018 restricted stock units.

2022 Incentive Equity Plan and Other Plan Options

Our Board and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan (the “2022 Incentive Equity Plan”), which was subsequently amended by our board of directors, which reserved for grant and authorized 231,019 Ordinary Shares. Additionally, pursuant to the 2022 Incentive Equity Plan, the Ordinary Shares reserved for issuance thereunder will automatically increase annually by 5% on the first day of each fiscal year beginning with the 2023 fiscal year, by an amount equal to 5% of the number of outstanding shares of the Company as of the last day of the prior fiscal year. As April 29, 2024, an aggregate of 1,731,898 restricted stock units or stock options have been granted under the 2022 Incentive Equity Plan. The Company received stockholder approval at its 2023 annual general meeting of shareholders held on December 21, 2023, which increased the number of ordinary shares by 1,500,000 to a total of 1,731,019 ordinary shares.

The 2022 Incentive Equity Plan provides for the grant of options, restricted shares units, phantom shares or substitute awards or any combination of the foregoing including such other awards that may be denominated or payable in, value in whole or in part, by reference to or otherwise based upon, or related to, shares to our employees, directors, and consultants and any of our affiliates’ employees and consultants.

Our Board, or any person or persons or committee to whom decision-making authority with respect to the 2022 Incentive Equity Plan is delegated by our board of directors (the “Administrator”) will administer the 2022 Incentive Equity Plan.

Our Board and the Administrator have the authority to amend or suspend the 2022 Incentive Equity Plan at any time and from time to time, and our Board has the authority to terminate the 2022 Incentive Equity Plan provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders.

In addition, as part of the Business Combination, we assumed an aggregate of 1,326,747 options originally granted under Security Matters PTY’s 2018 Share Option Plan.

C. Board Practices

Corporate Governance

The Company structured its corporate governance in a manner it believes closely aligns its interests with those of its shareholders. Notable features of this corporate governance include:

●	The Company has four independent directors and independent director representation on our audit and compensation committees immediately. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

●	The independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

●	The Company implemented a range of other corporate governance practices, including a robust director education program.

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

Classified Board of Directors

In accordance with the Company’s Amended and Restated Memorandum and Articles of Association, its board of directors shall be divided into three classes of directors with staggered terms depending on the class. The Board has designated Amir Bader and Thomas Hawkins as Class I Directors with terms ending in 2026, Pauline Khoo, Roger Meltzer and Zeren Browne as Class II Directors with terms ending in 2024, and Haggai Alon and Ophir Sternberg as Class III Directors with terms ending in 2025.

Independence of our Board of Directors

Four of the Company’s seven directors are independent as defined in Nasdaq listing standards and applicable SEC rules and the Company’s Board has an independent audit committee and a compensation committee. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

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

The members of the Company’s audit committee are Pauline Khoo, Chairperson, Amir Bader and Thomas Hawkins.

Each member of the Company’s audit committee qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules. The audit committee’s charter is available on the Company’s website. The reference to the Company’s website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on the Company’s website into this Annual Report on Form 20-F.

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

The members of the Company’s compensation committee are Roger Meltzer, Chairperson, Pauline Khoo and Amir Bader, all of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The compensation committee’s charter is available on the Company’s website. The reference to the Company’s website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on the Company’s website into this Annual Report on Form 20-F.

Nominating and Corporate Governance Committee

The Company has not yet appointed members of the Board to a nominating committee. Any nominating committee would be responsible for, among other things:

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

Any nominating and corporate governance committee charter would be available on the Company’s website. The reference to the Company’s website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on the Company website into this Annual Report on Form 20-F.

D. Employees

As of April 29, 2024, the Company had 36 employees, 27 full time employees and 9 part time employees located in Israel. The Company also has three employees in Singapore, one in Australia and one in the United Kingdom.

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

The Company has a diversity policy in effect, last updated and approved by the board on February 7, 2021, according to which we are committed to gender diversity across its Board, senior management team and across its entire workforce, with a particular goal of increasing the representation of women in all areas.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management of the Company

The following table sets forth the information regarding the beneficial ownership of the Ordinary Shares as of April 29, 2024:

●	each person known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares; and

●	each of the Company’s current executive officers and directors and all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants and options, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of April 29, 2024 pursuant to the exercise of warrants or options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 38,334,442 Ordinary Shares outstanding on April 29, 2024.

Name and Address of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Voting Power
Haggai Alon(1)	159,375	*
Ophir Sternberg(2)	223,009	*
Amir Bader(3)	25,554	*
Zeren Browne(4)	24,520	*
Pauline Khoo(5)	25,886	*
Thomas Hawkins(6)	26,973	*
Roger Meltzer(7)	27,164	*
Ofira Bar	-	-
All executive officers and directors as a group (9 persons)	512,481	1.33%
Greater than 5% Holders
Doron Afik(8)	1,887,459	4.92%

*	Less than 1%

(1)	Represents shares held by Benguy Escrow Company Ltd., a testamentary trust of which Mr. Alon is the beneficiary. Doron Afik is the trustee of Benguy Escrow Company Ltd. The amount of beneficial ownership includes 2,193 (adjusted pursuant to the Reverse Stock Split) Ordinary Shares issuable as a result of Security Matters PTY options held, that are currently exercisable or exercisable within 60 days. Also includes 55,802 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares granted to Mr. Alon, and an additional 53,850 (adjusted pursuant to the Reverse Stock Split) restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024. Does not include an additional 417,353 (adjusted pursuant to the Reverse Stock Split) restricted stock units that do not vest within 60 days of April 29, 2024.
(2)	Ophir Sternberg, Lionheart’s Chairman, President and Chief Executive Officer, is the member of the Sponsor. Mr. Sternberg disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest. Also includes 36,562 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares granted to Mr. Sternberg, and an additional 30,000 (adjusted pursuant to the Reverse Stock Split) restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024. Does not include an additional 249,642 (adjusted pursuant to the Reverse Stock Split) restricted stock units that do not vest within 60 days of April 29, 2024.
(3)	Includes 7,466 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares and includes 11,111 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(4)	Represents shares held by Sooperduper Pty Ltd., which is owned by Ms. Browne and Simon Browne. Ms. Browne is the control person of Sooperduper Pty Ltd. Includes 6,692 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares. Also includes 11,395 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(5)	Represents shares held by in nominee by HSBC Bank Australia Limited. Includes 7,657 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares. Also includes 11,111 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(6)	Includes 7,466 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares and includes 11,111 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(7)	Includes 7,657 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares. Also includes 11,111 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(8)	Includes 2,778 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares. Also includes 5,556 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.

B. Related Party Transactions

trueGold

On July 29, 2020, Security Matters PTY signed a shareholders’ agreement with W.A. Mint Pty Ltd. (“Perth Mint”) and trueGold. The shareholders’ agreement and the ancillary agreements discuss the establishment of a new entity—trueGold—by Security Matters PTY and Perth Mint. Security Matters PTY granted to trueGold, subject to the terms of the license agreement, an exclusive, worldwide, perpetual license to use Security Matters PTY’s technology for the purpose of commercializing it within the industry comprising gold as a precious metal (as elaborated below). Security Matters PTY owns any development of its intellectual property and, while trueGold owns all generated data it creates, trueGold granted to Security Matters PTY a free non-exclusive, irrevocable, perpetual, royalty free license to use the generated data, subject to regulatory requirements and to the extent that it relates to the Isorad License Agreement technology or Security Matters PTY’s technology. The parties agreed that neither Perth Mint or Security Matters PTY are required to provide any funding to trueGold and that any investment by any of them in trueGold from time to time will be by way of in-kind contributions. Third party equity investors will contribute the working capital will fund R&D, development capital and other expenses in accordance with the business plan.

Other than with the consent of the other shareholders or between affiliates (defined, inter alia, as a related body corporate of a shareholder; a company in which the shareholder beneficially owns 50% or more of the issued shares) a transfer of shares will be done subject to a right of first refusal of the other shareholders, whom will also have tag-along rights and a drag-along (as elaborated below). Under the constitution (as amended in July, 2022, to add the specific right of Security Matters PTY to purchase shares before any other shareholders) any shareholder wishing to transfer shares must notify the board of directors and, before the board of directors authorize the transfer of any share or shares, the share or shares must first have been offered to Security Matters PTY (for its own benefit and unless Security Matters PTY is 50% owned by one entity), and if SMX does not notify within 30 days that it wishes to purchase, then to all other shareholders (including Security Matters PTY) at a price to be agreed on by the transferor and the directors of trueGold. If the transferor and the directors of trueGold are unable to agree on a price, the price of the relevant shares will be a price which: represents a fair market price; and is determined by expert determination administered by the Australian Disputes Centre (ADC) in accordance with the ADC Rules for Expert Determination which are operating at the time the matter is referred to ADC, which Rules are incorporated into the constitution of trueGold. The determination of such person in relation to the price of the relevant shares will be final and binding on all shareholders.

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

The board of directors of trueGold was agreed to consist of not less than three and not more than seven. The board is comprised as follows: Security Matters PTY may appoint (remove or replace) up to two directors; Zeren Browne; Perth Mint may appoint (remove or replace) up to two directors; and Hugh Morgan, who is a non-executive, independent chair. A list of resolutions was set, which require a board majority including at least one Security Matters PTY appointed director and one Perth Mint appointed director. Another list of resolutions was set, which require a resolution carried by a majority of the shareholders including Security Matters PTY and Perth Mint. trueGold and Yahaloma (defined below) agreed to bear the payments to Soreq related thereto of 4.2% of its revenues. SMX’s CEO, Mr. Haggai Alon, provides CEO services to trueGold and reports to the board of directors of trueGold, and Zeren Browne provides General Manager services to trueGold.

On October 3, 2023, Security Matters PTY entered into the Investment Agreement with trueGold. Pursuant to the Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 trueGold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of additional shares of True Gold (the “True Gold Shares”) such that Security Matters PTY’s holdings in trueGold shall be increased to 51.9% of the total issued and outstanding shares of trueGold, making Security Matters PTY the majority owner of trueGold. Additionally, the existing license agreement as between Security Matters PTY and trueGold was amended to include additional intellectual property of Security Matters PTY to be licensed to trueGold thereunder. Security Matters PTY shall further supply to trueGold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

Business Combination

On March 7, 2023, we consummated the Business Combination. See Item 4. Information of the Company-History and Development of the Company-Business Combination, elsewhere in this Annual Report on Form 20-F, and Note 1.B. The SPAC Transaction, to the audited financial statements of the Company on page F-10, included in this Annual Report on Form 20-F for a discussion of the Business Combination and the related party transactions with respect to the Business Combination.

Bridge Loans

Between August 2022 to January 2023, Security Matters PTY entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, including Doron Afik and Jessica Wasserstrom, who lent Security Matters PTY an aggregate amount of $3,860,000. The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

In March 2023, the Company signed an addendum to the Bridge Loans agreements which converted $1,350,000 of principal and $1,000,000 of redeemable warrants into 872,418 Ordinary Shares.

On December 31, 2023, the Company signed an addendum to the Bridge Loans, which converted $750,000 of principal and $1,450,000 redeemable warrants into 4,032,256 Ordinary Shares. According to the addendum, the Company issued to the lenders an aggregate of 4,032,256 warrants to purchase up to an aggregate of 4,032,256 Ordinary Shares at an exercise price of $1.17 per share. The warrants were exercisable immediately upon issuance and will expire three years following their issuance.

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

In connection therewith, Wasserstrom was specifically engaged by Lionheart to provide counsel for general corporate legal matters, including related to mergers and acquisitions activity and, as such, may be deemed to be a related party of Lionheart. For the year ended December 31, 2023, the Company paid to Wassertrom an aggregate of approximately $300,000, in the form of cash payments, issuance of Ordinary Shares and issuances of warrants to purchase Ordinary Shares, for legal services provided to Lionheart through the closing of the Business Combination in March 2023. As of April 29, 2024, an aggregate of $100,000 is remains unpaid and outstanding.

Chairman Agreement

Mr. Ophir Sternberg and the Company entered into a Chairman Agreement (the “Chairman Agreement”). Pursuant to the Chairman Agreement, beginning at the closing of the Business Combination, Mr. Sternberg will serve as the Chairman of the Board for so long as he serves as a member of the Board, unless he is earlier terminated. Mr. Sternberg will not receive any cash compensation for his service on the Board nor will he be entitled to participate in any employee benefit plans of the Company.

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

Borrowings From Related Parties

In 2015, SMX Israel signed an agreement to receive a loan of ILS 2 Million ($512,558 at 2015) from Kibbutz Ketura, and Kibbutz Degania A, an entity associated with Mr. Bader on back-to-back terms from a third party (the Kamea Fund). The loan bears an interest at an annual rate of 4%. The loan was fully repaid in August 2022. The balance as of December 31, 2021 was $269,311 (including provision for bonus at the amount $87,311), and as of December 31, 2020 was $279,939. The balance includes interest and there was no change in the interest rate.

In consideration with providing the funding, SMX Israel agreed to provide, as additional consideration, a bonus payment on the occurrence of an exit or major liquidity event. The bonus payment is capped at ILS 3 Million (approximately $965,000) per each of Kibbutz Ketura and Kibbutz Degania A (together, the “Bonus Payments”). The Bonus Payments are intended to operate in one of the two trigger events: (i) dividend distributions by Security Matters Ltd.; or (ii) the sale of shares by either Kibbutz Ketura and Kibbutz Degania A in SMX Israel (either in the event of a takeover or otherwise). Only if the aggregate amounts of one of the two trigger events exceeds the investment of Kibbutz Ketura and Kibbutz Degania A in SMX Israel (by loan or shares), the either party would be entitled to the Bonus Payment.

We entered into an Amended and Restated Promissory Note dated as of March 7, 2023 in the principal amount of $549,000, in favor of Lionheart Management, LLC and Lionheart Equities, LLC, which are affiliates of Ophir Sternberg, our Chairman of the Board, Such note was amended in April 2023 to extend the maturity date thereunder to June 10, 2024; however, we prepaid the note in full in May 2023. Such note amended and restated a Promissory Note, executed by Lionheart in favor of the holders, in the original aggregate principal amount of $549,000, to reflect the assumption of all rights and responsibilities of Lionheart by the Company.

In August 2022, the Company signed an addendum to the Loan agreement that reduces the amount of the Bonus payment for both lenders to a total fixed amount of ILS 2.5 million ($710,000) that was to be paid upon the completion of the Business Combination. On March 2, 2023, the Bonus payment date was postponed to March 31, 2024 and on April 28, 2023, it was further postponed to June 1, 2024.

On September 19, 2023, the Company amended the loan agreements dated September 7, 2015, by and between SMX Israel, the Company’s shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert $657,000 of indebtedness under the loan agreements into 487,281 Ordinary Shares (post share reverse split) of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management estimation the fair value of this indebtedness is immaterial.

Additionally, Kibbutz Ketura provides administrative services for SMX Israel for which it was paid $34,000 in 2023 and $36,000 in 2022. Until 2020, SMX Israel’s lab was located in Kibbutz Ketura.

Proof Of Concept Projects Paid By Affiliated Companies

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers and affiliated companies. Affiliated companies paid for reimbursement of POC projects the amount of $858,000 in 2023 and $1,426,000 in 2022.

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

Financial Statements

Our consolidated financial statements are appended at the end of this Annual Report, starting at page F-1.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. Although the results of these proceedings and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We were not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2023.

Dividends and Dividend Policy

We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our Board of Directors may deem relevant.

Under Irish law, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized, less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. In addition, no distribution or dividend may be made if our net assets are not, or if making such distribution or dividend will cause our net assets to not be, equal to or in excess of the aggregate of our called up share capital plus undistributable reserves.

As we are an Irish company, Irish dividend withholding tax, or DWT, currently at a rate of 25%, will arise in respect of dividends or other distributions to our shareholders unless an exemption applies. There are exemptions that may be available to U.S. Holders; such shareholders should consult their respective tax advisors. Where DWT arises, we are responsible for deducting DWT at source and accounting for the relevant amount to the Revenue Commissioners of Ireland.

B. Significant Changes

Share Issuances to Debtholders

In April 2024, the Company issued an aggregate of 690,000 Ordinary Shares to certain former debtholders of the Company as further consideration relating to the December 2023 conversion of their indebtedness and related obligations. Furthermore, the Company issued an aggregate of an additional 891,069 Ordinary Shares to those same former debtholders, for the conversion and termination of an aggregate of 3,564,277 warrants held by them.

Alpha SEPA

On April 19, 2024, the Company entered into a Stock Purchase Agreement (the “SPA”) with Generating Alpha Ltd. (“Alpha”), pursuant to which Alpha has committed to purchase from us up to $30,000,000 of our ordinary shares, subject to the terms and conditions specified in the SPA. The Company entering into the SPA was a condition of the Company’s previously announced note and warrant transaction with Alpha from April 11, 2024.

Subject to the terms and conditions of the SPA, the Company has the right from time to time at its discretion, any time after the three month anniversary of the shares underlying the SPA being registered for resale pursuant to the Registration Rights Agreement referred to below, to direct Alpha to purchase a specified amount of our ordinary shares (each such sale, a “Put”) by delivering written notice to Alpha (each, a “Put Notice”). There is a $20,000 mandatory minimum amount for any Put and it may not exceed $500,000, subject to a volume threshold equal to the quotient of (a) the number of ordinary shares requested by the Company in a Put Notice divided by (b) 0.30. The ordinary shares will be purchased at a price equal to: (a) 95% of the lowest daily traded price of the Company’s ordinary shares during the five trading day valuation period (provided that it shall not be less than a Company-specified minimum acceptable price) (“Market Price”), if the market price of the ordinary shares is over $1.00; (b) 90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00: (c) 85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80; (d) 80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60; (e) 75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and (f) 50% of the Market Price, if the market price of the ordinary shares is below $0.20.

The Company will control the timing and amount of any sales of ordinary shares to Alpha. Actual sales of our ordinary shares to Alpha as a Put under the SPA will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Company’s ordinary shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

The obligations of Alpha to accept any Put pursuant to a Put Notice is subject to customary conditions, including that Alpha is not required to purchase any ordinary shares pursuant to a Put if it would result in Alpha beneficially owning in excess of 4.99% of the Company’s ordinary shares, and that the ordinary shares subject to the Put be registered for resale. The Company agreed to pay a commitment fee to Alpha equal to 1.5% of the commitment amount, payable in shares, or 2,725,621 ordinary shares and which shall be subject to a three month lock-up.

The net proceeds under the SPA to the Company will depend on the frequency and prices at which the Company sells ordinary shares to Alpha. The Company expects that any proceeds received by it from such sales to Alpha will be used for working capital and general corporate purposes; provided, however, that in the event the Company owes any indebtedness to Alpha, 50% of any such proceeds shall be applied to repayment of such indebtedness.

The SPA will automatically terminate on the earliest to occur of (a) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which Alpha shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30,000,000. The Company has the right to terminate the SPA at no cost or penalty upon five (5) trading days’ prior written notice to Alpha, provided that there are no outstanding Put Notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. The Company and Alpha may also agree to terminate the SPA by mutual written consent. Neither the Company nor Alpha may assign or transfer its respective rights and obligations under the SPA, and no provision of the SPA may be modified or waived by the Company or Alpha other than by an instrument in writing signed by both parties.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. The SPA contains restrictions on the Company’s ability to enter into any Variable Rate Transaction (as defined in the SPA), as described in the SPA.

The Company further entered into a Registration Rights Agreement with Alpha, pursuant to which the Company agreed to register for resale ordinary shares underlying the SPA.

April 11, 2024 Securities Purchase Agreement

On April 11, 2024 (the “April Effective Date”), the Company consummated the transactions pursuant to a Securities Purchase Agreement (“April SPA”) and issued and sold to an institutional investor a promissory note and warrants, for gross proceeds to the Company of approximately US$2.0 million, before deducting fees and other offering expenses payable by the Company. Notwithstanding such consummation of the transactions, funding of the proceeds occurred on or about April 15, 2024.

The Company used the net proceeds from the sale of the note to repay approximately $425,000 of certain amounts owed by the Company, and for working capital and general corporate purposes.

The note is in the principal amount of $2,250,000. The actual amount loaned by the investor pursuant to the note is approximately $2.0 million after a 10% original issue discount. The maturity date of the note is the 12-month anniversary of the April Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year from the April Effective Date and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise.

The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a fixed conversion price of $0.24 per share, subject to customary adjustments as provided in the note including for fundamental transactions. In addition, in the event that the Company is no longer subject to certain limitations on entering into variable rate transactions, the investor may instead convert the note at a 15% discount to the lowest volume weighted average price during the 15 trading days prior to the conversion notice. Any such conversion is subject to customary conversion limitations set forth in the note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the note into Ordinary Shares; provided that in no case shall the Company so convert the note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. In the event of the Company’s failure to timely deliver Ordinary Shares upon conversion of the note, the Company would be obligated to pay a “Conversion Default Payment” of $2,000 per day, pursuant to the terms of the note.

Subject to exceptions described in the purchase agreement, the Company may not sell any equity or debt securities for a period of 90 business days after the April Effective Date without the investor’s consent.

The note contains customary Events of Default for transactions similar to the transactions contemplated by the purchase agreement and the note, which entitle the investor, among other things, to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the note. Any principal amount or interest on the note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment (or upon the occurrence of certain Events of Default, 500% tacked back to the April Effective Date), as well as all costs of collection.

The April SPA and the note contains restrictions on the Company’s ability to enter into any transaction with a Variable Security (as defined in the Note) component, as well as other restrictions on and covenants by the Company, all as described in the note and the purchase agreement.

The April SPA contains customary representations and warranties made by each of the Company and the investor. It further grants to the investor certain rights of participation and first refusal, and certain most-favored nation rights, all as set forth in the purchase agreement and the note.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The warrant, for 11,825,508 Ordinary Shares, has an exercise price of $0.157 per share, subject to customary adjustments and certain price-based anti-dilution protections (in the event that the Company is no longer subject to certain limitations on entering into variable rate transactions), and may be exercised at any time until the five and one-half year anniversary of the warrant. The warrant also may be exercised pursuant to a cashless or net exercise provision. The exercise of the warrant is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. In the event of the Company’s failure to timely deliver Ordinary Shares upon exercise of the warrants, the Company would be obligated to pay a “Buy-In” amount pursuant to the terms of the warrant.

The Company further entered into a Registration Rights Agreement with the investor, pursuant to which the Company agreed to register for resale all of the Ordinary Shares underlying the note and the warrant.

Also on the April Effective Date, as a further inducement of the Company for the investor to enter into the transaction, the Company entered into a Warrant Amendment and Inducement Letter with the investor, with respect to its outstanding “B” warrants of the Company to purchase 2,619,367 Ordinary Shares. The outstanding “B” warrants were issued to the investor as of September 6, 2023 pursuant to a Securities Purchase Agreement dated as of September 5, 2023, and had a fixed exercise price of $1.6378 per share.

Pursuant to the Warrant Amendment and Inducement Letter, the investor exercised for cash the outstanding “B” warrants in full at a reduced exercise price of $0.0022 per share, or approximately $5,762.

The Company agreed to register for resale the shares underlying the outstanding “B” warrants.

The Company paid to EF Hutton LLC as placement agent, approximately $20,000 in cash fees in relation to the transactions contemplated by the purchase agreement.

Industrial Marking Process for Natural Rubber for Vehicle and Truck Tires

On April 10, 2024, the Company announced that it has successfully completed the marking of 21 tons of natural rubber sourced in Latin America from tree to tire. The program covered the marking at the tree in Latin America through manufacturing and production in the region. The Company’s marker was added to the cup lump harvesting by the farmers prior to transfer to the manufacturing centre where the 42 tons of latex was converted to 21 tons of natural rubber. The bails were then transferred to tire manufacturing for commercial car, truck and lorry tires. The tires were then sent for evaluation. The results demonstrated 100% success rates on all marked tires to have a proven verification technology for origin authentication of the natural rubber and full traceability all along the entire supply chain data and integrity from tree to tire.

Industrial Marking Process for the Steel Industry

On March 27, 2024, the Company announced that it finalized a solution to track and report the ethical sourcing of ores and can demonstrate a market-leading verification process for premium steel products spanning virgin and recycled steel.

The Company’s technology would enable customers to demonstrate with accurate data embedded within their steel products that they can track, authenticate and report origination and amount of recycled content in steel products, in an enhanced and compliant manner across their operations.

Appointment of Dr. Amnon Azoulay

On March 20, 2024, the Company announced its appointment of Dr. Amnon Azoulay as the new head of online and industrial detectors for the Company. Dr. Azoulay has a Ph.D. in condensed matter physics and has spent over 25 years transforming ideas into turnkey products, demonstrating ability to create vision and inspire teams towards achieving innovative outcomes.

Dr. Azoulay’s background includes work in additive manufacturing, particularly in 3D polymer printing, as well as non-destructive evaluation (NDE) and imaging systems, including ultrasound, X-Ray, Neutrons, and Terahertz technologies. His expertise extends to the development of nuclear sensors, gas-surface interaction analysis, and the creation of highly complex automated systems incorporating robotics, fast data acquisition, and diverse sensing technologies. The Company believes that this wide-ranging experience positions him to contribute to the Company’s endeavors in enhancing recycling processes and advancing circular economy initiatives through innovative scanning technology.

Throughout his career, Dr. Azoulay has held significant positions, including Head of the 3D Printing Lab at the National Research Center (NRC), where he established a center for developing new printing methods and polymers for additive manufacturing technologies. His role in leading the NDT Department and the Ultrasonic Section at NRC involved the management of large projects, budgeting, and the establishment of scientific infrastructures, highlighting his capability in leadership and business development in cutting-edge technological fields.

$2,910,000 Offering

On February 20, 2024, the Company closed an underwritten public offering of securities for gross proceeds of approximately $2.9 million, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company. The offering was pursuant to an underwriting agreement with EF Hutton LLC relating to the public offering of 12,124,666 Ordinary Shares at a subscription price per share of $0.24. Additionally, to the extent that the purchase of such shares would cause the beneficial ownership of a purchaser in the offering, together with its affiliates and certain related parties, to exceed 4.99% of the Ordinary Shares, the Company agrees to issue the underwriter, for delivery to such purchasers, at the election of the purchasers, a number of Pre-Funded Warrants which are initially convertible on a 1-for-1 basis into Ordinary Shares, at a price per Pre-Funded Warrant of $0.2378 (100% of the public offering price allocated to each firm share less $0.0022).

The net proceeds to the Company upon the closing of the offering, after deducting the underwriting commissions and estimated offering expenses payable by the Company, were approximately $2.66 million. The Company used the net proceeds from the Offering for (i) sales and marketing; (ii) payment of certain outstanding liabilities and working capital; and (iii) digital branding consulting services. The Company entered into various agreements with consultants to provide the marketing and digital branding consulting services, effective as of the closing of the Offering.

Pursuant to the underwriting agreement, the Company paid the underwriter a cash fee equal to 2.5% of the gross proceeds of the Offering, and also paid $100,000 of expenses of the underwriter in connection with the offering.

Letter Agreement with YA II PN, Ltd.

On February 2, 2024, the Company entered into a Letter Agreement with YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”) dated February 1, 2024 (the “Letter Agreement”), which amends and supplements the Standby Equity Purchase Agreement dated February 23, 2023, by and between the Company and Yorkville (the “SEPA”) pursuant to which, among other things, Yorkville advanced to the Company pre-paid advances in the aggregate of $2,000,000 evidenced by a convertible promissory note issued to Yorkville dated May 23, 2023 as amended by that Letter Agreement dated July 27, 2023 (the “May Pre-Paid Advance”).

Pursuant to the Letter Agreement, the Company agreed to make payments to Yorkville, which may include proceeds of Advances (as defined in the SEPA) under the SEPA, to repay the amounts outstanding under the May Pre-Paid Advance plus Payment Premium (as defined in the SEPA), until all such amounts are fully repaid, and shall use commercially reasonable best efforts to do so by April 1, 2024. The Letter Agreement further provided that any proceeds from any capital raise after April 1, 2024, other than advances under the SEPA, will be utilized to pay down outstanding principal, outstanding default interest and Payment Premium under the May Pre-Paid Advance. As a result, subsequent to the effective date of the Letter Agreement, the Company issued an aggregate of 1,000,000 Ordinary Shares as advances, the proceeds of which were applied to pay the first $100,000 fee described below and the remainder to repay a portion of the principal and interest outstanding under the convertible promissory note evidencing the remaining Pre-paid Advance.

The Company agreed to pay a fee to Yorkville equal to $200,000, of which $100,000 shall be payable from the next Advance after the date of the Letter Agreement and $100,000 shall be payable by April 1, 2024 (the “Second Tranche Fee”); provided, that the Second Tranche Fee will not be due if the total amount due and outstanding under the May Pre-Paid Advance is paid in full by April 1, 2024.

The Company further agreed to issue to Yorkville a 5-year warrant to purchase 250,000 ordinary shares of the Company at an exercise price of $0.0022 per share (the “Yorkville Warrant”). Such ordinary shares issuable upon exercise of the Yorkville Warrant have demand registration rights, and the Company further agreed to register additional ordinary shares that may be issued pursuant to the SEPA as provided in the Letter Agreement.

The Company also agreed to file a registration statement to register additional Registrable Securities (defined in the SEPA) and the Ordinary Shares issuable upon exercise of the Yorkville Warrant no later than thirty (30) calendar days from the date of the Letter Agreement and to file a registration statement to register additional Registrable Securities any time the Registrable Securities are less than 500,000 Ordinary Shares.

On or about April 19, 2024, the Company terminated the SEPA in accordance with its terms.

Notice of Failure to Satisfy a Continued Listing Rule

On January 26, 2024, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of Nasdaq, notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market, as the bid price of the Company’s Ordinary Shares on the Nasdaq Capital Market was below $1.00 for 30 consecutive business days, from December 11, 2023 to January 25, 2024.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company has a period of 180 calendar days, or until July 24, 2024 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. If, at any time before the Compliance Date, the closing bid price of the Company’s Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide a written confirmation to the Company that it has regained compliance with the Minimum Bid Price Requirement.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”) pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination by the Staff to the Panel, such appeal would be successful.

Additionally, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement, or will otherwise be compliant with other Nasdaq Listing Rules.

Conversion and Exchange of Notes and Warrants

On or about January 12, 2024, the Company issued an aggregate of 4,032,256 Ordinary Shares and warrants to purchase an aggregate of 4,032,256 Ordinary Shares, to holders (the “Note Holders”) of existing convertible notes (the “Existing Notes”) and Redeemable Warrants (the “Redeemable Warrants”), in exchange for the cancellation of an aggregate of (a) approximately $750,000 owed to the Note Holders under the Existing Notes and (b) $1,450,000 cash value of Redeemable Warrants. The Company also issued 457,682 Ordinary Shares to a service provider (the “Service Provider”) as payment in full for $260,000 worth of services previously provided to the Company by the Service Provider. Such transactions were evidenced by a series of substantially similar Conversion and Exchange Rights Agreements executed as of December 31, 2023.

Agreement with R&I Trading of New York

On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The agreement with R&I Trading aims to set new standards in brand protection, authentication, ethical sourcing, and origination, specifically for the Fast-Moving Consumer Goods (FMCG) sector, including Beverage and Pharmaceutical industries.

Discussions of other significant changes since December 31, 2023, are provided under Item 4 of this Report and elsewhere in this Report and are incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC under the symbols “SMX” and “SMXWW,” respectively. Holders of our Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that our Ordinary Shares and/or Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our Ordinary Shares and/or Warrants could be delisted from Nasdaq. A delisting of our Ordinary Shares will likely affect the liquidity of our Ordinary Shares and could inhibit or restrict our ability to raise additional financing. See the sections entitled “Item 3. Key Information - D. Risk Factors v- General Risks - There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq” and “Item 8 Financial Information – B. Significant Changes - Notice of Failure to Satisfy a Continued Listing Rule.”

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SMX” and the Public Warrants are listed on the Nasdaq Capital Market under the symbol “SMXWW.” If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing. See “Item 8 Financial Information – B. Significant Changes - Notice of Failure to Satisfy a Continued Listing Rule.”

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

A copy of our Amended and Restated Memorandum and Articles of Association are filed as Exhibit 1.5 to this Annual Report on Form 20-F, and is incorporated by reference into this Annual Report. Exhibit 2.1 to this Annual Report, which contains a description of our Ordinary Shares and our Constitution, is incorporated by reference into this Annual Report.

C. Material Contracts

Material Contracts Relating to the Company’s Operations

In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years preceding the date of this Annual Report. For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B Related Party Transactions” of this Annual Report.

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

D. Exchange Controls

Under the laws of Ireland, except as indicated below, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption does not apply) to nonresident holders of our ordinary shares.

It is an offence under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, EU or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions.

Under the Financial Transfers Act 1992 (the “1992 Act”), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and dividends would fall within this definition.

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List, each of which is updated on an ongoing basis.

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

Distributions on the Ordinary Shares

Subject to the PFIC rules discussed below under “-Passive Foreign Investment Company Rules,” distributions on the Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the Ordinary Shares and will be treated as described below under “-Sale or Other Taxable Disposition of the Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) the Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Sale or Other Taxable Disposition of the Ordinary Shares

Subject to the PFIC rules discussed below under “-Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of the Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

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

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of Ordinary Shares for which the Public Warrant may be exercised or to the exercise price of the Public Warrant in certain events, as discussed in the Exhibit to this Annual Report entitled “Description of Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Public Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described under the section entitled “-Distributions on the Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from the Company equal to the fair market value of such increased interest. The rules regarding constructive distributions are complex. U.S. holders should consult their own tax advisors regarding the application of the rules to them in light of their own circumstances.

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

Based on the projected composition of the Company’s income and assets, including goodwill, the Company does not expect to be classified as a PFIC for its taxable year that includes the date of the Business Combination. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of the Company is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the assets and income of the Company. Further, because the Company may value its goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. Moreover, any interest income that the Company earns on its cash deposits would generally be treated as passive income and increase the risk that the Company would be treated as a PFIC. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that the Company is a PFIC for the taxable year that includes the date of the Business Combination, the Company’s current taxable year or in a future year.

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

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly traded holding company (such as the company) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election. In addition, U.S. holders of Public Warrants will not be able to make a mark-to-market election with respect to their Public Warrants.

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

Non-U.S. Holders

This section applies to non-U.S. holders. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares or Public Warrants that is not a U.S. holder, including:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust;

but, generally, does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition.

Ownership and Disposition of Ordinary Shares and Public Warrants by Non-U.S. Holders. A non-U.S. holder of Ordinary Shares will generally not be subject to U.S. federal income tax or, subject to certain reporting or withholdings, U.S. federal withholding tax on any dividends received on Ordinary Shares or any gain recognized on a sale or other disposition of Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Ordinary Shares) unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Ordinary Shares.

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

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Public Warrant, or the lapse of a Public Warrant held by a non-U.S. holder generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the Ordinary Shares and Public Warrants.

CERTAIN MATERIAL IRISH TAX CONSIDERATIONS TO NON-IRISH HOLDERS

Scope

The following is a summary of the anticipated material Irish tax consequences of the acquisition, ownership and disposal of Ordinary Shares and Public Warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Annual Report and submissions which will be made to the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “Non-Irish Holder” is an individual who beneficially owns their Ordinary Shares and/or Public Warrants, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their Ordinary Shares and/or Public Warrants, in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and securityholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the business combination and of the acquisition, ownership and disposal of Ordinary Shares and Public Warrants. The summary applies only to Non-Irish Holders who own their Ordinary Shares and/or Public Warrants, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their Ordinary Shares and/or Public Warrants by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their Ordinary Shares and/or Public Warrants directly (and not beneficially through a broker or custodian (through DTC)). The Irish tax consequences of transactions in Ordinary Shares and/or Public Warrants held directly are generally negative when compared with Ordinary Shares and/or Public Warrants held through DTC. Any Non-Irish Holder contemplating holding their Ordinary Shares and/or Public Warrants directly should consult their personal tax advisors as to the Irish tax consequences of acquiring, owning and disposing of such Ordinary Shares and/or Public Warrants.

Irish Tax on Chargeable Gains (Irish CGT)

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish Holders will not be within the territorial scope of a charge to Irish CGT on a disposal of their Ordinary Shares and/or Public Warrants, provided that such Ordinary Shares and/or Public Warrants neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

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

Irish stamp duty may be payable in respect of transfers of Ordinary Shares and Public Warrants, depending on the manner in which the Ordinary Shares and Public Warrants are held. The Company entered into arrangements with DTC to allow the Ordinary Shares and Public Warrants to be settled through the facilities of DTC. As such, the discussion below discusses separately the securityholders who hold their shares through DTC and those who do not.

Ordinary Shares or Public Warrants Held Through DTC

The Irish Revenue Commissioners have confirmed to the Company that transfers of Ordinary Shares and Public Warrants effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

Ordinary Shares or Public Warrants Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Ordinary Shares or Public Warrants where any party to the transfer holds such Ordinary Shares or Public Warrants outside of DTC may be subject to Irish stamp duty.

Holders of Ordinary Shares or Public Warrants wishing to transfer their Ordinary Shares or Public Warrants into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

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

and provided, in all cases noted above (but subject to “-Ordinary Shares Held by U.S. Resident Shareholders” below), the Company or, in respect of Ordinary Shares held through DTC, any qualifying intermediary appointed by the Company, has received from the holder of such Ordinary Shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Ordinary Shares, where required, should furnish the relevant DWT Form to:

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

Ordinary Shares Held by Residents of Relevant Territories Other Than the United States

Holders of Ordinary Shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “-General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Ordinary Shares hold their Ordinary Shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the Company) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holder of Ordinary Shares by the broker). If such holders of Ordinary Shares hold their Ordinary Shares outside of DTC, they must provide the appropriate DWT Forms to the Company’s transfer agent before the record date for the distribution.

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

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of Ordinary Shares and Public Warrants because Ordinary Shares and Public Warrants are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

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

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2023, the ILS increased against the U.S. dollar by approximately 3%, the AUD increased against the U.S. dollar by approximately 0%, the EUR increased against the U.S. dollar by approximately 4% and the SGD increased against the U.S. dollar by approximately 1%.

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

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company seeks to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with international financial reporting standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework (2013).

Based on our assessment and those criteria, our management has concluded that our Company maintained effective internal control over financial reporting as of December 31, 2023.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report on Form 20-F.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm on management’s assessment of the Company’s internal control over financial reporting since we are an emerging growth company.

D. Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At this time, the Company does not have on its Audit Committee at least one member who qualifies as an “audit committee financial expert” as defined by the SEC; however, the Company believes that all of the audit committee members are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement. Additionally, at least one member of the audit committee meets the criteria of having past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, and accordingly believes that the audit committee can properly fulfill its functions and role as if at least one member was an “audit committee financial expert” as defined by the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Ziv Haft has served as our independent registered public accountant since 2023 and has audited our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

The following table shows the aggregate fees for services rendered by BDO Ziv Haft to us and our subsidiaries, in the fiscal year ended December 31, 2023 and 2022.

	Year Ended December 31,
(in USD)	2023	2022
Audit Fees	$215,250	$188,500
Audit-Related Fees	71,250	25,000
Tax Fees	-	-
All Other Fees	-	$-

Total	$286,500	$213,500

Auditor Name	Auditor Location	Auditor Firm ID
Ziv Haft	Tel Aviv, Israel	03-6386868

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Most recently, we have elected to (a) amend our 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, and (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of our Ordinary Shares (or securities convertible into or exercisable for our Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, each as permitted under Irish law.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these and possibly other future exemptions for as long as we continue to qualify as a foreign private issuer.

The Company structured its corporate governance in a manner it believes closely aligns its interests with those of its shareholders. Notable features of this corporate governance include:

●	The Company has four independent directors and independent director representation on our audit and compensation committees immediately. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

●	The independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

●	The Company implemented a range of other corporate governance practices, including a robust director education program.

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

ITEM 16K. CYBERSECURITY

Since our formation, our business focus has primarily been on identifying brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity, using our proprietary technology. We have 41 full and part time employees and also use third-party vendors and service providers for certain activities.

We use a third-party sub-contractor to manage all Information Technology (IT) issues, including protection against, detection, and response to cyberattacks.

The measures that are taken to ensure proper protection include:

●	All computers are protected using a cloud-powered endpoint security solution that helps enterprises prevent, detect, investigate, and respond to advanced threats on their networks. It offers endpoint protection, endpoint detection and response, mobile threat defense, and integrated vulnerability management. It also provides, among other things, malware and spyware detection and remediation, rootkit detection and remediation and network vulnerability detection.

●	All Company e-mails are protected by a cloud-based email filtering service designed to protect the Company against advanced threats related to email and collaboration tools.

●	Periodically, all users on the Company’s computer network are required to perform multi-factor authentication.

●	The Company uses a cloud-based identity and access management service that enables access to external resources, which use two-factor authentication.

●	Backup is performed using a secure, automatic cloud-based backup and restore service.

Additionally, we believe that our third-party vendors and service providers have their own respective cybersecurity protocols which our management believes to be adequate for protecting any of the Company’s data that might be in their possession from time to time; however, having such protocols is not necessarily a condition for us using or not using the services of any such vendors or providers.

Our senior management and part-time chief technology officer is responsible for assessing and managing cybersecurity risks, through oversight of our IT service provider that manages our IT, but our management does not have specific cybersecurity expertise. The Company has an Information Technology Policy that, among other things, governs and provides for cybersecurity policies and processes, including to define safety measures to protect the Company’s confidentiality, integrity and availability of data and other intellectual property, as well as to define the manner in which information is stored, saved and routed in the Company’s network. Additionally, the Board and management believe cybersecurity represents an important component of the Company’s overall approach to risk management and oversight. The Company also has cybersecurity insurance in effect as of the date of this Annual Report on Form 20-F.

Cybersecurity threats have not materially affected, and are not reasonably likely to affect, the Company, including its business strategy, results of operations or financial condition while we are strategically focused on pursuing brands and manufacturers. The Company is not aware of any material security breach to date. Accordingly, the Company has not incurred any expenses over the last two years relating to information security breaches. The occurrence of cyber-incidents, or a deficiency in our cybersecurity or in those of any of our third-party service providers could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information and systems, or damage to our business relationships or reputation, all of which could negatively impact our business and results of operations. There can be no assurance that the Company’s third-party vendors’ and service providers’ cybersecurity risk management processes, including their policies, controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 though F-43 of this Annual Report.

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

1.4

Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the SEC on August 18, 2023).

1.5

Further Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form F-1 (Reg. No. 333-274774), as amended, initially filed with the SEC on September 29, 2023).

2.1*	Description of Securities

2.2	Promissory Note between the Company and EF Hutton, dated March 7, 2023 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

2.3

Warrant Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lionheart III Corp with the SEC on November 9, 2021)

2.4	Form of Warrant A (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.5	Form of Warrant B (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.6	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.7	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.8

Form of Warrant Agent Agreement with Respect to Warrant A, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.9	Form of Warrant Agent Agreement with Respect to Warrant B, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.10	Form of A Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 6, 2023)

2.11	Form of B Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K filed with the SEC on September 6, 2023)

2.12	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

2.13	Warrant to YAII PN, Ltd. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 2, 2024).

2.14	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

2.15

Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.14 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-276760), as amended, initially filed with the SEC on February 8, 2024).

2.16	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

2.17	Form of Warrant.

Exhibit No.	Description
4.1	Registration Rights Agreement, dated November 3, 2021, by and between Lionheart III Corp, Lionheart Equities, LLC and certain securityholders (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.2

Private Placement Securities Subscription Agreement, dated November 3, 2021, by and between Lionheart III Corp and Lionheart Equities, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.3	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.4

Amended and Restated Sponsor Agreement, dated July 26, 2022, by and among Lionheart III Corp, Lionheart Equities, LLC, and certain insiders (incorporated by reference herein to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.5

Amended and Restated Registration Rights Agreement, by and between the Company, Lionheart Equities, LLC and Holders, dated February 23, 2023 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.6

Employment Agreement, dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.7

Employment Agreement, dated April 25, 2021, by and between Security Matters Ltd. and Limor Moshe Lotker (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.8

Amendment I, dated June 9, 2022, to Employment Agreement dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.9

Amendment I, dated June 9, 2022, to Employment Agreement dated April 25, 2021, by and between Security Matters Ltd. and Limor Moshe Lotker (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.10

License Agreement, dated January 1, 2015, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.11	Amendment to License Agreement, dated July 10, 2018, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

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

4.14

Shareholders Agreement dated July 27, 2020 by and among Security Matters PTY, W.A. Mint Pty Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.15

True Gold R&D Services Agreement dated November 16, 2022, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.16

Services Agreement dated June 16, 2021, by and between Security Matters PTY and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.17

Amendment, dated May 26, 2022, to True Gold R&D Services Agreement, by and between Security Matters, Ltd. and True Gold Consortium Pty. Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.18	Shareholders Agreement dated April 30, 2019, by and among Security Matters Ltd., Trifecta Industries Ltd. and Newco (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

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

Exhibit No.	Description
4.22

Reciprocal Standby Equity Purchase Agreement with YA II PN, LTD., dated February 23, 2023 (incorporated by reference to Exhibit 4.27 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.23

Convertible Promissory Note with YA II PN, LTD., dated March 9, 2023 (incorporated by reference to Exhibit 4.28 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.24	Form of Senior Secured Promissory Note (incorporated by reference to Exhibit 4.29 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.25	Form of Specific Security Deed (incorporated by reference to Exhibit 4.30 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.26

Form of 15% Senior Convertible Note due 2024 Growth Financing Termsheet (incorporated by reference to Exhibit 4.31 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.27

Amended and Restated Promissory Note with Lionheart Management, LLC and Lionheart Equities, LLC, dated March 7, 2023 (incorporated by reference to Exhibit 4.32 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.28	2022 Incentive Equity Plan (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.29

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Ophir Sternberg (incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.30

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Thomas Hawkins (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.31

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Faquiry Diaz Cala (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.32

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Haggai Alon (incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.33

Lock-Up Agreement, dated February 23, 2023, by and between the Company and James Anderson (incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.34

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Lionheart Equities, LLC (incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.35

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Roger Meltzer (incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.36

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Thomas Byrne (incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

Exhibit No.	Description
4.37

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Benguy Escrow Co. Ltd. A/C. (incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.38

Lock-Up Agreement, dated February 23, 2023, by and between the Company and Paul Rapisarda (incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.39

Form of 2022 Incentive Equity Plan, Option Award Agreement (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.40

Form of 2022 Incentive Equity Plan, RSU Award Agreement (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.41

Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.42	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.43

Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.44

Amendment to Senior Secured Promissory Note Due August 24, 2024, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.45

Amendment to Senior Secured Promissory Note, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023).

4.46

Amendment to 10% Secured Notes Due July 1st, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.47

Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.48

Amendment to 10% Secured Bridge Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.49

Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.50

Amendment to Loan Agreement, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

Exhibit No.	Description
4.51	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.52	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.53	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.54	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.55	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.56	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.57	Amended and Restated Promissory Note dated as of March 7, 2023, in favor of Lionheart Management, LLC and Lionheart Equities, LLC (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.58	Amendment dated April 27, 2023 to Amended and Restated Promissory Note dated as of March 7, 2023 (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2023),

4.59	Convertible Promissory Note with YA II PN, LTD., dated May 22, 2023 (incorporated by reference to Exhibit 10.59 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023).

4.60	Letter Agreement by and between the Company and YA II PN, Ltd., dated July 27, 2023 (incorporated by reference to Exhibit 10.60 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-274378), as amended, initially filed with the SEC on September 6, 2023).

4.61	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 6, 2023).

4.62	Form of Promissory Note (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on September 6, 2023).

4.63	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K filed with the SEC on September 6, 2023).

4.64	Employment Agreement by and between Security Matters Pty and Zeren Browne, dated July 21, 2022 (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Reg No. 333-276258), as amended, initially filed with the SEC on December 22, 2023).

4.65	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

Exhibit No.	Description
4.66	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

4.67	Letter Agreement with YAII PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 2, 2024).

4.68	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

4.69	Investment Agreement dated as of October 3, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on October 10, 2023).

4.70	Employment Agreement by and between Security Matters Ltd. and Ofira Bar dated December 23, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on March 1, 2024).

4.71	Private Placement Binding Term Sheet by and between the Company and Steve Wallitt, dated February 25, 2024 (incorporated by reference to Exhibit 10.71 the Company’s Registration Statement on Form F-1 (Reg. No. 333-277482), as amended, filed with the SEC on March 7, 2024).

4.72	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

4.73	Form of Promissory Note (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

4.74	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

4.75	Form of Warrant Amendment and Inducement Letter (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

4.76	Stock Purchase Agreement, by and between Generating Alpha Ltd. and the Company, dated April 19, 2024 (incorporated by reference to Exhibit 10.76 to the Company’s Registration Statement on Form F-1 (File No. 333-376257), as amended, initially filed with the SEC on December 22, 2023).

4.77*	Form of Conversion and Exchange Rights Agreement

8.1

List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023).

11.1	Company’s Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

11.2	Company’s Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

12.1*	Certification by Principal Executive Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Relevant Territories for withholding Tax on Dividends (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	Indicates a management contract or any compensatory plan, contract or arrangement
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

April 30, 2024	By:	/s/ Haggai Alon
	Name:	Haggai Alon
	Title:	CEO

INDEX TO FINANCIAL STATEMENTS

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 and 2022

The amounts are stated in thousands of U.S. Dollars

Report of Independent Registered Public Accounting Firm

to the Shareholders of

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SMX (Security Matters) Public Limited Company and subsidiaries (the “Company”) as of December 31, 2023, and 2022, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Tel-Aviv, Israel	/s/ Ziv Haft
April 19, 2024
We have served as the Company’s auditor since 2023	Certified Public Accountants (Isr.)
BDO Member Firm

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2023	December 31, 2022
	Note	US$ in thousands
Current assets
Cash and cash equivalents		168	1,398
Other current receivables	4	634	3,673
Total current assets		802	5,071
Non-current assets
Intangible assets, net	3,7	16,486	5,027
Goodwill	3	32,957	-
Property, plant and equipment, net	5	411	555
Right of use assets	11	389	414
Investment in associated companies	6	115	221
Total non-current assets		50,358	6,217

Total assets		51,160	11,288
Current liabilities
Trade payables		10,515	2,972
Other payables	12	2,483	650
Convertible notes	8	377	563
Warrants - derivative financial liability	9	1,143	-
Pre-paid advance	10	700	-
Bridge loans liabilities	9	1,750	-
Convertible promissory note	8	1,013	-
Borrowings from related parties	13	-	710
Lease liabilities	11	41	30
Total current liabilities		18,022	4,925
Non-current liabilities
Lease liabilities	11	411	440
Bridge loans liabilities	9	483	3,682
Long term payables		-	85
Total non-current liabilities		894	4,207

Total liabilities		18,916	9,132
Equity
Issued capital and additional paid-in capital	14	62,901	32,713
Foreign currency translation reserve		(491)	(537)
Accumulated losses		(50,934)	(30,020)
Total equity attributable to owners of the parent		11,476	2,156
Non- controlling interest		20,768	-
Total equity		32,244	2,156
		51,160	11,288

/s/ Ofira Bar	/s/ Haggai Alon	/s/ Pauline Khoo	April 19, 2024
Ofira Bar Chief Financial Officer	Haggai Alon Chief Executive Officer	Pauline Khoo Audit Committee Chairperson	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended
		December 31, 2023	December 31, 2022	December 31, 2021
	Note	US$ in thousands
Research and development expenses	15	2,711	1,898	2,039
Selling and marketing expenses		661	569	453
General and administrative expenses	16	16,567	2,723	2,482
Listing expenses		16,802	-	-
Operating loss		(36,741)	(5,190)	(4,974)
Finance expenses		7,891	1,128	101
Finance income		1,580	28	237
Gain from remeasurement of investment in associated company		22,164	-	-
Share of net profit (loss) of associated companies	6	(101)	106	(101)
Loss before income tax		(20,989)	(6,184)	(4,939)
Income tax	17	-	-	-
Net loss		(20,989)	(6,184)	(4,939)

Other comprehensive loss:
Items that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements from functional currency to presentation currency		(224)	(522)	(7)

Items that will or may be reclassified to profit or loss:
Exchange losses arising on translation of foreign operations		(59)	(238)	(375)
Total other comprehensive loss		(283)	(760)	(382)

Total comprehensive loss		(21,272)	(6,944)	(5,321)

Net loss attributable to:
Equity holders of the Company		(20,914)	-	-
Non- controlling interest		(75)	-	-

Basic and diluted loss per share attributable to shareholders	18	(7.82)	*(8.47)	*(7.41)

*	Restated as a result of the SPAC transaction and after giving effect to the reverse stock split (see also Note 1.B)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156	-	2,156
Comprehensive loss
Net loss	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive income	-	46	-	46	17	63
Total comprehensive loss	-	46	(20,914)	(20,868)	(58)	(20,926)

Issuance of shares, net	4,896	-	-	4,896	-	4,896
Recapitalization due to issuance of shares following the SPAC transaction, net	11,460	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	3,269	-	3,269
Conversion of financial liabilities to shares	5,955	-	-	5,955	-	5,955
Exercise of options into shares	10	-	-	10	-	10
Issuance of shares and warrants B, net (See note 14.B.3)	1,837	-	-	1,837	-	1,837
Conversion of warrants A to ordinary shares (See note 14.B.3)	1,008	-	-	1,008	-	1,008
Exercise of warrants B, net (See note 14 B.3)	888	-	-	888	-	888
Issuance of warrants B after reset (See note 14 B.3)	865	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	62,901	(491)	(50,934)	11,476	20,768	32,244

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity

Balance as of January 1, 2022	31,504	223	(23,836)	7,891
Comprehensive loss
Loss after income tax for the year	-	-	(6,184)	(6,184)
Other comprehensive loss for the year	-	(760)	-	(760)
Total comprehensive loss for the year	-	(760)	(6,184)	(6,944)

Issuance of shares, net	182	-	-	182
Share-based compensation	306	-	-	306
Issuance of options to acquire intangible asset	721	-	-	721

Balance as of December 31, 2022	32,713	(537)	(30,020)	2,156

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity

Balance as of January 1, 2021	24,733	605	(18,897)	6,441
Comprehensive loss
Loss after income tax for the year	-	-	(4,939)	(4,939)
Other comprehensive loss for the year	-	(382)	-	(382)
Total comprehensive loss for the year	-	(382)	(4,939)	(5,321)

Issuance of shares, net	5,892	-	-	5,892
Exercise of warrants	395	-	-	395
Share-based compensation	484	-	-	484

Balance as of December 31, 2021	31,504	223	(23,836)	7,891

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(20,914)	(6,184)	(4,939)
Share based compensation	3,269	306	484
Depreciation and amortization	225	290	315
Decrease (increase) in other current receivables	2,938	(2,936)	(463)
Increase in trade payables	2,074	2,217	401
Increase (decrease) in other payables	(235)	114	60
Increase (decrease) in other liabilities	19	17	(3)
Revaluation of financial liabilities at fair value	1,496	387	-
Interest expenses	4,281	51	47
Revaluation of convertible notes	(382)	-	-
Remeasurement of investment in associated company	(22,164)	-	-
Provision of borrowing to related parties	-	621	89
Share in (earnings) losses of associated companies, net	101	(106)	101
Issuance of options to underwriters	11	-	-
SPAC transaction - listing costs	16,802	-	-
Net cash flow used in operating activities	(12,479)	(5,223)	(3,908)

Cash flows from investing activities:
Purchase of property, plant and equipment	(60)	(152)	(297)
Capitalized development cost	(976)	(975)	(1,468)
Net cash flow used in investing activities	(1,036)	(1,127)	(1,765)

Cash flows from financing activities:
Payments of borrowings to related parties	-	(172)	(103)
Payment of lease liabilities	(42)	(55)	(98)
Proceeds from issuance of shares, warrants A and B, net (see note 14 B.3)	2,630	-	-
Exercise of warrants B (see note 14 B.3)	642	-	395
Proceeds from issuance of convertible notes (see note 8.A)	250	581	-
Advance payment for equity, net (see note 10)	2,679	-	-
Repayment of bridge loans (see note 9)	(30)	-	-
Proceeds from issuance of shares, net	-	182	5,892
Proceeds from issuance of bridge loans and warrants (see note 9)	550	3,310	32
Proceeds from issuance of promissory note (see note 8.C)	2,356	-	-
Issuance of shares in the SPAC transaction, net	2,919	-	-
Net cash flow from financing activities	11,954	3,846	6,118

Increase (decrease) in cash and cash equivalents	(1,561)	(2,504)	445
Cash and cash equivalents at beginning of year	1,398	4,171	4,341
Exchange rate differences on cash and cash equivalent	331	(269)	(615)
Cash and cash equivalents at end of year	168	1,398	4,171

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	US$ in thousands
Appendix A – Non-cash transactions during the year:		-	-
Conversion of liability to ordinary shares (see note 10)	2,300	-	-
Conversion of warrants A to ordinary shares (see note 14.B.3)	1,008	-	-
Conversion of bridge loans and derivative financial liability to ordinary shares	5,192	-	-
Exercise of options and warrants into ordinary shares	2,925	-	-
Conversion of convertible notes to ordinary shares	175	-	-
Conversion of liability to ordinary shares (see note 14)	3,030	-	-
Remeasurement of investment in associated company (see note 3)	(22,164)	-	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or the “Company” and together with its subsidiaries, the “Group”) was incorporated in July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sessex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Company integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

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

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform.

Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B.	The SPAC transaction:

On March 7, 2023 (the “Closing Date”) the Company completed its SPAC transaction (the “Business Combination”) with Lionheart III Corp (“Lionheart”), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company’s wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders received the Company’s shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company’s shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange. The Business Combination resulted in 97.58% redemption by Lionheart’s public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

C.	On October 3, 2023, the Company has signed an agreement with True Gold Consortium Pty Ltd.’s (“TrueGold”) shareholders to acquire an additional 7.5% which will increase the Company’s holdings to 51.9% in TrueGold and result in the Company’s gain control over TrueGold, See also Note 3.

D.	During the 12 months ended December 31, 2023, the Company incurred operating losses and negative cash flows from operating activities. The Company has not yet generated revenues. As discussed in Note 10, the Company executed an equity line agreement to raise up to $25,000 in consideration of the issuance of common stock over the course of 36 months with YA II PN, LTD (“Yorkville”). Furthermore, and as described in note 10 and note 24(10), in April 2024, the Company terminated the equity line agreement with Yorkville and entered into a similar agreement for $30,000 with an institutional investor. The Company is continuing with additional capital raising and as described in note 24(5), post balance sheet date it received an additional $3 million in funding. The Company also plans to secure a convertible note between $500 and $1,000 in addition to second round funding to raise approximately $5,800 after balance sheet date. The Company has also the ability to decrease its expenses and capitalize debt in order to meet its existing cash flow streams. Furthermore, the Company expect that the $5,000 NATO government agreement describe in note 24 (2), shall continue in the second half of 2024. Management believes that the proceeds from the recent funding agreements, combined with its cash on hand, equity line and the Company’s plans, are sufficient to meet the Company’s obligations as they come due in the foreseeable future. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for its long-term business plan.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL (CONT.):

E.	The Company operates primarily through 9 wholly owned subsidiaries and one majority owned all of which have been consolidated in these consolidated financial statements.

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2023		Percentage Owned December 31, 2022
Security Matters (SMX) PLC	Ireland	100%		-
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%		-
Lionheart III Corp	USA	100%		**
SMX Circular Economy Platform PTE, Ltd.	Singapore	100%		*
SMX (Security Matters) Ireland Limited	Ireland	100%		*
SMX Fashion and Luxury	France	100%		-
TrueSilver SMX Platform Ltd.	Canada	100%		-
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%		100	%***
Security Matters Canada Ltd.	Canada	100%		100	%***
SMX Beverages Pty Ltd.	Australia	100%		100	%***
True Gold Consortium Pty Ltd.	Australia	51.9	%***	See note 6

In addition, the Company’s has the following investments in associated companies:

Entity	Country of Incorporation	Percentage Owned December 31, 2023	Percentage Owned December 31, 2022
Yahaloma Technologies Inc.	Canada	50%	50	%***

The proportion of ownership interest is equal to the proportion of voting power held.

*	Incorporated in 2023.
**	Merger occurred in March 2023 as part of the Business Combination.
***	Owned by Security Matters PTY Ltd. (formerly - Security Matters Limited) as of December 31, 2023.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS:

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of SMX (Security Matters) Public Limited Company as of December 31, 2023 and 2022 and the results of all subsidiaries for the three years in the period then ended. SMX (Security Matters) Public Limited Company, a public limited company and its subsidiaries together are referred to in these financial statements as the Group or the “consolidated entity”.

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

Reverse acquisition transaction

The result of the merger between the Company and Security Matters PTY Ltd. as described in Note 1.B is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

The Company is initially consolidated in the financial statements from the closing date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921) and trade and other payables and warrants ($10,127) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY Ltd. have been recognized and measured in these consolidated financial statements at their pre-combination carrying amounts.
2.	The retained earnings and other equity balances recognized in those consolidated financial statements are the retained earnings and other equity balances of Security Matters PTY Ltd. immediately before the Business Combination.
3.	The amount recognized as issued equity instruments in these consolidated financial statements has been determined by adding to the issued equity of Security Matters PTY Ltd. immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY Ltd. (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.
4.	The statement of comprehensive loss reflects that of Security Matters PTY Ltd. for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY Ltd. for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

Foreign currency

The consolidated financial statements are prepared in US Dollars which is the functional and presentation currency of the Company. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.’s functional currency is Australian Dollars. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold consortium PYT LTD. is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities – at the rate of exchange applicable at the reporting date.
●	Expense items – at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of other comprehensive lose in Foreign Currency Translation Reserve.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Issue of a unit of financial instruments

The issue of a unit of financial instruments such as a financial liability (e.g., a loan) and free-standing derivative (e.g. warrants) involves the allocation of the proceeds received (before issuance costs) to financial derivatives and other financial instruments measured at fair value in each period and to financial liabilities that are measured at amortized cost, with residual allocated to equity instruments. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit.

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Financial liabilities

financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position, except for financial liabilities which are measured at fair value through profit or loss.

measured at fair value through profit or loss:

These financial liabilities comprise of derivatives that are options which are to be settled in equity instruments but nevertheless do not meet the definitions of equity instruments. The Group measures those financial liabilities at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

%
Computers	33
Machines and equipment	20
Furniture and office equipment	10
Leasehold improvements	8

Leasehold improvements are depreciated over the term of the expected lease including optional extension, or the estimated useful lives of the improvements, whichever is shorter.

Reimbursement of research and development expenses

Reimbursements in proof of concept (POC) agreements of expenditures on research and development in order to achieve commercial agreement once this activity will be successful, are offset in profit or loss against the related expenses (research and development expenses). Any intellectual property generated from this activity remains at the ownership of the Group.

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

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

On initial recognition, the carrying value of the lease liability also includes:

●	amounts expected to be payable under any residual value guarantee;
●	the exercise price of any purchase option granted in favor of the Group if it is reasonably certain to exercise that option; and
●	any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

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

Capitalized technology development costs

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

The technical feasibility criteria is determined to be met when a milestone of initial marking and reading capabilities is satisfied. The milestone’s identification occurs only following a detailed broad mapping of the raw material characteristics and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations. The result is the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information. At this stage, the Group believes that the technical feasibility of completing the development for use is probable.

The Group notes that technical feasibility has been established and the achieved technology is ready for the next stage which consists of performing a proof-of-concept pilot with an industry partner, in order to adapt the technology for the relevant industry and adjust the development to meet the industry’s needs.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs (Cont.)

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs (Cont.)

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

New standards, interpretations and amendments adopted from January 1, 2023

The following amendments are effective for the period beginning January 1, 2023:

Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements);

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose ‘significant accounting policies’ with ‘material accounting policy information’. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure.

These amendments have no effect on the measurement or presentation of any items in the consolidated financial statements of the Group but affect the disclosure of accounting policies of the Group.

Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors);

The amendments to IAS 8, which added the definition of accounting estimates, clarify that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimate, changes in accounting policy and prior period errors. These amendments had no effect on the consolidated financial statements of the Group.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

New standards, interpretations and amendments not yet effective

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2024:

●	IFRS 16 Leases (Amendment – Liability in a Sale and Leaseback);
●	IAS 1 Presentation of Financial Statements (Amendment – Classification of Liabilities as Current or Non-current);
●	Non-current Liabilities with Covenants (Amendments to IAS 1 Presentation of Financial Statements); and
●	Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures).

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates).

The Group is currently assessing the impact of these new accounting standards and amendments. The Group does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the Group.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

H.	The significant accounting judgments, estimates and assumptions followed in the preparation of the financial statements, on a consistent basis, are:

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

Share based compensation

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

This amount of capitalized costs includes significant investment in the development of marking and reading capabilities in the subject material. Prior to being marketed, the Group will obtain a proof-of-concept pilot with an industry leading partner. The innovative nature of the product gives rise to some judgement as to whether the proof-of-concept will be successful such that it will lead to obtaining commercial contracts with customers. See also Note 7.

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Financial liability at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the financial liability, which are described in Note 22 and Note 23, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

NOTE 3 – TRUE GOLD BUSINESS COMBINATION

On October 3, 2023 (acquisition date), the Company signed an agreement with True Gold Consortium Pty Ltd. (“TrueGold”) shareholders to acquire an additional 7.5% which will increase the Company’s holdings to 51.9% in TrueGold and result in the Company’s gain control over TrueGold. TrueGold uses the Company’s advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of TrueGold diversifies the Company’s operations into TrueGold’s pioneering ventures in research and development and revenue commercialization.

The Company previously held 44.4% of the shares of TrueGold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed and control was obtained, the balance of the investment was remeasured at fair value of $22,164 and a gain was recognized in the amount of $22,164, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in TrueGold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in TrueGold at full fair value which includes also the non-controlling interests’ share in the entire goodwill of TrueGold. The fair value of the non-controlling interests in TrueGold was based on the fair value of TrueGold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as TrueGold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of TrueGold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of TrueGold are:

1.	After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2.	Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3.	Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of TrueGold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from TrueGold to the Company which amounted to AUD 475 (approximately $307) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in TrueGold.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 3 – TRUE GOLD BUSINESS COMBINATION (CONT.):

The fair value of the identifiable assets and liabilities of TrueGold on the acquisition date:

	US$ in thousands
Cash and cash equivalents		13
Other current receivables		155
Intangible asset (core technology license)		10,449
Trade payables		277

Net identifiable assets		10,340
Non-controlling interests		(20,826)
Goodwill		32,957

Loan to TrueGold	307

Fair value of previous investment	22,164
		22,471

The only intangible asset identified in the purchase price allocation, and recognized as shown in the table above, represents a core technology license that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). As mentioned above, this licensee represents the current right of TrueGold to use the Company’s intellectual property of technology under a license agreement signed in 2020. For the purpose of the purchase price allocation, this right was treated as a reacquired right and accordingly was recognized separately from goodwill and valued on the basis of the remaining contractual term of the related contract, regardless of whether market participants would consider potential contractual renewals. After acquisition, this intangible asset should be amortized in according to its economic useful life. The Company has not yet began amortizing the asset and is assessing the economic useful life of it. See also Note 7.

The goodwill arising from acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and TrueGold. The goodwill recognized is not expected to be deductible for income tax purposes.

From the acquisition date, TrueGold has contributed $155 to the consolidated net loss. If the business combination had taken place at the beginning of the year 2023, the consolidated net loss would have been increased by $692 after elimination the Company’s’ share of TrueGold’s net loss until acquisition date.

NOTE 4 - OTHER CURRENT ASSETS:

	December 31, 2023	December 31, 2022
Prepaid expenses	142	*3,157
Tax authorities	257	358
Proof of concept receivables	148	86
Other	87	72
Total	634	3,673

*	Includes $3,123 for December 31, 2022, which related to the anticipated SPAC transaction costs (refer to Note 1.B).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2023	63	1,147	65	102	1,377
Additions	15	5	7	4	31
Deductions	-	-	-	-	-
Currency translation adjustments	(3)	(6)	(3)	(4)	(16)
At December 31, 2023	75	1,146	69	102	1,392

Accumulated depreciation
At January 1, 2023	18	699	31	74	822
Depreciation	6	151	7	16	180
Currency translation adjustments	-	(18)	(1)	(2)	(21)
At December 31, 2023	24	832	37	88	981
Net book value at December 31, 2023	51	314	32	14	411

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2022	81	1,233	83	99	1,496
Additions	-	135	-	17	152
Deductions	-	-	-	-	-
Currency translation adjustments	(18)	(221)	(18)	(14)	(271)
At December 31, 2022	63	1,147	65	102	1,377

Accumulated depreciation
At January 1, 2022	20	645	33	72	770
Depreciation	4	202	7	19	232
Currency translation adjustments	(6)	(148)	(9)	(17)	(180)
At December 31, 2022	18	699	31	74	822
Net book value at December 31, 2022	45	448	34	28	555

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 6 - INVESTMENTS IN ASSOCIATED COMPANIES:

Entity	Country of Incorporation	Percentage Owned December 31, 2023	Percentage Owned December 31, 2022
Yahaloma Technologies Inc.	Canada	50%	50%
True Gold Consortium Pty Ltd.	Australia	51.9%	44.4%

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

True Gold Consortium Pty Ltd

On July 29, 2020, the Company signed a shareholders’ agreement with W.A. Mint Pty Ltd. and TrueGold. The purpose of the agreement is to set the framework for TrueGold’s activity. TrueGold’s goal is to establish an industry standard with the development of an innovative system that can mark (at a molecular level), track and trace gold bars and gold through every stage of the supply chain with blockchain technology. Under the terms of the agreement, TrueGold will be equally held by the above two-mentioned entities, with the goal of adding other shareholders.

The Company’s management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited, and W.A. Mint Pty Ltd. The Company’s management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement.

The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting. During 2023 the Company acquired an additional 7.5% and gained control in TrueGold. See also note 3.

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

On December 24, 2021, the Company signed an agreement with Global BevCo to acquire the remaining 50% shares in SMX-B in exchange for 8,000,001 options of the Company at exercise price of AUD 0.4, with an expiration date of March 25, 2027. Total fair value is AUD 960,000 (USD 721,424), and the acquisition was settled on March 25, 2022. The Company assigned the consideration to technology license intellectual property. The total fair value of the options was determined according to Black-Scholes model, free rate interest of 2.5%, expected life 5 years. The acquisition agreement also provides a five-year consulting agreement to Global BevCo including AUD 13,500 per month and a 5% revenue share for referred clients.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 7 - INTANGIBLE ASSETS, NET:

	Capitalization of development cost	Purchased license	Core Technology License	Total
	US$ in thousands	US$ in thousands	US$ in thousands	US$ in thousands
COST
As of January 1, 2023	4,372	655	-	5,027
Capitalized development cost	977	157	10,449	11,583
Currency translation adjustments	(7)	7	-	-
As of December 31, 2023	5,342	819	10,449	16,610

Accumulated amortization
As of January 1, 2023	127	-	-	127
Amortization	-	-	-	-
Currency translation adjustments	(3)	-	-	(3)
As of December 31, 2023	124	-	-	124

Net book value as of December 31, 2023	5,218	819	10,449	16,486

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 7 - Intangible assets, NET (CONT.):

	Capitalization of development cost	Purchased license	Total
	US$ in thousands	US$ in thousands	US$ in thousands
COST
As of January 1, 2022	4,024	-	4,024
Capitalized development cost	975	721	1,696
Currency translation adjustments	(500)	(66)	(566)
As of December 31, 2022	4,499	655	5,154

Accumulated amortization
As of January 1, 2022	116	-	116
Amortization	14	-	14
Currency translation adjustments	(3)	-	(3)
As of December 31, 2022	127	-	127

Net book value as of December 31, 2022	4,372	655	5,027

An intangible asset at the amount of 145 is being amortized. The rest of the intangible assets have not yet commenced amortization.

Intangible assets as of December 31, 2023, consist of capitalized development costs of the Group’s technology as well as the cost of the exclusive license intellectual property (662) which includes the addition amount as a result of the acquisition of additional 50% interest in SMX Beverages Pty Ltd. The acquired rights have not yet commenced amortization as the license was not yet commenced usage.

In addition, intangible asset as of December 31, 2023, consist also of core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). See also Note 3.

NOTE 8 - CONVERTIBLE NOTES:

A.	On January 25, 2023, the Company received an amount of $250 in consideration for issuance of convertible notes (the “Convertible Notes”) and two types of warrants. The Convertible Notes principal amount is $250 and maturity date is the earlier between December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Notes have an interest rate of 15% per annum and shall be converted into ordinary shares: (1) at the note holder’s discretion, at a fixed conversion price of USD 10 per ordinary share, or (2) through issuance of the Company’s ordinary shares at a 20% discount.

As part of the Convertible Note agreements, the investor was granted two types of warrants:

(i) Bonus Warrants - 12,500 warrants to purchase ordinary shares of the Company at an exercise price of USD 11.50 per share. The Bonus Warrants have a term of five years commencing upon the closing of the Business Combination.

(ii) Redeemable Warrants – 12,500 warrants to purchase ordinary shares of the Company at a purchase price of USD 11.50 per share. The Redeemable Warrants have a term of five years commencing upon the closing of the Business Combination. The Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for USD 5.00 per warrant. The investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

The Convertible Notes are recorded in accordance with their fair value. The Redeemable Warrants are accounted for as a derivative financial liability. Management utilized a third-party appraiser to assist them in valuing the Convertible Notes and Redeemable Warrants.

In order to calculate the fair value of the Convertible Notes, the Company discounted the payment schedule by a discount rate of 32.2%.

The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model with expected volatility of 73.74% and the risk-free interest rate used is 3.91%. As of December 31, 2023, the fair value of the Convertible Notes was $304 and the fair value of the Redeemable Warrants was $73.

B.	In May 2022, Security Matters PTY Ltd. issued 828,240 convertible notes (the “2022 Convertible Notes”), with a face value of AUD 1 (USD 0.7) per each 2022 Convertible Note, for an aggregate amount of AUD 828 thousand (USD 569). The 2022 Convertible Notes have a maturity date of six months from issuance date. The conversion price is as follows: (i) if Security Matters PTY Ltd. executes a binding agreement for an M&A transaction or receives USD 20 million or more in return for the issuance of shares on or before December 31, 2022, the principal amount of each 2022 Convertible Note will automatically be converted into shares in Security Matters PTY Ltd. The issuance price per share will be calculated at a 20% discount to the higher of the offer price or price paid by the investors participating in the qualified transaction, as such term is defined in the 2022 Convertible Notes agreement, subject to a floor cap of no lower than AUD 0.15 (USD 0.11) per share. In July 2022, Security Matters PTY Ltd. entered into the Business Combination Agreement that will be subject to de-listing of the Company’s ordinary share capital from the Australian Stock Exchange following receiving an Australian court approval of the future merger (ii) if Security Matters PTY Ltd. has not executed a binding agreement for a qualified transaction until December 31, 2022, the 2022 Convertible Notes balance will automatically convert into ordinary shares at that date. The issuance price per share will be calculated at a 20% discount to the 5-21 day volume weighted average price to December 31, 2022, as such term is defined in the Convertible Notes agreement, subject to a cap of no lower than AUD 0.15 (USD 0.11) per share, and on December 31, 2022 the investors will also be issued unlisted two year options on a 1:2 basis with an exercise price of AUD 0.45 (USD 0.32) per share.. As of December 31, 2022, the 2022 Convertible Note amounted to 563. In July 2022, an amendment to the 2022 Convertible Notes agreements was signed between Security Matters PTY Ltd. and the investors which prescribes a cancellation of the 2022 Convertible Notes and replacing them with the issuance of 1,000,000 ordinary shares of Security Matters PTY Ltd. (with the occurrence of the Business Combination as described in Note 1.B). On March 7, 2023, the 2022 Convertible Notes were converted to 1,000,000 ordinary shares of Security Matters PTY Ltd.

C.	On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and issued and sold to an institutional investor a convertible promissory note with a fixed conversion price of $1.6378, 3,929,051 warrant As and 2,619,367 warrant Bs, for gross proceeds to SMX of approximately $2,358, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant As are exercisable into 3,929,051 ordinary shares at an exercise price of $0.0022 per, share subject to customary adjustments and may be exercised at any time until the five year anniversary of the warrant As. The warrant Bs are exercisable into 2,619,367 ordinary shares at an exercise price of $1.6378 per share, subject to customary adjustments and may be exercised at any time until the five year anniversary of the warrant Bs. The warrant As and the warrant Bs meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The note is in the principal amount of $4,290. The actual amount loaned by the investor pursuant to the Note is $2,574 after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the note into ordinary shares; provided that in no case shall the Company so convert the note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

The promissory note was recognized base on the amortized cost method.

As of December 31, 2023, the note principle amounted to $1 million and during the period $2.1 million of promissory note was converted to shares. As of the date of publication of these financial statements, the Company’s institutional investor has converted all of the principal of the convertible promissory note into an aggregate of 2,619,377 Ordinary Shares and exercised the Warrant A and Warrant B for 3,789,264 and 2,619,367 Ordinary Shares, respectively. See note 24(11).

NOTE 9 - BRIDGE LOANS LIABILITIES:

Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which lent Security Matters PTY Ltd. an aggregate amount of $3,860. The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum. The Bridge Loans were accounted for in accordance with the amortized cost method.

As of December 31, 2023, the principal and the accumulated interest of the bridge loans were $1,739.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i)	Bonus Warrants - 11,045 (after reverse stock split) warrants to purchase ordinary shares of the Company at an exercise price of USD 253 per share and a first priority security interest in the shares of Security Matters PTY’s interest in trueGold Consortium Pty Ltd.

The Bonus Warrants term is five years commencing upon the closing of the Business Combination.

Management utilized a third-party appraiser to assist them in valuing the Bonus Warrants The fair value of the Bonus Warrants was calculated using the Black and Scholes model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Bonus Warrants was nil and $24 respectively.

(i)	Redeemable Warrants Type 1 - 15,545 (after reverse stock split) warrants to purchase ordinary shares of SMX at a purchase price of USD 253 per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA (see to Note 1B).

●	50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for USD 110 per warrant.

●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for

●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for USD 110 per warrant.

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using Monte-Carlo simulation model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Redeemable Warrants Type 1 was $72 and $1,973 respectively.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 9 - BRIDGE LOANS LIABILITIES (CONT.):

(ii)	Redeemable Warrants Type 2 – 10,454 (after reverse stock split) warrants to purchase ordinary shares of SMX at a purchase price of USD 253 per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction (see also Note 1B).

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for USD 110 per warrant.
●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for USD 110 per warrant.

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2023, and as of December 31, 2022, the fair value of the Redeemable Warrants Type 2 was $421 and $696 respectively.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The main assumptions used in the three valuation models as of December 31, 2023 described above were: (1) risk free rate 3.91%; (2) volatility of assets 73.74%; and (3) excepted terms of the warrants 4.18 years. All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

The main assumptions used in the three valuation models as of December 31, 2022 described above were: (1) risk free rate 3.99%; (2) volatility of assets 81.03%; and (3) excepted terms of the warrants -5.18 years. All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

On March 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $1,350 and redeemable warrants at the amount of $1,000 into 872,418 ordinary shares.

On December 31, 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $750 and redeemable warrants at the amount of $1,450 into 4,032,256 ordinary shares. According to the addendum the company has issued to the lenders an aggregate of fully paid 4,032,256 warrants to purchase up to an aggregate of 4,032,256 ordinary shares at an exercise price of $1.17 per share. The Warrants were exercisable immediately upon issuance and will expire three years following their issuance.

The warrants include a cashless exercise mechanism, according to the terms specified in the addendum and it’s according to the lender election (the “Cashless Warrants”).

Therefore, the Company accounts for the Cashless Warrants as financial liability instruments that measured at fair value and recognized financial expenses or income through profit and loss.

The Company valued each Cashless Warrants at $0.25 per warrant by using the Black-Scholes option-pricing model The key inputs that were used in the Cashless Warrants fair value as of December 31, 2023 were:

●	risk-free interest rate 4.13%
●	expected volatility 70.39%
●	expected dividend yield of 0%
●	expected term of warrants – 3 years

As of December 31, 2023 the Cashless Warrants fair value was $1,023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 10 - PRE-PAID ADVANCE:

In February 2023, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) to raise up to $25,000 in consideration of the issuance of ordinary shares over the course of 36 months with Yorkville. According to the SEPA, the Company may issue Yorkville ordinary shares at a purchase price as one of two options (i) equal to 96% of the weighted average price (“VWAP”) of the common stock during the applicable pricing period or (ii) equal to 97% of the lowest VWAP of the common stock during a pricing period of 3 consecutive trading days commencing on the relevant period. Yorkville advanced to the Company an aggregate principal amount of $3,500 (the “Pre-Paid Advance”). The Pre-Paid Advance was disbursed in two separate installments evidenced as convertible loans, the first for $1,500 at the closing of the Business Combination, and the second, as subsequently amended, for $2,000 upon the effectiveness of a registration statement. The purchase price for the Pre-Paid Advance is 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of ordinary shares to Yorkville at a price per share equal to the lower of (a) 100% of the daily VWAP of the ordinary shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the “Fixed Price”) (in the case of the first Pre-Paid Advance, $3.65), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the “Variable Price” and the lower of the Fixed Price and the Variable Price shall be referred to as the “Purchase Price”); however, in no event shall the Purchase Price be less than $1.10 (the “Floor Price”). On July 27, 2023, the Company amended the promissory note evidencing the remaining Pre-Paid Advance to decrease the Floor Price to $1.10 (as adjusted for reverse stock split which occurred on August 21, 2023, see also Note 14.4), after the Company was required to repay in cash $500 of principal amount as a result of the Company’s share price being below the original Floor Price. The Company made additional change to the Yorkville agreement which effectively eliminates the floor price - see also note 24(4). The maturity date will be 12-months after the initial closing of each Pre-Paid Advance. In July 2023, the Company repaid in full the first Pre-Paid Advance in the amount of $1,500 and as of December 31, 2023 the Company repaid the second Pre-Paid Advance in the amount of $1,300. In the period, the Company issued ordinary shares in net consideration of $1,979 in accordance with the terms of the SEPA and subsequent to the period, the Company repaid approximately $377 as of the date of the authorization of these financial statements. On April 13, 2024, the Company exercised its right of termination under the SEPA and sent Yorkville a written termination letter, which is effective upon five trading days thereafter. On April 19, 2024, the Company entered into a similar agreement with an institutional investor, which will enable the Company to raise up to $30,000. See also note 24(10).

NOTE 11 - LEASES:

The Group has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease term of 12 years, motor vehicles generally have lease terms of 3 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
At January 1, 2022	446	20	466
Additions	49	-	49
Foreign currency translation	(35)	(6)	(41)
Deductions	(7)	(14)	(21)
Depreciation expense	(39)	-	(39)
As at December 31, 2022	414	-	414
Additions	-	26	26
Foreign currency translation	(6)	-	(6)
Deductions	-	-	-
Depreciation expense	(42)	(3)	(45)
As at December 31, 2023	366	23	389

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 11 - LEASES (CONT.):

Information on leases:

	Year ended December 31,
	2023	2022

Interest expense on lease liabilities	32	51
Total cash outflow for leases	45	39

For an analysis of maturity dates of lease liabilities, see Note 22 on liquidity risk.

NOTE 12 - OTHER PAYABLES:

	December 31, 2023	December 31, 2022

Employees, salaries and related liabilities	726	392
Related party	4	56
Liabilities for grants received (see also note 20)	153	50
Excise Tax	1,569	-
Other	31	152
Total	2,483	650

NOTE 13 - BORROWINGS FROM RELATED PARTIES:

In 2015, the Group signed an agreement to receive a loan of ILS 2 million (approximately 513) from its shareholders. These loan bears interest at an annual rate of 4%.

	December 31, 2023	December 31, 2022
Balance at January 1,	710	270
Payment of borrowings	(657)	(172)
Provision for bonus (include interest)	-	621
Exchange rate differences	(53)	(9)
Balance at December 31,	-	710

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 13 - BORROWINGS FROM RELATED PARTIES (CONT.):

There is no time limit to pay the Bonus Payments. Once the Company has paid each Bonus Payment in its entirety (i.e., the cap of ILS 3 million has been paid to each Lender), then the Company has fulfilled its obligations. When the Bonus Payments are not expected to be made, the resulting cash flows will not affect profit and loss until the point in which the Company estimates that the liquidity events will take place. As of December 31, 2021, the Company estimated that is more likely than not that the shareholders will sell their shares in 2022 which will entitle them to the Bonus Payments. The amount of the Bonus Payment is subject to assumptions that were made with the assistance of external appraisal. As a result, the increase in the carrying amount of the liability was charged as expense of 87 to profit and loss in 2021.

In August 2022 the loan from related party has been fully repaid and the Company signed an addendum to the loan agreement that reduces the total amount of the Bonus Payments to ILS 2.5 million (approximately 710), to be paid upon the completion of the business combination. As of December 31, 2022, the liability was 710.

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund (the “Loan Agreements”). Pursuant to the amendment to the Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Loan Agreements (the “Indebtedness Amount”) into 487,281 ordinary shares (post Reverse Stock Split) of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount. In accordance with management estimation the FV of this Indebtedness is immaterial.

NOTE 14 - SHAREHOLDERS’ EQUITY

A.	Share capital:

	Number of shares
	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.0022 par value	36,363,636,364	10,185,909	22,727,272	-
Preferred shares USD 0.0001 par value	200,000,000,000	-	-	-
Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $0.0022 and the Company does not have a limited amount of authorised capital.

Preferred shares

Preferred shares with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 14 - SHAREHOLDERS’ EQUITY (CONT.):

B.	Changes in Share capital

1.	On March 7, 2023 (the “Closing Date”), the Company consummated the Business Combination as described in Note 1B. Beginning on the day immediately prior to the Closing Date and ending on the day immediately after the Closing Date, the following transactions occurred:

a)	The AUD 828,240 of the 2022 Convertible Notes have been cancelled in consideration for the issuance of 1,000,000 ordinary shares in Security Matters PTY Ltd.
b)	Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.
c)	32,211,716 warrants and options have been exercised on cashless basis to 24,568,773 shares in Security Matters PTY Ltd.
d)	848,784 (post reverse stock split) ordinary shares of the Company have been issued to Security Matters PTY Ltd.’s shareholders in return for their 193,500,379 ordinary shares in Security Matters PTY Ltd. that were cancelled. Security Matters PTY Ltd.’s shareholders received as consideration 1 ordinary share of the Company per 10.3624 Security Matters PTY Ltd.’s ordinary shares.
e)	The Company issued 160,227 ordinary shares, 2,200,000 private warrants and 6,250,000 public warrants to Lionheart’s stockholders, in exchange for their existing Lionheart shares and warrants. The warrants exercise price is $11.5 per share, expiring in March 2028. The warrants are considered to be a derivative financial liability and measured at fair value, which is the market price as of the end of the period, amounted to $0.0204 per warrant.
f)	The Company issued 303,053 ordinary shares for an aggregate of $3,110 net proceeds.
g)	The Company issued 872,418 ordinary shares for the conversion of bridge loan at principal amount of $1,350 and 200,000 redeemable warrants ($5 per warrant, 5 years, exercise price of $11.5 per share).

2.	During 2023, the Company issued 1,237,751 ordinary shares (4,196 shares as commitment fees) to Yorkville post reverse stock split, for an aggregate of $1,979 net proceeds (see also Note 10).

3.	On June 22, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton, LLC (the “Underwriter”) relating to the public offering of (i) 606,061 ordinary shares of the Company, at a subscription price per share of $0.24 (the “Firm Shares”), (ii) 606,061 warrants in the form of Warrant A to subscribe for 606,061 ordinary shares, at an exercise price of $0.24 per share (“Warrant A”), and (iii) 606,061 warrants in the form of Warrant B to subscribe for 606,061 ordinary shares, at an exercise price of $0.24 per share (“Warrant B” and together with Warrant A, the “Firm Warrants” and, collectively with the Firm Shares, the “Firm Securities”).

The Company also granted the Underwriter a 45-day option to subscribe for, in the aggregate, (a) up to 90,909 additional ordinary shares (15% of the Firm Shares) at a subscription price per share of $0.24 (100% of the public offering price allocated to each Firm Share) (the “Option Shares” and together with the Firm Shares, the “Shares”) or Pre-Funded Warrants to subscribe for up to 90,909 ordinary shares at a price per share of $0.2399 (100% of the public offering price allocated to each Firm Share less $0.0001) and the remaining non pre-funded exercise price of each pre-funded warrant will be $0.0 001 per share, and/or (b) 90,909 warrants in the form of Warrant A to subscribe for an aggregate of 90,909 ordinary shares (15% of the Firm Warrants) at an exercise price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant A), and/or (c) 90,909 warrants in the form of Warrant B to purchase an aggregate of 90,909 ordinary shares (15% of the Firm Warrants) at a purchase price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant B) (the “Option Warrants” and together with the Firm Warrants and Pre-Funded Warrants, if any, the “Warrants”), which may be subscribed for in any combination of Option Shares and/or the Option Warrants. The Option Shares and the Option Warrants are referred to as the “Option Securities”.

The offering closed on June 27, 2023. The Company delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants), the Firm Warrants and the Option Warrants to the Underwriter on the same day.

The Warrant A terms specify that the warrants may be exercised at any time on or before June 27, 2028. On or after the earlier of (i) the thirty day anniversary of the date of the Underwriting Agreement and (ii) the date on which the aggregate composite trading volume of the Company’s ordinary shares as reported by Bloomberg LP beginning on the date of the Underwriting Agreement exceeds 681,818 ordinary shares, a holder of Warrant A warrants may also provide notice and elect a “cashless exercise” pursuant to which the holder would receive an aggregate number of ordinary shares equal to the product of (x) the aggregate number of ordinary shares that would be issuable upon a cash exercise and (y) $0.50. As of the date of the authorization of these financial statements, an aggregate of 690,096 Warrant A warrants were cashless exercised into an aggregate of 345,349 ordinary shares. The Warrant B terms specify that the warrants may be exercised at any time on or before June 27, 2028.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 14 - SHAREHOLDERS’ EQUITY (CONT.):

On December 8, 2023, the Company consummated an inducement offer letter agreement with certain holders of the Company’s outstanding Warrant Bs to purchase Ordinary Shares of the Company. The Warrant Bs were issued on June 27, 2022 and had an exercise price of $5.28 per share (after taking into account the Company’s 1:22 reverse share split).

Pursuant to the inducement letter, the holders agreed to exercise for cash their Warrant Bs to purchase an aggregate of 606,060 shares of the Company’s Ordinary Shares at a reduced exercise price of $1.15 per share in consideration for the Company’s agreement to issue new warrants to purchase, in the aggregate, up to 909,090 of the Company’s Ordinary Shares at an exercise price of either (i) $0.0022 per share in an amount not to exceed 75% of the New Warrant Shares, or (ii) $1.15 per share, in the discretion of the warrant holders. The Company received aggregate gross proceeds, before payment of transaction fees and expenses, of $697 from the exercise of the Warrant Bs by the holders, and the carrying amount of those warrants, was classified to ordinary shares and premium together with the proceeds the Company received from the exercise price. See also note 24(3).

In accordance with IAS 32, the Company measured the difference between the fair value of the consideration the holder receives on conversion of the instrument under the revised terms and the fair value of the consideration the holder would have received under the original terms, was recognized as a loss in profit or loss.

The Company utilized Black-Scholes valuation model to calculate the fair values of the repriced warrants both before and after the repricing and recognized the incremental fair value of $209 as finance expense in the statement of comprehensive income against an increase in the carrying amount of the warrants (presented within issued capital and additional paid-in capital). In addition, fair value was also calculated for the new 909,090 issued warrants at the amount of $865, which was recognized as finance expense against an increase in equity. Warrant Bs are classified as equity instruments according to IAS 32.

Warrant A was valued at $0.067 which is half of the share market price at the end of the period, assuming cashless exercise. Warrants A were considered to be a derivative financial liability. The terms of the Warrant Bs specify that each warrant has a cash exercise price of $0.24. The Warrant Bs were valued at $0.0602 by using the Black-Scholes option-pricing model, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%. Warrant As and Bs expire in June 2028. The net proceeds to the Company upon the closing of this offering were approximately $2,580. The capital raise fee amounted to $660. The Company also granted to the Underwriter, 666,667 warrants at an exercise price of $0.264 per share, which expires after 5 years. The Underwriter’s warrants were valued at $0.0575 per option by using the Black & Scholes option-pricing, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

4.	On August 8, 2023, at the Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share (the “Reverse Stock Split”).

On August 21, 2023, the Company’s ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current symbol “SMX”.

5.	On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund (the “Loan Agreements”). Pursuant to the amendment to the Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Loan Agreements (the “Indebtedness Amount”) into 487,281 ordinary shares of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount (see also note 13).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 14 - SHAREHOLDERS’ EQUITY (CONT.):

6.	On December 31,2023 The Company also issued 457,682 Ordinary Shares to a service provider as payment in full for $260 worth of legal services which previously provided to the Company.

C.	Options granted to employees and service providers:

1.	In June 2018, Security Matters PTY Ltd. has adopted a Share Option Plan (the “Plan”) to provide an incentive to retain, in the employment or service or directorship of the Group and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Plan include employees, directors and consultants of Security Matters PTY Ltd. or any subsidiary. On March 7, 2023 as part of the SPAC transaction. These options were exercised on a cashless basis and then after replaced to the Company’s shares. See also note 14B1(c-d).

2.	In March 7, 2023 Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

3.	In April 25, 2023, the Company’s board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended the Company’s board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 5,082,417 authorized ordinary shares.

4.	During the period ended December 31, 2023, the Company granted 197,000 RSUs to employees, directors and service providers. The fair value at grant date of RSUs granted in the period were $1-$1.09. Related share-based expenses recognized for the period totaled $2,820.

RSUs granted to employees, directors and service providers:

	Year ended December 31, 2023 (in thousands)	Year ended December 31, 2022 (in thousands)
Outstanding at beginning of period	-	-
Granted	197	-
Vested	(57)	-
Forfeited	(4)	-

Outstanding at December 31, 2023	136	-

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 14 - SHAREHOLDERS’ EQUITY (CONT.):

5.

During the year ended December 31, 2023, the Company granted 38,656 options to employees and service providers. These grants carry an exercise price of between $22.71 - $88, vesting period up to 4 years from the grant date, contractual life of the options under the plan is 5 years. The fair value of the grant at grant date is $219. The related share-based expenses that were recognized in the year ended December 31, 2023, amounted to $184.

A summary of the status of the Company’s Share Option Plan granted to employees and service providers (including performance-based awards) and changes during the relevant period ended on that date is presented below:

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of options (in thousands)	Weighted average Exercise price (USD)	Number of options (in thousands)	Weighted average Exercise price (USD)
Outstanding at beginning of year	57	44.22	73	41.85
Issue of options	38	82.04	17	41.85
Expired	(30)	31.02	(33)	34.10

Outstanding at end of year	65	69.92	57	54.25
Exercisable options	58	68.67	38	43.40

The options to employees and service providers outstanding as of December 31, 2023, are comprised, as follows:

Exercise price (USD)	Outstanding as of December 31, 2023	Weighted average remaining contractual term	Exercisable as of December 31, 2023	Weighted average remaining contractual term
		(years)		(years)
18.70-23.32	5	2.46	5	2.46
29.48-31.02	3	3.21	3	3.21
40.48-48.18	6	1.41	6	1.41
52.80-56.10	9	2.26	9	2.26
78.54-88.00	35	4.40	28	4.38
93.28-108.90	7	3.03	7	3.03
	65		58

1.	The options issued in 2023, were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.58-3.42%; (2) expected volatility: 78.35-73.01%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

2.	The options issued in 2022, were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.09-4.68%; (2) expected volatility: 62.06-85.03%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSES, NET:

	December 31, 2023	December 31, 2022	December 31, 2021
Salaries and related expenses	2,228	2,166	1,795
Subcontractors and consultants	344	374	631
Materials and laboratory expenses	223	316	252
Depreciation and amortization	197	255	287
Share based compensation	447	127	100
Travel expenses	87	50	42
Freight	33	30	23
Other	10	6	-
Reimbursement from paid pilots and proof of concept projects	(858)	(1,426)	(1,091)
Total	2,711	1,898	2,039

NOTE 16 - GENERAL AND ADMINISTRATIVE EXPENSES:

	December 31, 2023	December 31, 2022	December 31, 2021
BCA transaction cost	7,278	-	-
Professional services	667	1,105	1,089
Public company expenses	5,128	-	-
Wages and salaries related	1,348	935	752
Travel expenses	611	223	-
Office and maintenance	170	145	116
Share based compensation	1,222	137	331
Insurance	50	60	102
Depreciation and amortization	30	35	28
Other	63	83	64
Total	16,567	2,723	2,482

NOTE 17 - TAXES ON INCOME:

1.	The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.
2.	Theoretical tax:

	December 31, 2023	December 31, 2022	December 31, 2021
Reconciliation of income tax at the statutory rate
Loss before income tax	(20,989)	(6,184)	(4,939)

Theoretical tax rate of 12.5%	(2,624)	(1,701)	(1,358)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenditure and others	3254	335	118
Unrecognized temporary differences and tax losses for which deferred tax weren’t recognized	(630)	1,366	1,240
Income tax / (benefit)	—	—	—

3.	As of December 31, 2023, the Group has estimated carry forward tax losses of approximately $45,095 (2022: $24,106 2021:$17,659) which may be carried forward and offset against taxable income for an indefinite period in the future. The Group did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 18 - LOSS PER SHARE

	December 31, 2023	December 31, 2022	December 31, 2021

Net loss attributable to the owners of the company	(20,914)	(6,184)	(4,939)

Basic and diluted loss per share	(7.82)	*(8.47)	*(7.41)
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	2,676	730	666

*	Restated as a result of the SPAC transaction and the reverse share split described in Note 14B(4), the calculation of the basic and diluted loss per share for all past periods presented have been adjusted retrospectively based on the new number of shares as derived from the conversion ratio.

NOTE 19 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others includes board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	December 31, 2023	December 31, 2022
Issuance of options to related party	-	721
Short-term salary and fees	803	508
Short-term salary until deletion	22	-
Loan repayment	-	172
Conversion of loan to ordinary shares	657	-
Share based payments	2,084	98
Post-employment retirement benefits	98	94
Payment for Administrative services	34	36
Non-monetary benefits	49	29
Payments for legal services	287	-
Revaluation of financial liabilities at fair value	1,204	-
Proof of Concept projects paid by affiliated companies	-	(1,064)
	5,238	594

2. Balance with related parties:		December 31, 2023	December 31, 2022
Key management	Salary and related	(219)	(99)
Directors	Salary and related	-	(82)
Shareholders	Borrowings from related parties	-	(710)
Shareholders	Other accounts payable	(3)	(56)
Shareholders	Trade payables	(58)	-
Shareholders	Derivatives	(476)	-
Joint Ventures	Other receivables	15	59
Joint Ventures	Investment in subsidiary	115	221
		(626)	(667)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 20 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Group has an approved project with the IIA under which it received a total of $162 in prior years. The Group is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2023, the Group paid an amount of 0. The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

	December 31, 2023	December 31, 2022
Short term liability at year end	153	50
Long term liability at year end	-	85
Total	153	135

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES:

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

On January 2023, the Company signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%;

The fair value of these options was $33 and recognized as a technology license intellectual property.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.):

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $123 against a liability that reflects the due amount.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Group’s financial assets and financial liabilities:

	December 31,
	2023	2022
Financial assets at amortized cost:
Cash and cash equivalents	168	1,398
Other current receivables	424	3,673
Total financial assets	592	5,071

	December 31,
	2023	2022
Financial liabilities at fair value through profit or loss:
Convertible notes	377	563
Trade and other payables	12,487	3,622
Bridge loans	2,233	3,682
Pre-paid advance	700	-
Derivatives	1,143	-
Total financial liabilities at fair value through profit or loss	16,940	7,867

Financial liabilities at amortized cost:
Convertible promissory note	1,013	-
Lease liabilities	649	-
Government grants	153	-
Borrowing from related parties	-	-
Total financial liabilities at amortized cost	1,815	-
Total financial liabilities	18,755	7,867

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Financial risk management objectives

The Group’s activities expose it to a variety of financial risks such as market risks (foreign currency risk), credit risk and liquidity risk. The Company’s management oversees the management of these risks, focusing on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to monitor different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, ageing analysis for credit risk and maturity analysis in respect of liquidity risk.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices, which in the group’s case refers only to foreign currency risk. Financial instruments affected by this risk include, loans and borrowings and short-term payables and receivables.

Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency. The Group is exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS and Euro.

As of December 31, 2023, the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS , AUD ,SGD and EUR totaling approximately $1,651, $185 $142 and $101, respectively (December 31, 2022: approximately $729 ,$1265 $0 and $34, respectively).

Foreign currency sensitivity analysis

The following table demonstrates the sensitivity test to a reasonably possible change of 10% in EUR and NIS exchange rates against the USD, with all other variables held constant. The impact on the Group’s net loss (tax effect is not relevant) and equity is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives and embedded derivatives. The Company’s exposure to foreign currency changes for all other currencies is immaterial.

	Change in NIS rate	Effect on net loss
December 31, 2023	10%	165
December 31, 2022	10%	73

	Change in AUD rate	Effect on net loss
December 31, 2023	10%	19
December 31, 2022	10%	127

	Change in SGD rate	Effect on net loss
December 31, 2023	10%	14
December 31, 2022	10%	-

	Change in EUR rate	Effect on net loss
December 31, 2023	10%	10
December 31, 2022	10%	3

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations as a customer or under a financial instrument leading to a loss to the Group. The Group is exposed to credit risk from its operating activity (other receivables and cash balances). The Group’s main financial assets are cash and cash equivalents as well as other receivables and their carrying amounts represent the Group’s maximum exposure to credit risk. Credit risk from balances with banks and financial institutions is managed by the Group’s management in accordance with the Group’s policy. Wherever possible and commercially practical, the Group holds cash with major financial institutions in Israel and Australia which the Company’s management regards as financially solid.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group has procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of the balance sheet date, the Group has a positive working capital.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

As of December 31, 2023

	Less than one year	1 to 2 years		2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	12,487	-		-	-	-	-	12,487
Bridge loans	1,750	453		15	15	-	-	2,233
Government grants	153	-		-	-	-	-	153
Lease liability	81	81		74	74	74	265	649
Convertible promissory note	1,013	-		-	-	-	-	1,013
Pre-paid advance	700	-	-	-	-	-	-	700
Convertible note	377	-		-	-	-	-	377
Financial derivatives	1,143	-		-	-	-	-	1,143
	17,704	534		89	89	74	265	18,755

As of December 31, 2022

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	3,622	-	-	-	-	-	3,622
Bridge loans	-	1,031	-	-	-	-	1,031
Government grants	75	84	-	-	-	-	159
Lease liability	72	72	72	72	72	353	713
Borrowings from related parties	710	-	-	-	-	-	710
	4,479	1,187	72	72	72	353	6,235

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 23 - FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2023	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	1,707	1,707
Tradable warrants	2	-	-	2
Total	2	-	1,707	1,709

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	1,031	1,031
Total	-	-	1,031	1,031

NOTE 24 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1.	The financial statements were authorized for issuance on April 19, 2024.

2.	On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York. This project, spearheaded by the SMX team, will deploy SMX’s technology to enhance supply chain transparency with respect to a NATO government member state and with the expectation of expanding to further NATO government member states.

3.	In January 2024, pursuant to the inducement letter described in note 14(3), the holders of the new 909,090 warrants exercised 454,544 warrants for an aggregate of 454,544 Ordinary Shares.

4.	In February 2024, the Company entered into a Letter Agreement with Yorkville dated February 1, 2024 (the “Letter Agreement”), which amends the SEPA. Pursuant to the Letter Agreement, the Company agreed to make payments to Yorkville, which may include proceeds of Advances under the SEPA, to repay the amounts outstanding under the Pre-Paid Advance plus payment premium. The Company agreed to pay a fee to Yorkville equal to $200.

The Company further agreed to issue to Yorkville a 5-year warrant to purchase 250,000 ordinary shares of the Company at an exercise price of $0.0022 per share.

5.	On February 20, 2024, the Company closed an underwritten public offering of 12,124,666 Ordinary Shares at a subscription price per share of $0.24 and Pre-Funded Warrants convertible on a 1-for-1 basis into Ordinary Shares, at a price per Pre-Funded Warrant of $0.2378. The gross proceeds was approximately $2.9 million, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company. The net proceeds to the Company upon the closing of the offering, after deducting the underwriting commissions and estimated offering expenses payable by the Company, were approximately $2.66 million.

6.	On February 28, 2024, in connection with a private placement binding term sheet, the Company issued (i) a convertible security to an investor relating to a loan in the principal amount of $407 and (ii) 100,000 warrants to the investor. The warrants have an exercise price of $0.5 per share. The net proceeds to the Company upon the closing of the private placement was $350.

7.	On February 29, 2024, the Company’s Board of Directors approved a grant of 1,500,000 RSUs to an officer, directors and service providers under the 2022 Incentive Equity Plan. As of the date of these Financial Statements 166,667 of the RSUs are vested.

8.	On March 4, 2024, the Company’s Board of Directors approved the issuance of 100,000 ordinary shares to a service provider in connection with certain investor relations services.

9.	On April 11, 2024 the Company entered into a Securities Purchase Agreement and issued and sold to an institutional investor a promissory note and warrants, for gross proceeds of approximately US$2.0 million, before deducting fees and other offering expenses payable by the Company. The Note is in the principal amount of $2,250. The actual amount loaned by the Investor pursuant to the Note is approximately $2.0 million after a 10% original issue discount. The maturity date of the Note is the 12-month anniversary of the Effective Date, and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year. In addition, the Warrant, for 5 years period and for 11,825,508 Ordinary Shares, has an exercise price of $$0.157 per share, subject to customary adjustments and limitations as described in the agreement. Furthermore, as a further inducement of the Company for the Investor to enter into the transaction, the Company entered into a Warrant Amendment and Inducement Letter with the Investor, with respect to its outstanding “B” warrants of the Company (the “Existing Warrant”) to purchase 2,619,367 Ordinary Shares. The Existing Warrant was issued to the Investor as of September 6, 2023 and had a fixed exercise price of $1.6378 per share. Pursuant to the Inducement Letter, the Investor agreed to exercise for cash the Existing Warrant in full at a reduced exercise price of $0.0022 per share, or approximately $6, see also note 8(c).

10.

On April 19, 2024, the Company entered into a Stock Purchase Agreement (the “SPA”) with an institutional investor, pursuant to which the investor has committed to purchase from time to time from the Company, up to $30,000 of the Company’s ordinary shares, subject to the terms and conditions specified in the SPA. Subject to the terms and conditions of the SPA, the Company has the right from time to time at its discretion, any time after the three month anniversary of the shares underlying the SPA being registered for resale pursuant to the Registration Rights Agreement referred to below, to direct Alpha to purchase a specified amount of the Company’s ordinary shares (each such sale, a “Put”) by delivering written notice to Alpha (each, a “Put Notice”). There is a $20 mandatory minimum amount for any Put and it may not exceed $500 in any consecutive 30-day period, subject to a volume threshold equal to the quotient of (a) the number of ordinary shares requested by the Company in a Put Notice divided by (b) 0.30. The ordinary shares will be purchased at a price equal to: (a) 95% of the lowest daily traded price of the Company’s ordinary shares during the five trading day valuation period (provided that it shall not be less than a Company-specified minimum acceptable price) (“Market Price”), if the market price of the ordinary shares is over $1.00; (b) 90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00: (c) 85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80; (d) 80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60; (e) 75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and (f) 50% of the Market Price, if the market price of the ordinary shares is below $0.20. The SPA contains restrictions on the Company’s ability to enter into any Variable Rate Transaction (as defined in the SPA), as described in the SPA.

The obligations of the investor to accept any Put pursuant to a Put Notice is subject to customary conditions, including that it is not required to purchase any ordinary shares pursuant to a Put if it would result in it beneficially owning in excess of 4.99% of the Company’s ordinary shares, and that the ordinary shares subject to the Put be registered for resale. The Company agreed to pay a commitment fee to the investor equal to 1.5% of the commitment amount, payable in shares, or 2,725,621 ordinary shares (the “Commitment Shares”) and which are subject to a three month lock-up.

The SPA will automatically terminate on the earliest to occur of (a) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which the investor shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30,000. The Company has the right to terminate the SPA at no cost or penalty upon five (5) trading days’ prior written notice to the investor, provided that there are no outstanding Put Notices for which ordinary shares need to be issued and the Company has paid all amounts owed to the investor pursuant to the SPA and any indebtedness the Company otherwise owes to the investor or its affiliates. The Company and the investor may also agree to terminate the SPA by mutual written consent.

11.	As of the date of publication of these financial statements, the Company’s institutional investor has converted all of the principal of the convertible promissory note into an aggregate of 2,619,377 Ordinary Shares and exercised the Warrant A and Warrant B for 3,789,264 and 2,619,367 Ordinary Shares, respectively, see also note 8(c).

