Form 20-F/A
period 2023-12-31
SMX (Security Matters) Public Ltd Co
filed 2024-05-03
CIK 1940674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Audit Firm ID	Auditor Name:	Auditor Location:
1185	/s/ Ziv Haft	Tel-Aviv, Israe

EXPLANATORY NOTE

We are filing this Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F (the “Original Filing”) for the sole purpose of amending Item 7.A of the Original Filing to include information inadvertently omitted in the beneficial ownership table therein. The corrected information does not affect the Company’s audited financial statements filed with the Original Filing.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

1

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 38,334,442 Ordinary Shares outstanding on April 29, 2024.

Name and Address of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Voting Power
Haggai Alon(1)	159,375	*
Ophir Sternberg(2)	223,009	*
Amir Bader(3)	25,554	*
Zeren Browne(4)	24,520	*
Pauline Khoo(5)	25,886	*
Thomas Hawkins(6)	26,973	*
Roger Meltzer(7)	27,164	*
Ofira Bar	-	-
All executive officers and directors as a group (9 persons)	512,481	1.33%
Greater than 5% Holders
Doron Afik(8)	2,651,641	6.92%
Generating Alpha Ltd.	5,344,988	13.94%

*	Less than 1%

(1)	Represents shares held by Benguy Escrow Company Ltd., a testamentary trust of which Mr. Alon is the beneficiary. Doron Afik is the trustee of Benguy Escrow Company Ltd. The amount of beneficial ownership includes 2,193 (adjusted pursuant to the Reverse Stock Split) Ordinary Shares issuable as a result of Security Matters PTY options held, that are currently exercisable or exercisable within 60 days. Also includes 55,802 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares granted to Mr. Alon, and an additional 53,850 (adjusted pursuant to the Reverse Stock Split) restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024. Does not include an additional 417,353 (adjusted pursuant to the Reverse Stock Split) restricted stock units that do not vest within 60 days of April 29, 2024.

2

(2)	Ophir Sternberg, Lionheart’s Chairman, President and Chief Executive Officer, is the member of the Sponsor. Mr. Sternberg disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest. Also includes 36,562 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares granted to Mr. Sternberg, and an additional 30,000 (adjusted pursuant to the Reverse Stock Split) restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024. Does not include an additional 249,642 (adjusted pursuant to the Reverse Stock Split) restricted stock units that do not vest within 60 days of April 29, 2024.
(3)	Includes 7,466 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares and includes 11,111 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(4)	Represents shares held by Sooperduper Pty Ltd., which is owned by Ms. Browne and Simon Browne. Ms. Browne is the control person of Sooperduper Pty Ltd. Includes 6,692 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares. Also includes 11,395 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(5)	Represents shares held by in nominee by HSBC Bank Australia Limited. Includes 7,657 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares. Also includes 11,111 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(6)	Includes 7,466 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares and includes 11,111 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(7)	Includes 7,657 (adjusted pursuant to the Reverse Stock Split) vested restricted stock units that settle into Ordinary Shares. Also includes 11,111 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.
(8)	Includes 1,974 (adjusted pursuant to the Reverse Stock Split) vested options and 5,556 vested restricted stock units that settle into Ordinary Shares. Also includes 5,556 restricted stock units that settle into Ordinary Shares that vest within 60 days from April 29, 2024.

3

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.2	Form of Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Annex C to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.3	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

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

2.1**	Description of Securities

2.2	Promissory Note between the Company and EF Hutton, dated March 7, 2023 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

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

4

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

5

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

6

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

7

4.51	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.52	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.53	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.54	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.55	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.56	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.57	Amended and Restated Promissory Note dated as of March 7, 2023, in favor of Lionheart Management, LLC and Lionheart Equities, LLC (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.58	Amendment dated April 27, 2023 to Amended and Restated Promissory Note dated as of March 7, 2023 (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2023),

4.59	Convertible Promissory Note with YA II PN, LTD., dated May 22, 2023 (incorporated by reference to Exhibit 10.59 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023).

4.60	Letter Agreement by and between the Company and YA II PN, Ltd., dated July 27, 2023 (incorporated by reference to Exhibit 10.60 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-274378), as amended, initially filed with the SEC on September 6, 2023).

4.61	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 6, 2023).

4.62	Form of Promissory Note (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on September 6, 2023).

4.63	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K filed with the SEC on September 6, 2023).

4.64	Employment Agreement by and between Security Matters Pty and Zeren Browne, dated July 21, 2022 (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Reg No. 333-276258), as amended, initially filed with the SEC on December 22, 2023).

4.65	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

8

4.66	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

4.67	Letter Agreement with YAII PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 2, 2024).

4.68	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

4.69	Investment Agreement dated as of October 3, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on October 10, 2023).

4.70	Employment Agreement by and between Security Matters Ltd. and Ofira Bar dated December 23, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on March 1, 2024).

4.71	Private Placement Binding Term Sheet by and between the Company and Steve Wallitt, dated February 25, 2024 (incorporated by reference to Exhibit 10.71 the Company’s Registration Statement on Form F-1 (Reg. No. 333-277482), as amended, filed with the SEC on March 7, 2024).

4.72	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

4.73	Form of Promissory Note (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

4.74	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

4.75	Form of Warrant Amendment and Inducement Letter (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 6-K filed with the SEC on April 12, 2024).

4.76	Stock Purchase Agreement, by and between Generating Alpha Ltd. and the Company, dated April 19, 2024 (incorporated by reference to Exhibit 10.76 to the Company’s Registration Statement on Form F-1 (File No. 333-376257), as amended, initially filed with the SEC on December 22, 2023).

4.77**	Form of Conversion and Exchange Rights Agreement

8.1

List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023).

11.1	Company’s Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

11.2	Company’s Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

12.1*	Certification by Principal Executive Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Relevant Territories for withholding Tax on Dividends (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	Indicates a management contract or any compensatory plan, contract or arrangement
*	Filed herewith
**	Previously filed.

9

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

May 3, 2024	By:	/s/ Haggai Alon
	Name:	Haggai Alon
	Title:	CEO

10