Form 20-F
period 2024-12-31
SMX (Security Matters) Public Ltd Co
filed 2025-05-14
CIK 1940674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Haggai Alon

haggai@securitymattersltd.com

Mespil Business Centre

Mespil House, Sussex Road

Dublin 4, Ireland, D04 T4A6

Tel: +353-1-920-1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, with a nominal value of $0.00000000000001 per share	SMX	Nasdaq Stock Market LLC
Warrants, each exercisable for one Ordinary Share at an exercise price of $540,787.50 per share	SMXWW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2024, the issuer had 1,163,365 Ordinary Shares, with a par value of $4.70250015 per share and 132 public warrants each exercisable for one Ordinary Share at an exercise price of $540,787.50 per share outstanding (“Public Warrants”).

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect the Company’s current views with respect to, among other things, its capital resources, performance and results of operations. Likewise, all of the Company’s statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. Words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or variations of such words and similar expressions are intended to identify the forward-looking statements. Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, for example, statements about:

●	the Company’s financial performance;

●	the ability to maintain the listing of the Ordinary Shares on Nasdaq;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the Company’s ability to develop and launch products and services;

●	the Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the Company’s ability to grow its business in a cost-effective manner;

●	the Company’s product development timeline and estimated research and development costs;

●	the implementation, market acceptance and success of the Company’s business model;

●	developments and projections relating to the Company’s competitors and industry;

●	the Company’s approach and goals with respect to technology;

●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of war, terror threats, or adverse public health developments on the Company’s business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

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

As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to maintain the listing of the Ordinary Shares on Nasdaq;

●	changes in applicable laws or regulations;

●	the effects of future pandemics, or other future health crises on the Company’s business;

●	the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates;

●	the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so;

●	the risk that the Company may never achieve or sustain profitability;

●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the Company experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

●	the risk that the Company is unable to secure or protect its intellectual property;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties described in this Annual Report, including those under “Item 3.D Risk Factors.”

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

Risks Related to Our Financial Statements

Our financial statements for the year ended December 31, 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our financial statements for the year ended December 31, 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

We are subject to significant accounts payable and other current liabilities.

We have accounts payable and accrued liabilities of approximately $13,692 thousand as of December 31, 2024. We also incur indebtedness from time to time to fund operations, which have historically been converted into equity but in the future may be required to be repaid at maturity. Our operations are not currently able to generate sufficient cash flows to meet our payable and other liabilities, which could reduce our financial flexibility, increase interest expenses, and adversely impact our operations. We have not historically generated sufficient cash flow from operations to enable us to repay indebtedness and to fund other liquidity needs, including capital expenditure requirements. Such indebtedness could affect our operations in several ways, including the following:

●	a significant portion of our cash flows could be required to be used to service such indebtedness.

●	a high level of indebtedness could increase our vulnerability to general adverse economic and industry conditions.

●	any covenants contained in the agreements governing such outstanding indebtedness could limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments.

●	a high level of indebtedness may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, our competitors may be able to take advantage of opportunities that our indebtedness may prevent us from pursuing.

●	debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry, if any; and

●	any ability to convert or exchange such indebtedness for equity in the Company can cause substantial dilution to existing stockholders of the Company.

Risks Related to Ownership of the Ordinary Shares

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities. Additionally, the trading price of our securities could be volatile and subject to wide fluctuations.

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

The price of our securities may fluctuate significantly due to general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, general volatility in the markets, our general business condition and the release of our financial reports.

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

Risks related to the business and operations of the Company

We are a company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and it may be difficult to evaluate our future prospects.

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

We may not have sufficient manufacturing capabilities for our markers and readers to satisfy demand for our products, including due to the Eastern-European issues, world politics, tariff issues, post-COVID-19 related issues, international freight issues, costs of goods and other external financial or political issues. We may be unable to control the availability or cost of producing such products.

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

While we were able to date to find new employees, when required, Israeli (and other) high-tech employment atmosphere (including lack of available professionals due to, inter alia, Israel’s state of war) is making it harder and harder to find and retain new employees. Thus, risk exists that we will not be able to hire all the employees we seek to hire, in the timeframe required and anticipated, which may slow down our growth, cause increased costs and reduced profits or hinder our ability to duly and timely fulfill all tasks and growth plans.

We note that due to such employment atmosphere we may need to extend additional resources, including issuance of shares and options, and financial measures in order to create retention plans for key personnel.

Part of our products are in the field of sustainability and circular economy and part of our growth engine depends on policies regarding recycling of packaging, electronics, and metals and regulations demanding sustainability, promoting a circular economy and carbon-free environment. While we are not relying on such upcoming legislation or regulations, slow legislation or promulgation process and changes in priorities (including due to public health crises or on-going armed conflicts) may slow our growth. While sustainability source tracing is important for tracking and verifying environmentally-friendly products from their origin, another identified growth engine for the Company has been the demand for supply-chain security to trace products from origin and facilitate sanctions compliance.

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

In January 2015, SMX Security Matters Ltd. (Israel Corporate Number 515125771) (“SMX Israel”) entered a license agreement with Isorad Ltd (“Isorad”), a company wholly owned by the State of Israel with rights to exclusively commercialize certain technology for civilian uses owned by the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (“Soreq”), to license the initial technology of tracking and tracing materials by observing and identifying markers (“Source IP”) and commercialize and develop the technology further (“Isorad License Agreement”). Under the Isorad License Agreement, the Source IP can be utilized in almost any industry and with any product. The Source IP has been the cornerstone for our technological developments. Since entering into the Isorad License Agreement, we have over a hundred patent applications worldwide in various stages of approval (most of which are unrelated and novel to the Source IP).

Specifically as to Yahaloma Technologies Inc. (Canada) (“Yahaloma”), the royalty rate on gross sales of Yahaloma, to be paid by Yahaloma, are 4.2% (and not 2.2% that applies solely to Security Matters PTY Limited, an Australian company (“Security Matters PTY”), its other affiliates and to other sublicensees). Upon the occurrence of an M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of Yahaloma and similar event), Isorad is entitled to a fee equal to 1% of the total consideration paid to, received by, or distributed to, Yahaloma and/or its shareholders and/or its affiliates in connection with the event, including, without limitation, all cash, securities or other property which is received by Yahaloma and/or its shareholders in connection with such event of two such events (i.e. twice) at its choice.

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

Pandemics, public health crises, and/or lingering effects from the COVID-19 pandemic could adversely affect our business, financial condition, liquidity and results of operations.

Pandemics, public health crises, and/or lingering effects from the COVID-19 pandemic could result in a widespread health crises that adversely affect businesses, economies and financial markets worldwide, placing constraints on the operations of businesses, decreasing consumer mobility and activity, and causing significant economic volatility in the United States, Ireland, Israel, Australia, Singapore, and international capital markets. We have followed and will continue to follow guidance issued from time to time by the Irish, Australian and Israeli governments and the other local governments in territories in which we operate to protect our employees from such health crises, as we did during the height of the COVID-19 pandemic. When appropriate, we may implement work from home where possible, minimize face-to-face meetings and utilize video conference as much as possible and adhere to social distancing rules at our facilities while eliminating international travel, and other such measures as authorities may require. As a result, we may experience some difficulties in employee ability to efficiently collaborate to meet our customer needs, a difficulty in our efforts to recruit and hire qualified personnel during this time. For example, as a result of the COVID-19 pandemic, we recorded a minor decrease in expected growth in 2020 and 2021, both due to the lockdown and restrictions, and our customers postponing or being hesitant of making future financial, or other, commitments due to the need to put response to COVID-19 at the forefront. Similarly, customers may postpone or be hesitant in making future financial, or other commitments, due to a future pandemic or public health crisis. Although many of these limitations have been lifted as the COVID-19 pandemic has receded, some of the resulting difficulties have remained in varying degrees and we cannot predict future limitations by other pandemics or public health crises.

We cannot predict the other future potential, direct or indirect, lingering impacts of the COVID-19 pandemic, future pandemics, and/or future public health crises on our business or operations. Future pandemics, future public health crises, or additional waves of infections, or any further lingering adverse impacts caused by the COVID-19 pandemic could further impact employment rates, supply chains, priorities and the economy, affecting our customer base and divert customers’ discretionary spend to other uses, including for essential items. These events could impact our cash flows, results of operations and financial conditions and heighten many of the other risks described in this Annual Report on Form 20-F.

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

Prior to the Russian-Ukrainian dispute, Security Matters PTY was cooperating with a Ukrainian entity in cooperation with its activities in Israel and European entities for research and development for its readers. Security Matters PTY was also reviewing potential relationships with entities in Russia, Belarus and Ukraine. As a result of the dispute, Security Matters PTY put on hold its research and development in Ukraine while continuing its research and development activity in Israel and with European entities and undertook no business relationships with parties in those regions. Since the on-going armed conflict, Security Matters PTY has shifted its Eastern European operations to Prague, Czechia (Czech Republic). It is yet unknown what other effects such dispute may have on other jurisdictions, mainly in Europe, and any such effect might affect our business and growth. We cannot predict the other future potential impacts of the dispute on our business or operations, especially if such dispute becomes more than a regional event. These events could impact our cash flows, business, results of operations and financial condition and heighten many of the other risks described in this Annual Report on Form 20-F.

Moreover, events may occur within or outside the jurisdictions in which we operate that could impact those economies, our operations and the price of the Ordinary Shares. These events include but are not limited to acts of terrorism, an outbreak of international hostilities, cyberattacks, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or manmade events or occurrences that can have an adverse effect on the demand for our products and our ability to conduct business. While we seek to maintain insurance in accordance with industry practice to insure against the risks we consider appropriate after consideration of our needs and circumstances, no assurance can be given as to our ability to obtain such insurance coverage in the future at reasonable rates or that any coverage arranged will be adequate and available to cover any and all potential claims. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends to a large extent upon the skills and experience of our executive officers, including our Chief Executive Officer, Haggai Alon, management and sales, marketing, operations and scientific staff. We may not be able to attract or retain qualified employees due to the intense competition for qualified personnel in the technology industry, as well as to geographic considerations, our ability to offer competitive compensation and benefits, and other reasons.

If we are not able to attract and retain the necessary qualified personnel to manage our operations and accomplish our business objectives, we may experience constraints that will adversely affect our ability to manufacture, sell and market our products or to support research and development programs effectively.

SMX Israel has entered into an employment contract with Haggai Alon, its founder and Chief Executive Officer, and Zeren Browne. Due to the specific knowledge and experience of Mr. Alon regarding the industry, technology and market generally and to our company specifically, the loss of the services of Mr. Alon could have a material adverse effect on us. We have not obtained a key person insurance policy on any officer.

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

We will need in the future to raise additional funds, inter alia, by equity, debt, or convertible debt financings, to fund our day to day operations and to support our growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital needs, which may limit our ability to grow and jeopardize our ability to continue our business, and there is substantial doubt regarding our ability to continue as a going concern.

We plan to continue to make investments to support our growth and will require additional funds to respond to business challenges that may arise, including the need to develop new products and services, enhance our technology, scale and improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we will need to engage in equity, debt or convertible debt financings to secure additional funds. We have also used our Ordinary Shares as currency to satisfy existing indebtedness. In raising additional funds by the issuance of equity securities or securities convertible into equity securities, or the issuance of our securities to satisfy indebtedness, our shareholders have been and may in the future experience substantial dilution. Additionally, as the Company has elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d), the Company does not seek shareholder approval in connection with certain sales, issuances and potential issuances of its securities, even if such issuances would equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance. This has resulted in substantial dilution to the Company’s shareholders from time to time in the past, and may continue to do so in the future. Debt financing, such as credit facilities or corporate bonds, may involve covenants restricting our operations or our ability to incur additional debt. Debt financing may also require security arrangements including cash collateral agreements that restrict the availability of cash held as collateral which is the case for amounts we may borrow in the future. In addition, future equity financing or replacement or refinancing of any debt financings may not be available on terms favorable to us, or at all, and the fact that debt holders are repaid first may reduce our ability to raise a later equity financing and may limit the ability to distribute dividends.

We are generating negative cash flow and requiring constant and immediate cash injections to continue to operate. We face significant uncertainty regarding the adequacy of our liquidity and capital resources and our ability to repay our obligations as they become due in cash. We are currently negotiating with certain of our debt holders and others we owe money to, to extend the term of their notes or other payment obligations and/or to convert some or all of such liabilities into our ordinary shares. However, there can be no assurance that our discussions will be successful. We expect to be able to obtain additional sources of debt and equity financing. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

If we are unable to obtain adequate financing or financing at terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities, supply proper service to our customers, and our ability to continue to support our business growth and the then current business and to respond to business challenges may be impaired and our business may be harmed. As a result of the foregoing and our current cash position, these conditions raise substantial doubt about our ability to continue as a going concern. Our financial statements for the year ended December 31, 2024 contain an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

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

On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The intention of the agreement with R&I Trading was to provide a service on supply chain management to a NATO member state. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further intends to defend any action, if and when commenced, vigorously.

The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading’s statement of claim demands full restitution of the amounts paid by it under the agreement. The Company’s statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company.

Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. The Company had until January 23, 2025 to submit reply papers in connection with this motion practice.

On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025.

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings

The Company is not otherwise aware of any additional risks of litigation against us, but we may be involved in further or additional litigation disputes with third parties including suppliers, customers, employees, former employees and government bodies in the ordinary course of business. In the ordinary course of business, we may be named as a defendant in various legal actions, including litigation or regulatory enforcement actions. All such legal actions are inherently unpredictable and, regardless of the merits of the claims, are often expensive, time-consuming, disruptive to our operations and resources, and distracting to management. The occurrence of a litigation dispute may impact our reputation which may have a material adverse effect on our business, cash flows, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available at terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, cash flows, financial position and results of operations.

Although not a director of that entity, Mr. Alon previously worked as the deputy general manager for business development of an Israeli public company, Plat Technologies International Ltd (“Plat”) which entered insolvency. In early 2017, an ILS 35.9 million shareholders claim was filed by the appointed court officers at the end of the seven year statute of limitation period against 18 defendants, including Mr. Alon, regarding the collapse of Plat (the “Plat Claim”). The insurance policy covering directors and officers responded and are now handling the Plat Claim. Mr. Alon denies any wrongdoing and does not consider that he will be required to commit any significant time to the conduct of the Plat Claim and therefore will not constrain his ability to perform his duties and obligations to the Company. The parties agreed to try and amicably resolve the dispute in mediation under which the insurance company agreed to consider taking upon itself any compensation as to the liability of Mr. Alon, if any, in such mediation proceedings. We are not a party to the Plat Claim and the Plat Claim does not relate to the business or the affairs of the Company.

Our markers may contaminate or spoil the raw material into which our marker is inserted, which could damage our reputation, subject us to product liability claims and result in a loss of revenue.

While we follow production protocols and conduct quality assurance tests, our markers may contaminate the raw material or certain raw material ingredients may be spoiled, contaminated by chemicals, microorganisms or toxins, or include foreign materials or substances prior to or during the use of our markers. The risk of contamination may lead to product recalls or other interventions, which may cause serious damage to our reputation as a marking solution which does not affect the characteristics of the materials or products, or result in product liability claims and loss of revenue.

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

We have over a hundred patents at various stages of the application process. While we are not aware of any such patent applications or the technology infringing any third party’s patents, we have not undertaken an exhaustive assessment of existing patents to determine any overlapping technology or potential infringement, and we do not conduct a freedom to operate search or any other exhaustive search of patents that may limit our ability to supply solutions to specific customers or fields, as the costs of such would be prohibitive. Accordingly, there is a risk that a third party may claim that any patent application infringes that third party’s patent. Any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have an adverse effect on our ability to market or exploit our technology.

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

Any changes to the existing regulatory framework or the imposition of new legislation or regulations applicable to any of the industries in which the Company operates may adversely affect the financial and operating performance of the Company. This risk factor applies to government policy and legislative changes in the United States, Canada, Australia, Israel, Ireland, Singapore, as well as the other jurisdictions in which we currently operate, or will operate in the future, or jurisdictions in which our current or future customers may operate.

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

In recent years, and most recently restarting in October 2023 Israel has been engaged in sporadic armed conflicts with terrorist groups, including those that control the Gaza Strip and other regions close to Israel. In addition, Iran and Yemen have threatened to attack, and have attacked, Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon, Syria, Yemen and Iran against civilian targets in various parts of Israel, including areas in which our employees and independent contractors are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

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

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, including since October 7, 2023. It is possible that there will be additional and continued military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include the call-up of members of our management, including Mr. Alon, our Chief Executive Officer, and given the current shortage of talent in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.

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

The Company is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, the application of Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury Regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of the Company as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

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

Provisions in the Company’s Amended and Restated Memorandum and Articles of Association and under Irish law could make an acquisition of the Company more difficult, may limit attempts by the Company’s shareholders to replace or remove the Company’s management, may limit shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or employees, and may limit the market price of the Ordinary Shares, the Public Warrants and/or other securities issued by the Company.

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

As a company subject to reporting requirements in the United States, the Company incurs significant legal, accounting and other expenses that the Company would not have incurred as a private company. For example, the Company is subject to the reporting requirements of the Exchange Act and is required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increase the Company’s legal and financial compliance costs and make some activities more time consuming and costly, while also diverting management attention. In particular, the Company expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when it is no longer an emerging growth company as defined by the Jumpstart Its Business Startups Act of 2012, which is referred to as the “JOBS Act.”

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

The market price of the Ordinary Shares may be volatile. In addition to factors discussed elsewhere in this “Risk Factors” section, the market price of the Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond the Company’s control, including:

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

The Company has warrants and options outstanding that are exercisable into approximately 517,445 Ordinary Shares, as well as other securities convertible into Ordinary Shares, compared to 4,266,996 Ordinary Shares issued and outstanding, as of May 14, 2025. Further, the Company may choose to seek third party or other financing to provide additional working capital, and/or compensate its directors, officers, employees and consultants with restricted stock units, restricted stock and options to purchase Ordinary Shares, in which events the Company may issue additional equity securities. The Company may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, repayment of outstanding indebtedness or for compensatory purposes, without shareholder approval, in a number of circumstances. The Company has elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) and 5635(d). As a result, the Company does not seek shareholder approval in connection with certain sales, issuances and potential issuances of its securities, even if such issuances would equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance. The Company also does not always seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan pursuant to which stock may be acquired by officers, directors, employees or consultants. This has resulted in substantial dilution to the Company’s shareholders from time to time in the past, and may continue to do so in the future.

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

The Company will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which the Company has total annual gross revenue of $1.07 billion; (ii) the last day of the Company’s fiscal year following the fifth anniversary of the date on which Lionheart III Corp., a Delaware corporation (“Lionheart”) consummated its initial public offering; (iii) the date on which the Company issues more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of the Ordinary Shares held by non- affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

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

In addition, we have received to-date three deficiency letters from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market, LLC, notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market, as the bid price of the Company’s ordinary shares on the Nasdaq Capital Market on three occasions was below $1.00 for 30 consecutive business days. We have also received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC due to the Company’s non-compliance with Nasdaq Listing Rules 5620(a), as the Company did not hold an annual general meeting of shareholders within twelve months of the end of the Company’s fiscal year ended December 31, 2023.

In each case, the Company was subsequently notified that it had regained compliance with the respective Nasdaq Listing Rules.

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

Upon delisting from Nasdaq, our Ordinary Shares may be traded, if at all in the over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on securities exchanges such as Nasdaq. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than exchange-listed stocks. Additionally, institutional investors are often prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed. Any delisting from Nasdaq may also trigger an event of default under certain of the Company’s loan documents, which could result in acceleration of such loan(s), penalties and/or default interest, which would have a material adverse affect on our financial condition and company as a whole.

In addition, if our Ordinary Shares are delisted, your ability to transfer or sell your Ordinary Shares may be limited and the value of those securities will be materially adversely affected.

If our Ordinary Shares becomes subject to the penny stock rules, it may be more difficult to sell our Ordinary Shares.

The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC marketplace does not meet such requirements and if the price of our Ordinary Shares is less than $5.00 and our Ordinary Shares are no longer listed on a national securities exchange such as Nasdaq, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and dated acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Ordinary Shares, and therefore shareholders may have difficulty selling their shares.

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

The Company currently qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, the Company takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, Company shareholders may not have access to certain information they deem important.

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

The Company is considered a “foreign private issuer” under the Exchange Act. A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. The Company is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The Company currently prepares its financial statements in accordance with IFRS. The Company will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. The members of the Company’s board of directors, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act with respect to their purchases and sales of Company securities. Accordingly, there will likely be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by the Company in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules the Company is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. The Company intends from time to time to follow Irish corporate governance practices in lieu of Nasdaq corporate governance rules and followed Irish practices to (a) amend its 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, (c) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants, and (d) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(c)(2)(A) that require the Company to have an audit committee of at least three members. We cannot assure you that we will not avail ourselves of other such exceptions in the future. If the Company determines to follow Irish corporate governance practices in lieu of Nasdaq corporate governance standards, the Company will disclose each Nasdaq rule that it does not intend to follow and describe the Irish practice that the Company will follow in lieu thereof.

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

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed elsewhere in this Report before investing in our securities.

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

General

The legal name of the Company is SMX (Security Matters) Public Limited Company. The Company was formed on July 1, 2022 as a public limited company under the name Empatan Public Limited Company, incorporated in Ireland. The Company changed its name to SMX (Security Matters) Public Limited Company on February 15, 2023. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Irish Companies Act of 2014 (the “ICA”), and the laws of Ireland. The Company’s principal executive office is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company’s telephone number is +353 1 920 1000.

The Company has seven wholly owned subsidiaries: Lionheart, Security Matters PTY, trueSilver SMX Platform Ltd. (Canada) (“trueSilver”), SMX Fashion and Luxury (France), Security Matters Canada Ltd. (Canada), SMX (Security Matters) Ireland Limited (Ireland) and SMX Circular Economy FZCO (UAE), which was formed on April 18, 2025. Additionally, the Company owns 70% of SMX Circular Economy Platform PTE, Ltd. (Singapore) (“SMX Singapore”). The Company’s ownership in SMX Singapore was reduced to 70% on November 11, 2024.

Security Matters PTY has two wholly-owned subsidiaries: SMX Israel, and SMX Beverages Pty Ltd. (Australia). Security Matters PTY is also the record holder of 50% of Yahaloma, through SMX Israel, and is also the record holder of 52.9% of trueGold Consortium Pty Ltd. (Australia) (“trueGold”).

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Parent Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://smx.tech. The information contained on the website does not form a part of, and is not incorporated by reference into this Report.

SMX Israel and Security Matters PTY

SMX Israel was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. SMX Israel provides these solutions through the Source IP. SMX Israel’s Source IP was initiated from Soreq. In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology. Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

In 2018, SMX Israel merged into Security Matters PTY, to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” Security Matters PTY was incorporated in May 2018 under Australian law. On March 7, 2023, Security Matters PTY became a private, wholly-owned subsidiary of the Company, and changed its name to Security Matters PTY Ltd. in June 2023.

Business Combination

On March 7, 2023 (the “Closing Date”), the Company consummated a business combination pursuant to the Business Combination Agreement, dated as of July 26, 2022 (the “BCA”), by and among the Company, Security Matters PTY, Lionheart and Aryeh Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and the scheme implementation deed, dated as of July 26, 2022 (“SID”), by and among the Company, Security Matters PTY, Lionheart and Merger Sub (collectively, the “Business Combination”), as follows:

●	Under the SID, Security Matters PTY proposed a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (“Corporations Act”) (“Scheme”) and the equal reduction of capital under section 256B of the Corporations Act pursuant to which all ordinary shares of Security Matters PTY were cancelled in accordance with the terms of the resolution of the shareholders of Security Matters PTY whereby the shareholders approved the capital reduction (“Capital Reduction”) which resulted in all shares in Security Matters PTY being cancelled in return for the issuance of ordinary shares of the Company, with the Company being issued one share in Security Matters PTY (“Security Matters Shares”) (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

●	Under the SID, Security Matters PTY proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

●	Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company; and

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares.

Other than as set forth below, since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of the Company or any of our significant subsidiaries, no acquisitions or dispositions of material assets other than in the ordinary course of business, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes.

The following has occurred since our incorporation:

●	The Business Combination and the transactions contemplated therewith;

●	A 1:22 reverse stock split effected on August 21, 2023;

●	The trueGold Investment Agreement described below;

●	A 1:75 reverse stock split effected on July 15, 2024;

●	On November 11, 2024, the Company’s holding in SMX Circular Economy Platform PTE, Ltd. was reduced from 100% to 70%;

●	The increase in the Company’s holdings in trueGold to 52.9% in connection with the PMB Partners, LP Letter of Intent as described below; and

●	The 1:28.5 Reverse Stock Split, effected on January 15, 2025; and

●	On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates with the name and style of “SMX Circular Economy FZCO”.

There have been no bankruptcy, receivership or similar proceedings with respect to the Company or its significant subsidiaries. There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

true-Gold Investment Agreement

On October 3, 2023, Security Matters PTY entered into an Investment Agreement (the “trueGold Investment Agreement”) with trueGold. Pursuant to the trueGold Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 trueGold owed to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of additional shares of trueGold such that Security Matters PTY’s holdings in trueGold shall be increased to 51.9% of the total issued and outstanding shares of trueGold, making Security Matters PTY the majority owner of trueGold. Additionally, the existing license agreement as between Security Matters PTY and trueGold, which, subject to the terms of the license agreement, grants to trueGold an exclusive, worldwide, perpetual license to use Security Matters PTY’s technology for the purpose of commercializing it within the industry comprising gold as a precious metal (as elaborated below) (the “trueGold License Agreement”), was amended to include additional intellectual property of Security Matters PTY to be licensed to trueGold thereunder. Security Matters PTY shall further supply to trueGold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

PMB Partners, LP Letter of Intent

On July 10, 2024, the Company entered into a Letter of Intent (the “PMB LOI”) with PMB Partners, LP (“PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Pursuant to the PMB LOI, among other things, PMB exchanged the 11,833 shares it owned in trueGold for 1,021 Ordinary Shares of the Company.

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

The Company may work directly with the manufacturer of the products or through the manufacturer’s raw material supplier so that the manufacturer is not required to change (or is required to make no more than minimal changes to) its manufacturing process in order to implement the Company’s technology in the production process. Gaining the trust of raw material producers is the first stage, which in turn allows for credibility and trust when supplying solutions to brand owners, manufacturers and suppliers, which is a key step for its success.

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

The ability to more accurately identify the concentration level of a marker allows the Company to use numerous markings from a variety of different molecules. This enables it to not only identify the marker, but also identify the concentration within a product within a pre-defined range and “read” whether the marked material was diluted (authenticating not only the marked goods but also identifying the quantity).

Based on the specifications of the marked product, the Company can mark materials based on several techniques, allowing its solution to be implemented across materials and processes. Markers can carry information denoting each origins of manufacture, product provenance, date of production and many other types of data, depending on customer needs.

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

The marker supports invisible, indelible, and non-damaging tracking of distinctive molecules designed to ensure uniqueness and prevent duplication or counterfeiting. The marker is designed to not in any way affect the properties of the material it is applied to-it simply becomes a part of that material. The molecules are designed to be inert, inactive, and invisible to the human eye.

Readers

Markers are embedded in the material and can only be read by designated readers. A reader scans for the existence of markers. If the reading satisfies a pre-determined condition set by the Company (which can be programmed), than the reader can identify the marked product and convey information about such product to the customer.

The Company currently utilizes an x-ray wave reader that is modified according to its specifications to allow it to scan its proprietary markers. The reader and the Company’s algorithm are designed to make its detection method unique and prevent duplication or interference with its markers. The reader is available as hand-held device or industrial apparatus for large-scale applications, with the ability to read the embedded material data from a physical or chemical marker without requiring lengthy and expensive laboratory testing for confirmation.

Platform

Blockchain technology is a ledger of records, which are linked and designed to be secured using cryptography from third party infrastructure and the Company’s architecture. The Company can record a marker manifestation on the blockchain and store this information in cloud computing data storage. It has developed an algorithm designed to securely connect its reader to an existing platform (licensed from a SaaS provider) and record changing ownership and other information to the blockchain. Once the Company’s blockchain solution is implemented, a marked good or material is scanned in order to identify the marker, the results can be verified on the blockchain in order to confirm the data embedded in it, such as the identity of the producer, date of production, supplier and past owners. During the same scan, the reader can record to the blockchain a change of location or ownership of the marked product or material.

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

Applications

The Company’s solution offers the following applications across industries:

Process Tracing

Process tracing involves the upstream marking of raw material and blockchain-backed scanning throughout processing stages to allow for full traceability of raw material across its life cycle. Manufacturers are under increasing consumer and regulatory pressure to prove material provenance in order to be able to certify compliance with environmental, social and governance (“ESG”), sourcing practices and carbon content of finished goods. Through upstream marking of raw material and blockchain-backed scanning throughout the processing stages, the Company’s technology enables real tracking and tracing of materials, including the source of those materials. Additionally, the Company’s technology enables manufacturers to know whether any used items are theirs and enables them to pay third parties to collect their used products, creating a market for collecting used products and selling them to other manufacturers.

Authentication

Growing concerns about component tampering along high security or critical infrastructure product supply chains and increasing counterfeit issues for high value density products are also issues that the Company’s marking and authenticating process is designed to address. Manufacturers can validate product authenticity to their customers by marking final products or prime components and scanning the marker at a retail location or as part of the process of recycling their products.

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

Key Strengths

Innovative Technology

The Company’s technology can serve various manufacturers’ needs such as brand protection, authentication, track and trace for supply chain integrity and quality assurance. This technology has the potential to disrupt several industries and enable manufacturers and brand owners to be better able to protect their products.

Growing Addressable Market

The circular economy represents a potential opportunity for global economic growth as society moves towards a more sustainable future and as manufacturers and other entities come under increasing consumer and regulatory pressure to comply with ESG sourcing practices.

Experienced Development Technology Team

The Company’s technology team is an experienced team of professionals, with a track record in the industrial sector and governmental agencies.

Cross Segment Activity and Collaborative Relationships

The Company’s technology is applicable for multiple industries. The growth potential of the Company is derived from its ability to provide an adaptive solution for multiple market segments, based on a unified technology solution. The Company also has collaborative relationships with leading companies which can provide it with access to various entities to which to sell its technology. This is part of the Company’s strategy to create strategic partnerships with market leaders across its main segments of activity.

Sustainability

The Company believes regulatory and consumer pressure to increase recycling rates of high-pollution materials, such as plastics and rubber as well as growing sustainability concerns and requirements to preserve resources and minimize pollution are important drivers for our growth. Thus, any such sustainability regulations and consumer pressure promoting solutions that enable the circular economy, including the solutions that the Company offers, can help to drive our growth.

Business Strategy

The Company’s roadmap for entry into markets it identifies is as follows:

●	Market Leader Adoption. Adoption of the solution by a market leader that provides a “seal of approval” that the technology is valid for the industry and generates added value.

●	Becoming an Industry Standard. Leverage the market leader’s position in the market to increase adoption by other companies along the value chain.

●	Regulator Adoption. In the future, the Company aims to become the preferred solution by regulators and professional associations in each industry.

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

In March 2023, the Company announced that it succeeded for the first time in verifying a marker substance for natural rubber in a tire and so throughout the entire production process. The dedicated marker technology is designed to create greater transparency along the entire value chain of tires and technical rubber products. Provided with special security features, the use of the marker substances enables the invisible marking of natural rubber with information on its geographical origin. This means, for example, that responsibly sourced natural rubber and its origin can be verified at every stage of the supply chain all the way through to the customer. Since March 2023, additional source testing with markers in rubber has been conducted with encouraging outcomes.

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

The Company expects that the new marker technology can be used on a larger scale in the future during the process of sourcing rubber and also to integrate it in other rubber products. As part of the industrialization of this technology, it is conceivable to link the markers with blockchain technology. This could provide additional support for tamper-free monitoring of compliance with quality standards and quality criteria along the complex supply chain of natural rubber.

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

Plastic Cycle Token

On November 28, 2023, the Company announced the planned launch of a plastic cycle token, scheduled for release in the end of 2025.The initiative is being designed to present a reliable, ethical digital credit platform, aiming to capitalize on billions of dollars in recyclable plastics credits in a newly created market.

The tradeable plastic cycle token is being designed to enable companies to transition towards sustainable practices, encouraging entities within and outside the plastic ecosystem, including oil producers and waste management firms, to increase recycled content utilization.

This initiative is also expected to position the Company’s Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using the Company’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity.

Gold and Other Metals

Gold

Security Matters PTY formed a joint initiative with W.A. Mint Pty Ltd. (“Perth Mint”) to develop a mine-to-marketplace ethical gold supply chain technology solution. Since the incorporation of trueGold in June 2020, this research and development project aims to promote a ‘mine to product’ transparency solution dedicated to responsible mining of materials. The Company’s track & trace technology provides information on the origin of the materials and how they move across production and distribution chains towards recycling and back to refining.

On July 29, 2020, Security Matters PTY signed a shareholders’ agreement with Perth Mint and trueGold. The shareholders’ agreement and the ancillary agreements discuss the establishment of a new entity-trueGold-by Security Matters PTY and Perth Mint. Security Matters PTY granted to trueGold, subject to the terms of the trueGold License Agreement, an exclusive, worldwide, perpetual license to use Security Matters PTY’s technology for the purpose of commercializing it within the industry comprising gold as a precious metal (as elaborated below). Security Matters PTY owns any development of its intellectual property and, while trueGold owns all generated data it creates, trueGold granted to Security Matters PTY a free non-exclusive, irrevocable, perpetual, royalty free license to use the generated data, subject to regulatory requirements and to the extent that it relates to the Isorad License Agreement technology or Security Matters PTY’s technology. The parties agreed that neither Perth Mint or Security Matters PTY are required to provide any funding to trueGold and that any investment by any of them in trueGold from time to time will be by way of in-kind contributions. Third party equity investors will contribute the working capital will fund R&D, development capital and other expenses in accordance with the business plan.

Other than with the consent of the other shareholders or between affiliates (defined, inter alia, as a related body corporate of a shareholder; a company in which the shareholder beneficially owns 50% or more of the issued shares) a transfer of shares will be done subject to a right of first refusal of the other shareholders, whom will also have tag-along rights and a drag-along (as elaborated below). Under the constitution (as amended in July, 2022, to add the specific right of Security Matters PTY to purchase shares before any other shareholders) any shareholder wishing to transfer shares must notify the board of directors and, before the board of directors authorize the transfer of any share or shares, the share or shares must first have been offered to Security Matters PTY (for its own benefit and unless Security Matters PTY is 50% owned by one entity), and if the Company does not notify within 30 days that it wishes to purchase, then to all other shareholders (including Security Matters PTY) at a price to be agreed on by the transferor and the directors of trueGold. If the transferor and the directors of trueGold are unable to agree on a price, the price of the relevant shares will be a price which: represents a fair market price; and is determined by expert determination administered by the Australian Disputes Centre (ADC) in accordance with the ADC Rules for Expert Determination which are operating at the time the matter is referred to ADC, which rules are incorporated into the constitution of trueGold. The determination of such person in relation to the price of the relevant shares will be final and binding on all shareholders.

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

The board of directors of trueGold was agreed to consist of not less than three and not more than seven. The board is comprised as follows: Security Matters PTY may appoint (remove or replace) up to two directors; Zeren Browne; Perth Mint may appoint (remove or replace) up to two directors; and Hugh Morgan, who is a non-executive, independent chair. A list of resolutions was set, which require a board majority including at least one Security Matters PTY appointed director and one Perth Mint appointed director. Another list of resolutions was set, which require a resolution carried by a majority of the shareholders including Security Matters PTY and Perth Mint. trueGold and Yahaloma (defined below) agreed to bear the payments to Soreq related thereto of 4.2% of its revenues. The Company’s CEO, Mr. Haggai Alon, provides CEO services to trueGold and reports to the board of directors of trueGold, and Zeren Browne provides General Manager services to trueGold.

On October 3, 2023, Security Matters PTY entered into the trueGold Investment Agreement with trueGold. Pursuant to the trueGold Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 trueGold owed to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of the trueGold Shares such that Security Matters PTY’s holdings in trueGold was increased to 51.9% of the total issued and outstanding shares of trueGold, making Security Matters PTY the majority owner of trueGold. Additionally, the trueGold License Agreement was amended to include additional intellectual property of Security Matters PTY to be licensed to trueGold thereunder. Security Matters PTY shall further supply to trueGold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

Thereafter, on July 10, 2024, in connection with the PMB LOI, Security Matters PTY’s ownership in trueGold was increased from 51.9% to 52.9%.

TrueSilver

On June 7, 2023, we announced that we are in the process of creating a new subsidiary, TrueSilver SMX Platform Ltd. (“TrueSilver”), and that we have entered into a 120-day exclusive agreement with Sunshine Minting Inc. (“Sunshine”), to create a path to full transparency and traceability for silver products from mine site to final products and recycling and the creation of an industry standard. During the 120-day exclusivity period, Sunshine shall evaluate our technology for its use, with possible further collaborations thereafter.

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

The results demonstrated 100% success rates on all marked products all along the production process (from billet to finished product) ensuring the durability and irrefutable proof of quality and Brand authentication of the silver for credible ESG reporting for stakeholders, customers, auditors, and regulators. Further testing has since been conducted, with all tests having passed.

Non-Ferrous Metals

On November 29, 2022, Security Matters PTY signed a products distribution and SAAS reseller agreement with Sumitomo Corporation, a Japanese corporation (“Sumitomo”). Under such agreement, Security Matters PTY appointed Sumitomo to act as Security Matters PTY’s exclusive, worldwide distributor to market and sell markers, readers and Security Matters PTY services to customers for application in the Non-Ferrous Metals Market (as defined below) only, subject to the customer entering into with Security Matters PTY its standard product license agreement. The “Non-Ferrous Metals Market” is defined as all supply chain market segments of the industry for aluminum, copper, lead, nickel, zinc, molybdenum, cobalt, lithium and tin.

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

Security Matters PTY has furthered advanced progress on source tracing utilizing food-grade markers with regard to glass bottles used for alcoholic beverages and key ingredients in the production of alcoholic beverages, to include grapes, wheat, barely, and hops.

Diamonds and Precious Stones

On April 30, 2019, Security Matters PTY signed an agreement with Trifecta Industries Inc. (“Trifecta”) for the commercialization of Security Matters PTY’s trace technology in the diamonds and precious stone industry. Under the terms of the agreement, Security Matters PTY and Trifecta established Yahaloma, which is equally held by Security Matters PTY and Trifecta.

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

Security Matters PTY continues to develop the technology and will supply Yahaloma technical services. Security Matters PTY bears the cost of such R&D services but the agreed hourly costs of Security Matters PTY’s staff is recorded as a shareholders loan of Security Matters PTY to Yahaloma, once the first $250,000 to be paid by Trifecta are exhausted (which is yet to happen). Trifecta supplies Yahaloma diamonds and other raw materials, which remain in the ownership of Trifecta. If Security Matters PTY causes damage to such diamonds during the R&D process, this will be reported the Trifecta and the damage recorded as a shareholders loan of Trifecta to Yahaloma. Trifecta will supply Yahaloma services of business development. Trifecta bears the cost of such services but the agreed hourly costs of Trifecta’s staff is recorded as a shareholders loan of Trifecta to Yahaloma. Management of Yahaloma is agreed to be jointly, with certain special resolutions requiring agreement of both parties. Actual day-to-day management is in Canada.

In addition to the shareholders loan extended by man-hours as stipulated above, the parties covenanted to extend up to $1 million to Yahaloma ($350,000 by Security Matters PTY and $650,000 by Trifecta, with $250,000 extended by Trifecta registered as capital and all other funds as shareholders loans). Funds were agreed to be injected upon reaching certain milestones. The Security Matters PTY loan of $350,000 are to be injected only upon reaching future milestones and only if such funds will be required, which stage has not yet arrived. Such Security Matters PTY loan will bear an interest rate of 5% per annum. Upon Yahaloma being able to repay the shareholders loans, first a sum of $250,000 will be repaid to Trifecta and then all other shareholders loans will be repaid pro-rata. Only after repayment of all shareholders loans will Yahaloma distribute profits.

A party may not transfer its shares to others without the prior approval of the other party other than a transfer to an affiliate (defined as an entity directly or indirectly controlled by a party or directly or indirectly controls such party or is directly or indirectly controlled by a person which also, directly or indirectly, controls such person) done after 30-days’ notice to the other party, and after the affiliate agrees to adopt the agreement.

Yahaloma agreed to bear the payments to Soreq related thereto (as described in “Gold and Other Metals” above).

Electronics

Security Matters PTY has joined an alliance, SEPA 2030, formed by six founding partners, among them the World Business Council for Sustainable Development, to set a shared vision for a circular economy for electronics, called the Circular Electronics Partnership. This group of global companies has been brought together to reduce e-waste and to commit to a roadmap for a circular economy for electronics by 2030.

During 2024, the Company has continued progressing on its planned solutions to the challenges of the electrical, electronic and electromechanical industries relating to waste, reusability and supply chain protection. In today’s complex global environment, the Company believes that ensuring that critical components and electronic circuit boards don’t end up in the wrong hands is more important than ever. From sanctioned components slipping through hidden channels to sensitive technology being transferred without approval, the Company risks are real, and the consequences to the end-users of this equipment can be devastating. We believe our innovative solution addresses this growing problem by providing a comprehensive way to track and control restricted equipment. Utilizing sub-molecular markings combined with microscale GPS trackers, the Company would attach an unremovable digital twin to any component or printed circuit board. On December 26, 2024, the Company announced that it achieved integration of its markers in NFC and RFID chips.

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

On December 26, 2024, coinciding with the announcements of the Company’s integration of its markers in NFC and RFID chips and the ability of the marker’s coating to withstand 150 degrees Celsius, the Company identified the potential for the use of the markers in wearable technology and active wear.

Intellectual Property

The ability of the Company to develop and maintain proprietary information technology is crucial to our success. Since 2015, Security Matters PTY technology has been protected by more than 20 patent families and more than 100 patents filed around the world in various stages with respect to our marking and reading technologies. See Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. – Intellectual Property for a table identifying a list of the Company’s patents that have passed the international phase (PCT) and may be publicly disclosed.

Marketing and Sales

The Company intends to concentrate its market penetration efforts into the U.S. and AESAN markets, including recruitment of sales and marketing personnel, either located in the U.S. or with U.S. orientation, participation in various professional expos, conventions and exhibitions and entering into agreements or arrangements with distributors in the U.S. markets and commencing collaborative relationships with commercial entities for the development of new customized products. Moreover, the Company intends to continue to invest significant resources in research and development in order to improve and build on its array of existing solutions and strive to develop new innovative products in sync with new market technological developments. The Company plans to further advance its innovative technology and commercialization efforts by:

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

Facilities

The Company’s main business activities are conducted at SMX Israel’s headquarters in central Israel. It leases 363 square meters of office space at this location under a lease until May 31, 2027, with an option to extend the lease with an additional rental fee of 10% for an additional five years. The Company also leases an additional adjacent building of 146 square meters where it conducts research and development activities. The lessor (who represented that he is not aware of any such impending circumstances) has the right to shorten the lease with 90-days-notice if it is demanded by a government entity to evacuate the premises, to change the agreement or to pay fines due to the agreement. The Company believes that its current facilities are suitable and sufficient to meet its anticipated needs for the foreseeable future.

Competition

Armed with its various products and designs, the Company believes it possesses a unique combination of knowledge and features. It has established an innovative, cross- segment technology, developed over several years by an experienced and dedicated team of scientists, which it believes create a barrier to entry to its competitors.

The Company’s product is currently undergoing pilot projects with customers with strong international presence. The customizable nature of its technology allows the Company to embed the technology in multiple products, from silk to rubber to diamonds to gold to plastics, across multiple segments.

The Company is constantly striving to improve its competitive status in the market by:

●	entering into agreements or arrangements with large and high-profile customers in the industry, which it believes enhances its status and reputation in multiple markets and provides opportunities to enter into new agreements or arrangements with new customers;

●	entering into agreements or arrangements with strategic partners in order to strengthen its position to become the new industry standard; and

●	Providing high-level development and support services to customers, to promote customer retention, and encourage its customers to rely on the Company to use its technologies for future projects.

Government Royalty Obligations and Regulations

Israeli R&D Law

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (“IIA”), which replaced the former Office of the Chief Scientist (“OCS”). The Company has an approved project with the IIA under which it received a total of $162,000 in prior years. The Company is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2023 and 2024, the Company has not paid any royalties to IIA. The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

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

As of December 31, 2024 and 2023, the liability amounted to $177,000 and $153,000, respectively.

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

Isorad License Agreement

Under the Isorad License Agreement (as amended), Security Matters PTY received from Isorad an exclusive, worldwide, royalty-bearing license, to make use of (including to develop, manufacture, use, market, offer for sale, sell, export and import in the field of marking methods) US patent number 8158432 B2 and the technology derived from it can be utilized in almost any industry and with any product. Additionally, any uses for the Israeli Security Forces and/or its purposes will be conducted via us at a “cost plus” price to be agreed. While Isorad and Soreq reserve the right to freely continue to research and develop the technology, Security Matters PTY has a right of first offer to any newly developed technology. If the Source IP is developed further by Soreq and Soreq wishes to commercialize the new technology, then Soreq must offer the right to commercialize the new technology to Security Matters PTY in the first instance.

Security Matters PTY and its affiliate are to pay Isorad royalties for 25 years as of January 1, 2020, in the amount of 2.2% of all gross sales by the Company, our affiliates or sublicensees and after 25 years the license becomes royalty-free. Gross sales are defined under the Isorad License Agreement to include the total amount invoiced or received by Security Matters PTY and/or its affiliates, including, without limitation, for sale of products and provision of services. If Security Matters PTY charges a fee for sublicensing or an option for a sublicense, for which it does not pay the 2.2% royalty described above, such income will be subject to royalty payment of 15% of the amounts received. The royalties for revenues from sub-licensing the technology are payable as of January 1, 2020.

Upon the occurrence of the next M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of ours and similar event) Security Matters PTY is to pay a cash amount equal to 1.5% of the Exit Consideration (as such term is defined in such agreement). Additionally, Isorad was issued 864,000 options to purchase shares of Security Matters PTY and is entitled to receive 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and any amount actually received against equity or other funding during a period of 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof). This will not apply to any future offer of shares, merger or sale of assets thereafter. As of December 31, 2024, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $158 thousand against a liability that reflects the due amount.

Under the Isorad License Agreement, Isorad can only refuse to approve a sublicense based on governmental defense, security, governmental policy, political and other official State of Israel policy considerations. A sublicensee cannot further grant, directly or indirectly, to any third party any sublicense or rights to the technology and cannot further assign the sublicense agreement.

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

The Isorad License Agreement will continue in full force and effect until terminated pursuant to its terms. If either party does not remedy a material breach of its obligations within 180-days of notice of the material breach, the non-defaulting party may terminate the Isorad License Agreement immediately. Isorad may terminate the agreement by providing 30-days prior written notice if the royalties payable to Isorad are $nil in any semi-annual report and we have breached other certain obligations (such as a failure to maintain a patent or patent application in the previous semi-annual review period).

Security Matters PTY has provided broad indemnities to Isorad and Soreq and their related parties under the terms of the Isorad License Agreement. The Isorad License Agreement is governed by the laws of Israel.

Safety Certifications and Permits

The Company is in compliance with the requirements of the ISO 9001:2015 standard for quality management and quality assurance. The ISO organization promotes worldwide proprietary, industrial and commercial standards. The Company is examined annually to verify that we comply with the ISO standards of excellence, safety, quality, process management and risks management, and currently holds an ISO certificate as of the date of this Annual Report on Form 20-F.

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

Employees

As of December 31, 2024, the Company had 19 employees, 12 full time employees and 2 part time employees located in Israel. The Company also has three employees in Singapore, one in Australia and one in the United Kingdom.

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

The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading’s statement of claim demands full restitution of the amounts paid by it under the agreement. The Company’s statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company.

Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. The Company had until January 23, 2025 to submit reply papers in connection with this motion practice.

On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025.

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings

C. Organizational Structure

The Company has seven wholly owned subsidiaries: Lionheart, Security Matters PTY, trueSilver SMX Platform Ltd. (Canada) (“trueSilver”), SMX Fashion and Luxury (France), Security Matters Canada Ltd. (Canada), SMX (Security Matters) Ireland Limited (Ireland) and SMX Circular Economy FZCO (UAE), which was formed on April 18, 2025. Additionally, the Company owns 70% of SMX Circular Economy Platform PTE, Ltd. (Singapore) (“SMX Singapore”). The Company’s ownership in SMX Singapore was reduced to 70% on November 11, 2024.

Security Matters PTY has two wholly-owned subsidiaries: SMX Israel, and SMX Beverages Pty Ltd. (Australia). Security Matters PTY is also the record holder of 50% of Yahaloma, through SMX Israel, and 52.9% of trueGold Consortium Pty Ltd. (Australia) (“trueGold”).

The below chart details the organizational structure of the Company:

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

Business

The Company integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s over 100 patents in various stages of application support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, the Company’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

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

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the Company’s technology apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

The potential of the Company’s technology application extends beyond merely tracing raw materials from origination to finished product for recycling and reuse. It has the potential to serve as a cornerstone for broader innovative markets, including the following:

In November 2023, the Company unveiled plans for the launch of the world’s first plastic cycle token. In response to the global plastic recycling rate of just 9% and an estimated market valued at over $40 billion, this initiative aims to establish a reliable, ethical digital credit platform, tapping into the vast potential of recyclable plastics credits in a new market. Collaborating with a range of partners and sponsors, each offering unique skills and expertise, the Company aims to create the Plastic Cycle Token, facilitating companies’ transition to sustainable practices. This token is poised to serve as a next-generation alternative to carbon credits, aligned with the European Union’s efforts to improve recycling rates. Leveraging its technology, which enables physical traceability of recycled materials, the Company seeks to incentivize genuine plastic recycling, promoting environmental circularity and supporting impactful ESG investments and securing the integrity of electronic components including the Artificial Intelligence (AI) industry, and their supply chains from raw materials to final systems using its proprietary cyber digitizing hardware protection technology.

This was followed by another announcement by the Company in January 2024, for a $5 million contract with R&I Trading, deploying cutting-edge technology to enhance supply chain transparency for a NATO member state, with plans to expand to additional NATO members. This partnership aims to establish new standards in brand protection, authentication, and ethical sourcing, particularly in the FMCG sector. Through this initiative, the Company is committed to promoting transparency and security in global supply chains, reflecting its dedication to ethical business practices and technological innovation. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further believes R&I Trading’s claims are without merit and intends to defend any action, if and when commenced, vigorously. The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading’s statement of claim demands full restitution of the amounts paid by it under the agreement. The Company’s statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company. Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. The Company had until January 23, 2025, to submit reply papers in connection with this motion practice. On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025.

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings

Status of Ybyrá Capital Heads of Agreement

We previously disclosed that we entered into a non-binding Heads of Agreement, dated December 5, 2024 (the “Heads of Agreement”) with Ybyrá Capital S.A., an emerging holding company focused in commodities and real estate development in South America, and most recently updated the status of the Heads of Agreement on January 23, 2025. The Heads of Agreement provides a roadmap towards a potential transaction, including the need for further due diligence, regulatory and shareholder approvals. As of the filing date of this Annual Report on Form 20-F, the parties have been unable to finalize the principle deal terms or commence drafting of definitive transaction documents. While we believe negotiations are continuing, we can no longer give any assurance that definitive documents will ever be negotiated, executed or delivered, or that a transaction will ever be consummated.

History

SMX Israel was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the Source IP. The Source IP was initiated from Soreq. In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad. Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

SMX Israel merged into Security Matters PTY to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” At that time, Security Matters PTY had three wholly-owned subsidiaries: SMX Israel, SMX Fashion and Luxury (France), and SMX Beverages Pty Ltd. (Australia). It was also the record holder of 50% of Yahaloma and, as of October 3, 2023, 51.9% of trueGold.

On March 7, 2023, the Company consummated the Business Combination with Lionheart pursuant to which, among other things:

●	Security Matters PTY proposed the Scheme and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company’s Ordinary Shares, with the Company being issued the Security Matters Shares (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

●	Security Matters PTY proposed the Option Scheme, which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

●	Merger Sub merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

●	The Company’s Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition were issued under the name of the Company, but they were a continuance of the financial statements of Security Matters PTY and reflected the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

A. Operating Results

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this Annual Report on Form 20-F titled “Risk Factors.”

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

Due to the fact that we aim our sales efforts at large multi-national market-leading conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force majeure, or events like pandemics, natural disasters, cyberattacks, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

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

Revenue

To date, we have not seen substantial revenue from our technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

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

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs and other general and administrative expenses. In the year ended December 31, 2024, general and administrative expenses also include the cost related to being a public NASDAQ company.

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

Gain from Remeasurement of investment in associated company

Gain from remeasurement of investment in associated company arises due to the agreement the Company signed with trueGold on October 3, 2023 to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in trueGold and resulted in the Company gaining control over trueGold.

On July 10, 2024, in connection with the PMB LOI, Security Matters PTY’s ownership in trueGold was increased from 51.9% to 52.9%. See “Item 4. Information of the Company – A. History and Development of the Company – PMB Partners, LP Letter of Intent”.

Foreign Currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The Company’s functional currency is US Dollar. The functional currency of Lionheart is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of trueSilver is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters PTY’s functional currency is Australian Dollars. The functional currency of SMX Israel is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of trueGold is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities - at the rate of exchange applicable at the reporting date.
●	Expense items - at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Years Ended December 31, 2024, December 31, 2023, and December 31, 2022

The following table summarizes our historical results of operations for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands (except of per share data)	2024	2023	2022

General and administrative expenses	12,729	16,567	2,723
Research and development expenses	3,059	2,711	1,898
Selling and marketing expenses	992	661	569
Impairment and Amortization	11,085	-	-
Listing cost	-	16,802	-

Operating Loss	(27,865)	(36,741)	(5,190)
Finance expenses	13,493	7,891	1,128
Finance income	5,957	1,580	28
Gain from remeasurement of investment in associated company	-	22,164	-
Share of net profit (loss) of associate companies	-	(101)	106

Loss before income tax	(35,401)	(20,989)	(6,184)

Income tax	-	-	-

Net Loss	(35,401)	(20,989)	(6,184)

Net loss attributable to:
Equity holders of the Company	(31,092)	(20,914)	(6,184)
Non- controlling interest	(4,309)	(75)	-

Basic and diluted loss per share attributable to shareholders**	(248)	(16,557)	(17,624)

** Restated as a result of the Business Combination and after giving effect to the reverse stock split

General and Administrative Expenses

The Company’s general and administrative expenses amounted to $12,729 thousand for the year ended December 31, 2024, a net decrease of $3,838 thousand, or 23%, compared to $16,567 for the year ended December 31, 2023. The net decrease was primarily attributable to a decrease of $4,735 thousand in transaction costs, a decrease of $261 in travel expenses, set-off with an increase of $858 in professional services expenses, and an increase of $482 in share-based compensation costs.

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

Research and Development Expenses, Net

The Company’s research and development expenses for the year ended December 31, 2024, amounted to $3,059 thousand, representing an increase of $348 thousand, or 13%, compared to $2,711 thousand for the year ended December 31, 2023. The major changes in research and development expenses were an increase of $568 thousand in salaries and related expenses and materials and laboratory expenses that increased by $211 thousand, set-off with a $209 thousand decrease in subcontractors and consultant expenses, all due to rolling out of the Company’s technology.

The Company’s research and development expenses for the year ended December 31, 2023, amounted to $2,711 thousand, representing an increase of $813 thousand, or 42.8%, compared to $1,898 thousand for the year ended December 31, 2022. The major changes in research and development expenses were an increase of $320 thousand in share-based compensation expenses and reimbursement from proof of concept projects that decreased by $568 thousand.

Selling and Marketing Expenses

The Company’s selling and marketing expenses totaled $992 thousand for the year ended December 31, 2024, an increase of $331 thousand, or 50%, compared to $661 thousand for the year ended December 31, 2023, and was primarily due to an increase of $222 thousand in wages and salaries related due to hiring new professional senior selling and marketing team and an increase of $74 thousand for marketing, consulting and digital media expenses.

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

Listing Cost

The Company’s listing cost for the year ended December 31, 2024, amounted to nil.

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

Finance Income and Expenses

The Company’s finance income for the year ended December 31, 2024, totaled $5,957 thousand, an increase of $4,377 thousand, or 277%, compared to $1,580 thousand for the year ended December 31, 2023. The increase is due to a $2,100 thousand revaluation of convertible notes and financial liabilities at fair value revaluations set-off with $113 thousand revaluation of public warrants financial liabilities at fair value, and $2,396 thousand due to foreign currency changes and interest expenses. The Company’s finance expenses for the year ended December 31, 2024, amounted to $13,493 thousand, an increase of $5,602 thousand, or 71%, compared to $7,891 thousand for the year ended December 31, 2023. The increase mainly attributed to a $4,660 thousand revaluation of the bridge loans and convertible notes, and $893 thousand due to foreign currency changes.

The Company’s finance expenses are an outcome of its achievement to raise more than $13 million during the year ended December 31, 2024. The Company’s finance income for the year ended December 31, 2023, totaled $1,580 thousand, an increase of $1,552 thousand, or 5,543%, compared to $28 thousand for the year ended December 31, 2022. The increase is due to $927 thousand revaluation of public warrants financial liabilities at fair value and $377 thousand revaluation of convertible note. The Company’s finance expenses for the year ended December 31, 2023, amounted to $7,891 thousand, an increase of $6,763 thousand, or 599.6%, compared to $1,128 thousand for the year ended December 31, 2022. The increase mainly attributed to a $3,704 thousand revaluation of the bridge loans and convertible notes, $2,005 thousand due to warrants revaluation, $1,000 thousand due to interest on borrowings, and $250 thousand from inducement expenses.

Amortization and Impairment

In the fiscal year ending December 31, 2024, the Company recognized amortization and impairment of its intangible assets, technology assets, and goodwill, as the intangible assets are now matured to commercial stage and in active use. Amortization expenses totaled $2,075 thousand and the impairment amounted to $9,010 thousand.

Gain from Remeasurement of Investment in Associated Company

During the year ended December 31, 2023, the Company recorded a gain from remeasurement of investment in associated company amounted to $22,164 thousand and reflects the remeasurement of the investment in trueGold at fair value following the Company obtaining control over true-Gold, since before the transaction’s completion the Company held 44.4% of the shares of true-Gold which were treated as a joint venture investment.

Share of Net Profit/Loss of Associated Companies

Shares of net loss of associated companies consists of equity profit or loss from associated joint venture activity for the year ended on December 31, 2024 amounted to nil, and for the year ended on December 31, 2023 and 2022 at the amount of $101 thousand loss compared to $106 thousand profit, respectively. As of December 31, 2024, December 31, 2023 and December 31, 2022, the carrying amount of the investment in associated companies is $105 thousand, $115 thousand and 221 thousand, respectively.

Income Tax

As of December 31, 2024, the Company estimated carry forward tax losses of approximately $69,363 thousand (December 31, 2023: $45,095 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Operating Loss

For the fiscal year ending December 31, 2024, the Company has an operating loss of $27,865 thousand, an improvement from the $36,741 thousand loss reported for the year 2023 (the prior year’s losses included one-time listing expenses of $16,802 thousand). These losses are largely attributed to the recognized amortization and impairment of its intangible assets, technology assets, and goodwill, as well as to increased investments in research and development and accelerated business development activities.

Net Loss

The Company had a net loss of $35,401 thousand for the fiscal year ending December 31, 2024, compared to a net loss of $20,989 thousand, or 68.7%, for the fiscal year ending December 31, 2023, and $6,184 thousand for the year ended December 31, 2022. The year 2023 included a one-time gain from the remeasurement of investments in associated companies amounting to $22,164 thousand.

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2024 and thereafter, the Company has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and related parties, governmental grants and reimbursement from prospective customers for paid pilots and proof-of-concept projects. As of December 31, 2024, the Company had $2,343 thousand in cash and cash equivalents.

On December 30 and 31, 2024, some of the option warrant A holders as part of the private placement transaction, entered into by the Company on September 11, 2024 (see Item 5. Operating and Financial Review and Prospects - B. - Contractual Obligations – Private Placement Transaction) submitted an exercise instruction to convert the option warrants into shares, in exchange for an exercise addition of $1,510 thousands, which was transferred to the Company’s bank account only on January 2, 2025.

The Company consummated a transactions pursuant to a Securities Purchase Agreement dated as of March 28, 2025 and issued and sold to 1800 Diagonal Lending LLC, a Virginia limited liability company (“1800 Diagonal”) a promissory note, for gross proceeds to the Company of $295.5 thousands, before deducting fees and other offering expenses payable by the Company.

On May 7, 2025, the Company entered into Securities Purchase Agreement (“RBW Purchase Agreement”) with institutional investors (the “RBW Investors”) to issue and sell to each of the RBW Investors a promissory note (the “RBW Note”), in the principal amount of $6,875 thousand, and purchase price (cash in) amount of $5,500 thousand, before transaction cost for legal and agents fees in the amount of $855 thousand. The RBW Note carries an original issue discount (OID) of 20%, bears 0% interest per year. The RBW Investors have the right to convert the outstanding principal into Ordinary Shares at a 15% discount based on the lowest daily weighted average price during the 7 trading days before immediately prior to the date of the conversion. As of the date of this report, the Company was funded with $1,375 thousand.

The table below presents our cash flows for the periods indicated:

	For Year Ended December 31,
U.S. dollars in thousands	2024	2023	2022
Net cash used in operating activities	11,314	12,479	5,223
Net cash used in investing activities	190	1,036	1,127
Net cash provided by financing activities	13,110	11,954	3,846

Net increase (decrease) in cash and cash equivalents	1,606	(1,561)	(2,504)

Operating Activities

Net cash used in operating activities was $11,314 thousand during the year ended December 31, 2024, compared to net cash used in operating activities of $12,479 thousand during the year ended December 31, 2023. The cash used is mainly attributed to the net loss for the period which amounted to $35,401 thousand and adjusted mainly as non-cash, remeasurement at the amount of $6,813 thousand for impairment of goodwill, depreciation and amortization remeasurement at the amount of $2,273 thousand of fixed assets and intangible assets, impairment of intangible assets remeasurement at the amount of $2,197, thousand financial expenses due to loans and financial derivatives and other financial instruments measured at fair value at the amount of $9,144 thousand and stock-based compensation expenses at the amount of $3,657 thousand.

Net cash used in operating activities amounted to $5,223 thousand during the year ended December 31, 2022. The increase is mainly attributed to the net loss for the period which amounted to $20,914 thousand and adjusted as non-cash, remeasurement of investment in associated company at the amount of $22,164 thousand due to the acquisition of additional 7.5% in trueGold, Business Combination listing costs at the amount of $16,802 thousand, financial expenses due to bridge loans at the amount of $3,800 thousand and stock-based compensation expenses at the amount of $3,269 thousand.

Investing Activities

Net cash used in investing activities was $190 thousand during the year ended December 31, 2024, consisted of capitalized development costs in the amount of $169 thousand and $21 thousand used for purchasing property, plant and equipment. Net cash used in investing activities was $1,036 thousand during the year ended December 31, 2023, consisted of capitalized development costs in the amount of $976 thousand and $60 thousand used for purchasing property, plant and equipment. Net cash used in investing activities was $1,127 thousand during the year ended December 31, 2022, and consisted of capitalized development costs in the amounts of $975 thousand and $152 thousand, which were used for purchasing property and equipment.

Financing Activities

Net cash provided by financing activities was $13,110 thousand during the year ended December 31, 2024, consisted mainly of $12,647 thousand proceeds from issuance of shares, convertible notes and warrants, and a $1,000 loan. Net cash provided by financing activities was $11,954 thousand during the year ended December 31, 2023, consisted mainly of $2,679 thousand in advance payment for equity, $2,356 thousand in net proceeds from issuance of promissory note $2,919 thousand for net proceeds from issuance of shares in the Business Combination net , an aggregate of $2,630 thousand net proceeds from the issuance of shares and warrants, $642 thousand in exercise of warrants, $550 thousand in proceeds from issuance of bridge loans and warrants and $250 thousand in proceeds from the issuance of a convertible note. Net cash provided by financing activities was $3,846 thousand during the year ended December 31, 2022, consisted mainly of $3,310 thousand in proceeds from issuance of bridge loans and warrants and $581 thousand of proceeds from issuance of convertible notes and $182 thousand net issuance of shares, which was partially offset by payment of $172 thousand for loan repayment to related parties.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since the inception in 2015. Since the Company’s inception, it has not generated significant revenue from the sale of technology.

On May 7, 2025, the Company entered into the RBW Purchase Agreement with the RBW Investors to issue and sell to each of the RBW Investors the RBW Note, in the principal amount of $6,875 thousand, and purchase price (cash in) amount of $5,500 thousand, before transaction cost for legal and agents fees in the amount of $855 thousand. The RBW Note carries an original issue discount (OID) of 20%, bears 0% interest per year. The RBW Investors have the right to convert the outstanding principal into Ordinary Shares at a 15% discount based on the lowest daily weighted average price during the 7 trading days before immediately prior to the date of the conversion. As of the date of this report, the Company was funded with $1,375 thousand.

As of December 31, 2024 and December 31, 2023, the Company had $2,343 thousand and $168 thousand, respectively, in cash and cash equivalents, which the Company has been using and continues to use for working capital and general corporate purposes since those dates. Since December 31, 2024, the Company has raised an additional approximately $1,625 thousand in funding from various investors. The Company does not have sufficient cash and cash equivalents, to fund its operations for the foreseeable future, and will require substantial infusion of capital to continue operations. In addition, as of December 31, 2024, the Company had outstanding approximately $9,221 thousand in existing payables and other liabilities related to expenses of the Business Combination, an additional approximately $8,717 thousand due and owing to other lenders and investors, and an additional other payables of approximately $2,781 thousand to be due and owing for employee salaries and other related expenses, and other accrued suppliers and services providers. The Company expects to fund the payment of such amounts out of ongoing activities of the Company and other capital raisings the Company is pursuing in 2025. Further, the Company’s operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned. Our financial statements for the year ended December 31, 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern. The Company’s future capital requirements will depend on several factors, including:

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

We can give no assurances that we will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

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

Going Concern

Our financial statements for the year ended December 31, 2024, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

Contractual Obligations

Abri Advisors Loan Agreement

On December 27, 2024, the Company entered into a Loan Agreement, dated as of December 27, 2024 (the “Abri Loan Agreement”), with Abri Advisors Ltd. (“Abri”), pursuant to which the Company borrowed $1,000,000 from Abri.

Pursuant to the Abri Loan Agreement, the Company agrees to pay to Abri at the June 30, 2025 maturity date, $1,400,000, which represents an original issue discount of 28.577%, plus interest on such amount at an absolute rate of 15%.

During the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, the Company shall not issue any other form of debt instrument ranking senior or pari passu to or with the obligations under the Abri Loan Agreement, whether in terms of payment or collateral, without the express prior written consent of Abri.

Additionally, during the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, if the Company undertakes, completes, agrees to complete, commits to complete, or otherwise sells any equity, or other securities fungible in any way into equity, warrants, options, preferred shares, convertible preferred shares, or any other form of equity-related instrument of the Company (a “Financing”), then the Company shall repay twenty percent (25.0%) of the then loan balance within three business days from the closing date of the Financing (a “Financing Repayment”). A Financing Repayment shall not reduce or otherwise diminish the amount due under the Abri Loan Agreement at the maturity of the loan, irrespective of the date of the Financing Repayment.

The Abri Loan Agreement contains customary Events of Default (as defined in the Abri Loan Agreement) for transactions similar to the transactions contemplated by the Abri Loan Agreement. In the event of an Event of Default, subject to a three-day cure period, the loan balance due plus any Refinancing Repayment that may be due, then multiplied by 150%, shall become immediately due and payable by the Company to Abri (the “Abri Default Payment Amount”). The Abri Default Payment Amount shall compound interest at a monthly rate of 5.0% from the date it becomes due and payable up and until the date of payment.

Private Placement Transaction

On September 11, 2024, the Company entered into a private placement transaction (the “Aegis Private Placement”), pursuant to a securities purchase agreement and a registration rights agreement with certain institutional investors (the “Aegis Purchasers”) for aggregate gross proceeds of $5,350 thousand, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Aegis Private Placement. Of the gross proceeds, 20%, or $1,072 thousand, was held in escrow and repaid to the Aegis Purchasers pursuant to certain circumstances during the terms of the Series A Common Warrants (described below). The Company was unable to satisfy certain of the specified circumstances and did not receive the $1,072 thousand from escrow. As such, the Company received gross proceeds of $4,278 thousand. The Company used the net proceeds from the Aegis Private Placement for general corporate purposes and for working capital purposes. Aegis Capital Corp. (“Aegis”), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the Aegis Private Placement.

The offering consisted of the sale of 187,719 Common Units (or Pre-Funded Units), each consisting of one Ordinary Share or Pre-Funded Warrant, two Series A Common Warrants, and one Series B Common Warrant. The public offering price per Common Unit was $1.00 (or $0.9999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant).

The Pre-Funded Warrants were immediately exercisable subject to registration and could be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering was decreased on a one-for-one basis. As of the date of this Report, 55,789 Ordinary Shares have been issued and 131,930 Pre-Funded Warrants have been exercised.

Each Series A Common Warrant was exercisable into one Ordinary Share per warrant at an exercise price of $13.95, subject to adjustment, The initial exercise price of each Series A Common Warrant was $1.00 per Ordinary Share. The Series A Common Warrants were exercisable immediately subject to registration and expire 66 months after the initial issuance date. The number of securities issuable under the Series A Common Warrant was subject to adjustment. Post-adjustment, the number of securities issuable under the Series A Common Warrants in the aggregate is 766,201. The post-adjustment exercise price of each Series A Common Warrant is $0.49. As of the date of this Report, the balance of the unexercised Series A Common Warrants is 488,762.

Each Series B Common Warrant was exercisable into such number of Ordinary Shares as determined in the Series B Warrant. The initial exercise price of each Series B Common Warrant was $0.00001 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrants was subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company filed on behalf the Aegis Purchasers. Post-adjustment, the number of securities issuable under the Series B Common Warrant is 195,381. The post-adjustment exercise price of each Series B Common Warrant is $0.0001. As of the date of this Report, 195,381 Series B Common Warrants have been exercised.

The Company also entered into a Placement Agent Agreement with Aegis as lead placement agent, dated September 11, 2024, pursuant to which Aegis agreed to serve as the placement agent for the Company in connection with the Aegis Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the Aegis Private Placement, and a 3% commission of the proceeds from any cash exercise of the Series A Common Warrant. The Company also committed to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the Aegis Private Placement. As of December 31, 2024, the fair value of the 3% Series A Common Warrant provision was $59 thousand.

Promissory Note Financing

The Company entered into transactions pursuant to a Securities Purchase Agreement, dated August 30, 2024 (“1800 SPA”), with 1800 Diagonal and issued and sold to an 1800 Diagonal a promissory note (“August Note”), for gross proceeds to the Company of $194.5 thousand, before deducting fees and other offering expenses payable by the Company. The Company used the net proceeds from the sale of the August Note for general working capital purposes.

The August Note was in the principal amount of $223.7 thousand, which included an original issue discount of $29.2 thousand. A one-time interest charge of 10%, or $22.4 thousand was applied to the principal. The maturity date of the August Note is June 30, 2025.

The accrued, unpaid interest and outstanding principle, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123 thousand; (2) on March 30, 2025, $30.7 thousand; (3) on April 30, 2025, $30.7 thousand; (4) on May 30, 2025, $30.7 thousand; and (5) on June 30, 2025, $30.7 thousand.

Through February 26, 2025, the Company may prepay the August Note in full at a 2% discount.

The August Note contains customary events of default for transactions similar to the transactions contemplated by the 1800 SPA and the promissory note. In the event of an Event of Default (as defined in the 1800 SPA and August Note), (i) the promissory note shall become immediately due and payable, (ii) the principal and interest balance of the August Note shall be increased by 150% and (ii) the August Note may be converted into Ordinary Shares of the Company at the sole discretion of 1800 Diagonal. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the promissory note so 1800 Diagonal beneficially owns less than 4.99% of the Company’s Ordinary Shares. 1800 Diagonal shall be entitled to deduct $1.5 thousands from the conversion amount in each notice of conversion to cover 1800 Diagonal’s deposit fees associated with each notice of conversion.

The Company paid to ClearThink Securities as placement agent, approximately $18 thousands in cash fees in relation to the transactions contemplated by the 1800 SPA.

As of December 31, 2024, the August Note amounted to $268 thousand.

Alpha

On April 11, 2024 (the “April Effective Date”), the Company consummated the transactions pursuant to a Securities Purchase Agreement (“April SPA”) and issued and sold to Alpha a promissory note (“April Note”) and warrants (the “April Warrants”), for gross proceeds to the Company of approximately $2.0 million, before deducting fees and other offering expenses payable by the Company. Notwithstanding such consummation of the transactions, funding of the proceeds occurred on or about April 15, 2024. The Company used the net proceeds from the sale of the April Note to repay approximately $425,000 of certain amounts owed by the Company, and for working capital and general corporate purposes.

The April Note was in the principal amount of $2,250,000. The actual amount loaned by Alpha pursuant to the April Note is approximately $2.0 million after a 10% original issue discount. Alpha had the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a fixed conversion price of $513 per share, subject to customary adjustments as provided in the April Note including for fundamental transactions.

The April Warrants, for 5,532 Ordinary Shares, had an exercise price of $336, subject to customary adjustments and certain price-based anti-dilution protections, and could be exercised at any time until the five and one-half year anniversary of the April Warrants. The April Warrants also could be exercised pursuant to a cashless or net exercise provision.

Also on the April Effective Date, as a further inducement of the Company for Alpha to enter into the transaction, the Company entered into a Warrant Amendment and Inducement Letter with Alpha, with respect to its outstanding “B” warrants of the Company to purchase 1,225 Ordinary Shares. The outstanding “B” warrants were issued to Alpha as of September 6, 2023 pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and had a fixed exercise price of $3,501 per share. Pursuant to the Warrant Amendment and Inducement Letter, Alpha agreed to exercise for cash the outstanding “B” warrants in full at a reduced exercise price of $4.71 per share, or approximately $5,762.

The Company paid to EF Hutton LLC as placement agent, approximately $20,000 in cash fees in relation to the transactions contemplated by the April SPA.

On April 19, 2024, the Company entered into the Alpha SPA, pursuant to which Alpha committed to purchase from the Company up to $30,000,000 of our Ordinary Shares, subject to the terms and conditions specified in the Alpha SPA. The Company entering into the Alpha SPA was a condition of the April SPA.

Subject to the terms and conditions of the Alpha SPA, the Company had the right from time to time at its discretion, any time after the three month anniversary of the shares underlying the Alpha SPA being registered for resale, to direct Alpha to purchase a specified amount of Ordinary Shares (each such sale, a “Put”) by delivering written notice to Alpha (each, a “Put Notice”).

The Company agreed to pay a commitment fee to Alpha equal to 1.5% of the commitment amount, payable in shares, or 36,341 Ordinary Shares.

On June 6, 2024, the Company entered into an amendment (the “Alpha Amendment”) to the Alpha SPA. The purpose of the Alpha Amendment was to clarify that the maximum amount that can be raised per month under the Alpha SPA is $833,333, and not $500,000 as specified in the Alpha SPA.

On July 19, 2024, the Company consummated the transactions pursuant to a Securities Purchase Agreement (“Alpha July SPA”) and issued and sold to Alpha a promissory note (the “Alpha Note”) and warrants (the “Alpha Warrant”), for gross proceeds to the Company of $747.5 thousands, before deducting fees and other offering expenses payable by the Company. Funding of the proceeds occurred on or about July 26, 2024. The Company used the net proceeds from the sale of the Alpha Note for working capital and general corporate purposes. The Alpha Note is in the principal amount of $1,150 thousands (the “Alpha Principal Amount”) and carried an original issue discount of 35%.

Alpha had the right, at any time, to convert all or any portion of the then outstanding and unpaid Alpha Principal Amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the lesser of $174 or 80% of the lowest volume weighted average price of the Company’s Ordinary Shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Alpha Note including for fundamental transactions.

Pursuant to the Alpha July SPA, the Company issued to Alpha the Alpha Warrant to purchase up to 7,317 Ordinary Shares, with an exercise price of $178 per share, subject to customary adjustments and certain price-based anti-dilution protections, and could be exercised at any time until the five and one-half year anniversary of the Alpha Warrant.

On April 2, 2025, the Company entered into an Agreement and Release (the “Alpha Release Agreement”) with Alpha, with respect to certain potential disputes the Company had with Alpha regarding loans Alpha made to the Company in 2024. Pursuant to the Alpha Release, the outstanding amounts owed under the April Note, was adjusted to equal $1,921 thousand, which amount was then automatically deemed converted into 408,551 Ordinary Shares of the Company at a conversion price per share of $4.70250014886352. The Company agreed to defer the issuance of an aggregate of 265,215 of such shares pursuant to the terms of the Alpha Release.

As a result of the Alpha Release and the transactions contemplated in the Alpha Release, all indebtedness as between the Company and Alpha has been deemed repaid in full and none of such loans are in any way in further force or effect. The Agreement provides that each party fully releases the other for any and all claims against the other, other than with respect to claims to enforce the Agreement and as otherwise provided in the Agreement.

As of the date of this Report, all of the July Warrants fair value were converted to 7,188 ordinary shares, the Alpha Note and the April Note have been fully converted and the Company issued to Alpha all Ordinary Shares committed under the April SPA and Alpha July SPA, and all the April Warrants were converted into Ordinary Shares of the Company.

On May 9, 2025, the Company terminated to Alpha SPA in order to facilitate the RBW Purchase Agreement.

PMB Partners

On July 10, 2024, the Company entered into the PMB LOI as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Pursuant to the PMB LOI, among other things,

●	The existing indebtedness the Company owes to PMB was $1.3 million (the “PMB Total Outstanding Debt”), and was reorganized so that:

○	$800,000 of which will be evidenced by a new convertible promissory note (“$800,000 Note”) that (i) was subject to 15% interest (20% default interest), (ii) had a maturity date of December 31, 2024, (iii) was subject to a mandatory prepayment provision from the proceeds of any raising of debt or equity in an amount equal to or in excess of $10,000,000 in the aggregate in one or more occasions from the July 10, 2024, (iv) was able to be converted at the election of the Company into up to 2,673 Ordinary Shares of the Company at a conversion price per share of $299.25 and (v) was subject to conversion limitations so that PMB shall not own in excess of 19.7% of voting power of the Company; and

○	$500,000 of which was evidenced by a new non-convertible promissory note (“$500,000 Note”, and together with the $800,000 Note, the “Senior Promissory Notes”) that (i) was be subject to 15% interest (20% default interest), (ii) had a maturity date of December 31, 2024 and (iii) was subject to certain tax gross-ups of up to $35,000; and

●	PMB exchanged the 11,833 shares it owned in trueGold for 1,021 Ordinary Shares of the Company.

●	The Company issued 1,817 Ordinary Shares of the Company as consideration for PMB entering into the PMB LOI, irrevocably waiving certain clawback rights held by PMB as of July 10, 2024 and releasing a pledge of shares issued by trueGold as collateral for the payment in full of the PMB Total Outstanding Debt. As a result, the Company’s holdings in trueGold increased to 52.9%.

The definitive agreements related to the above described transactions, consisting of a subscription agreement, a notes exchange agreement, a share exchange agreement, the Senior Promissory Notes (collectively, the “PMB Definitive Agreements”), with terms consistent with the PMB LOI were all dated as of September 4, 2024 and executed and delivered on or about September 9, 2024.

On May 13, 2025 and effective March 31, 2025, the Company entered into an Amendment #2 to Promissory Note (“Second Amendment”) and an Amendment #2 to Senior Note (“Senior Note Second Amendment”) with PMB. The Second Amendment and the Senior Note Second Amendment amended the maturity date of the Senior Promissory Notes to November 30, 2025 and amended the interest rates of the Senior Promissory Notes to 18% per annum. In addition, all accrued and unpaid interest was capitalized and added to the principal of the applicable Senior Promissory Note.

Share Issuances to Certain Debtholders

In July 2024, pursuant to Conversion and Exchange Rights Agreements, the Company issued an aggregate of 1,904 Ordinary Shares to certain former debtholders of the Company upon conversion and settlement of an aggregate of $110,000 and AUD859,500 of liabilities owed to the debtholders. Furthermore, the Company issued 32 5-year warrants to one of the debtholders at an exercise price per share of $4.71. As a part of the exchange and conversion, the Company and the former debtholders entered into a Shareholder Voting Agreement.

The issuance of the Ordinary Shares and warrants in exchange for the cancellation and forgiveness of the indebtedness was part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash.

$2,910,000 Offering

On February 16, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton LLC (the “Underwriter”) relating to the public offering of approximately 5,672 Ordinary Shares of the Company, at a subscription price per share of $513.

On February 20, 2024, the Company closed an underwritten public offering of securities for gross proceeds of approximately $2.91 million, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company (the “EF Hutton Offering”). The EF Hutton Offering was pursuant to the Underwriting Agreement relating to the public offering of 425,427 Ordinary Shares at a subscription price per share of $6.84. Additionally, to the extent that the purchase of such shares would cause the beneficial ownership of a purchaser in the EF Hutton Offering, together with its affiliates and certain related parties, to exceed 4.99% of the Ordinary Shares, the Company agrees to issue the underwriter, for delivery to such purchasers, at the election of the purchasers, a number of pre-funded warrants which are initially convertible on a 1-for-1 basis into Ordinary Shares, at a price per pre-funded warrant of $6.78 (100% of the public offering price allocated to each firm share less $0.06).

The net proceeds to the Company upon the closing of the EF Hutton Offering, after deducting the underwriting commissions and estimated offering expenses payable by the Company, were approximately $2.66 million. The Company used the net proceeds from the offering for (i) sales and marketing; (ii) payment of certain outstanding liabilities and working capital; and (iii) digital branding consulting services. The Company entered into various agreements with consultants to provide the marketing and digital branding consulting services, effective as of the closing of the EF Hutton Offering (described below).

Pursuant to the Underwriting Agreement, the Company paid the underwriter a cash fee equal to 2.5% of the gross proceeds of the EF Hutton Offering, and also paid $100,000 of expenses of the underwriter in connection with the EF Hutton Offering.

As of December 31, 2024, the Company issued 1,620 ordinary shares at a subscription price per share of $513 and 4,052 ordinary shares due to Pre-Funded Warrants exercise at a price per Pre-Funded Warrant of $508.

Letter Agreement with Yorkville

In February 2023, we entered into the Yorkville SEPA with Yorkville, whereby we had the right, but not the obligation, to sell to Yorkville up to $25.0 million of our Ordinary Shares at our request, subject to the terms therein. We received as loans Pre-Paid Advances (as defined in the Yorkville SEPA) of $3.5 million, all of which as of April 29, 2024, were converted into our Ordinary Shares or repaid in cash.

On February 2, 2024, the Company entered into a Letter Agreement with Yorkville, dated February 1, 2024 (the “Yorkville Letter Agreement”), which amends and supplements the Yorkville SEPA pursuant to which, among other things, Yorkville advanced to the Company pre-paid advances in the aggregate of $2 million evidenced by a convertible promissory note issued to Yorkville dated May 23, 2023 as amended by that Letter Agreement dated July 27, 2023. The Company further agreed to issue to Yorkville a 5-year warrant to purchase 8,772 Ordinary Shares of the Company at an exercise price of $0.06 per share.

On April 13, 2024, the Company exercised its right of termination under the Yorkville SEPA and sent to Yorkville a termination notice, which became effective on or about April 19, 2024.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the “Lease”). Under the Lease, SMX Israel is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Contractual Obligations – Abri Advisors Loan Agreement - Promissory Note Financing, - Alpha, and - PMB Partners,” above, which are incorporated in their entirety into this “Borrowings” section.

LP Convertible Note

On January 25, 2023, the Company received an amount of $250,000 in consideration for issuance of a convertible note (the “LP Convertible Note”) and two types of warrants, to Lee Pinkerton (“LP”). The LP Convertible Note is in the principal amount is $250,000 and the maturity date is the earlier of December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Note has an interest rate of 15% per annum and shall be converted into Ordinary Shares at LP’s discretion, at a fixed conversion price of $470,250 per ordinary share. In addition, the Company has the right to satisfy the payment of the principal amount of the LP Convertible Note through the issuance of the Company’s Ordinary Shares at a 20% discount to the 20 trading day VWAP preceding the maturity date.

As part of the LP Convertible Note transaction, the LP was granted two types of warrants: (i) 0.27 bonus warrants to purchase Ordinary Shares at an exercise price of $541 per share (“Bonus Warrants”); and (ii) 0.26 redeemable warrants to purchase Ordinary Shares of the Company at a purchase price of $541 per share (“Redeemable Warrants”). The Bonus Warrants have a term of five years commencing upon the Business Combination. The Redeemable Warrants have a term of five years commencing upon the Business Combination. Additionally, 50% of the Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $235.125 per warrant. LP has the option to decide whether the Company will satisfy any or each redemption through the issuance of Ordinary Shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

Bridge Loans

Security Matters PTY and the Company borrowed an aggregate of $3,860 thousand from private investors between September 2022 and January 2023. All of such loans have an interest rate of 10% per annum. Each such lender (except for one lender which lent an amount of $1,000 thousand which is not entitled to the redeemable warrants), further received 20% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $540,787.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $540,787.50 per share and a first priority security interest in the shares of Security Matters PTY’s interest in trueGold. In March 2023, the Company signed an addendum to the Bridge Loans agreements which converted $1,350 thousand into 408 Ordinary Shares and deferred the remaining cash payments to March 31, 2024.

On September 6, 2023, the Company entered into the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and issued and sold to an institutional investor a promissory note with a fixed conversion price of $3,501 and warrants, for gross proceeds to the Company of approximately $2,500 thousand, before deducting fees and other offering expenses payable by the Company. The note is in the principal amount of $4,290 thousand. The actual amount loaned by the investor pursuant to the Note is $2,574 thousand after a 40% original issue discount. Additionally, as part of the transaction, the Company issued two warrants to the Investor, an “A” Warrant and a “B” Warrant. The A Warrant for 1,838 Ordinary Shares has an exercise price of $4.70 per share, subject to customary adjustments, and may be exercised at any time until the five-year anniversary of the A Warrant. The B Warrant for 1,225 Ordinary Shares has an exercise price of $3,501 per share, subject to customary adjustments, and may be exercised at any time until the five-year anniversary of the B Warrant.

As of December 31, 2024, the investor converted all of the principal amount of the convertible promissory note into an aggregate of 1,225 Ordinary Shares and exercised all warrant A’s and B’s into Ordinary Shares of the Company.

Kamea

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert $657 thousand of indebtedness under the loan agreements into 227 ordinary shares of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management’s estimation the fair value of this indebtedness as of December 31, 2024 was $21.

Government Grants

As of December 31, 2024 and December 31, 2023, the Company has a contingent liability of $146 thousand and $153 thousand, respectively, for government grants it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

In January 2015, the Company entered into the Isorad License Agreement, according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of the next M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of ours and similar event) Security Matters PTY is to pay a cash amount equal to 1.5% of the Exit Consideration (as such term is defined in such agreement). Additionally, Isorad was issued 864,000 options to purchase shares of Security Matters PTY and is entitled to receive 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and any amount actually received against equity or other funding during a period of 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof). This will not apply to any future offer of shares, merger or sale of assets thereafter. As of December 31, 2024, based on the funds the Company actually received, the Company recognized a technology license intellectual property asset at the amount of $158 thousand against a liability that reflects the due amount.

Warrant Reset Offer

On December 8, 2023, the Company consummated an inducement offer letter agreement with certain holders of the Company’s outstanding Warrant Bs to purchase Ordinary Shares of the Company. The Warrant Bs were issued on June 27, 2022 and had an exercise price of $11,286 per share. Pursuant to the inducement letter, the holders agreed to exercise for cash their Warrant Bs to purchase an aggregate of 284 Ordinary Shares at a reduced exercise price of $2,458 per share in consideration for the Company’s agreement to issue new warrants to purchase, in the aggregate, up to 425 of the Company’s Ordinary Shares at an exercise price of either (i) $4.7025 per share in an amount not to exceed 75% of the new warrant shares, or (ii) $2.458 per share, in the discretion of the warrantholders. The Company received aggregate gross proceeds, before payment of transaction fees and expenses, of approximately $1,000 from the exercise of the Warrant Bs by the holders. In January 2024, the holders of such reset warrants exercised 213 warrants pursuant to the option described above under clause (i), and as a result we issued an aggregate of 213 Ordinary Shares.

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

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2024, the ILS increased against the U.S. dollar by approximately 0.6%, the AUD decreased against the U.S. dollar by approximately 8.5%, the EUR decreased against the U.S. dollar by approximately 5.5% and the SGD decreased against the U.S. dollar by approximately 2.6%.

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

Plastics, Rubber and Other Materials

In 2022, Security Matters PTY completed a successful trial of marking recycled plastics by studying the impact of gravimetric and volumetric feeding methods on final Post Consumer Recyclate (“PCR”), readings. The compounding master batch and extrusion processes of these trials were performed on a pilot scale in a fully commercial and industrial facility. The Company’s team demonstrated its ability to manage the process remotely, indicating the viability of industrial scale adoption.

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

In March 2023, the Company announced that it succeeded for the first time in verifying a marker substance for natural rubber in a tire and so throughout the entire production process. The dedicated marker technology is designed to create greater transparency along the entire value chain of tires and technical rubber products. Provided with special security features, the use of the marker substances enables the invisible marking of natural rubber with information on its geographical origin. This means, for example, that responsibly sourced natural rubber and its origin can be verified at every stage of the supply chain all the way through to the customer.

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

The Company expects that the new marker technology will be used on a larger scale in the future during the process of sourcing its rubber and also to integrate it in other rubber products. As part of the industrialization of this technology, it is conceivable to link the markers with blockchain technology. This could provide additional support for tamper-free monitoring of compliance with quality standards and quality criteria along the complex supply chain of natural rubber.

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

Plastic Cycle Token

On November 28, 2023, the Company announced the planned launch of a plastic cycle token, scheduled for release in the end of 2025. The initiative is being designed to present a reliable, ethical digital credit platform, aiming to capitalize on billions of dollars in recyclable plastics credits in a newly created market.

The tradeable plastic cycle token is being designed to enable companies to transition towards sustainable practices, encouraging entities within and outside the plastic ecosystem, including oil producers and waste management firms, to increase recycled content utilization.

This initiative is also expected to position the Company’s Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using the Company’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity.

Gold and Other Metals

Gold

Security Matters PTY formed a joint initiative with Perth Mint to develop a mine-to-marketplace ethical gold supply chain technology solution. Since the incorporation of trueGold in June 2020, this research and development project aims to promote a ‘mine to product’ transparency solution dedicated to responsible mining of materials. Security Matters PTY’s track & trace technology provides information on the origin of the materials and how they move across production and distribution chains towards recycling and back to refining.

On July 29, 2020, Security Matters PTY signed a shareholders’ agreement with W.A. Mint Pty Ltd. (“Perth Mint”) and trueGold. The shareholders’ agreement and the ancillary agreements discuss the establishment of a new entity-trueGold-by Security Matters PTY and Perth Mint. Security Matters PTY granted to trueGold, subject to the terms of the trueGold License Agreement, an exclusive, worldwide, perpetual license to use Security Matters PTY’s technology for the purpose of commercializing it within the industry comprising gold as a precious metal. Security Matters PTY owns any development of its intellectual property and, while trueGold owns all generated data it creates, trueGold granted to Security Matters PTY a free non-exclusive, irrevocable, perpetual, royalty free license to use the generated data, subject to regulatory requirements and to the extent that it relates to the Isorad License Agreement technology or Security Matters PTY’s technology. The parties agreed that neither Perth Mint or Security Matters PTY are required to provide any funding to trueGold and that any investment by any of them in trueGold from time to time will be by way of in-kind contributions. Third party equity investors will contribute the working capital will fund R&D, development capital and other expenses in accordance with the business plan.

Other than with the consent of the other shareholders or between affiliates (defined, inter alia, as a related body corporate of a shareholder; a company in which the shareholder beneficially owns 50% or more of the issued shares) a transfer of shares will be done subject to a right of first refusal of the other shareholders, whom will also have tag-along rights and a drag-along (as elaborated below). Under the constitution (as amended in July, 2022, to add the specific right of Security Matters PTY to purchase shares before any other shareholders) any shareholder wishing to transfer shares must notify the board of directors and, before the board of directors authorize the transfer of any share or shares, the share or shares must first have been offered to Security Matters PTY (for its own benefit and unless Security Matters PTY is 50% owned by one entity), and if the Company does not notify within 30 days that it wishes to purchase, then to all other shareholders (including Security Matters PTY) at a price to be agreed on by the transferor and the directors of trueGold. If the transferor and the directors of trueGold are unable to agree on a price, the price of the relevant shares will be a price which: represents a fair market price; and is determined by expert determination administered by the Australian Disputes Centre (ADC) in accordance with the ADC Rules for Expert Determination which are operating at the time the matter is referred to ADC, which Rules are incorporated into the constitution of trueGold. The determination of such person in relation to the price of the relevant shares will be final and binding on all shareholders.

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

The board of directors of trueGold was agreed to consist of not less than three and not more than seven. The board is comprised as follows: Security Matters PTY may appoint (remove or replace) up to two directors; Zeren Browne; Perth Mint may appoint (remove or replace) up to two directors; and Hugh Morgan, who is a non-executive, independent chair. A list of resolutions was set, which require a board majority including at least one Security Matters PTY appointed director and one Perth Mint appointed director. Another list of resolutions was set, which require a resolution carried by a majority of the shareholders including Security Matters PTY and Perth Mint. trueGold and Yahaloma agreed to bear the payments to Soreq related thereto of 4.2% of its revenues. The Company’s CEO, Mr. Haggai Alon, provides CEO services to trueGold and reports to the board of directors of trueGold, and Zeren Browne provides general manager services to trueGold.

On October 3, 2023, Security Matters PTY entered into the trueGold Investment Agreement with trueGold. Pursuant to the trueGold Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 trueGold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of the trueGold Shares such that Security Matters PTY’s holdings in trueGold was increased to 51.9% of the total issued and outstanding shares of trueGold, making Security Matters PTY the majority owner of trueGold. Additionally, the trueGold License Agreement was amended to include additional intellectual property of Security Matters PTY to be licensed to trueGold thereunder. Security Matters PTY shall further supply to trueGold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

Thereafter, on July 10, 2024, in connection with the PMB LOI, Security Matters PTY’s ownership in trueGold was increased from 51.9% to 52.9%. See “Item 4. Information of the Company – A. History and Development of the Company – PMB Partners, LP Letter of Intent”.

trueSilver

On June 7, 2023, we announced that we were in the process of creating a new subsidiary, trueSilver, and that entered into a 120-day exclusive agreement with Sunshine, to create a path to full transparency and traceability for silver products from mine site to final products and recycling and the creation of an industry standard.

In July 2023, we transferred the ownership of our wholly owned granddaughter company “Security Matters Canada Ltd.” from ownership by our subsidiary Security Matters PTY to direct ownership by the Company and renamed it “TrueSilver SMX Platform Ltd”.

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

Non-Ferrous Metals

On November 29, 2022, Security Matters PTY signed a products distribution and SAAS reseller agreement with Sumitomo. Under such agreement, Security Matters PTY appointed Sumitomo to act as Security Matters PTY’s exclusive, worldwide distributor to market and sell markers, readers and Security Matters PTY services to customers for application in the Non-Ferrous Metals Market only, subject to the customer entering into with Security Matters PTY its standard product license agreement.

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

Alcoholic Beverages

In December 2021, Security Matters PTY acquired all the holdings SMX Beverages Pty Ltd, a joint venture incorporated in February 2020 for the promotion of solutions in the alcoholic beverage industries including in relation to the prevention of counterfeit alcoholic beverages, circular economy concepts and packaging and supply chain within those industries. Security Matters PTY has furthered advanced progress on source tracing utilizing food-grade markers with regard to glass bottles used for alcoholic beverages and key ingredients in the production of alcoholic beverages, to include grapes, wheat, barely, and hops.

Diamonds and Precious Stones

On April 30, 2019, Security Matters PTY signed an agreement with Trifecta for the commercialization of Security Matters PTY’s trace technology in the diamonds and precious stone industry. Under the terms of the agreement, Security Matters PTY and Trifecta established a new entity-Yahaloma Technologies Inc., which is equally held by Security Matters PTY and Trifecta.

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

Security Matters PTY continues to develop the technology and will supply Yahaloma technical services. Security Matters PTY bears the cost of such R&D services but the agreed hourly costs of Security Matters PTY’s staff is recorded as a shareholders loan of Security Matters PTY to Yahaloma, once the first $250,000 to be paid by Trifecta are exhausted (which is yet to happen). Trifecta supplies Yahaloma diamonds and other raw materials, which remain in the ownership of Trifecta. If Security Matters PTY causes damage to such diamonds during the R&D process, this will be reported the Trifecta and the damage recorded as a shareholders loan of Trifecta to Yahaloma. Trifecta will supply Yahaloma services of business development. Trifecta bears the cost of such services but the agreed hourly costs of Trifecta’s staff is recorded as a shareholders loan of Trifecta to Yahaloma. Management of Yahaloma is agreed to be jointly, with certain special resolutions requiring agreement of both parties. Actual day-to-day management is in Canada.

In addition to the shareholders loan extended by man-hours as stipulated above, the parties covenanted to extend up to $1 million to Yahaloma ($350,000 by Security Matters PTY and $650,000 by Trifecta, with $250,000 extended by Trifecta registered as capital and all other funds as shareholders loans). Funds were agreed to be injected upon reaching certain milestones. The Security Matters PTY loan of $350,000 are to be injected only upon reaching future milestones and only if such funds will be required, which stage has not yet arrived. Such Security Matters PTY loan will bear an interest rate of 5% per annum. Upon Yahaloma being able to repay the shareholders loans, first a sum of $250,000 will be repaid to Trifecta and then all other shareholders loans will be repaid pro-rata. Only after repayment of all shareholders loans will Yahaloma distribute profits.

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

Electronics

Security Matters PTY has joined an alliance formed by six founding partners, among them the World Business Council for Sustainable Development, to set a shared vision for a circular economy for electronics, called the Circular Electronics Partnership. This group of global companies has been brought together to reduce e-waste and to commit to a roadmap for a circular economy for electronics by 2030. On December 26, 2024, the Company announced that it achieved integration of its markers in NFC and RFID chips.

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

On December 26, 2024, coinciding with the announcements of the Company’s integration of its markers in NFC and RFID chips and the ability of the marker’s coating to withstand 150 degrees Celsius, the Company identified the potential for the use of the markers in wearable technology and active wear.

Intellectual Property

The ability of the Company to develop and maintain proprietary information technology is crucial to our success. Since 2015, Security Matters PTY technology has been protected by more than 20 patent families and more than 100 patents filed around the world in various stages with respect to our marking and reading technologies. The table below lists the 20 patent families. Under each patent family, we note the countries under which such patents have been filed.

The following table provides a list of Security Matters PTY’s patents that have passed the international phase (PCT) and may be publicly disclosed:

Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App#’s	US Filing Date	US Patent #	US Publication	US Expiration Date
1	US Taiwan Japan China Europe Israel Republic of Korea	PCT	System and method for reading x-ray-fluorescence marking	Registered	15/563,756 16/709,804	Mar 2016 Mar 2016	US10539521B2 US10969351B2	Jan.2020 Apr 2021	Jul 2036 Mar 2036

2	US Australia China Europe Israel Japan Korea	PCT	Authentication of metallic objects	Registered	16/074,226	Feb 2017	US11446951B2	Sep 2022	Jan 2040

3	US Australia Europe Israel Korea	PCT	Access control system and method thereof	Published/ Pending	16/083,966	Mar 2017	US20200242865A1	Jul 2020

4	US Australia China Europe Israel Japan Korea	PCT	A method and a system for XRF marking and reading XRF marks of electronic systems	Registered Registered	16/091,222 16/834,732	Apr 2017	US10607049B2	Mar 2020	Apr 2037

5	US Australia China Europe Austria Germany Estonia Spain Finland France Great Britain Latvia Sweden Israel Japan Korea	PCT	An XRF analyzer for identifying a plurality of solid objects, a sorting system and a sorting method thereof	Registered	US16/311,290	Jun 2021	US10967404B2	Apr 2021	Dec 2037

6	US Australia Canada Europe Israel South Africa	PCT	Method for marking and authenticating precious stones	Registered Pending	16/328,526 17/666,866	Aug 2017	US11320384B	May 2022	Oct 2038

Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App’s	US Filing Date	US Patent #	US Publication	US Expiration Date
7	US Australia China Europe Israel Korea Taiwan Japan Ukraine	PCT	X- ray fluorescence system and method for identifying samples	Registered	16/334,431	Sep 2017	US11112372B2	Sep 2021	Jun 2038

8	US Australia China Europe Israel Japan Korea	PCT	Method for Detecting Mishandling and Misuse of Food Products	Pending	16/336,712	Sep 2017	US20210321649A1	Oct 2021

9	US Australia China Europe Israel Japan Korea	PCT	XRF-Identifiable Transparent Polymers	Registered	16/340,913	Oct 2017	US11193007B2	Dec2021	Apr 2038

10	US Australia China Europe Israel Japan Korea	PCT	A System for Virtual Currency based on Blockchain Architecture and Physical Marking	Pending	16/609,686	May 2018	US20200184465A1	Jun 2020

11	US Australia Europe Israel Korea - Application discontinuation	PCT	An Object Marking System for Authentication and Verification	Registered	16/609,700	May 2018	US11221305B2	Jan 2022	Oct 2038

12	US Australia Canada China Europe Israel Japan Korea	PCT	Management of Recyclable Goods and Their Source Materials	Application Filed	17/766,874	Oct 2020	WO2021070182A1	Apr 2021

13	US Australia China Europe Hong-Kong Israel Japan Korea	PCT	Systems and Methods for Supply Chain Management and Integrity Verification Via Blockchain	Application filed	16/980,693	Mar 2019	WO2019175878A1	Sep 2019

Patent Family	Countries	Type	Title and Type of Patent Protection	US Status	US App#’s	US Filing Date	US Patent #	US Publication	US Expiration Date
14	US Australia Azerbaijan Brazil Canada China Europe Hong-Kong Indonesia Israel Japan Korea Malaysia Singapore Uzbekistan	PCT	System and Method for Detection and Identification of Foreign Elements in a Substance	Application filed	17/285,167	Oct 2019	US20210325323A1	Oct 2021

15	US Australia Canada Europe Israel Japan Korea	PCT	Method and System for Classification of Samples	Application filed	17/594,406	Apr 2020	WO2020212969A1	Oct 2022

16	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency in Production Value Chains	Pending Pending	17/626,916 17/626,923	Jul 2020 Jul 2020	US20220251252A1 US20220259356A1	Aug 2022 Aug 2022	Pending Pending

17	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency in Production Value Chains	Pending Pending	17/626,916 17/626,923	Jul 2020 Jul 2020	US20220251252A1 US20220259356A1	Aug 2022 Aug 2022

18	US Australia Canada Europe Israel Japan Korea	PCT	Traceable Composite for Marking Seeds and Plants	Application Filed	17/639,397	Sep 2020	20220312711 A1	Oct 2022

19	US Australia Canada China Europe Israel Japan Korea	PCT	Management of Recyclable Goods and Their Source Materials	Application Filed	17/769,175	Oct 2020	WO2021074919A1	Apr 2022

20	PCT/ IL2021/050325	PCT	Device and Method for Detection of Viruses By XRF	Application filed		Mar 2021	WO2021191899A1	Sep 2021

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

Patent Family 6:

Method for marking and authenticating precious stones (US16/328,526, granted, expires 20/10/2038, US Divisional 17/666,866, pending, filed 08/02/2022). Abstract: Method and systems are presented for authentication of precious stones, according to their natural ID and/or predetermined markings created in the stones, based on unique characteristic radiation response of the stone to predetermined primary radiation.

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

Patent Family 8:

Method for Detecting Mishandling and Misuse of Food Products (US16/336,712, Pending, filed 25/09/2017). Abstract: The present invention provides a method of labeling a product for human or animal use with an XRF identifiable label, the method comprising forming a pattern of at least one FDA-grade material identifiable by XRF on at least an area of the product. Wherein the pattern is optionally at least partially invisible to the naked eye and has predefined identifiable properties, wherein the product is selected from foods, therapeutics and cosmetics.

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

Patent Family 16:

Traceable Composite Polymers and Preparation Methods Thereof Traceable Composite Polymers and Preparation Methods Thereof for Providing Transparency In Production Value Chains (US17/626,916, Pending, filed 15/07/2020; US17/626,923, Pending, filed 15/07/2020). Abstract: The present invention is in the field of polymers comprising XRF identifiable tracers allowing information to be encoded by the polymers, and in particular polymers for conservation, restoration and retouching in artworks, electronics, coatings, plastics etc.

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

E. Critical Accounting Estimates

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

trueGold Business Combination

On October 3, 2023, the Company has signed an agreement with trueGold shareholders to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in true-Gold and resulted in the Company’s gain of control over trueGold. trueGold uses the Company’s advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of trueGold diversifies the Company’s operations into trueGold’s pioneering ventures in research and development and revenue commercialization.

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

The total cost of the business combination comprised a full forgiveness of the outstanding payables from trueGold to the Company which amounted to AUD 475 thousand (approximately $307 thousand) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in trueGold.

See Note 2 in the notes to our consolidated financial statements appearing elsewhere in this Annual Report for a description of critical accounting estimates.

On July 10, 2024, the Company entered into the PMB LOI. Under the PMB LOI, the Company restructured $1.3 million of its debt owed PMB. Subsequently, the Company entered into the PMB Definitive Agreements reflecting the terms of the PMB LOI. PMB exchanged its shares in trueGold, for 1,022 (1%) Company shares, and the Company’s ownership percentage in trueGold increased from 51.9% to 52.9%.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following sets forth certain information, as of May 14. 2025, concerning our executive officers and members of the Board.

Name	Age	Position
Director
Ophir Sternberg	54	Chairman of the Board
Haggai Alon	51	Director
Amir Bader	62	Director
Pebble Sia Heui-Chieh	52	Director
Roger Meltzer	74	Director
Thomas Hawkins	64	Director
Zeren Browne	46	Director
Executive Officers
Haggai Alon	51	Chief Executive Officer
Amir Bader	62	Interim Chief Financial Officer
Zeren Browne	46	Executive Vice President, Chief Strategy Officer, Managing Director of trueGold

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

Haggai “H” Alon. Haggai “H” Alon is the founder of Security Matters (SMX) and has served as the CEO of SMX Israel since 2015 and a director and CEO of SMX since July 2018. Mr. Alon is also the CEO and a board member of trueGold since June 2020. Mr. Alon has over 25 years of experience in commercializing technology. Haggai Alon held several roles at the Ministry of Defense and was the CEO of an economic consulting firm focusing on M&A. He has a master’s degree from the Tel Aviv and Haifa Universities in international relations and political science. Out of a total of 27 patent families filed in the name of Security Matters PTY, Haggai Alon is a named inventor on 26 of them. Most of the applications that are part of these patent families are under examination, many are still unpublished. In 7 of the 26 patent families Haggai Alon is a named inventor, the patents have been issued in a variety of jurisdictions. Presently, Haggai Alon is a named inventor on 19 patents, all of which are in the public domain. He has also published a White Paper-New Plastic Economic Order: To regulate the entire value chain, not just the product, which calls for a transition to a new regulatory approach by the EU over plastics. Mr. Alon’s founding of Security Matters and his experience as CEO of Security Matters since 2015 makes him a valuable asset to our board.

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

Pebble Sia Huei-Chieh. Ms. Sia has been the Managing Director of Esquire Law Corporation since 2002, a niche Singapore firm she founded that specializes in cross-border mergers and acquisitions, strategic and venture capital investments, structured debt financing and equity securities, joint ventures, and general corporate and commercial law. She is Independent Non-Executive Director, Chairman, Nominating Committee, and Member, Audit Committee and Remuneration Committee, of Singapore Shipping Corporation Limited (a company listed on the Mainboard of the Singapore Exchange Limited), a car carrier ship owner, shipping and agency services; a non-executive Director of a venture investment firm for a Singapore family office; and a non-executive Director of a London-based luxury fashionwear company. She is also a non-executive director of two real estate investment companies.

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

Roger Meltzer, Esq. Mr. Meltzer practiced law at DLA Piper LLP from 2007 and held various roles: Global Co-Chairman (2015 through 2020), and currently as Chairman Emeritus; Americas Co-Chairman (2013 through 2020); Member, Office of the Chair (2011 through 2020); Member, Global Board (2008 through 2020); Co-Chairman, U.S. Executive Committee (2013 through 2020); Member, U.S. Executive Committee (2007 through 2020); and Global Co-Chairman, Corporate Finance Practice (2007 through 2015). Prior to joining DLA Piper LLP, Mr. Meltzer practiced law at Cahill Gordon & Reindel LLP from 1977 to 2007 where he was a member of the Executive Committee from 1987 through 2007, Co-Administrative Partner and Hiring Partner from 1987 through 1999, and Partner from 1984 through 2007. Mr. Meltzer currently serves on the Advisory Board of Harvard Law School Center on the Legal Profession (May 2015-Present); and the Board of Trustees, New York University Law School (September 2011-Present); and previously served on the Corporate Advisory Board, John Hopkins, Carey Business School (January 2009-December 2012). He has previously served on the board of directors of: Lionheart II Corp (March 2021 to May 2022), Lionheart III Corp (March 2021 to August 2022), Haymaker Acquisition Corp. III (February 2021 to July 2022), certain subsidiaries of Nordic Aviation Capital (December 2021 to April 2022), The Legal Aid Society (November 2013 to January 2020), Hain Celestial Group, Inc. (December 2000 to February 2020), American Lawyer Media (January 2010 to July 2014) and The Coinmach Service Corporation (December 2009 to June 2013). Mr. Meltzer has also received several awards and honors and has been actively involved in philanthropic activity throughout his career. Mr. Meltzer received Juris Doctor degree in law from New York University School of Law and an A.B. from Harvard College. In February 2021, Mr. Meltzer joined the board of directors of Haymaker Acquisition Corp. 4, a special purpose acquisition company focused on identifying and implementing value creation initiatives within the consumer and consumer-related products and services industries. In May 2022, Mr. Meltzer joined the board of directors of MSP Recovery, Inc. following its business combination with Lionheart Acquisition Corp. II. In August 2022, Mr. Meltzer joined the board of directors of the Company following the Business Combination. In April 2023, Mr. Meltzer joined the board of directors of Cyxtera Technologies, Inc., a company specializing in colocation and interconnection services, with a footprint of more than 60 data centers in over 30 markets. In November 2023, Mr. Meltzer joined the board of directors of Audacy Inc., a leading multi-platform audit content and entertainment company. Mr. Meltzer also serves on the board of directors of various private companies as well.

Zeren Browne. Ms. Browne has previously held senior management roles and led the marketing and commercial business activities for brands under luxury & lifestyle conglomerates LVMH and Estee Lauder Companies. Ms. Browne has been the Executive Vice President and Chief Strategy Officer, of the Company and its predecessors since July 2018. She was formerly the Managing Director at Mulloway Pty Limited from October 2016 to July 2020 and is currently the Managing Director of trueGold since June 2020. Ms. Browne holds a Bachelor of Commerce Degree and an advanced MBA Degree from The University of Western Australia, where she was awarded the Dux and The Women in Management Scholarship. Ms. Browne brings more than 20 years’ experience in global marketing and strategic brand management to our board.

Information about Executive Officers

Haggai Alon. See “Information about Directors” above.

Amir Bader. See “Information about Directors” above.

Zeren Browne. See “Information about Directors” above.

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The Company has elected to (a) amend its 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, (c) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants, and (d) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(c)(2)(A) that require the Company to have an audit committee of at least three members.

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

At the closing of the Business Combination, the Company entered into indemnification agreements with each of its directors to provide contractual indemnification providing for indemnification and advancements by the Company of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Company, and to Lionheart if applicable or, at Lionheart’s request, service to other entities, as officers or directors occurring at or prior to the Business Combination, to the maximum extent permitted by applicable law.

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

B. Compensation

The aggregate compensation paid by the Company to the Board for the fiscal year ended December 31, 2024 was approximately $606,109. The compensation for the year ended December 31, 2024 amount included 9,548 shares and options that were granted to its directors as a group, with a value of $606,109.

The aggregate compensation paid by the Company to the Board for the fiscal year ended December 31, 2023 was approximately $684,000. The compensation for the year ended December 31, 2023 amount included 64 shares that were granted to its directors as a group, with a value of approximately $147,996.

The aggregate compensation paid by the Company to its senior executive officers for the fiscal years ended December 31, 2024 and December 31, 2023 was approximately $528,687 and $1 million, respectively. In fiscal year 2024, we granted an aggregate of 5,047 restricted stock units and options to our executive officers, with a value of approximately $528,687. In fiscal years 2023 and 2022, our predecessor granted stock option awards to its executive officers to acquire an aggregate of 94 of Security Matters PTY’s ordinary shares, all of the options are subject to performance condition. In fiscal year 2023, we granted an aggregate of 81 restricted stock units to our executive officers, with a value of approximately $88,891.

The Company’s CEO, CFO and Executive Vice President are subject to the terms of their employment agreements with SMX Israel. The Company’s interim CFO is not being paid a salary for such services. It is expected that any executive compensation program beyond existing arrangements will include:

●	annual base salaries;

●	performance bonus opportunities, potentially in cash and/or equity awards;

●	long term incentive compensation in the form of stock options, restricted stock and stock appreciation awards, among others; and

●	with regard to key executive officers, formal employment arrangements to include change of control provisions.

Independent Director Compensation

For the fiscal year ended December 31, 2024, the independent directors were granted restricted stock units and options in an amount equal to $218, which fully vested on the grant date (partially subject to conditional acceleration clauses), and were settled in Ordinary Shares, subject to such director’s continuous services as a director until such time and earlier vesting due to a change of control. In addition, each committee chair is entitled to receive an additional grant annually of restricted stock units in an amount equal to $15,000 divided by the closing price on the last trading day of the fiscal year, subject to the same terms listed in the prior sentence. Mr. Alon and Ms. Browne will not receive any director compensation as their compensation is governed by their individual employment agreements. The Company’s directors, other than Mr. Alon and Ms. Browne, were granted an aggregate of 9,548 restricted stock units and options.

2022 Incentive Equity Plan and Other Plan Options

Our Board and shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan (“2022 Incentive Equity Plan”), which was subsequently amended by the Board, which reserved for grant and authorized 5,082,417 Ordinary Shares. Additionally, pursuant to the 2022 Incentive Equity Plan, the Ordinary Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2023 fiscal year, by an amount equal to 5% of the number of outstanding shares of the Company as of the last day of the prior fiscal year.

On August 21, 2023, the Company’s Ordinary Shares began trading on a post-reverse stock split basis, whereby every twenty-two Ordinary Shares of the Company were automatically combined into one Ordinary Share. Due to this, the Ordinary Shares reserved for issuance pursuant to the 2022 Incentive Equity Plan was adjusted to 231,019 Ordinary Shares (pre- 28.5:1 reverse stock split).

The Company received stockholder approval at its 2023 annual general meeting of shareholders held on December 21, 2023, which increased the number of Ordinary Shares by 1,500,000 to a total of 1,731,019 Ordinary Shares (pre- 28.5:1 reverse stock split). The Ordinary Shares reserved for issuance under the 2022 Incentive Equity Plan was automatically increased on January 1, 2024 by 509,295 (an amount equal to 5% of the number of outstanding shares of the Company as of the last day of the 2023 fiscal year) (pre- 28.5:1 reverse stock split) for a total reserve of 2,240,313 (pre- 28.5:1 reverse stock split).

On February 29, 2024, the Board approved an aggregate grant of 20,000 (pre- 28.5:1 reverse stock split) restricted stock units to officers, directors and services providers under the 2022 Incentive Equity Plan.

On July 15, 2024, the Company’s Ordinary Shares began trading on a post-reverse stock split basis, whereby every seventy-five Ordinary Shares of the Company were automatically combined into one Ordinary Share. Due to this, the Ordinary Shares reserved for issuance pursuant to the 2022 Incentive Equity Plan was adjusted to 29,871 Ordinary Shares (pre- 28.5:1 reverse stock split).

On August 29, 2024, the Company amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 1,524,752 from 29,871 (pre- 28.5:1 reverse stock split).

The Ordinary Shares reserved for issuance under the 2022 Incentive Equity Plan was automatically increased on January 1, 2025 by 1,657,794 (an amount equal to 5% of the number of outstanding shares of the Company as of the last day of the 2024 fiscal year), for a total reserve of 3,182,546 (pre- 28.5:1 reverse stock split).

On January 15, 2025, the Company’s Ordinary Shares began trading on a post-reverse stock split basis, whereby every 28.5 Ordinary Shares of the Company were automatically combined into one Ordinary Share. Due to this, the Ordinary Shares reserved for issuance pursuant to the 2022 Incentive Equity Plan was adjusted to 111,668 Ordinary Shares

On February 24, 2025, the Company amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,396,668 from 111,668. Thereafter, the Company granted an aggregate of 1,215,000 restricted stock units and 1,070,000 stock options, to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

On March 17, 2025, the Company amended the Incentive Plan, to further increase the number of authorized Ordinary Shares under the Incentive Plan to 2,531,668 from 2,396,668. Thereafter, the Company granted 135,000 half immediately and half vested on June 1, 2025, stock options to certain consultants and advisors to the Company.

As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the amendment without stockholder approval. As a foreign private issuer, we are permitted to follow home country corporate governance practices and from time to time, have amended, and may in the future continue to amend, the 2022 Incentive Equity Plan to increase the number of shares authorized under the 2022 Incentive Equity Plan without shareholder approval.

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

Our Board and the Administrator have the authority to amend or suspend the 2022 Incentive Equity Plan at any time and from time to time, including to increase the number of Ordinary Shares authorized thereunder, and our Board has the authority to terminate the 2022 Incentive Equity Plan provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders.

In addition, as part of the Business Combination, we assumed an aggregate of 620 (post reverse stock splits) options originally granted under Security Matters PTY’s 2018 Share Option Plan.

As of the date of this Report, an aggregate of 40,242 restricted stock units or stock options have been granted under the 2022 Incentive Equity Plan that vested or remain reserved for issuance.

C. Board Practices

Corporate Governance

The Company structured its corporate governance in a manner it believes closely aligns its interests with those of its shareholders. Notable features of this corporate governance include:

●	The Company has three independent directors and independent director representation on our audit and compensation committees. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

●	The independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

●	The Company implemented a range of other corporate governance practices, including a robust director education program.

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

Classified Board of Directors

In accordance with the Company’s Amended and Restated Memorandum and Articles of Association, its board of directors shall be divided into three classes of directors with staggered terms depending on the class. The Board has designated Amir Bader and Thomas Hawkins as Class I Directors with terms ending in 2026, Roger Meltzer, Pebble Sia Huei-Chieh and Zeren Browne as Class II Directors with terms ending in 2027, and Haggai Alon and Ophir Sternberg as Class III Directors with terms ending in 2025.

Independence of our Board of Directors

Three of the Company’s seven directors are independent as defined in Nasdaq listing standards and applicable SEC rules, and the Company’s Board has an independent audit committee and a compensation committee; however, there is a vacancy on each of the audit committee and the compensation committee. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate

.

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

The member of the Company’s audit committee is Thomas Hawkins, Chairperson.

The Company has elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5605(c)(2)(A) that require the Company to have an audit committee of at least three members.

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

Compensation Committee

The compensation committee is responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the Board, in conjunction with a majority of the independent members of the Board) the compensation of our Chief Executive Officer;
●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our Board regarding the compensation of our other executive officers;
●	reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans, policies and programs;
●	reviewing and approving all employment agreement and severance arrangements for our executive officers;
●	making recommendations to our shareholders regarding the compensation of our directors; and
●	retaining and overseeing any compensation consultants.

The member of the Company’s compensation committee is Roger Meltzer, Chairperson, who qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The Company is in the process of identifying an additional Board member to fill the vacancies for the committee positions that meets applicable Nasdaq and SEC rules and regulations. The compensation committee’s charter is available on the Company’s website. The reference to the Company’s website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on the Company’s website into this Annual Report on Form 20-F.

Nominating and Corporate Governance Committee

The Company has not yet appointed members of the Board to a nominating committee. Any nominating committee would be responsible for, among other things:

●	identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board;
●	overseeing succession planning for our Chief Executive Officer and other executive officers;
●	periodically reviewing our Board’s leadership structure and recommending any proposed changes to our Board;
●	overseeing an annual evaluation of the effectiveness of our Board and its committees; and
●	developing and recommending to our Board a set of corporate governance guidelines.

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

D. Employees

As of May 14, 2025, the Company had 19 employees, 11 full time employees and 1 part time employees located in Israel. The Company also has 5 employees in Singapore, one in Australia and one in the United Kingdom.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management of the Company

The following table sets forth the information regarding the beneficial ownership of the Ordinary Shares as of May 14, 2025:

●	each person known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares; and

●	each of the Company’s current executive officers and directors and all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants and options, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of May 14, 2025 pursuant to the exercise of warrants or options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 4,652,384 Ordinary Shares outstanding on May 14, 2025.

Name and Address of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Voting Power
Haggai Alon	303,175	6.35%
Ophir Sternberg(1)	303,103	6.35%
Amir Bader	70,935	1.49%
Zeren Browne(2)	171,833	3.60%
Pebble Sia Huei-Chieh (3)	151,796	3.18%
Thomas Hawkins(4)	151,833	3.18%
Roger Meltzer(5)	151,833	3.18%
All executive officers and directors as a group (7 persons)	1,304,509	27.32%

(1)	Ophir Sternberg, Lionheart’s Chairman, President and Chief Executive Officer, is the member of the Sponsor. Mr. Sternberg disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest. Include 2,994 fully vested options that settle into Ordinary Shares upon paying exercise price of $83.5 per option $83.50 per option.
(2)	Includes 170,000 fully vested options that settle into Ordinary Shares upon paying exercise price of $2.48 per option. Include 1,796 fully vested options that settle into Ordinary Shares upon paying exercise price of $83.5 per option $83.50 per option.
(3)	Includes 150,000 fully vested options that settle into Ordinary Shares upon paying exercise price of $2.48 per option. Include 1,796 fully vested options that settle into Ordinary Shares upon paying exercise price of $83.5 per option $83.50 per option.
(4)	Includes 150,000 fully vested options that settle into Ordinary Shares upon paying exercise price of $2.48 per option. Include 1,796 fully vested options that settle into Ordinary Shares upon paying exercise price of $83.5 per option $83.50 per option.
(5)	Includes 150,000 fully vested options that settle into Ordinary Shares upon paying exercise price of $2.48 per option. Include 1,796 fully vested options that settle into Ordinary Shares upon paying exercise price of $83.5 per option $83.50 per option.

B. Related Party Transactions

trueGold

On July 29, 2020, Security Matters PTY signed a shareholders’ agreement with Perth Mint and trueGold. The shareholders’ agreement and the ancillary agreements discuss the establishment of a new entity-trueGold-by Security Matters PTY and Perth Mint. Security Matters PTY granted to trueGold, subject to the terms of the trueGold License Agreement, an exclusive, worldwide, perpetual license to use Security Matters PTY’s technology for the purpose of commercializing it within the industry comprising gold as a precious metal (as elaborated below). Security Matters PTY owns any development of its intellectual property and, while trueGold owns all generated data it creates, trueGold granted to Security Matters PTY a free non-exclusive, irrevocable, perpetual, royalty free license to use the generated data, subject to regulatory requirements and to the extent that it relates to the Isorad License Agreement technology or Security Matters PTY’s technology. The parties agreed that neither Perth Mint or Security Matters PTY are required to provide any funding to trueGold and that any investment by any of them in trueGold from time to time will be by way of in-kind contributions. Third party equity investors will contribute the working capital will fund R&D, development capital and other expenses in accordance with the business plan.

Other than with the consent of the other shareholders or between affiliates (defined, inter alia, as a related body corporate of a shareholder; a company in which the shareholder beneficially owns 50% or more of the issued shares) a transfer of shares will be done subject to a right of first refusal of the other shareholders, whom will also have tag-along rights and a drag-along (as elaborated below). Under the constitution (as amended in July, 2022, to add the specific right of Security Matters PTY to purchase shares before any other shareholders) any shareholder wishing to transfer shares must notify the board of directors and, before the board of directors authorize the transfer of any share or shares, the share or shares must first have been offered to Security Matters PTY (for its own benefit and unless Security Matters PTY is 50% owned by one entity), and if Security Matters PTY does not notify within 30 days that it wishes to purchase, then to all other shareholders (including Security Matters PTY) at a price to be agreed on by the transferor and the directors of trueGold. If the transferor and the directors of trueGold are unable to agree on a price, the price of the relevant shares will be a price which: represents a fair market price; and is determined by expert determination administered by the Australian Disputes Centre (ADC) in accordance with the ADC Rules for Expert Determination which are operating at the time the matter is referred to ADC, which Rules are incorporated into the constitution of trueGold. The determination of such person in relation to the price of the relevant shares will be final and binding on all shareholders.

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

On October 3, 2023, Security Matters PTY entered into the trueGold Investment Agreement with trueGold. Pursuant to the trueGold Investment Agreement, the AUD475,000 of indebtedness as of June 30, 2023 trueGold owes to Security Matters PTY was waived by Security Matters PTY in exchange for the issuance of the trueGold Shares such that Security Matters PTY’s holdings in trueGold shall be increased to 51.9% of the total issued and outstanding shares of trueGold, making Security Matters PTY the majority owner of trueGold. Additionally, the trueGold License Agreement was amended to include additional intellectual property of Security Matters PTY to be licensed to trueGold thereunder. Security Matters PTY shall further supply to trueGold a credit line for research and development work by its employees of up to AUD1,000,000, free of interest and collateral.

On July 10, 2024, the Company entered into the PMB LOI with PMB, which in part provided for PMB transferring the 11,833 shares it owned in trueGold, for 1,021 Ordinary Shares of the Company. Furthermore, PMB released a pledge of shares issued by trueGold. As a result, the Company’s holdings in trueGold increased to 52.9%.

Business Combination

On March 7, 2023, we consummated the Business Combination. See “Item 4. Information of the Company-History and Development of the Company-Business Combination,” elsewhere in this Annual Report on Form 20-F, and Note 1.B. to the audited financial statements of the Company on page F-10, included in this Annual Report on Form 20-F for a discussion of the Business Combination and the related party transactions with respect to the Business Combination.

Bridge Loans

Between August 2022 to January 2023, Security Matters PTY entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, including Doron Afik and Jessica Wasserstrom, who lent Security Matters PTY an aggregate amount of $3,860,000. The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

In March 2023, the Company signed an addendum to the Bridge Loans agreements which converted $1,350,000 of principal and $1,000,000 of redeemable warrants into 408 Ordinary Shares.

On December 31, 2023, the Company signed an addendum to the Bridge Loans, which converted $750,000 of principal and $1,450,000 redeemable warrants into 1,886 Ordinary Shares. According to the addendum, the Company issued to the lenders an aggregate of 1,886 warrants to purchase up to an aggregate of 1,886 Ordinary Shares at an exercise price of $2,501 per share. The warrants were exercisable immediately upon issuance and will expire three years following their issuance.

On or about January 12, 2024, but effective as of December 31, 2023, the Company issued an aggregate of 1,886 Ordinary Shares and warrants to purchase an aggregate of 1,886 Ordinary Shares, to holders (the “Note Holders”) of existing convertible notes (the “Existing Notes”) and Redeemable Warrants (the “Redeemable Warrants”), in exchange for the cancellation of an aggregate of (a) approximately $750,000 owed to the Note Holders under the Existing Notes and (b) $1,450,000 cash value of Redeemable Warrants. The Company also issued 214 Ordinary Shares to a service provider (the “Service Provider”) as payment in full for $260,000 worth of services previously provided to the Company by the Service Provider.

In April 2024, the Company issued an aggregate of 323 Ordinary Shares to certain former debtholders of the Company as further consideration relating to the December 2023 conversion of their indebtedness and related obligations. Furthermore, the Company issued an aggregate of an additional 525 Ordinary Shares in April 2024 and 108 Ordinary Shares in May 2024 to those same former debtholders, for the conversion and termination of an aggregate of 4,489,938 warrants held by them.

In July 2024, pursuant to a Conversion and Exchange Rights Agreement, the Company issued an aggregate of 410 Ordinary Shares to Kyle Hoffman upon conversion and settlement of an aggregate of $119,000 of liabilities owed to Hoffman. Furthermore, the Company issued 900 5-year warrants to Hoffman at an exercise price per share of $0.165.

As of December 31, 2024, and December 31, 2023, the principal and the accumulated interest of the bridge loans were amounted to $728 thousand and $1,739 thousand respectively.

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

In connection therewith, Wasserstrom was specifically engaged by Lionheart to provide counsel for general corporate legal matters, including related to mergers and acquisitions activity and, as such, may be deemed to be a related party of Lionheart. For the year ended December 31, 2023, the Company paid to Wassertrom an aggregate of approximately $300,000, in the form of cash payments, issuance of Ordinary Shares and issuances of warrants to purchase Ordinary Shares, for legal services provided to Lionheart through the closing of the Business Combination in March 2023. As of December 31, 2024, an aggregate of $100,000 is remains unpaid and outstanding.

Chairman Agreement

Mr. Ophir Sternberg and the Company entered into a Chairman Agreement (the “Chairman Agreement”). Pursuant to the Chairman Agreement, beginning at the closing of the Business Combination, Mr. Sternberg will serve as the Chairman of the Board for so long as he serves as a member of the Board, unless he is earlier terminated. Besides the RSU grants as described above, Mr. Sternberg will not receive any cash compensation for his service on the Board nor will he be entitled to participate in any employee benefit plans of the Company.

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

Independent Contractor Agreement

Mr. Faquiry Diaz Cala and the Company entered into an independent contractor agreement (the “Independent Contractor Agreement”). The Independent Contractor Agreement provides for an initial term of three years that automatically renews for one-year terms thereafter, so long as Ophir Sternberg is the Chairman of the Board. Notwithstanding the foregoing, the Independent Contractor Agreement is terminable by either party at any time, with or without Cause (as defined in the Independent Contractor Agreement), effective upon notice to the other party.

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

In August 2022, the Company signed an addendum to the Loan agreement that reduces the amount of the Bonus payment for both lenders to a total fixed amount of ILS 2.5 million ($710,000) that was to be paid upon the completion of the Business Combination. On March 2, 2023, the Bonus payment date was postponed to March 31, 2024 and on April 28, 2023 it was further postponed to June 1, 2024.

On September 19, 2023, the Company amended the loan agreements dated September 7, 2015, by and between SMX Israel, the Company’s shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert $657,000 of indebtedness under the loan agreements into 487,281 Ordinary Shares of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management estimation the fair value of this indebtedness as of December 31, 2024 amounted to $21 thousand.

Proof Of Concept Projects Paid By Affiliated Companies

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers and affiliated companies. Affiliated companies paid for reimbursement of POC projects the amount of $1,154,000 in 2024 and $858,000 in 2023.

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

The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading’s statement of claim demands full restitution of the amounts paid by it under the agreement. The Company’s statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company.

Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. The Company had until January 23, 2025 to submit reply papers in connection with this motion practice.

On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025.

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings

Dividends and Dividend Policy

We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our Board may deem relevant.

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

B. Significant Changes

PMB Amendment

On May 13, 2025 and effective March 31, 2025, the Company entered into the Second Amendment and the Senior Note Second Amendment with PMB. The Second Amendment and the Senior Note Second Amendment amended the maturity date of the Senior Promissory Notes to November 30, 2025 and amended the interest rates of the Senior Promissory Notes to 18% per annum. In addition, all accrued and unpaid interest was capitalized and added to the principal of the applicable Senior Promissory Note.

Termination of Alpha

On May 9, 2025, the Company terminated to Alpha SPA.

RBW Transaction

On May 7, 2025, the Company entered into the RBW Purchase Agreement with the RBW Investors to issue and sell to each of the RBW Investors the RBW Note, for aggregate gross proceeds to the Company of up to $5.5 million (the “RBW Purchase Price”), before deducting fees to RBW and other expenses payable by the Company in connection with the transaction. The RBW Purchase Price shall be paid as follows: $1,375,000 on the initial closing date; $1,375,000 on a second closing date on or about the filing date of the Form F-1 (as defined below); and $2,750,000 on a third closing date on or about the effective date of the Form F-1.

The initial closing date contemplated by the RBW Purchase Agreement (the “RBW Offering”) occurred on May 8, 2025.

The Company intends to use the net proceeds from the sale of the RBW Note for working capital and general corporate purposes, and to pay down certain outstanding indebtedness and other liabilities of the Company.

RBW acted as placement agent for the RBW Offering.

The RBW Notes are in the aggregate principal amount of up to $6,875,000 (the “RBW Principal Amount”), and carry an original issue discount of 20%. The maturity date of each RBW Note is the 12-month anniversary of the issuance date, and is the date upon which the RBW Principal Amount, as well as any other fees, shall be due and payable.

Each RBW Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid RBW Principal Amount and interest if any (including any costs, fees and charges) into the Company’s Ordinary Shares at a conversion price equal to the greater of $0.32 and 85% of the lowest daily volume weighted average price of the Ordinary Shares during the seven trading days immediately prior to the date of conversion, subject to certain adjustments as provided in the RBW Note. Any such conversion is subject to conversion limitations so each Investor beneficially owns less than 4.99% of the Ordinary Shares. Additionally, each RBW Investor is limited from selling the Ordinary Shares issued upon conversion of the RBW Note in an amount equal to 20% of the Company’s trading volume during the same trading day.

Subject to exceptions described in the RBW Purchase Agreement (the “RBW Exempt Issuances”), including relating to the permitted issuance of Company securities if such securities remain restricted through the maturity date of the RBW Note or its earlier conversion in full, the Company may not sell any equity or equity-linked securities during the term of the Note without the RBW Investors’ consent. In addition, the second closing date purchase price is subject to the Company not having in excess of 1 million Ordinary Shares with a conversion or exercise price less than or equal to $1.00, that relate to certain of the RBW Exempt Issuances.

The RBW Notes contain customary Events of Default for transactions similar to the transactions contemplated by the RBW Purchase Agreement and the RBW Note, which entitle each Investor, among other things, to accelerate the due date of the unpaid principal amount of the RBW Note. Upon the first occurrence of an Event of Default with respect to the N RBW ote, the RBW Principal Amount outstanding as of the Event of Default date shall be automatically increased by 20%. Additionally, from and after the occurrence and during the continuance of any Event of Default, each RBW Note shall commence accruing interest at the rate of 20% per annum, and shall be due and payable on the first trading day of each calendar month during the continuance of such Event of Default.

The Company has committed to register the Ordinary Shares underlying the RBW Note for resale, and shall file a Registration Statement on Form F-1 (the “Form F-1”) within ten days of the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

On May 6, 2025, the Company entered into an engagement letter in connection with the RBW Offering (the “RBW Engagement Letter”), with RBW, pursuant to which RBW agreed to serve as the placement agent for the issuance and sale of securities of the Company pursuant to the RBW Purchase Agreement. As compensation for such placement agent services, the Company has agreed to pay the RBW an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company from the RBW Offering, plus up to $90,000 for its fees and expenses. The Company further paid a fee of $200,000 to Aegis.

The Company has also agreed to issue to RBW or its designees at the Closing, warrants (the “RBW Warrants”) to purchase a number of Ordinary Shares equal to 5.0% of the aggregate number of Ordinary Shares issued upon conversion in full of the RBW Note. The RBW Warrants shall be in a customary form reasonably acceptable to the RBW, have a term of five years and an exercise price of $1.84, equal to 115% of the closing price of the Ordinary Shares on May 7, 2025. The RBW Warrants shall contain customary terms, including, without limitation, provisions for corporate adjustments (stock splits, combinations and the like), and cashless exercise. Further, pursuant to the RBW Engagement Letter, RBW is entitled to compensation with respect to any financing of the Company occurring within 12 months of the termination or expiration of the RBW Engagement Letter when such financing is provided by investors whom RBW actually introduced to the Company during the term of the RBW Engagement Letter. Further, pursuant to the RBW Engagement Letter, RBW has a right of first refusal to act as sole book-running manager, sole underwriter or sole placement agent with respect to any public offering or private placement of equity, equity-linked or debt securities occurring during the twelve-month period following the closing, but subject in all cases to the Company’s preexisting obligations to Aegis. The RBW Engagement Letter also includes indemnification obligations of the Company and other provisions customary for transactions of this nature.

The Company expects to pay to RBW approximately $440,000 in the aggregate in cash fees in relation to the transactions contemplated by the RBW Purchase Agreement, of which $220,000 is payable at the first closing and the remainder payable at the second closing.

Change in Par Value

On May 2, 2025, the Company’s shareholders approved the subdivision of its ordinary shares into 1 ordinary share of $0.00000000000001 par value with the same rights as each current ordinary share, and 470,250,014,886,351 new deferred shares of US$0.00000000000001 par value with the following rights: (i) each new deferred share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company; (ii) each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and (iii) on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of US$0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

Agreement and Release

On April 2, 2025, the Company entered into the Alpha Release with Alpha, with respect to certain potential disputes the Company had with Alpha regarding loans Alpha made to the Company in 2024.

Pursuant to the Alpha Release, the outstanding amounts owed under the April Note, was adjusted to equal $1,921,211.14, which amount was then automatically deemed converted into 408,551 Ordinary Shares of the Company at a conversion price per share of $4.70250014886352. The Company agreed to defer the issuance of an aggregate of 265,215 of such shares pursuant to the terms of the Alpha Release.

As a result of the Alpha Release and the transactions contemplated in the Alpha Release, all indebtedness as between the Company and Alpha has been deemed repaid in full and none of such loans are in any way in further force or effect.

The Agreement provides that each party fully releases the other for any and all claims against the other, other than with respect to claims to enforce the Agreement and as otherwise provided in the Agreement.

On May 9, 2025, the Company terminated to Alpha SPA.

March 2025 Note

On March 28, 2025, the Company consummated the transactions pursuant to a Securities Purchase Agreement (the “March 2025 Purchase Agreement”) dated as of March 28, 2025 and issued and sold to 1800 Diagonal a promissory note (the “March 2025 Note”), for gross proceeds to the Company of US$257,000.00 before deducting fees and other offering expenses payable by the Company. The Company used the net proceeds from the sale of the Note for general working capital purposes.

The March 2025 Note is in the principal amount of $295,550.00, which includes an original issue discount of US$38,550.00. A one-time interest charge of 12%, or $30,840.00 was applied to the principal. The maturity date of the March 2025 Note is March 30, 2026.

The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in seven payments as follows: (1) on September 30, 2025, US$163,195.00; (2) on October 30, 2025, US$27,199.17; (3) on November 30, 2025, US$27,199.17; (4) on December 30, 2025, US$27,199.17; (5) on January 30, 2026, US$27,199.17; (6) on February 28, 2026, US$27,199.17; and (7) on March 30, 2026, US$27.199.15.

From the issue date through 90 days following the issue date, the Company may prepay the March 2025 Note in full at a 4% discount. For the next 90 days, the Company may prepay the March 2025 Note in full at a 3% discount. From the 151st day following the issue date and ending the 270th day following the issue date, the Company may prepay the March 2025 Note in full at a 2% discount.

The March 2025 Note contains customary Events of Default for transactions similar to the transactions contemplated by the March 2025 Purchase Agreement and the March 2025 Note. In the event of an Event of Default, (i) the March 2025 Note shall become immediately due and payable, (ii) the principal and interest balance of the March 2025 Note shall be increased by 150% and (ii) the March 2025 Note may be converted into Ordinary Shares. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the March 2025 Note so 1800 Diagonal beneficially owns less than 4.99% of the Company’s Ordinary Shares. 1800 Diagonal shall be entitled to deduct $1,500 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

Incentive Equity Plan

On February 24, 2025, the Company amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,396,668 from 111,668. On March 17, 2025, the Company amended the Incentive Plan, to further increase the number of authorized Ordinary Shares under the Incentive Plan to 2,531,668 from 2,396,668. Thereafter, the Company granted 135,000 half immediately and half vested on June 1, 2025, stock options to certain consultants and advisors to the Company. As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the amendment without stockholder approval. Thereafter, the Company granted an aggregate of 1,215,000 restricted stock units and 1,070,000 stock options, to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

Promissory Note Financing

The Company entered into transactions pursuant to the 1800 SPA, with 1800 Diagonal and issued and sold to an 1800 Diagonal the August Note. The Company used the net proceeds from the sale of the August Note for general working capital purposes.

The August Note was in the principal amount of $223.6 thousand, which included an original issue discount of $29 thousand. A one-time interest charge of 10%, or $22 thousand was applied to the principal. The maturity date of the August Note is June 30, 2025.

The accrued, unpaid interest and outstanding principle, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123 thousand; (2) on March 30, 2025, $30 thousand; (3) on April 30, 2025, $30 thousand; (4) on May 30, 2025, $30 thousand; and (5) on June 30, 2025, $30 thousand.

The August Note contains customary events of default for transactions similar to the transactions contemplated by the 1800 SPA and the August Note. In the event of an Event of Default (as defined in the 1800 SPA and promissory note), (i) the promissory note shall become immediately due and payable, (ii) the principal and interest balance of the August Note shall be increased by 150% and (ii) the August Note may be converted into Ordinary Shares of the Company at the sole discretion of 1800 Diagonal. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the August Note so 1800 Diagonal beneficially owns less than 4.99% of the Company’s Ordinary Shares. 1800 Diagonal shall be entitled to deduct $1.5 thousands from the conversion amount in each notice of conversion to cover 1800 Diagonal’s deposit fees associated with each notice of conversion.

The 1800 SPA contains customary representations and warranties made by each of the Company and 1800 Diagonal. The Company is subject to customary indemnification terms in favor of 1800 Diagonal and its affiliates and certain other parties.

The Company paid to ClearThink Securities as placement agent, approximately $9 thousands in cash fees in relation to the transactions contemplated by the 1800 SPA.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “SMX” and “SMXWW,” respectively. Holders of our Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that our Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. A delisting of our Ordinary Shares will likely affect the liquidity of our Ordinary Shares and could inhibit or restrict our ability to raise additional financing. See the section entitled “Item 3. Key Information - D. Risk Factors v- General Risks - There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq”.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SMX” and the Public Warrants are listed on the Nasdaq Capital Market under the symbol “SMXWW.” If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing. See “Item 3. Key Information - D. Risk Factors v- General Risks - There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Company is a public limited company organized and existing under the laws of Ireland. The Company was formed on July 1, 2022 as a public limited company incorporated in Ireland under the name “Empatan Public Limited Company”. The Company changed its name to SMX (Security Matters) Public Limited Company on February 15, 2023. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association, the ICA, and the laws of Ireland.

A copy of our Amended and Restated Memorandum and Articles of Association is filed as Exhibit 1.9 to this Annual Report on Form 20-F, and is incorporated by reference into this Annual Report. Exhibit 8.1 to this Annual Report, which contains a description of our Ordinary Shares and our Constitution, is incorporated by reference into this Annual Report.

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

Material Contracts Relating to the Business Combination

The description of the BCA and SID and related and ancillary agreements are included in this Annual Report in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 7.B. Related Party Transactions”, which are incorporated herein by reference.

D. Exchange Controls

Under the laws of Ireland, except as indicated below, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption does not apply) to nonresident holders of our ordinary shares.

It is an offence under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, European Union (“EU”) or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions.

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

This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as currently in effect and all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described herein. Furthermore, there can be no assurance that the IRS will not challenge the tax considerations described herein and that a court will not sustain such challenge.

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

Distributions on the Ordinary Shares

Subject to the PFIC rules discussed below under “-Passive Foreign Investment Company Rules,” distributions on the Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the Ordinary Shares and will be treated as described below under “-Sale or Other Taxable Disposition of the Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) the Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Sale or Other Taxable Disposition of the Ordinary Shares

Subject to the PFIC rules discussed below under “-Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of the Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any such gain or loss generally will be capital gain or loss provided the Ordinary Shares were held for investment and will be considered long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

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

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of the Ordinary Shares could be materially different from that described above if the Company is treated as a PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

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

J. Annual Report to Security Holders

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

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2024, the ILS increased against the U.S. dollar by approximately 0.6%, the AUD decreased against the U.S. dollar by approximately 8.5%, the EUR decreased against the U.S. dollar by approximately 5.5% and the SGD decreased against the U.S. dollar by approximately 2.6%.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

All amounts due under the PMB Definitive Agreements, amounting to $1,360 thousand as of December 31, 2024, were due and owing and required to be paid as of March 31, 2025. On May 13, 2025, and effective March 31, 2025, the due date for all amount due and owing under the PMB Definitive Agreements were extended to November 30, 2025.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

On the date of this report, the Company did not have a permanent CFO, only an Interim CFO. The Company intends to appoint a permanent CFO and enhance internal controls accordingly.

As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control - Integrated Framework (2013).

Considering the small size of our Company, our Management found a material weakness in our internal control over financial reporting as a result of lack of segregation of duties in the financial statement close process and the fact that our interim Chief Financial Officer previously held the position of audit committee member. To remediate the material weakness in our internal controls over financial reporting described above, we have initiated remedial measures and are taking additional measures to remediate this material weakness. We have hired additional personnel and strengthening our controls financial reporting, with the assistance of outside consultants and experts. Consistent with our stage of operations, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS. We are in the process of addressing our internal control over financial reporting and we intend to establish formal policies, processes and practices related to financial reporting and identify key financial reporting risks, including an assessment of the potential impact of those risks to specific areas and activities within our organization.

Due to the material weakness described above, our management concluded that our internal controls over financial reporting were not effective as of December 31, 2024.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting since we are an emerging growth company.. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report on Form 20-F.

D. Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Ziv Haft has served as our independent registered public accountant since 2022 and has audited our consolidated financial statements for the years ended December 31, 2024, 2023, 2022 and 2021.

The following table shows the aggregate fees for services rendered by BDO Ziv Haft to us and our subsidiaries, in the fiscal year ended December 31, 2024 and 2023.

	Year Ended December 31,
(in USD)	2024	2023
Audit Fees (1)	$327,350	$286,500

Tax Fees (2)	-	-
All Other Fees (3)	-	$-

Total	$327,350	$286,500

Auditor Name	Auditor Location	Auditor Firm ID
Ziv Haft	Tel Aviv, Israel	03-6386868

(1)	Consists of fees for audit services related to the audit of our annual consolidated financial statements and the review of our consolidated financial statements. As of December 31, 2024 and 2023, the Audit Fees incurred also included $91,500 and $71,250, respectively, in fees relating to services performed in connection with statutory audits, and securities offerings, if applicable, including comfort letters, consents and review of documents filed with the SEC and other offering documents.
(2)	The aggregate fees billing for tax compliance, tax advice and tax planning.
(3)	The aggregate fees billed for products and services provided by the auditors of the Company, other than as described above.

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The Company has elected to (a) amend its 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, (c) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants, and (d) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(c)(2)(A) that require the Company to have an audit committee of at least three members.

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

The Company structured its corporate governance in a manner it believes closely aligns its interests with those of its shareholders. Notable features of this corporate governance include:

●	The Company has three independent directors and independent director representation on our audit and compensation committees immediately. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

●	The independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

●	The Company implemented a range of other corporate governance practices, including a robust director education program.

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

ITEM 16K. CYBERSECURITY

Since our formation, our business focus has primarily been on identifying brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity, using our proprietary technology. We have 19 full and part time employees and also use third-party vendors and service providers for certain activities.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 though F-54 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.2	Form of Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Annex C to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.3	Deed of Variation-Scheme Implementation Deed, dated January 8, 2023, by and among Lionheart III Corp., Empatan Public Limited Company and Security Matters PTY (incorporated by reference to Annex B-2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on January 12, 2023).

1.4	Constitution True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

1.5	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

1.6	Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the SEC on August 18, 2023).

1.7	Further Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form F-1 (Reg. No. 333-274774), as amended, initially filed with the SEC on September 29, 2023).

1.8	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on July 11, 2024).

1.9*	Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association.

2.1*	Description of Securities

2.2	Warrant Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lionheart III Corp with the SEC on November 9, 2021)

2.3	Form of Warrant A (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.4	Form of Warrant B (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.5	Form of Warrant Agent Agreement with Respect to Warrant A, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.6	Form of Warrant Agent Agreement with Respect to Warrant B, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.7	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

2.8	Form of Warrant (incorporated by reference to Exhibit 2.17 to the Company’s Annual Report on Form 20-F, as amended, initially filed with the SEC on April 30, 2024).

2.9	Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).

2.10	Form of Series A Warrants (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

4.1	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.2	Employment Agreement, dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.3	Amendment I, dated June 9, 2022, to Employment Agreement dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.4	License Agreement, dated January 1, 2015, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.5	Amendment to License Agreement, dated July 10, 2018, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.6	Addendum to License Agreement, dated April 30, 2019, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.7	TrueGold Licensing Agreement dated July 26, 2020, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.8	Shareholders Agreement dated July 27, 2020 by and among Security Matters PTY, W.A. Mint Pty Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.9	True Gold R&D Services Agreement dated November 16, 2022, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.10	Services Agreement dated June 16, 2021, by and between Security Matters PTY and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.11	Amendment, dated May 26, 2022, to True Gold R&D Services Agreement, by and between Security Matters, Ltd. and True Gold Consortium Pty. Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.12	Shareholders Agreement dated April 30, 2019, by and among Security Matters Ltd., Trifecta Industries Ltd. and Newco (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.13	Chairman Agreement dated July 26, 2022, by and among Ophir Sternberg and the Company (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.14	Independent Contractor Agreement dated July 26, 2022, by and among Faquiry Diaz and the Company (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.15	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.16	Form of Specific Security Deed (incorporated by reference to Exhibit 4.30 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.17	Form of 15% Senior Convertible Note due 2024 Growth Financing Termsheet (incorporated by reference to Exhibit 4.31 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.18	Amended and Restated Promissory Note with Lionheart Management, LLC and Lionheart Equities, LLC, dated March 7, 2023 (incorporated by reference to Exhibit 4.32 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.19	2022 Incentive Equity Plan (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.20	Form of 2022 Incentive Equity Plan, Option Award Agreement (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.21	Form of 2022 Incentive Equity Plan, RSU Award Agreement (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.22	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.23	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.24	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.25	Amendment to Senior Secured Promissory Note Due August 24, 2024, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.26	Amendment to Senior Secured Promissory Note, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023).

4.27	Amendment to 10% Secured Notes Due July 1st, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.28	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.29	Amendment to 10% Secured Bridge Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.30	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.31	Amendment to Loan Agreement, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.32	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.33	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.34	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.35	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.36	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.37	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.38	Amended and Restated Promissory Note dated as of March 7, 2023, in favor of Lionheart Management, LLC and Lionheart Equities, LLC (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.39	Amendment dated April 27, 2023 to Amended and Restated Promissory Note dated as of March 7, 2023 (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2023),

4.40	Employment Agreement by and between Security Matters Pty and Zeren Browne, dated July 21, 2022 (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Reg No. 333-276258), as amended, initially filed with the SEC on December 22, 2023).

4.41	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

4.42	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

4.43	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

4.44	Investment Agreement dated as of October 3, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on October 10, 2023).

4.45	Private Placement Binding Term Sheet by and between the Company and Steve Wallitt, dated February 25, 2024 (incorporated by reference to Exhibit 10.71 the Company’s Registration Statement on Form F-1 (Reg. No. 333-277482), as amended, filed with the SEC on March 7, 2024).

4.46	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 4.77 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 30, 2024).

4.47	Underwriting Agreement, dated February 15, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 16, 2024).

4.48	Loan Agreement, dated December 27, 2024, with Abri Advisors Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 30, 2024).

4.49	Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).

4.50	Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).
4.51	Letter of Intent, dated July 10, 2024, with PMB Partners, LP (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 22, 2024).

4.52	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.53	Promissory Note (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.54	Subscription Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.55	Notes Exchange Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.56	Share Exchange Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.57	Convertible Note with PMB Partners, LP (incorporated by reference to Exhibit 10.6 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.58	Senior Promissory Note with PMB Partners, LP (incorporated by reference to Exhibit 10.7 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.59	Placement Agent Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

4.60	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

4.61	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

4.62	Engagement Letter with RBW (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 8, 2025).

4.63	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 8, 2025).

4.64	Form of Promissory Note (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on May 8, 2025).

4.65*	Amendment No. 2 to Senior Note

4.66*	Amendment No. 2 to Promissory Note

8.1*	List of Subsidiaries of the Company.

11.1	Company’s Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

11.2	Company’s Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

12.1*	Certification by Principal Executive Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Relevant Territories for withholding Tax on Dividends (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	Indicates a management contract or any compensatory plan, contract or arrangement
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

May 14, 2025	By:	/s/ Haggai Alon
	Name:	Haggai Alon
	Title:	CEO

INDEX TO FINANCIAL STATEMENTS

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

The amounts are stated in thousands of U.S. Dollars

Report of Independent Registered Public Accounting Firm

to the Shareholders of

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SMX (Security Matters) Public Limited Company and subsidiaries (the “Company”) as of December 31, 2024, and 2023, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.D to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since inception, and as of December 31, 2024, the Company incurred accumulated losses of $82 million. Further, as discussed in note 1.D, the Company was noncompliant with Nasdaq Listing Rule with respect to the bid price of the Company’s ordinary shares on the Nasdaq Capital Market. The Company’s operations have been funded substantially through the issuance of shares and warrants, and convertible notes. These factors and the Company’s dependency on external funding for its operations, raises substantial doubts about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1.D. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

Tel-Aviv, Israel	Ziv Haft
May 14, 2025
We have served as the Company’s auditor since 2022	Certified Public Accountants (Isr.)
BDO Member Firm

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2024	December 31, 2023
	Note	US$ in thousands
Current assets
Cash and cash equivalents		2,343	168
Other current receivables	4	1,993	634
Total current assets		4,336	802
Non-current assets
Intangible assets, net	3,7	12,328	16,486
Goodwill	3,7	26,144	32,957
Property, plant and equipment, net	5	268	411
Right of use assets	14	348	389
Investment in associated company	6	105	115
Total non-current assets		39,193	50,358

Total assets		43,529	51,160
Current liabilities
Trade payables		9,432	10,515
Other payables	15	4,350	2,483
Short term loan	12	1,000	-
Convertible notes	8	3,651	377
Warrants - derivative financial liability	11	1,384	1,143
Pre-paid advance	13	-	700
Bridge loans liabilities	9	902	1,750
Convertible promissory note	8	-	1,013
Lease liabilities	14,26	81	41
Total current liabilities		20,800	18,022
Non-current liabilities
Lease liabilities	14	337	411
Bridge loans liabilities	9	-	483
Total non-current liabilities		337	894

Total liabilities		21,137	18,916
Equity
Issued capital and additional paid-in capital	17	89,976	62,901
Foreign currency translation reserve		(1,797)	(491)
Transaction with non-controlling interest reserve		258	-
Accumulated losses		(82,026)	(50,934)
Total equity attributable to owners of the parent		6,411	11,476
Non- controlling interest		15,981	20,768
Total equity		22,392	32,244
Total equity and liabilities		43,529	51,160

May 14, 2025
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Thomas Hawkins Audit Committee Chairperson	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended
		December 31, 2024		December 31, 2023		December 31, 2022
	Note	US$ in thousands
General and administrative expenses	18	12,729		16,567		2,723
Research and development expenses	19	3,059		2,711		1,898
Selling and marketing expenses	20	992		661		569
Impairment and amortization	7	11,085		-		-
Listing expenses		-		16,802		-
Operating loss		(27,865)		(36,741)		(5,190)
Finance expenses		13,493		7,891		1,128
Finance income		5,957		1,580		28
Gain from remeasurement of investment in associated company		-		22,164		-
Share of net profit (loss) of associated companies	6	-		(101)		106
Loss before income tax		(35,401)		(20,989)		(6,184)
Income tax	21	-		-		-
Net loss		(35,401)		(20,989)		(6,184)
Other comprehensive loss:		(1,265)		(283)		(760)

Total comprehensive loss		(36,666)		(21,272)		(6,944)

Net loss attributable to:
Equity holders of the Company		(31,092)		(20,914)		-
Non- controlling interest		(4,309)		(75)		-

Basic and diluted loss per share attributable to shareholders	18	(248	)(1)	(16,557	)(1)	(17,624	)(1)(2)

(1)	The share and per share information in these financial statements reflects the 1-for-75 and 1 for 28.5 reverse share splits became effective on July 15, 2024 and January 15, 2025, respectively of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Note 1.F and 1.G.

(2)	Restated as a result of the SPAC transaction and after giving effect to the Reverse Stock Splits. See also Note 1.B.

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2024	62,901	-	(491)	(50,934)	11,476	20,768	32,244
Comprehensive loss
Net loss	-	-	-	(31,092)	(31,092)	(4,309)	(35,401)
Other comprehensive loss	-	-	(1,306)	-	(1,306)	41	(1,265)
Total comprehensive loss	-	-	(1,306)	(31,092)	(32,398)	(4,268)	(36,666)

Issuance of ordinary shares, net	1,684	-	-	-	1,684	-	1,684
Share-based compensation	3,657	-	-	-	3,657	-	3,657
Conversion of convertible notes into ordinary shares	7,529	-	-	-	7,529	-	7,529
Conversion of bridge loan into ordinary shares and warrants	128	-	-	-	128	-	128
Conversion of pre-paid advanced into ordinary shares	527	-	-	-	527	-	527
Issuance of investment units	2,699	-	-	-	2,699	-	2,699
Exercise of warrants and options into ordinary shares, net	10,590	-	-	-	10,590	-	10,590
Transaction with non-controlling interests	261	258	-	-	519	(519)	-
Balance as of December 31, 2024	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156	-	2,156
Comprehensive loss
Net loss	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive income	-	46	-	46	17	63
Total comprehensive loss	-	46	(20,914)	(20,868)	(58)	(20,926)

Issuance of ordinary shares, net	4,896	-	-	4,896	-	4,896
Recapitalization due to issuance of ordinary shares following the SPAC transaction, net	11,460	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	3,269	-	3,269
Conversion of financial liabilities into ordinary shares	5,955	-	-	5,955	-	5,955
Exercise of options into ordinary shares	10	-	-	10	-	10
Issuance of ordinary shares and warrants B, net	1,837	-	-	1,837	-	1,837
Conversion of warrants A into ordinary shares	1,008	-	-	1,008	-	1,008
Exercise of warrants B into ordinary shares, net	888	-	-	888	-	888
Issuance of warrants B after reset	865	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	62,901	(491)	(50,934)	11,476	20,768	32,244

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity

Balance as of January 1, 2022	31,504	223	(23,836)	7,891
Comprehensive loss
Loss after income tax for the year	-	-	(6,184)	(6,184)
Other comprehensive loss for the year	-	(760)	-	(760)
Total comprehensive loss for the year	-	(760)	(6,184)	(6,944)

Issuance of ordinary shares, net	182	-	-	182
Share-based compensation	306	-	-	306
Issuance of options to acquire intangible asset	721	-	-	721

Balance as of December 31, 2022	32,713	(537)	(30,020)	2,156

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(35,401)	(20,914)	(6,184)
Share based compensation	3,657	3,269	306
Depreciation and amortization	2,273	225	290
Decrease (increase) in other current receivables	140	2,938	(2,936)
Impairment of intangible assets	2,197	-	-
Impairment of goodwill	6,813	-	-
Increase (decrease) in trade payables	(2,780)	2,074	2,217
Increase (decrease) in other payables	1,761	(235)	114
Increase in other liabilities	-	19	17
Revaluation of financial liabilities at fair value	1,890	1,496	387
Interest expenses and revaluation of convertible notes	6,818	3,899	51
Financial expenses due to bridge loans principal amounts	435	-	-

Remeasurement of investment in associated company	-	(22,164)	-
Provision of borrowing to related parties	-	-	621
Share in (earnings) losses of associated companies, net	-	101	(106)
Issuance of ordinary shares due to underwriter fees	238	11	-
Issuance cost due to inducement Alpha warrant B’s exercise price	184	-	-
Issuance of ordinary shares due to commitment fee	460	-
SPAC transaction - listing costs	-	16,802	-
Net cash flow used in operating activities	(11,314)	(12,479)	(5,223)

Cash flows from investing activities:
Purchase of property, plant and equipment	(21)	(60)	(152)
Capitalized development cost	(169)	(976)	(975)
Net cash flow used in investing activities	(190)	(1,036)	(1,127)

Cash flows from financing activities:
Payments of borrowings to related parties	-	-	(172)
Payment of lease liabilities	(80)	(42)	(55)
Repayment of bridge loans	(34)	(30)	-
Repayment of pre-paid advances/Advance payment for equity, net	(423)	2,679	-
Proceeds from issuance of ordinary shares and pre-funded warrants	6,945	2,630	182
Exercise of warrants and pre-funded warrants into ordinary shares	2,399	642	-
Proceeds from issuance of convertible notes and warrants	3,303	2,606	581
Proceeds from short term loan	1,000	-	-
Proceeds from issuance of bridge loans and warrants	-	550	3,310
Issuance of shares in the SPAC transaction, net	-	2,919	-
Net cash flow provided by financing activities	13,110	11,954	3,846

Increase (decrease) in cash and cash equivalents	1,606	(1,561)	(2,504)
Cash and cash equivalents at beginning of year	168	1,398	4,171
Exchange rate differences on cash and cash equivalent	569	331	(269)
Cash and cash equivalents at end of year	2,343	168	1,398

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	US$ in thousands
Appendix A – Non-cash transactions during the year:
Conversion of financial liability into ordinary shares	645	5,330	-
Conversion of bridge loans into ordinary shares and warrants	128	5,192	-
Conversion of convertible notes and warrants into ordinary shares	8,530	175	-
Exercise of cashless options into ordinary shares	314	2,925	-
Exercise of warrants and pre-funded warrants into ordinary shares	4,824	1,008	-
Issuance cost	152	-	-
Other current receivable in connection to exercise of Series A Common Warrant	1,510	-	-
Remeasurement of investment in associated company	-	(22,164)	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or the “Company” and together with its subsidiaries, the “Group” or the “consolidated entity”) was incorporated on July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Group provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

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

C.	On October 3, 2023, the Company signed an agreement with True Gold Consortium Pty Ltd.’s (“TrueGold”) shareholders to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in TrueGold and resulted in the Company’s gaining control over TrueGold. In July 2024, the Company’s ownership percentage in TrueGold increased from 51.9% to 52.9%. See also note 3.

D.	As of December 31, 2024, the Company incurred accumulated losses of $82 million and continued to incurred operating losses and negative cash flows from operating activities during to date of this financial statements. The Company has not yet generated revenues and is required to obtain additional financing in order to continue to operate. In addition, as of December 31, 2024, the Company was noncompliant with Nasdaq Listing Rule with respect to the bid price of the Company’s ordinary shares on the Nasdaq Capital Market. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

During the period, the Company entered into funding agreements of up to $5,350 and convertible securities in the amount of $747.5 and $194.5 in addition to restructuring of debt of $800 and $500 in convertible and non-convertible notes, respectively, and received a short-term loan in the amount of $1,000. The Company plans to continue the issuance of shares and warrants and secure convertible notes and other funding sources. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company’s long-term business plan. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue.

E.	The Company operates primarily with 8 wholly owned subsidiaries and two majority owned subsidiaries, all of which have been consolidated in these consolidated financial statements

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Security Matters (SMX) PLC	Ireland	100%	100%
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%
Lionheart III Corp	USA	100%	100%
SMX (Security Matters) Ireland Limited	Ireland	100%	100%
SMX Fashion and Luxury	France	100%	100%
TrueSilver SMX Platform Ltd.	Canada	100%	100%
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	100%
SMX Circular Economy Platform PTE, Ltd.	Singapore	70%	100%
True Gold Consortium Pty Ltd.	Australia	52.9%*	51.9%*
SMX Circular Economy FZCO **	UAE	-	-

In addition, the Company’s has the following investments in associated company:

Entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

*	Owned by Security Matters PTY Ltd. (formerly - Security Matters Limited). In July 2024, ownership in the subsidiary increased from 51.9% to 52.9%. See also note 3.

**	On March 26, 2025, subsequent balance sheet date, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates. See also note 28.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 – GENERAL (CONT.):

F.	A.	On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2024, financial statements are presented post this reverse stock split. See note 22.

G.	On January 15, 2025, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 28.5:1 under the symbol “SMX,” with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. Approved by shareholders and Board of Directors on December 10, 2024. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.165 to $4.70250014886352. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2024, financial statements are presented post this reverse stock split. See note 22.

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

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuation of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

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

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The Company’s functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.’s functional currency is Australian Dollars. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities – at the rate of exchange applicable at the reporting date.
●	Expense items – at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at the rate of exchange as of the date of recognition of those items.
●	The accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of other comprehensive losses in the Foreign Currency Translation Reserve.

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

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

Reimbursement of research and development expenses

Reimbursements in proof of concept (POC) agreements of expenditures on research and development in order to achieve commercial agreement once this activity is successful, are offset in profit or loss against the related expenses (research and development expenses). Any IP generated from this activity remains at the ownership of the Group.

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

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of-use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

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

The technical feasibility criteria is determined to be met when a the milestone of initial marking and reading capabilities is satisfied. The milestone’s identification occurs only following a detailed broad mapping of the raw material characteristics and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations. The result is the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information. At this stage, the Group believes that the technical feasibility of completing the development for use is probable.

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

The Group’s management intends to concentrate its future sales and marketing efforts in the U.S. and Asia Pacific markets, including, but not limited to, recruitment of sales and marketing personnel. It plans to advance successful proof-of-concept pilots performed with industry leading partners, and further advance its innovative technology and commercialization efforts and collaborations in the segments relevant to its technology.

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

An asset is ready for its intended use, when the developed technology becomes operational and the Group completes an initial customization.

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

New standards, interpretations and amendments adopted from January 1, 2024

The following amendments are effective for the period beginning January 1, 2024:

●	Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7);
●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); and
●	Non-current Liabilities with Covenants (Amendments to IAS 1).

These amendments to various IFRS Accounting Standards are mandatorily effective for reporting periods beginning on or after January 1, 2024.

Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7)

On May 25, 2023, the IASB issued Supplier Finance Arrangements, which amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments require entities to provide certain specific disclosures (qualitative and quantitative) related to supplier finance arrangements. The amendments also provide guidance on characteristics of supplier finance arrangements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants

(Amendments

The IASB issued amendments to IAS 1 in January 2020 Classification of Liabilities as Current or Non-current and subsequently, in October 2022 Non-current Liabilities with Covenants.

The amendments clarify the following:

●	An entity’s right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period.
●	If an entity’s right to defer settlement of a liability is subject to covenants, such covenants affect whether that right exists at the end of the reporting period only if the entity is required to comply with the covenant on or before the end of the reporting period.
●	The classification of a liability as current or non-current is unaffected by the likelihood that the entity will exercise its right to defer settlement.
●	In case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity’s own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current only if the option is classified as an equity instrument.

These amendments have no effect on the measurement of any items in the consolidated financial statements of the Group.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The following amendments are effective for the period beginning January 1, 2026:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial instruments and IFRS 7)

The following standards and amendments are effective for the annual reporting period beginning January 1, 2027:

●	IFRS 18 Presentation and Disclosure in Financial Statements
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The Group is currently assessing the effect of these new accounting standards and amendments.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

The Group does not expect to be eligible to apply for IFRS 19.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

The significant accounting judgments, estimates and assumptions followed in the preparation of the financial statements, on a consistent basis, are:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the consolidated financial statements.

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

Share based compensation

The Group has a share-based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes model, which was derived to model the value of the firm’s equity over time. The simulation model was designed to take into account the unique terms and conditions of the performance shares and share options, as well as the capital structure of the firm and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are described in the share-based compensation note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to the statement of profit or loss over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

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

Management bases its estimates on historical experience, assumptions, and information currently available and deemed to be reasonable at the time the consolidated financial statements are prepared. However, actual amounts may differ from the estimated amounts as more detailed information becomes available. Estimates and assumptions are reviewed on an ongoing basis and, if necessary, changes are recognized in the period in which the estimate is revised.

Impairment of goodwill and intangible assets

The Group reviews goodwill for impairment at least once a year or more frequently if events or changes in circumstances indicate that there is impairment. Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. See more information in note 7.

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset’s recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate project future cash flows, among other factors. Future events and changing market conditions may impact on the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Group concludes that a definite or indefinite long-lived intangible asset is impaired, the Group recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the asset’s impairment.

Financial liabilities at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Group’s assets over time. The simulation approach was designed to take into account the terms and conditions of the financial liabilities, which are described in notes 8, 9 and 11, as well as the capital structure of the Group and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 3 – TRUE GOLD BUSINESS COMBINATION:

On July 29, 2020, the Group (through Security Matters Limited) signed a shareholders’ agreement with W.A. Mint Pty Ltd. and TrueGold. The purpose of the agreement is to set the framework for TrueGold’s activity. TrueGold’s goal is to establish an industry standard with the development of an innovative system that can invisibly mark (at a molecular level), track and trace gold bars and gold through every stage of the supply chain with blockchain technology, using the Company’s advanced next-generation technology. Under the terms of the agreement, TrueGold will be equally held by the above two-mentioned entities, with the goal of adding other shareholders. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited, and W.A. Mint Pty Ltd. The Company’s management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement.

The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

On October 3, 2023 (acquisition date), the Company (through its wholly owned subsidiary - Security Matters Limited) signed an agreement with TrueGold shareholders to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in TrueGold and resulted in the Company gaining control over TrueGold. This strategic transaction to gain control of TrueGold diversifies the Company’s operations into TrueGold’s pioneering ventures in research and development and future revenue commercialization. In July 19, 2024, the Company’s ownership percentage (through its wholly owned subsidiary - Security Matters Limited) in TrueGold increased from 51.9% to 52.9% as part of the PMB transaction described below in note 17(19), to exchange its shares in TrueGold for 1,022 Company shares.

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

The Company has elected to measure the non-controlling interests in TrueGold at full fair value which includes also the non-controlling interests’ share in the entire goodwill of TrueGold. The fair value of the non-controlling interests in TrueGold was based on the fair value of TrueGold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as TrueGold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of TrueGold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of TrueGold are:

1.	After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2.	Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3.	Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of True Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from TrueGold to Security Matters Limited which amounted to AUD 475 thousand (approximately $307) at acquisition date. The calculation of the goodwill upon acquisition included also the fair value of the previous investment in TrueGold.

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
		22,471

The only intangible asset identified in the purchase price allocation, and recognized as shown in the table above, represents a core technology license that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). As mentioned above, this core technology license represents the current right of TrueGold to use the Group’s intellectual property of technology under a license agreement signed in 2020. For the purpose of the purchase price allocation, this right was treated as a reacquired right and accordingly was recognized separately from goodwill and valued on the basis of the remaining contractual term of the related contract, regardless of whether market participants would consider potential contractual renewals. After acquisition, this intangible asset should be amortized in according to its economic useful life. See also note 7.

The goodwill arising from this acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group and TrueGold. The goodwill recognized is not expected to be deductible for income tax purposes.

NOTE 4 - OTHER CURRENT RECEIVABLES:

	December 31, 2024	December 31, 2023
Receivable in respect of exercise of warrants	1,510	-
Tax authorities	305	257
Prepaid expenses	102	142
Proof of concept receivables	46	148
Other	30	87
Total	1,993	634

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2024	75	1,146	69	102	1,392
Additions	-	21	-	-	21
Currency translation adjustments	1	(5)	1	-	(3)
At December 31, 2024	76	1,162	70	102	1,410

Accumulated depreciation
At January 1, 2024	24	832	37	88	981
Depreciation	9	135	9	10	163
Currency translation adjustments	-	(2)	-	-	(2)
At December 31, 2024	33	965	46	98	1,142
Net book value at December 31, 2024	43	197	24	4	268

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2023	63	1,147	65	102	1,377
Additions	15	5	7	4	31
Currency translation adjustments	(3)	(6)	(3)	(4)	(16)
At December 31, 2023	75	1,146	69	102	1,392

Accumulated depreciation
At January 1, 2023	18	699	31	74	822
Depreciation	6	151	7	16	180
Currency translation adjustments	-	(18)	(1)	(2)	(21)
At December 31, 2023	24	832	37	88	981
Net book value at December 31, 2023	51	314	32	14	411

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 6 - INVESTMENTS IN ASSOCIATED COMPANY:

Entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Yahaloma Technologies Inc.	Canada	50%	50%

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

Yahaloma has the exclusive rights and responsibility to commercialize the Group’s intellectual property in the area of diamonds or precious stone. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited and Trifecta. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

NOTE 7 - INTANGIBLE ASSETS, NET AND GOODWILL:

	Capitalization of development costs	Purchased license	Core Technology License	Total

COST
As of January 1, 2024	5,342	819	10,449	16,610
Capitalized development cost	169	-	-	169
Currency translation adjustments	(245)	(37)	-	(282)
As of December 31, 2024	5,266	782	10,449	16,497

Accumulated amortization
As of January 1, 2024	124	-	-	124
Amortization	694	75	1,306	2,075
Impairment	2,197	-	-	2,197
Currency translation adjustments	(227)	-	-	(227)
As of December 31, 2024	2788	75	1,306	4,169

Net book value as of December 31, 2024	2,478	707	9,143	12,328

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 7 - INTANGIBLE ASSETS, NET AND GOODWILL (CONT.):

	Capitalization of development cost	Purchased license	Core Technology License	Total

COST
As of January 1, 2023	4,372	655	-	5,027
Capitalized development cost	977	157	10,449	11,583
Currency translation adjustments	(7)	7	-	-
As of December 31, 2023	5,342	819	10,449	16,610

Accumulated amortization
As of January 1, 2023	127	-	-	127
Currency translation adjustments	(3)	-	-	(3)
As of December 31, 2023	124	-	-	124

Net book value as of December 31, 2023	5,218	819	10,449	16,486

Intangible assets as of December 31, 2024 and 2023 consist of capitalized development costs of the Group’s technology, the cost of the exclusive license intellectual property and core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). See also note 3. The capitalized development costs and purchased license are amortized in accordance with its useful life of 5.5 years. The Core Technology License is amortized in accordance with its useful life of 4 years.

Goodwill and impairment

The Group is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires an estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

During the year, the Group did not meet its revenue forecast. This had an adverse impact on the projected value in use of the operation and consequently resulted in an impairment to goodwill of $6,813. The (pre-tax) discount rate used to measure the CGU’s value in use was 29.6%.

The carrying amount of goodwill is $26,144 as of December 31, 2024.

The recoverable amount has been determined from value in use calculations based on cash flow projections from Company approved budgets.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES:

A.

On January 25, 2023, the Company received an amount of $250 in consideration for issuance of a convertible note (the “LP Convertible Note”) and two types of warrants, to Lee Pinkerton (“LP”). The LP Convertible Note’s principal amount is $250 and the maturity date is the earlier of December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Note has an interest rate of 15% per annum and shall be converted into ordinary shares at LP’s discretion, at a fixed conversion price of $470,250 per ordinary share. In addition, the Company has the right to satisfy the payment of the principal amount of the LP Convertible Note through the issuance of the Company’s ordinary shares at a 20% discount to the 20 trading day VWAP preceding the maturity date.

As part of the LP Convertible Note transaction, the LP was granted two types of warrants:

(i)	Bonus Warrants – 0.27 warrants to purchase ordinary shares of the Company at an exercise price of $541 per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(ii)	Redeemable Warrants – 0.26 warrants to purchase ordinary shares of the Company at a purchase price of $541 per share. The Redeemable Warrants term is five years commencing upon the Business Combination. 50% of the Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $235.125 per warrant. The LP has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The LP Convertible Note is recorded in accordance with its fair value. The Redeemable Warrants are accounted as a derivative financial liability measured at fair value through profit or loss. Management utilized a third-party appraiser to assist them in valuing the LP Convertible Note and Redeemable Warrants.

The fair value of the Redeemable Warrants was calculated using the Monte-Carlo simulation model. As of December 31, 2024 and 2023, the expected volatility that was used was 53.94% and 73.74%, respectively, and the risk-free interest rate used was 4.27% and 3.91%, respectively.

As of December 31, 2024, and 2023 the fair value of the Redeemable Warrants was $55 and $73, respectively.

In order to calculate the fair value of the LP Convertible Note, the Company discounted the payment schedule by a discount rate of 22.9%. as of December 31, 2024, and a discount rate of 32.2% as of December 31, 2023.

As of December 31, 2024, and 2023 the fair value of the LP Convertible Note was $336 and $304, respectively. All of the principal and accrued interest under the LP Convertible Note is due and owing as of the date of the authorization of these financial statements.

B.	In May 2022, Security Matters PTY Ltd. issued 828,240 convertible notes (the “2022 Convertible Notes”), with a face value of AUD 1.00 ($0.7) per each 2022 Convertible Note, for an aggregate amount of AUD 828 thousand ($569). The original terms of the 2022 Convertible Notes were amended on July 2022, when Security Matters PTY Ltd. entered into the BCA that was subject to de-listing of Security Matters PTY Ltd. from the Australian Stock Exchange. The issuance price per share was calculated at a 20% discount to the 5-21 day volume weighted average price to December 31, 2022, as such term is defined in the Convertible Notes agreement, subject to a cap of no lower than AUD 0.15 ($0.11) per share, and on December 31, 2022 the investors will also be issued unlisted two year options on a 1:2 basis with an exercise price of AUD 0.45 ($0.32) per share. As of December 31, 2022, the 2022 Convertible Note amounted to $563. In July 2022, an amendment to the 2022 Convertible Notes agreements was signed between Security Matters PTY Ltd. and the investors which prescribes a cancellation of the 2022 Convertible Notes and replaced them with the issuance of 1,000,000 ordinary shares of Security Matters PTY Ltd. (with the occurrence of the Business Combination as described in Note 1.B). On March 7, 2023, the 2022 Convertible Notes were converted to 1,000,000 ordinary shares of Security Matters PTY Ltd.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

C.	On September 6, 2023, the Company entered into a Securities Purchase Agreement to issued and sold to an institutional investor, Generating Alpha Ltd. (“Alpha”), a convertible promissory note (the “Alpha September 2023 Note”) with a fixed conversion price of $3,501, 1,838 warrants A’s and 1,225 warrants B’s, for gross proceeds of approximately $2,574, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant A’s were exercisable into 1,838 ordinary shares at an exercise price of $4.7025 per share subject to customary adjustments and may be exercised at any time until the five year anniversary. The warrant B’s were exercisable into 1,225 ordinary shares at an exercise price of $3,501 per share, subject to customary adjustments and may be exercised at any time until the five-year anniversary. The warrant A’s and the warrant B’s meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The Alpha September 2023 Note is in the principal amount of $4,290. The actual amount loaned by the investor is $2,574 after a 40% original issue discount. The maturity date of the Alpha September 2023 Note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $3,501 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement, so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the Alpha September 2023 Note into ordinary shares; provided that in no case shall the Company so convert the Alpha September 2023 Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%

The Alpha September 2023 Note was recognized in accordance with the amortized cost method.

As of December 31, 2024, the investor converted all of the principal amount of the Alpha September 2023 Note into an aggregate of 1,225 Ordinary Shares and exercised all warrant A’s and B’s into Ordinary Shares of the Company.

As of December 31, 2023, the Alpha September 2023 Note’s principal amounted to $1,000.

D.

On February 24, 2024, the Company issued to Steven Wallitt (“SW”) a convertible security with a face value of $407 in consideration of $350, bearing 0% interest and maturing in 6 months. SW ranks senior but is subordinated to ClearThink Asset Management (“CTAM”), the Company advisors, in case of any new debt issuance, including subordinated debt or redeemable preferred stock, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless SW waives this requirement. SW can convert all or part of the face value of the convertible security into ordinary shares at a conversion price of $513 per share, with no conversion limitations. Additionally, the Company issued SW 100,000 warrants, exercisable for 60 months at an exercise price of $0.05 per share, without price-based anti-dilution adjustments.

On August 24, 2024, the Company extended the previous convertible security maturity date to February 24, 2025. In addition, SW will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source.

Accordingly, following a private placement transaction on October 28, 2024, the Company adjusted the conversion price to $0.49.

On September 16, 2024, the SW converted $23 of the convertible security into 793 ordinary shares.

The convertible security is accounted in accordance with the amortized cost model, and amounted to $337 as of December 31, 2024.

The conversion option was accounted as a derivative financial liability and measured at fair value through profit or loss.

As of December 31, 2024, the fair value of the conversion option was estimated at $129 by using Monte Carlo model with volatility of 39.78% and a risk-free interest rate of 4.37%.

As of the date of these financial statements the principal and accrued interest payments according to the SW convertible security agreement are due and owing.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

E.	On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of promissory note and warrants to Alpha, as follows:

1.	Unsecured note (the “Alpha April Note”) in the principal amount of $2,250. The Alpha April Note carries an original issue discount (OID) of 10%, bears 12% interest per year, and its maturity date is in 12 months from issue date. Alpha has the right to convert the outstanding principal and interest into Ordinary Shares at $513 per share, with certain adjustments. If the Company is no longer restricted from variable rate transactions, the investor may convert at a 15% discount based on the lowest weighted average price during the 15 trading days before conversion. Any such conversion is subject to customary conversion limitations set forth in the Alpha April Note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Alpha April Note into Ordinary Shares; provided that in no case shall the Company so convert the Alpha April Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. A daily fee of $2 is applied if the Company fails to deliver shares upon conversion. If an event of default occurs, the Alpha April Note’s outstanding principal and interest increase by 120%, or 500% in specific default situations, with default interest at the lesser of 24.5% or the maximum legal rate. The Alpha April Note also includes restrictions against variable security transactions.

2.	A 5.5 year warrant to purchase 5,532 Ordinary Shares at $336 per share, with anti-dilution protections. (“the April Warrants”). There is a 4.99% ownership limit on the exercise of this warrant, and the Company must pay a “Buy-In” amount if shares are not delivered timely. Alpha may elect to choose cashless exercise mechanism.

3.	Inducement offer which amends the Company’s existing warrants B’s held by Alpha issued in September 2023 (see note 8.C) to a reduced exercise price of $4.7025 per share. Alpha immediately exercised these warrants B’s in full.

4.	The Alpha April Note is a financial liability which is measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of April 11, 2024, the Alpha April Note amounted to $220 and the Conversion Option fair value amounted to $656.

As of April 11, 2024 the fair value of the conversion option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 52.08% and the risk-free interest rate used is 5.17%.

During the period, the investor converted approximately $2,110 of the principal amount into 467,424 ordinary shares. (see also note 17(13)).

As of December 31, 2024, the Alpha April Note amounted to $72 and the Conversion Option fair value amounted to $48. As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 39.78% and the risk-free interest rate used is 4.37%.

The April Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut off, the April Warrants will be measured in accordance with their fair value and all changes in fair value will be recognized through profit or loss. As of April 11, 2024, the April Warrants’ fair value amounted to $1,090.

As of April 11, 2024, the fair value of the April Warrants was calculated using the Black-Scholes model with expected volatility of 73.43% and the risk-free interest rate used is 4.61%.

As of December 31, 2024, Alpha exercised all the April Warrants into Ordinary Shares of the Company.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

F.	On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP (“PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution of the exchange of a $1,000 senior secured note (originally due May 31, 2024) for a $800 Convertible Note due December 31, 2024 (“the $800 Convertible Note”), and a $500 non-convertible promissory note due December 31, 2024 (“the $500 Non-Convertible Promissory Note” and, together with the $800 Convertible Note, the “Senior Promissory Notes”) and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”). See note 1.D.

The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the $800 Convertible Note and the $500 Non-Convertible Promissory Note, with terms consistent with the Letter of Intent, were all dated as of September 4, 2024. The Senior Promissory Notes carry an annual interest of 15%. PMB has the right to convert the $800 Convertible Note and accumulated interest into 2,673 ordinary shares.

The $800 Convertible Note is a financial liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement the $800 Convertible Note is with accordance with the amortized cost method.

The conversion option meet the conditions for equity classification according to IAS 32 and recorded as equity instrument.

The $500 Non-Convertible Promissory Note is a liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement, the $500 Non-Convertible Promissory Note measured in accordance with the amortized cost method.

As of December 31, 2024, the $800 Convertible Note and the $500 Non-Convertible Promissory Note amounted to $1,360. Pursuant to amendments to the Senior Promissory Notes, the maturity dates have been extended to November 30, 2025.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

G.	A.	On July 19, 2024 the Company entered into Securities Purchase Agreement issued and sold to Alpha, a promissory note (the “Alpha July Note”) and warrants (the “July Warrants”), for gross proceeds of $747.5, before deducting fees and other offering expenses payable by the Company. The Alpha July Note is in the principal amount of $1,150 (the “Principal Amount”) and carries an original issue discount of 35%. The maturity date of the Alpha July Note is the 12-month anniversary of the issuance date. The Alpha has the right, at any time, to convert all or any portion of the outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the lesser of $174 or 80% of the lowest volume weighted average price of the Company’s ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Alpha July Note including for fundamental transactions (the “Conversion option”) Any such conversion is subject to customary conversion limitations set forth in the Alpha July Note so the Alpha beneficially owns less than 4.99% of the Company’s Ordinary Shares. Any principal amount on the Alpha July Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection.

According to the purchase agreement, the Company issued to the Alpha the July Warrants, to purchase up to 7,317 Ordinary Shares, with an exercise price of $178 per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time for 5.5 years from issuance. The July Warrants also may be exercised pursuant to a cashless or net exercise provision. The exercise of the July Warrants is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The July Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut-off, the July Warrants will be measured in accordance with its fair value and all changes in fair value will be recognized through profit or loss.

As of July 19, 2024, the July Warrants fair value amounted to $741. The July Warrants were calculated using Black-Scholes model with expected volatility of 59.6% and the risk-free interest rate used is 4.16%.

As of December 31, 2024, all of the July Warrants were converted to 7,188 ordinary shares.

The Alpha July Note is a financial liability which will be measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of July 19, 2024, the Alpha July Note amounted to $0 and the Conversion Option fair value amounted to $753.

As of July 19, 2024, the fair value of the conversion option was calculated by estimating the Alpha July Note using Monte Carlo model with expected volatility of 61.67% and the risk-free interest rate used is 4.85%.

As of December 31, 2024, the Alpha July Note amounted to $520, and the Conversion Option fair value amounted to $527. As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha July Note using the Monte Carlo model with expected volatility of 58.7% and the risk-free interest rate used is 4.28%.

H.

On August 30, 2024, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC (“1800 Diagonal”), to issue and sell a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company (“the 1800 Diagonal Promissory Note”). The 1800 Diagonal Promissory Note is in the principal amount of $223.7, which includes an original issue discount of $29.2. A one-time interest charge of 10%, or $22.4 was applied to the principal. The maturity date of the 1800 Diagonal Promissory Note is June 30, 2025. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123; (2) on March 30, 2025, $30.7; (3) on April 30, 2025, $30.7; (4) on May 30, 2025, $30.7 and (5) on June 30, 2025, $30.7. Through February 26, 2025, the Company may prepay the 1800 Diagonal Promissory Note in full at a 2% discount The 1800 Diagonal Promissory Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the 1800 Diagonal Promissory Note shall become immediately due and payable, (ii) the principal and interest balance of the note shall be increased by 150% and (ii) the 1800 Diagonal Promissory Note may be converted into Ordinary Shares of the Company at the sole discretion of the 1800 Diagonal. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the 1800 Diagonal Promissory Note so the 1800 Diagonal beneficially owns less than 4.99% of the Company’s Ordinary Shares. The 1800 Diagonal shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP “PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution exchange a $1,000 senior secured note (originally due May 31, 2024 for a $800 Convertible Note due December 31, 2024 (“the $800 Convertible Note”), and a $500 non-convertible promissory note due December 31, 2024 (“the $500 Non-Convertible Promissory Note”), or together (the “Senior Promissory Note”) and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”).

The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the Convertible Note and the Senior Promissory Note, with terms consistent with the Letter of Intent were all dated as of September 4, 2024.. The convertible note and the non-convertible promissory note carries an annual intertest of 15%. The investor has the right to convert the $800 convertible note and accumulated interest into 2,673 ordinary shares.

The $800 Convertible Note is a financial liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement the $800 Convertible Note is with accordance with the amortized cost method.

The conversion option meet the conditions for equity classification according to IAS 32 and recorded as equity instrument.

The $500 Non-Convertible Promissory Note is a liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement, the $500 Non- Convertible Promissory Note measured in accordance with the amortized cost method.

As of December 31, 2024, the $800 Convertible Note and the $500 Non-Convertible Promissory Note amounted to $1,360. All of the principal and accrued interest under the $800 Convertible Note and the $500 Convertible Note are due and owing as of the date of these financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 9 - BRIDGE LOANS LIABILITIES:

A.	Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which lent Security Matters PTY Ltd. an aggregate amount of $3,860.

Part of the lender received also bonus warrants and redeemable warrants as described above.

The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

The loan components were accounted in accordance with the amortized cost method.

As of December 31, 2024 and December 31, 2023, the principal and the accumulated interest of the bridge loans were amounted to $728 and $1,739, respectively.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i)	Bonus Warrants - 0.32 warrants to purchase ordinary shares of the Company at an exercise price of $541 per share and a first priority security interest in the shares of Security Matters PTY’s interest in TrueGold Consortium Pty Ltd.

The Bonus Warrants term is five years commencing upon the BCA.

Management valuing the Bonus Warrants using the Black and Scholes model.

As of December 31, 2024 and December 31, 2023, the fair value of the Bonus Warrants was nil.

(ii)	Redeemable Warrants Type 1 – 0.13 warrants to purchase ordinary shares of SMX PLC at a purchase price of $541 per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA.

●	50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for $235.125 per warrant.

●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for $235.125 per warrant.

●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for $235.125 per warrant .

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using the Monte-Carlo simulation model.

As of December 31, 2024 and December 31, 2023, the fair value of the Redeemable Warrants Type 1 was $34 and $72, respectively.

(iii)	Redeemable Warrants Type 2 – 0.53 warrants to purchase ordinary shares of SMX PLC at a purchase price of $541 per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction (see also Note 1B).

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for $235.125 per warrant.

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for $235.125 per warrant.

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2024 and December 31, 2023, the fair value of the Redeemable Warrants Type 2 was $140 and $421, respectively.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 9 - BRIDGE LOANS LIABILITIES (CONT.):

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The main assumptions used in the three valuation models as of December 31, 2024 described above were:

(1)

risk free rate 4.27%; (2) volatility of assets 53.94%; and (3) expected terms of the warrants 3.18 years.

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

Conversions during the reporting period:

1.	In March 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $1,350 and redeemable warrants at the amount of $1,000 into 408 ordinary shares.

2.	On December 31, 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $750 and redeemable warrants at the amount of $1,450 into 1,886 ordinary shares. According to the addendum the company has issued to the lenders an aggregate of fully paid 1,886 warrants to purchase up to an aggregate of 1,886 ordinary shares at an exercise price of $2,501 per share. The Warrants were exercisable immediately upon issuance and will expire three years following their issuance.

The warrants include a cashless exercise mechanism, according to the terms specified in the addendum and it’s according to the lender election (the “Cashless Warrants”).

Therefore, the Company accounted the Cashless Warrants as financial liability instruments that measured at fair value and recognized financial expenses or income through profit and loss.

As of December 31, 2023, the Cashless Warrants fair value was $1,023.

The Company valued each Cashless Warrants at $0.25 per warrant by using the Black-Scholes option-pricing model. The key inputs that were used in the Cashless Warrants fair value as of December 31, 2023 were:

●	risk-free interest rate 4.13%
●	expected volatility 70.39%
●	expected dividend yield of 0%
●	expected term of warrants – 3 years

3.	During the twelve-month period ended December 31, 2024 all the Cashless Warrants were fully exercised in cashless and converted into 472 ordinary shares. In addition, the company issued another 290 ordinary shares according to an amendment to the agreement with those investors.

4.	On June 27, 2024, the Company converted $119 debt to 11,699 ordinary shares and issued 900 warrants at an exercise price of $0.165 per warrant.

5.	On September 4, 2024, the Company converted $1,300 debt and accumulated interest into Senior Promissory Note (see note 8.H).

NOTE 10 – ALPHA SPA

On April 19, 2024, the Company entered into a Stock Purchase Agreement (“SPA”) with Alpha, committing Alpha to purchase up to $30 million of the Company’s ordinary shares, subject to the SPA’s terms. The Company may direct Alpha to purchase ordinary shares at its discretion after a three-month period, with a minimum purchase (“Put”) of $20 and a maximum of $833 in any 30-day period, subject to certain pricing conditions based on market price. The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to Alpha, provided that there are no outstanding Put notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. As of December 31, 2024, and as of the date of the authorization of these consolidated financial statements no withdrawal was carried out from this credit line. On May 9, 2025, after the balance sheet date, the Company terminated the SPA.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY

On September 11, 2024, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors (the “Purchasers”), which under certain circumstances could result in an aggregate gross proceeds of up to $5.350 million, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private Placement before deducting fees to the placement agents. 20% of the gross proceeds, or $1,072 was held in escrow and repaid to the Purchasers pursuant to certain circumstances during the terms of the Series A Common Warrants issued in the Private Placement. The Company was unable to satisfy certain of the specified circumstances and did not receive the $1,072 from Escrow and adjustments were made to the Warrants issued as described below. As such, the Company received gross proceeds of $4,278 excluding transaction costs. Aegis Capital Corp. (“Aegis”), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the Private Placement.

The offering consisted of the sale of 187,719 Common Units, each consisting of one Ordinary Share or Pre-Funded Warrant, two Series A Common Warrants each to purchase one Ordinary Share per warrant at an exercise price of $28.5, subject to adjustment, and one Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $28.5 (or $28.49 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.00285 per Pre-Funded Warrant).

The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. During the offering the company issued 55,789 ordinary shares and 131,930 Pre-Funded Warrants.

The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire by March 12, 3030. Post-adjustment, the number of securities issuable under the Series A Common Warrants in the aggregate is 766,201. The post-adjustment exercise price of each Series A Common Warrant is $13.9.

The initial exercise price of each Series B Common Warrant is $0.00285 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers. Post-adjustment, the number of securities issuable under the Series B Common Warrant is 195,381. As of the date of the financial statements all the Series B Common Warrants have been exercised into ordinary shares.

The Pre-Funded Warrants, Series B Common Warrants and Series A Common Warrant all meets the definition of a derivative financial liability and measured at fair value through profit and loss on initial recognition and subsequent.

As of October 28, 2024, the fair value of the Pre-Funded Warrants was $1,809 regarding the share price as of October 28, 2024, that represent the Pre-Funded Warrants fair value.

As of December 31, 2024, all the Pre-Funded warrants were converted into ordinary shares.

As of October 28, 2024, the fair value of the Series B Common Warrant was $2,680 regarding the share price as of October 28, 2024, that represents the Series B Common Warrant fair value.

As of December 31, 2024, all the Series B Common Warrant were converted into ordinary shares

As of October 28, 2024, the fair value of the Series A Common Warrant was $5,845 which is recognized on a systematic basis over the period the time-value of Warrant A decays, on a straight-line basis – the Company expects this period to be approximately five years.

Management utilized a third-party appraiser to assist them in valuing the Series A Common Warrant by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of October 28, 2024, were:

●	risk-free interest rate 4.11%
●	expected volatility 59.1%
●	expected dividend yield of 0%
●	expected term of warrants – 5.4 years

As of December 31, 2024, 277,439 Series A Common Warrants have been exercised.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY (CONT.):

The outstanding 488,762 Series A Common Warrants have been valued at the fair value of $4,921, by using the Black-Scholes model and the balance as of December 31, 2024, was $1,322. The key inputs that were used to estimate the fair value as of December 31, 2024, were:

●	risk-free interest rate 4.38%
●	expected volatility 58.9%
●	expected dividend yield of 0%
●	expected term of warrants – 5.2 years

The Company also entered into a Placement Agent Agreement with Aegis as the lead placement agent, The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the Private Placement, a 3% commission of the proceeds from any cash exercise of the Warrants, and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the Private Placement.

The transaction cost amounted to $1,113 and allocated to the financial instruments issued that measured at fair value through profit and loss and recorded as expenses incurred.

The placement agent fee includes liable to pay 3% of the proceeds from the cash exercise of Series A Common Warrants (“the 3% Provision”). The 3% Provision accounted for financial liability at fair value through profit and loss on initial recognition and subsequent.

Management utilized a third-party appraiser to assist them in valuing the 3% Provision by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of October 28, 2024, were:

●	risk-free interest rate 4.11%
●	expected volatility 59.1%
●	expected dividend yield of 0%
●	expected term of warrants – 5.4 years

As of October 28, 2024, the fair value of the 3% Provision was $76.

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

●	risk-free interest rate 4.38%
●	expected volatility 58.9%
●	expected dividend yield of 0%
●	expected term of warrants – 5.2 years

As of December 31, 2024, the fair value of the 3% provision was $59.

NOTE 12 - SHORT TERM LOAN

On December 28, 2024, the Company entered into a Loan Agreement, dated as of December 27, 2024 (the “Abri Loan Agreement”), with Arbi Advisors Ltd. (“Abri”), pursuant to which the Company borrowed $1,000 from Abri. Pursuant to the Abri Loan Agreement, the Company agrees to pay to Abri at the June 30, 2025 maturity date, $1,400, which represents an original issue discount of 28.577%, plus interest on such amount at an absolute rate of 15%. During the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, the Company shall not issue any other form of debt instrument ranking senior or pari passu to or with the obligations under the Abri Loan Agreement, whether in terms of payment or collateral, without the express prior written consent of Abri. Additionally, during the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, if the Company undertakes, completes, agrees to complete, commits to complete, or otherwise sells any equity, or other securities fungible in any way into equity, warrants, options, preferred shares, convertible preferred shares, or any other form of equity-related instrument of the Company (a “Financing”), then the Company shall repay twenty percent (25.0%) of the then Loan Balance within three business days from the closing date of the Financing (a “Financing Repayment”). A Financing Repayment shall not reduce or otherwise diminish the amount due under the Abri Loan Agreement at the maturity of the loan, irrespective of the date of the Financing Repayment.

The Abri Loan Agreement contains customary Events of Default for transactions similar to the transactions contemplated by the Abri Loan Agreement. In the event of an Event of Default, subject to a three-day cure period, the loan balance due plus any Refinancing Repayment that may be due, then multiplied by 150%, shall become immediately due and payable by the Company to Abri (the “Default Payment Amount”). The Default Payment Amount shall compound interest at a monthly rate of 5.0% from the date it becomes due and payable up and until the date of payment. The Abri Loan Agreement contains representations and warranties made by each of the Company and Abri. As of 31 December 2024, the loan amount is $1,000.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 13 - PRE-PAID ADVANCE:

In February 2023 the Company entered in into a Standby Equity Purchase Agreement (“SEPA”) to raise up to $25,000 in consideration of the issuance of ordinary shares over the course of 36 months with YA II PN, Ltd. (Yorkville”). According to the SEPA, the Company may issue Yorkville the ordinary shares at a purchase price as one of two options (i) equal to 96% of the weighted average price (“VWAP”) of the common stock during the applicable pricing period (ii) equal to 97% of the lowest VWAP of the common stock during a pricing period of 3 consecutive trading days commencing on the relevant period. Yorkville advanced to the Company an aggregate principal amount of $3,500 (the “Pre-Paid Advance”). The Pre-Paid Advance was disbursed in two separate installments evidenced as convertible loans, the first for $1,500 at the closing of the Business Combination, and the second, as subsequently amended, for $2,000 upon the effectiveness of the Initial Yorkville Registration Statement. The purchase price for the Pre-Paid Advance is 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of ordinary shares to Yorkville at a price per share equal to the lower of (a) 100% of the daily VWAP of the ordinary shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the “Fixed Price”) (in the case of the first Pre-Paid Advance, $3.65), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the “Variable Price” and the lower of the Fixed Price and the Variable Price shall be referred to as the “Purchase Price”); however, in no event shall the Purchase Price be less than $1.10 (the “Floor Price”).

On July 27, 2023, the Company amended the promissory note evidencing the remaining Pre-Paid Advance to decrease the Floor Price to $1.10 (as adjusted for reverse stock split which occurred on August 21, 2023), after the Company was required to repay in cash $500 of principal amount as a result of the Company’s share price being below the original Floor Price. The Company made additional changes to the Yorkville agreement which effectively eliminates the floor price. The maturity date will be 12-months after the initial closing of each Pre-Paid Advance.

In February 2024, the Company entered into a Letter Agreement with Yorkville dated February 1, 2024 (the “Letter Agreement”), which amends the SEPA. Pursuant to the Letter Agreement, the Company agreed to make payments to Yorkville, which include proceeds of Advances under the SEPA, to repay the amounts outstanding under the Pre-Paid Advance plus payment premium. The Company agreed to pay a fee to Yorkville equal to $200. The company paid in cash $423 to Yorkville and issued 1,251 Ordinary Shares. The Yorkville SEPA was terminated on April 19, 2024. Additionally, the Company agreed to issue a 5-year warrant to purchase 117 Ordinary Shares at an exercise price of $4.7025 per share to Yorkville. These warrants meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. On June 21, 2024, Yorkville exercised the warrants into 117 ordinary shares at an exercise price of $4.7025 per warrant.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 14 - LEASES:

The Group has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease terms of 12 years, motor vehicles generally have lease terms of 3 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
As of January 1, 2023,	414	-	414
Additions	-	26	26
Foreign currency translation	(6)	-	(6)
Depreciation expense	(42)	(3)	(45)
As of December 31, 2023	366	23	389

Foreign currency translation	(1)	-	(1)
Depreciation expense	(37)	(3)	(40)
As of December 31, 2024	328	20	348

Information on leases:

	Year ended December 31,
	2024	2023

Interest expense on lease liabilities	29	32
Total cash outflow for leases	79	45

For an analysis of maturity dates of lease liabilities, see Note 22 on liquidity risk.

NOTE 15 - OTHER PAYABLES:

	December 31, 2024	December 31, 2023
Excise Tax	1,569	1,569
Accrued expenses	1,596	31
Employees, salaries and related liabilities	1,008	726
Liabilities for grants received (see also note 24)	177	153
Related party	-	4
Total	4,350	2,483

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 16 - BORROWINGS FROM RELATED PARTIES:

A. In 2015, the Group signed an agreement to receive a loan of ILS 2 million (approximately $513) from certain shareholders. These loan bears interest at an annual rate of 4%.

	2024	2023
Balance at January 1,	-	710
Payment of borrowings	-	(657)
Exchange rate differences	-	(53)
Balance at December 31,	-	-

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

In August 2022 the loan from related party has been fully repaid and the Company signed an addendum to the loan agreement that reduces the total amount of the Bonus Payments to ILS 2.5 million (approximately $710), to be paid upon the completion of the business combination. As of December 31, 2022, the liability was $710.

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund (the “Kamea Loan Agreements”). Pursuant to the amendment to the Kamea Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Kamea Loan Agreements (the “Indebtedness Amount”) into 487,281 ordinary shares (post Reverse Stock Split) of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount. In accordance with management estimation the fair value of this Indebtedness is $21.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 17 - SHAREHOLDERS’ EQUITY

A.	Share capital:

	Number of shares
	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-
Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $4.7025 and the Company does not have a limited amount of authorized capital.

Preferred shares

Preferred shares with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

B.	Changes in Share capital

1.	On March 7, 2023 (the “Closing Date”), the Company consummated the Business Combination as described in Note 1B. Beginning on the day immediately prior to the Closing Date and ending on the day immediately after the Closing Date, the following transactions occurred:

a)	The AUD 828,240 of the 2022 Convertible Notes have been cancelled in consideration for the issuance of 1,000,000 ordinary shares in Security Matters PTY Ltd.

b)	Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

c)	32,211,716 warrants and options have been exercised on a cashless basis to 24,568,773 shares in Security Matters PTY Ltd.

d)	848,784 (post reverse stock split) ordinary shares of the Company have been issued to Security Matters PTY Ltd.’s shareholders in return for their 193,500,379 ordinary shares in Security Matters PTY Ltd. that were cancelled. Security Matters PTY Ltd.’s shareholders received as consideration 1 ordinary share of the Company per 10.3624 Security Matters PTY Ltd.’s ordinary shares.

e)	The Company issued 160,227 ordinary shares, 2,200,000 private warrants and 6,250,000 public warrants to Lionheart’s stockholders, in exchange for their existing Lionheart shares and warrants. The warrants exercise price is $11.5 per share, expiring in March 2028. The warrants are considered to be a derivative financial

f)	liability and measured at fair value, which is the market price as of the end of the period, amounted to $0.0204 per warrant.

g)	The Company issued 303,053 ordinary shares for an aggregate of $3,110 net proceeds.

h)	The Company issued 872,418 ordinary shares for the conversion of bridge loan at principal amount of $1,350 and 200,000 redeemable warrants ($5 per warrant, 5 years, exercise price of $11.5 per share).

2.	During 2023, the Company issued 579 ordinary shares (2 shares as commitment fees) to Yorkville for an aggregate of $1,979 net proceeds (see also note 13).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

3.	On June 22, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton, LLC (the “Underwriter”) relating to the public offering of (i) 284 ordinary shares of the Company, at a subscription price per share of $11,286 (the “Firm Shares”), (ii) 284 warrants in the form of Warrant A to subscribe for 284 ordinary shares, at an exercise price of $513 per share (“Warrant As”), and (iii) 284 warrants in the form of Warrant B to subscribe for 284 ordinary shares, at an exercise price of $11,286 per share (“Warrant Bs” and together with Warrant A, the “Firm Warrants” and, collectively with the Firm Shares, the “Firm Securities”).

The Company also granted the Underwriter a 45-day option to subscribe for, in the aggregate, (a) up to 43 additional ordinary shares (15% of the Firm Shares) at a subscription price per share of $11,286 (100% of the public offering price allocated to each Firm Share) (the “Option Shares” and together with the Firm Shares, the “Shares”) or Pre-Funded Warrants to subscribe for up to 43 ordinary shares at a price per share of $11,286 (100% of the public offering price allocated to each Firm Share less $11,281) and the remaining non pre-funded exercise price of each pre-funded warrant will be $11,281 per share, and/or (b) 43 warrants in the form of Warrant As to subscribe for an aggregate of 43 ordinary shares (15% of the Firm Warrants) at an exercise price of $11,286 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant As), and/or (c) 43 warrants in the form of Warrant Bs to purchase an aggregate of 43 ordinary shares (15% of the Firm Warrants) at a purchase price of $11,286 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant Bs) (the “Option Warrants” and together with the Firm Warrants and Pre-Funded Warrants, if any, the “Warrants”), which may be subscribed for in any combination of Option Shares and/or the Option Warrants. The Option Shares and the Option Warrants are referred to as the “Option Securities”.

The offering closed on June 27, 2023. The Company delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants), the Firm Warrants and the Option Warrants to the Underwriter on the same day.
The Warrant A terms specify that the warrants may be exercised at any time on or before June 27, 2028. On or after the earlier of (i) the thirty day anniversary of the date of the Underwriting Agreement and (ii) the date on which the aggregate composite trading volume of the Company’s ordinary shares as reported by Bloomberg LP beginning on the date of the Underwriting Agreement exceeds 319 ordinary shares, a holder of Warrant As warrants may also provide notice and elect a cashless exercise.

Warrants A and B expire in June 2028.

Warrant As were accounted as a derivative financial liability. As of December 31, 2024, all Warrant As warrants were exercised cashless into ordinary shares.

Warrant Bs were accounted as a derivative financial liability and valued at $129 per warrant by using the Black-Scholes option-pricing model, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

The net proceeds to the Company upon the closing of this offering were approximately $2,580. The capital raise fee amounted to $660. The Company also granted Underwriter 312 warrants at an exercise price of $564 per share, which expires after 5 years. The Underwriter’s warrants were valued at $123 per option by using the Black & Scholes option-pricing, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

During December 2023, the company entered into inducement offer letter agreement with the holders regarding the Warrant Bs reset. Pursuant to the inducement letter, the holders agreed to exercise for cash the outstanding.

Warrant Bs an aggregate of 284 shares of the Company’s Ordinary Shares at an exercise price of $2,458 per share. According to the inducement offer letter agreement the Company issued two types of new warrants:

(i) up to 319 warrants to purchase up to 319 shares of the Company’s Ordinary Shares at an exercise price of $4.7025 per share.

(ii) up to 106 warrants to purchase up to 106 shares of the Company’s Ordinary Shares at an exercise price of $2,458 per share.

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

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

In accordance with IAS 32, the Company measured the difference between the fair value of the consideration the holder receives on conversion of the instrument under the revised terms and the fair value of the consideration the holder would have received under the original terms, was recognized as a loss in profit or loss.

The Company utilized Black-Scholes valuation model to calculate the fair values of the repriced warrants both before and after the repricing and recognized the incremental fair value of $209 as finance expense in the statement of comprehensive income against an increase in the carrying amount of the warrants (presented within issued capital and additional paid-in capital). In addition, fair value was also calculated for the new 425 issued new warrants at the amount of $865, which was recognized as finance expense against an increase in equity. The new Warrants type 1 and type 2 were classified as equity instruments according to IAS 32.

During January 2024, pursuant to the inducement letter of reset warrants, the holders exercised 213 of the new type 1 Warrant Bs at an exercise price of $4.7025 per warrant into ordinary shares. The company received aggregate proceeds of $1.

4.	On August 8, 2023, at the Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share (22:1).

On August 21, 2023, the Company’s ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current symbol “SMX”.

5.	On September 19, 2023, the Company amended the Kamea Loan Agreements. Pursuant to the amendment to the Kamea Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Kamea Loan Agreements (the “Indebtedness Amount”) into 228 ordinary shares of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount (see also note 16).

6.	On December 31,2023, the Company also issued 214 Ordinary Shares to a service provider as payment in full for $260 worth of legal services which previously provided to the Company.

7.	On January 4, 2024, the Company issued 47 ordinary shares to a service provider in connection with certain investor relations services.

8.	Pursuant to Letter Agreement with Yorkville signed on February 2, 2024, the Company issued during the first quarter of 2024, 1,251 ordinary shares for an aggregate of $527 net proceeds and in addition in June 21, 2024 the investor exercised the 117 warrants into 117 ordinary shares at an exercise price of $4.7025 per warrant (see also note 13).

9.	On February 1, 2024, the Company issued 234 ordinary shares to EF Hutton pursuant to their agreement as an underwriter.

10.	On February 20, 2024, the Company completed an underwritten public offering of 5,672 Ordinary Shares and pre-funded warrants at $513 per share, generating gross proceeds of approximately $2.91 million. The offering included a provision for the issuance of pre-funded warrants, convertible on a 1-for-1 basis into Ordinary Shares at a price of $508 per share, to prevent any purchaser from exceeding 4.99% beneficial ownership. After deducting discounts, commissions, and offering expenses, net proceeds amounted to approximately $2.69 million. The Company paid the underwriter a cash fee of 2.5% of the gross proceeds, alongside $100 in expenses. The pre-funded warrants met the fix for fix criteria and were classified as equity instrument.

As of December 31, 2024, the Company issued 1,620 ordinary shares at a subscription price per share of $513 and 4,052 ordinary shares due to Pre-Funded Warrants exercise at a price per Pre-Funded Warrant of $508.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

11.	Pursuant to a private placement binding term sheet dated February 28, 2024, the Company issued 100,000 warrants to the investor with an exercise price of $0.05 per share (see also note 8.D).

12.	During 2024, Alpha converted $2.3 million of convertible promissory note and accrued interest into an aggregate of 670 Ordinary Shares and exercised 1,838 Warrant A (see also note 8.C).

13.	On April 11, 2024 pursuant to a Securities Purchase Agreement with Alpha, the Company issued 5,532 warrants for a 5.5 years period with an exercise price of $336 per warrant. In addition, pursuant to a Warrant Amendment and Inducement Letter, Alpha exercised his outstanding “B” warrants to purchase 1,225 Ordinary Shares. The Existing Warrants were issued to Alpha as of September 6, 2023 and had a fixed exercise price of $3,501 per share. Pursuant to the Inducement Letter, Alpha agreed to exercise for cash the existing warrants in full at a reduced exercise price of $4.7025 per share.

Alpha converted approximately $2,110 of the principal amount into 467,424 ordinary shares. As of December 31, 2024, Alpha exercised all the warrants pursuant to a cashless mechanism into 5,387 Ordinary Shares. (see also note 8.E)

14.	During the twelve-month period ended December 31, 2024 all the Cashless Warrants were fully exercised in cashless and converted into 472 ordinary shares. In addition, the Company issued another 290 ordinary shares according to an amendment to the agreement with certain former debtholders. (see note 9)

15.	During April 2024, a service provider exercised in a cashless transaction all its warrants and the Company issued 54 ordinary shares. In addition, the Company issued another 32 ordinary shares according to an amendment to the agreement with her.

16.	On April 24, 2024, the Company issued to Alpha 1,275 Ordinary Shares as a 1.5% commitment fee under the SPA signed on April 19, 2024 (see note 10).

17.	During the second quarter of 2024, the Company converted $569 of debt into 1,494 ordinary shares.

18.	On June 27, 2024, the Company converted $119 debt to 410 ordinary shares and issued 32 warrants at an exercise price of $4.7025 per warrant.

19.	On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB. Under the LOI, the Company restructured $1.3 million of its debt to PMB (see note 8.H). Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. PMB exchanged its shares in TrueGold, for 1,022 Company shares. The Company also issued 1,818 shares as consideration for PMB’s waivers and releases related to the debt.

20.	On July 19, 2024, pursuant to a Securities Purchase Agreement, the Company issued to Alpha 7,317 warrants for a 5.5 years period with an exercise price of $178 per warrant. The warrants also may be exercised pursuant to a cashless mechanism. As of December 31, 2024, all of the warrants were exercised into 7,188 ordinary shares. (see note 8.F).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

21.	On September 11, 2024, pursuant to a Securities Purchase Agreement, the Company issued to investors an aggregate of 55,789 ordinary shares, 131,930 Pre-Funded Warrants and 375,439 series A common warrants. On October 28, 2024, pursuant to the terms of the transaction, the Company further issued 195,381 Series B Common Warrants and an additional 390,763 Series A Common Warrant.

As of 31 December 2024, the investors exercised all of Pre-Funded Warrants and Series B Common Warrants, and 277,439 of the Series A Common Warrants. As of December 31, 2024, the outstanding Series A Common Warrant totaled 488,762 at an exercise price of $13.96. (see note 11).

22.	On September 16, 2024, an investor converted $23 of its convertible security of the Company into 793 ordinary shares. (see note 8.E).

23.	During September 2024, a service provider exercised options into 48 ordinary shares in cashless exercise.

B.	Share-Base Compensation:

1.	In June 2018, Security Matters PTY Ltd. adopted a Share Option Plan (the “Plan”) to provide an incentive to retain, in the employment or service or directorship of the Group and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Share Option Plan include employees, directors and consultants of Security Matters PTY Ltd. or any subsidiary. On March 7, 2023, as part of the SPAC transaction, these options were exercised on a cashless basis and then after replaced with the Company’s shares.

2.	On March 7, 2023, Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

3.	In April 25, 2023, the Company’s board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended by the Company’s board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 2,378 authorized ordinary shares.

4.	During the year ended December 31, 2023, the Company granted 18 options with vesting period up to 4 years from the grant date, to employees and service providers. These options carry an exercise price of $48.5-$188. The contractual life of the options under the plan is 5 years. The fair value of the grant at grant date was $219. The related share-based expenses that were recognized in the year ended December 31, 2024, and 2023, amounted to $1 and $184 respectively.

The options were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.58-3.42%; (2) expected volatility: 78.35-73.01%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

5.	During the year ended December 31, 2023, the Company granted 92 RSUs to employees, directors and service providers. The fair value at grant date of RSUs granted in the period were $2,100-$2,300. The related share-based expenses that were recognized as of December 31, 2024, and 2023 totaled $978 and $2,820, respectively.

6.	On January 31, 2024, the Company granted 702 RSUs to employees, directors and service providers. The fair value at grant date was $855 per RSU. The RSUs shall vest monthly in equal installments over 18 months beginning on the anniversary of the grant date, with an acceleration clause that was effective within the year 2024. Related share-based expenses recognized for the period totaled $585.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

7.	On July 21, 2024, the Company granted 241 RSUs to an advisor. The fair value at grant date was $43 per RSU. The RSUs shall vest monthly in equal installment until December 20, 2024. Related share-based expenses recognized for the period totaled $43.

8.	On August 29, 2024, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the Incentive Plan to 53,500 from 1,045. As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the amendment without stockholder approval.

9.	On August 29, 2024, the Company granted an aggregate of 14,430 fully vested RSUs to its employees, executive officers and directors, and to certain consultants and advisors of the Company. The fair value at grant date was $82 per RSU. The RSUs shall vest immediately. The related share-based expenses recognized for the period totaled $1,176.

10.	During the year ended December 31, 2024, the Company granted 23,951 fully vested options with vesting period up to 4 years from the grant date to employees and service providers.

These options carry an exercise price of $36 and the contractual life under the plan is 5 years.

The fair value of the grant at grant date is $874.

The related share-based expenses that were recognized in the year ended December 31, 2024, amounted to $874.

The options were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.82%; (2) expected volatility: 71.56%; (3) expected term: up to 2.5 years; and (4) expected dividend yield: 0%.

11.A	summary of the status of the Company’s Share Option Plan granted to employees and service providers (including performance-based awards) and changes during the relevant period are presented below:

RSUs granted to employees, directors and service providers:

	Year ended December 31, 2024	Year ended December 31, 2023

Outstanding at the beginning of the year	63	-
Granted	15,373	92
Vested	(15,342)	(27)
Forfeited	(25)	(2)
Outstanding at the end of year	69	63

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

Options granted to employees, directors and service providers:

	Year ended December 31, 2024		Year ended December 31, 2023
	Number of options	Weighted average Exercise price (USD$)	Number of options	Weighted average Exercise price (USD$)
Outstanding at beginning of year	30	149.45	27	94.5
Issue of options	23,951	83.50	18	175.36
Expired	(1)	188	(15)	66.30

Outstanding at the end of year	23,980	83.57	30	149.45
Exercisable options	23,966	83.54	27	146.78

NOTE 18 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Share based compensation	3,178	1,222	137
Professional services	2,556	667	1,105
Transaction cost	2,544	7,278	-
Public company expenses	1,959	5,128	-
Wages and salaries related	1,217	1,348	935
Insurance	675	50	60
Travel expenses	350	611	223
Office and maintenance	170	170	145
Depreciation and amortization	27	30	35
Other	53	63	83
Total	12,729	16,567	2,723

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 19- RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and related expenses	2,796	2,228	2,166
Materials and laboratory expenses	434	223	316
Share based compensation	403	447	127
Travel expenses	260	87	50
Depreciation and amortization	172	197	255
Subcontractors and consultants	135	344	374
Freight	8	33	30
Other	5	10	6
Reimbursement from paid pilots and proof of concept projects	(1,154)	(858)	(1,426)
Total	3,059	2,711	1,898

NOTE 20 – SELLING AND MARKETING EXPENSES:

	Year Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Marketing expenses	507	433	461
Salaries and related expenses	398	176	-
Share based compensation	76	28	108
Travel expenses	8	24	-
Other	3	-	-
Total	992	661	569

NOTE 21 - TAXES ON INCOME:

1.	The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.

2.	Theoretical tax:

	December 31, 2024	December 31, 2023	December 31, 2022
Reconciliation of income tax at the statutory rate
Loss before income tax	(35,401)	(20,989)	(6,184)

Theoretical tax rate of 12.5%	(4,425)	(2,624)	(1,701)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:

Non-deductible expenditure and others	2,984	3,254	335
Unrecognized temporary differences and tax losses for which deferred tax weren’t recognized	1,441	(630)	1,366
Income tax / (benefit)	—	—	—

3.	As of December 31, 2024, the Group has estimated carry forward tax losses of approximately $69,363 (2023: $45,095, 2022: $24,106) which may be carried forward and offset against taxable income for an indefinite period in the future. The Group did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 22 - LOSS PER SHARE

	December 31, 2024		December 31, 2023		December 31, 2022

Net loss attributable to the owners of the company	(31,092)		(20,914)		(6,184)

Basic and diluted loss per share	(248	)(1)	(16,557	)(1)	(17,624	)(1)(2)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share	125,329		1,260		351

(1)	The share and per share information in these financial statements reflects the 1-for-75 and 1 for 28.5 reverse share splits that became effective on July 15, 2024 and on January 15, 2025, respectively, of the Company’s issued and outstanding Ordinary Shares. See also note 1.F and 1.G.

(2)	Restated as a result of the SPAC transaction and after giving effect to the Reverse Stock Splits. See also note 1.B.

The calculation of the basic and diluted loss per share for all past periods presented have been adjusted retrospectively based on the new number of shares derived from the conversion ratio.

NOTE 23 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	December 31, 2024	December 31, 2023
Share based payments	2,675	2,084
Short-term salary and fees	661	803
Revaluation of financial liabilities at fair value	344	1,204
Payments for legal services	337	287
Post-employment retirement benefits	98	98
Non-monetary benefits	41	49
Payment for Administrative services	-	34
Conversion of loan to ordinary shares	-	657
Short-term salary until deletion	-	22
	4,156	5,238

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 23 - RELATED PARTIES (CONT.):

2. Balance with related parties:		December 31, 2024	December 31, 2023
Key management	Salary and related	(166)	(219)
Directors	Consultant services	(83)	-
Joint Ventures	Investment in subsidiary	105	115
Joint Ventures	Other receivables	15	15
Shareholders	Other accounts payable	-	(3)
Shareholders	Trade payables	-	(58)
Shareholders	Derivatives	-	(476)
		(129)	(626)

NOTE 24 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Group has an approved project with the IIA under which it received a total of $162 in prior years. The Group is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2023 and 2024, the Group has not paid any royalties to IIA. The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

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

	December 31, 2024	December 31, 2023
Short term liability at year end	146	153
Total	146	153

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 25 - COMMITMENTS AND CONTINGENT LIABILITIES:

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company. Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

A. In January 2015, the Company entered an agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

On January 2023, the Company signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%; (3) expected term: up to 3 years; and (4) expected dividend yield: 0%;

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

As of December 31, 2024 and 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $158 and $125, respectively against a liability that reflects the due amount.

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

B. On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The intention of the agreement with R&I Trading was to provide a service on supply chain management to a NATO member state. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further believes R&I Trading’s claims are without merit and intends to defend any action, if and when commenced, vigorously. The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading’s statement of claim demands full restitution of the amounts paid by it under the agreement. The Company’s statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company. Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025.

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 26 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Group’s financial assets and financial liabilities:

	December 31,
	2024	2023
Financial assets at amortized cost:
Cash and cash equivalents	2,343	168
Other current receivables	1,993	424
Total financial assets	4,336	592

	December 31,
	2024	2023
Financial liabilities at fair value through profit or loss:
Short term loan	1,000	-
Convertible notes	391	377
Convertible Features	791	-
Warrants - derivative financial liability	1,384	1,143
Pre-paid advance	-	700
Bridge loans liabilities	902	2,233
Total financial liabilities at fair value through profit or loss	4,468	4,453

Financial liabilities at amortized cost:
Trade and other payables	13,605	12,487
Convertible notes	2,469	1,013
Lease liabilities	418	649
Government grants	177	153
Total financial liabilities at amortized cost	16,669	14,302
Total financial liabilities	21,137	18,755

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

NOTE 26 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

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

As of December 31, 2024, the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS, AUD, SGD and EUR totaling approximately $2,745, $376, $103 and $163, respectively (December 31, 2023: approximately $1,651, $185, $142 and $101, respectively).

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

	Change in NIS rate	Effect on net loss
December 31, 2024	10%	275
December 31, 2023	10%	165

	Change in AUD rate	Effect on net loss
December 31, 2024	10%	38
December 31, 2023	10%	19

	Change in SGD rate	Effect on net loss
December 31, 2024	10%	10
December 31, 2023	10%	14

	Change in EUR rate	Effect on net loss
December 31, 2024	10%	16
December 31, 2023	10%	10

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

NOTE 26 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

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

As of December 31, 2024

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	13,605	-	-	-	-	-	13,605
Short term loan	1,000	-	-	-	-	-	1,000
Bridge loans	902	-	-	-	-	-	902
Government grants	177	-	-	-	-	-	177
Lease liability	81	74	74	74	74	41	418
Convertible note	3,651	-	-	-	-	-	3,651
Financial derivatives	1,384	-	-	-	-	-	1,384

	20,800	74	74	74	74	41	21,137

As of December 31, 2023

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

Trade and other payables	12,487	-	-	-	-	-	12,487
Bridge loans	1,750	453	15	15	-	-	2,233
Government grants	153				-	-	153
Lease liability	81	81	74	74	74	265	649
Convertible promissory note	1,013	-	-	-	-	-	1,013
Pre-paid advance	700	-	-	-	-	-	700
Convertible note	377	-	-	-	-	-	377
Financial derivatives	1,143	-	-	-	-	-	1,143

	17,704	534	89	89	74	265	18,755

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 27 - FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2024	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	—	-	1,381	1,381
Tradable warrants	3	-	-	3
Total	3	-	1,381	1,384

As of December 31, 2023	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	1,707	1,707
Tradable warrants	2	-	-	2
Total	2	-	1,707	1,709

NOTE 28 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1.	On December 30 and 31, 2024, some of the option warrant A holders as part of the September 11, 2024 Aegis transaction submitted an exercise instruction to convert the option warrants into shares, in exchange for an exercise addition of $1,510, which was transferred to the Company’s bank account only on January 2, 2025. The company had no technical ability to withdraw from its obligation to issue the shares once the exercise notice was received from the warrant holders and recorded the proceeds towards Other Current assets.

2.	After balance sheet date and until the date of the authorization of these financial statements the Company repaid $250 of the Bridge Loans and $185 of the Promissory Note.

3.	On February 21, 2025, the Company filed a “shelf” registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering for sale from time to time, up to $45,000 of any combination of the securities described in the Form F-3, either individually or in units. The Company may also offer ordinary shares or preferred shares upon conversion of debt securities, ordinary shares upon conversion of preferred shares, or ordinary shares, preferred shares or debt securities upon the exercise of warrants or rights.

4.	On February 24, 2025, the Company amended its 2022 Incentive Equity Plan (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,396,668 from 111,668 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 1,215,000 restricted stock units and 1,070,000 stock options to its executive officers and directors, and to certain consultants and advisors to the Company.

5.	On March 17, 2025, the Company amended its 2022 Incentive Equity Plan (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,531,668 from 2,396,668 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted 135,000 half immediately and half vested on June 1, 2025, stock options to certain consultants and advisors to the Company.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 28 - SUBSEQUENT EVENTS (CONT.):

6.	On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates with the name and style of “SMX Circular Economy FZCO”.

7.

On March 28, 2025, the Company entered into a Securities Purchase Agreement to issue and sold to 1800 Diagonal a promissory note, for gross proceeds to the Company of $295.5, before deducting fees and other offering expenses payable by the Company. The promissory note is in the principal amount of $257, which includes an original issue discount of $38.5. A one-time interest charge of 12%, in the amount of $30.8 was applied to the principal. The maturity date of the promissory note is March 30, 2026. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on September 30, 2025, $163; (2) on October 30, 2025, $27.2; (3) on November 30, 2025, $27.2; (4) on December 30, 2025, $27.2; (5) on January 30, 2026, $27.2; (5) on February 28, 2026, $27.2, and (5) on March 30, 2026, $27.2. Through September 30, 2025, the Company may prepay the promissory note in full at a 2% discount. The promissory note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the promissory note shall become immediately due and payable, (ii) the principal and interest balance of the Note shall be increased by 150% and (ii) the promissory note may be converted into Ordinary Shares of the Company at the sole discretion of the Investor. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the promissory note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. The investor shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion. The Purchase Agreement contains customary representations and warranties made by each of the Company and the investor. The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties. The Company paid legal and due diligence fees in the amount of $7.0 in relation to the transactions contemplated by the Purchase Agreement.

8.

On May 2, 2025, the Company’s shareholders approved the subdivision of its ordinary shares into 1 ordinary share of $0.00000000000001 par value with the same rights as each current ordinary share, and 470,250,014,886,351 new deferred shares of US$0.00000000000001 par value with the following rights: (i) each new deferred share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company; (ii) each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and (iii) on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of US$0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

9.	After the balance sheet date and until May 6, 2025, the Company issued to Alpha all agreed Ordinary Shares as follows: an aggregate of 972,248 Ordinary Shares upon conversions of the Alpha April Note, and thereafter issued 408,551 additional Ordinary Shares under the Alpha April Note pursuant to a settlement agreement dated April 2, 2025, with Alpha. Further, the Company issued an aggregate of 543,644 Ordinary Shares to Alpha pursuant to conversion in full of the Alpha July Note. See also notes 8.C, 8.D and 8.F.

10.	On May 9, 2025, the Company informed Alpha of the termination of the SPA (See note 10)

11.	On May 8, 2025, the Company entered into Securities Purchase Agreements for the issuance of convertible promissory note to an institutional investor, RBW Capital Markets LLC (the “RBW”), as follows: Unsecured note in the principal amount of $6,875, and purchase price (cash in) amount of $5,500, before transaction cost for legal and agents fees in the amount of $855. The RBW note carries an original issue discount (OID) of 20%, bears 0% interest per year. RBW has the right to convert the outstanding principal into Company Ordinary Shares at a 15% discount based on the lowest daily weighted average price during the 7 trading days before immediately prior to the date of the conversion. As of the date of this report, the Company was funded with $1,375.

12.

On May 13, 2025 and effective March 31, 2025, the Company entered into an Amendment #2 to Promissory Note (“Second Amendment”) and an Amendment #2 to Senior Note (“Senior Note Second Amendment”) with PMB. The Second Amendment and the Senior Note Second Amendment amended the maturity date of the Senior Promissory Notes to November 30, 2025 and amended the interest rates of the Senior Promissory Notes to 18% per annum. In addition, all accrued and unpaid interest was capitalized and added to the principal of the applicable Senior Promissory Note.

