Form 20-F/A
period 2024-12-31
SMX (Security Matters) Public Ltd Co
filed 2025-05-15
CIK 1940674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No.1

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F/A has been filed by SMX (Security Matters) Public Limited Company (the “Company”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on May 14, 2025 (the “Original Filing”), with the U.S. Securities and Exchange Commission (the “SEC”). The purpose of this Amendment No. 1 is solely to include the symbol for the conformed signature (“/s/”) to BDO Ziv Haft’s signature in its Audit Report dated May 14, 2025, and to include the conformed signatures for the Company’s Chief Executive Officer, Interim Chief Financial Officer, and Chairperson of the Audit Committee in the Company’s financial statements. The signed Audit Report and financial statements were provided prior to the Original Filing, but the conformed signature symbol (“/s/”) and conformed signatures were inadvertently omitted from the Original Filing. No other changes have been made to the Original Filing.

In order to comply with certain requirements of the SEC’s rules in connection with this filing, this Amendment No. 1 includes Item 17. Financial Statements and Item 19. Exhibits. This Amendment No. 1 does not, and does not purport to, amend, modify, update, restate or change in any way the information contained or disclosures made in the Original Filing, including the previously reported consolidated financial statements. This Amendment No. 1 speaks as of the original filing date of the Original Filing, and does not reflect events that may have occurred subsequent to the date the Original Filing was filed with the SEC.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Original Filing is their date. In addition, the Company is also attaching as Exhibit 101 hereto the Interactive Data File disclosure furnished as Exhibit 101 to the Original Filing. No changes have been made to the Interactive Data File disclosure furnished as Exhibit 101 to this Amendment No. 1 from the Interactive Data File disclosure furnished as Exhibit 101 to the Original Filing.

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 though F-54 of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.2	Form of Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Annex C to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.3	Deed of Variation-Scheme Implementation Deed, dated January 8, 2023, by and among Lionheart III Corp., Empatan Public Limited Company and Security Matters PTY (incorporated by reference to Annex B-2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on January 12, 2023).

1.4	Constitution True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

1.5	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

1.6	Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the SEC on August 18, 2023).

1.7	Further Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form F-1 (Reg. No. 333-274774), as amended, initially filed with the SEC on September 29, 2023).

1.8	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on July 11, 2024).

1.9*	Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association.

2.1*	Description of Securities

2.2	Warrant Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lionheart III Corp with the SEC on November 9, 2021)

2.3	Form of Warrant A (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.4	Form of Warrant B (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.5	Form of Warrant Agent Agreement with Respect to Warrant A, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.6	Form of Warrant Agent Agreement with Respect to Warrant B, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.7	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

2.8	Form of Warrant (incorporated by reference to Exhibit 2.17 to the Company’s Annual Report on Form 20-F, as amended, initially filed with the SEC on April 30, 2024).

2.9	Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).

2.10	Form of Series A Warrants (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

4.1	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

4.2	Employment Agreement, dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.3	Amendment I, dated June 9, 2022, to Employment Agreement dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.4	License Agreement, dated January 1, 2015, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.5	Amendment to License Agreement, dated July 10, 2018, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.6	Addendum to License Agreement, dated April 30, 2019, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.7	TrueGold Licensing Agreement dated July 26, 2020, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.8	Shareholders Agreement dated July 27, 2020 by and among Security Matters PTY, W.A. Mint Pty Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.9	True Gold R&D Services Agreement dated November 16, 2022, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.10	Services Agreement dated June 16, 2021, by and between Security Matters PTY and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.11	Amendment, dated May 26, 2022, to True Gold R&D Services Agreement, by and between Security Matters, Ltd. and True Gold Consortium Pty. Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.12	Shareholders Agreement dated April 30, 2019, by and among Security Matters Ltd., Trifecta Industries Ltd. and Newco (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.13	Chairman Agreement dated July 26, 2022, by and among Ophir Sternberg and the Company (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.14	Independent Contractor Agreement dated July 26, 2022, by and among Faquiry Diaz and the Company (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.15	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.16	Form of Specific Security Deed (incorporated by reference to Exhibit 4.30 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.17	Form of 15% Senior Convertible Note due 2024 Growth Financing Termsheet (incorporated by reference to Exhibit 4.31 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.18	Amended and Restated Promissory Note with Lionheart Management, LLC and Lionheart Equities, LLC, dated March 7, 2023 (incorporated by reference to Exhibit 4.32 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.19	2022 Incentive Equity Plan (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.20	Form of 2022 Incentive Equity Plan, Option Award Agreement (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.21	Form of 2022 Incentive Equity Plan, RSU Award Agreement (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.22	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.23	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.24	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.25	Amendment to Senior Secured Promissory Note Due August 24, 2024, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.26	Amendment to Senior Secured Promissory Note, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023).

4.27	Amendment to 10% Secured Notes Due July 1st, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.28	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.29	Amendment to 10% Secured Bridge Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.30	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.31	Amendment to Loan Agreement, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.32	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.33	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.34	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.35	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.36	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.37	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.38	Amended and Restated Promissory Note dated as of March 7, 2023, in favor of Lionheart Management, LLC and Lionheart Equities, LLC (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.39	Amendment dated April 27, 2023 to Amended and Restated Promissory Note dated as of March 7, 2023 (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2023),

4.40	Employment Agreement by and between Security Matters Pty and Zeren Browne, dated July 21, 2022 (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Reg No. 333-276258), as amended, initially filed with the SEC on December 22, 2023).

4.41	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

4.42	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

4.43	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

4.44	Investment Agreement dated as of October 3, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on October 10, 2023).

4.45	Private Placement Binding Term Sheet by and between the Company and Steve Wallitt, dated February 25, 2024 (incorporated by reference to Exhibit 10.71 the Company’s Registration Statement on Form F-1 (Reg. No. 333-277482), as amended, filed with the SEC on March 7, 2024).

4.46	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 4.77 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 30, 2024).

4.47	Underwriting Agreement, dated February 15, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 16, 2024).

4.48	Loan Agreement, dated December 27, 2024, with Abri Advisors Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 30, 2024).

4.49	Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).

4.50	Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).
4.51	Letter of Intent, dated July 10, 2024, with PMB Partners, LP (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 22, 2024).

4.52	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.53	Promissory Note (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.54	Subscription Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.55	Notes Exchange Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.56	Share Exchange Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.57	Convertible Note with PMB Partners, LP (incorporated by reference to Exhibit 10.6 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.58	Senior Promissory Note with PMB Partners, LP (incorporated by reference to Exhibit 10.7 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.59	Placement Agent Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

4.60	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

4.61	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

4.62	Engagement Letter with RBW (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 8, 2025).

4.63	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on May 8, 2025).

4.64	Form of Promissory Note (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on May 8, 2025).

4.65*	Amendment No. 2 to Senior Note

4.66*	Amendment No. 2 to Promissory Note

8.1*	List of Subsidiaries of the Company.

11.1	Company’s Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

11.2	Company’s Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

12.1**	Certification by Principal Executive Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by Principal Financial Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Relevant Territories for withholding Tax on Dividends (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	Indicates a management contract or any compensatory plan, contract or arrangement
*	Previously Filed
**	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

May 15, 2025	By:	/s/ Haggai Alon
	Name:	Haggai Alon
	Title:	CEO

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

Tel-Aviv, Israel	/s/ Ziv Haft
May 14, 2025
We have served as the Company’s auditor since 2022	Certified Public Accountants (Isr.)
BDO Member Firm

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2024	December 31, 2023
	Note	US$ in thousands
Current assets
Cash and cash equivalents		2,343	168
Other current receivables	4	1,993	634
Total current assets		4,336	802
Non-current assets
Intangible assets, net	3,7	12,328	16,486
Goodwill	3,7	26,144	32,957
Property, plant and equipment, net	5	268	411
Right of use assets	14	348	389
Investment in associated company	6	105	115
Total non-current assets		39,193	50,358

Total assets		43,529	51,160
Current liabilities
Trade payables		9,432	10,515
Other payables	15	4,350	2,483
Short term loan	12	1,000	-
Convertible notes	8	3,651	377
Warrants - derivative financial liability	11	1,384	1,143
Pre-paid advance	13	-	700
Bridge loans liabilities	9	902	1,750
Convertible promissory note	8	-	1,013
Lease liabilities	14,26	81	41
Total current liabilities		20,800	18,022
Non-current liabilities
Lease liabilities	14	337	411
Bridge loans liabilities	9	-	483
Total non-current liabilities		337	894

Total liabilities		21,137	18,916
Equity
Issued capital and additional paid-in capital	17	89,976	62,901
Foreign currency translation reserve		(1,797)	(491)
Transaction with non-controlling interest reserve		258	-
Accumulated losses		(82,026)	(50,934)
Total equity attributable to owners of the parent		6,411	11,476
Non- controlling interest		15,981	20,768
Total equity		22,392	32,244
Total equity and liabilities		43,529	51,160

/s/ Amir Bader	/s/ Haggai Alon	/s/ Thomas Hawkins	May 14, 2025
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Thomas Hawkins Audit Committee Chairperson	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended
		December 31, 2024		December 31, 2023		December 31, 2022
	Note	US$ in thousands
General and administrative expenses	18	12,729		16,567		2,723
Research and development expenses	19	3,059		2,711		1,898
Selling and marketing expenses	20	992		661		569
Impairment and amortization	7	11,085		-		-
Listing expenses		-		16,802		-
Operating loss		(27,865)		(36,741)		(5,190)
Finance expenses		13,493		7,891		1,128
Finance income		5,957		1,580		28
Gain from remeasurement of investment in associated company		-		22,164		-
Share of net profit (loss) of associated companies	6	-		(101)		106
Loss before income tax		(35,401)		(20,989)		(6,184)
Income tax	21	-		-		-
Net loss		(35,401)		(20,989)		(6,184)
Other comprehensive loss:		(1,265)		(283)		(760)

Total comprehensive loss		(36,666)		(21,272)		(6,944)

Net loss attributable to:
Equity holders of the Company		(31,092)		(20,914)		-
Non- controlling interest		(4,309)		(75)		-

Basic and diluted loss per share attributable to shareholders	18	(248	)(1)	(16,557	)(1)	(17,624	)(1)(2)

(1)	The share and per share information in these financial statements reflects the 1-for-75 and 1 for 28.5 reverse share splits became effective on July 15, 2024 and January 15, 2025, respectively of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Note 1.F and 1.G.

(2)	Restated as a result of the SPAC transaction and after giving effect to the Reverse Stock Splits. See also Note 1.B.

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2024	62,901	-	(491)	(50,934)	11,476	20,768	32,244
Comprehensive loss
Net loss	-	-	-	(31,092)	(31,092)	(4,309)	(35,401)
Other comprehensive loss	-	-	(1,306)	-	(1,306)	41	(1,265)
Total comprehensive loss	-	-	(1,306)	(31,092)	(32,398)	(4,268)	(36,666)

Issuance of ordinary shares, net	1,684	-	-	-	1,684	-	1,684
Share-based compensation	3,657	-	-	-	3,657	-	3,657
Conversion of convertible notes into ordinary shares	7,529	-	-	-	7,529	-	7,529
Conversion of bridge loan into ordinary shares and warrants	128	-	-	-	128	-	128
Conversion of pre-paid advanced into ordinary shares	527	-	-	-	527	-	527
Issuance of investment units	2,699	-	-	-	2,699	-	2,699
Exercise of warrants and options into ordinary shares, net	10,590	-	-	-	10,590	-	10,590
Transaction with non-controlling interests	261	258	-	-	519	(519)	-
Balance as of December 31, 2024	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156	-	2,156
Comprehensive loss
Net loss	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive income	-	46	-	46	17	63
Total comprehensive loss	-	46	(20,914)	(20,868)	(58)	(20,926)

Issuance of ordinary shares, net	4,896	-	-	4,896	-	4,896
Recapitalization due to issuance of ordinary shares following the SPAC transaction, net	11,460	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	3,269	-	3,269
Conversion of financial liabilities into ordinary shares	5,955	-	-	5,955	-	5,955
Exercise of options into ordinary shares	10	-	-	10	-	10
Issuance of ordinary shares and warrants B, net	1,837	-	-	1,837	-	1,837
Conversion of warrants A into ordinary shares	1,008	-	-	1,008	-	1,008
Exercise of warrants B into ordinary shares, net	888	-	-	888	-	888
Issuance of warrants B after reset	865	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	62,901	(491)	(50,934)	11,476	20,768	32,244

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity

Balance as of January 1, 2022	31,504	223	(23,836)	7,891
Comprehensive loss
Loss after income tax for the year	-	-	(6,184)	(6,184)
Other comprehensive loss for the year	-	(760)	-	(760)
Total comprehensive loss for the year	-	(760)	(6,184)	(6,944)

Issuance of ordinary shares, net	182	-	-	182
Share-based compensation	306	-	-	306
Issuance of options to acquire intangible asset	721	-	-	721

Balance as of December 31, 2022	32,713	(537)	(30,020)	2,156

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(35,401)	(20,914)	(6,184)
Share based compensation	3,657	3,269	306
Depreciation and amortization	2,273	225	290
Decrease (increase) in other current receivables	140	2,938	(2,936)
Impairment of intangible assets	2,197	-	-
Impairment of goodwill	6,813	-	-
Increase (decrease) in trade payables	(2,780)	2,074	2,217
Increase (decrease) in other payables	1,761	(235)	114
Increase in other liabilities	-	19	17
Revaluation of financial liabilities at fair value	1,890	1,496	387
Interest expenses and revaluation of convertible notes	6,818	3,899	51
Financial expenses due to bridge loans principal amounts	435	-	-

Remeasurement of investment in associated company	-	(22,164)	-
Provision of borrowing to related parties	-	-	621
Share in (earnings) losses of associated companies, net	-	101	(106)
Issuance of ordinary shares due to underwriter fees	238	11	-
Issuance cost due to inducement Alpha warrant B’s exercise price	184	-	-
Issuance of ordinary shares due to commitment fee	460	-
SPAC transaction - listing costs	-	16,802	-
Net cash flow used in operating activities	(11,314)	(12,479)	(5,223)

Cash flows from investing activities:
Purchase of property, plant and equipment	(21)	(60)	(152)
Capitalized development cost	(169)	(976)	(975)
Net cash flow used in investing activities	(190)	(1,036)	(1,127)

Cash flows from financing activities:
Payments of borrowings to related parties	-	-	(172)
Payment of lease liabilities	(80)	(42)	(55)
Repayment of bridge loans	(34)	(30)	-
Repayment of pre-paid advances/Advance payment for equity, net	(423)	2,679	-
Proceeds from issuance of ordinary shares and pre-funded warrants	6,945	2,630	182
Exercise of warrants and pre-funded warrants into ordinary shares	2,399	642	-
Proceeds from issuance of convertible notes and warrants	3,303	2,606	581
Proceeds from short term loan	1,000	-	-
Proceeds from issuance of bridge loans and warrants	-	550	3,310
Issuance of shares in the SPAC transaction, net	-	2,919	-
Net cash flow provided by financing activities	13,110	11,954	3,846

Increase (decrease) in cash and cash equivalents	1,606	(1,561)	(2,504)
Cash and cash equivalents at beginning of year	168	1,398	4,171
Exchange rate differences on cash and cash equivalent	569	331	(269)
Cash and cash equivalents at end of year	2,343	168	1,398

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	US$ in thousands
Appendix A – Non-cash transactions during the year:
Conversion of financial liability into ordinary shares	645	5,330	-
Conversion of bridge loans into ordinary shares and warrants	128	5,192	-
Conversion of convertible notes and warrants into ordinary shares	8,530	175	-
Exercise of cashless options into ordinary shares	314	2,925	-
Exercise of warrants and pre-funded warrants into ordinary shares	4,824	1,008	-
Issuance cost	152	-	-
Other current receivable in connection to exercise of Series A Common Warrant	1,510	-	-
Remeasurement of investment in associated company	-	(22,164)	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or the “Company” and together with its subsidiaries, the “Group” or the “consolidated entity”) was incorporated on July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

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

