Form 20-F
period 2025-12-31
SMX (Security Matters) Public Ltd Co
filed 2026-03-20
CIK 1940674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Haggai Alon

haggai@securitymattersltd.com

Mespil Business Centre

Mespil House, Sussex Road

Dublin 4, Ireland, D04 T4A6

Tel: +353-1-920-1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, with a nominal value of $0. 00000000012219451015625 per share	SMX	Nasdaq Stock Market LLC
Warrants, each exercisable for a fraction of one Ordinary Share at an exercise price of $869,118.16 per share	SMXWW	Nasdaq Stock Market LLC
Preferred Share Purchase Rights	None	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2025, the issuer had 1,795,943 Ordinary Shares, with a par value of $0.00000000012219451015625 per share (post-4.8828125:1 reverse stock split effective February 17, 2026).

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

Risks Related to Our Financial Statements

Our financial statements for the year ended December 31, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our financial statements for the year ended December 31, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

We are subject to significant accounts payable and other current liabilities.

We have total current liabilities of $21,732 thousand as of December 31, 2025. We also incur indebtedness from time to time to fund operations, which have historically been converted into equity but in the future may be required to be repaid at maturity. Our operations are not currently able to generate sufficient cash flows to meet our payable and other liabilities, which could reduce our financial flexibility, increase interest expenses, and adversely impact our operations. We have not historically generated sufficient cash flow from operations to enable us to repay indebtedness and to fund other liquidity needs, including capital expenditure requirements. Such indebtedness could affect our operations in several ways, including the following:

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

As we operate in foreign jurisdictions (such as Ireland, Israel, Australia, Singapore, Dubai, France and Canada), we will be subject to those risks associated with operating in foreign jurisdictions. Such risks may include economic, social or political instability or change, hyperinflation, currency non-convertibility or instability and changes of laws affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, licensing, repatriation of income or return of capital, consumer health and safety or labor relations. While the jurisdictions in which we currently operate are economically stable, there is no certainty that political and economic conditions will remain stable. Any deterioration in political or economic conditions, including hostilities or terrorist activity may adversely affect our operations and profitability. There is a risk that the government of any such jurisdiction may change its policies regarding foreign investment, apply new or different taxes and levies, or make any other change which may have an adverse impact on our profitability. See the risk factors under “Risks Related to Our Operations in Israel.”

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

SMX Israel has entered into an employment contract with Haggai Alon, its founder and Chief Executive Officer. Due to the specific knowledge and experience of Mr. Alon regarding the industry, technology and market generally and to our company specifically, the loss of the services of Mr. Alon could have a material adverse effect on us. We have not obtained a key person insurance policy on any officer.

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

If we are unable to obtain adequate financing or financing at terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities, supply proper service to our customers, and our ability to continue to support our business growth and the then current business and to respond to business challenges may be impaired and our business may be harmed. As a result of the foregoing and our current cash position, these conditions raise substantial doubt about our ability to continue as a going concern. Our financial statements for the year ended December 31, 2025 contain an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

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

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. On June 26, 2025, the parties filed their reply to the statement of defense. An arbitration hearing was scheduled for July 21, 2025. The parties exchanged general affidavits of disclosure and requests for responses to questionnaires and for disclosure of documents and R&I’s request and the Company’s response for deposit of a security to guarantee the costs. On February 3, 2026, another preliminary arbitration hearing was held, at which it was determined that the Company was required to file an update regarding its position on the mutual provision of security to secure the arbitrator’s fees. The Company filed its response to the arbitrator’s request on February 10, 2026, and R&I Trading was ordered to file its response by March 5, 2026. The parties were ordered to file a joint notice advising whether they have reached agreements that render their mutual disputes unnecessary to determine whether they maintain their respective applications for determination. By March 31, 2026, both parties are required to file their responses to the other party’s submission regarding the conduct of the preliminary proceedings and document disclosure and are also required to file their respective lists of witnesses and experts. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings.

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

Any changes to the existing regulatory framework or the imposition of new legislation or regulations applicable to any of the industries in which the Company operates may adversely affect the financial and operating performance of the Company. This risk factor applies to government policy and legislative changes in the United States, Canada, Australia, Israel, Ireland, Singapore, Dubai, as well as the other jurisdictions in which we currently operate, or will operate in the future, or jurisdictions in which our current or future customers may operate.

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

Part of our office and R&D facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business and operations and could materially and adversely affect our ability to continue to operate from Israel. In addition, since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighbors. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to continue our operations could be materially adversely affected.

In recent years, including a renewed escalation beginning in October 2023, Israel has been involved in intermittent armed conflicts with terrorist organizations operating in the Gaza Strip and other regions adjacent to Israel. In addition, over the past year, Iran and Yemen have issued threats and carried out attacks against Israel. The Israel Defense Forces have, in turn, conducted operations aimed at reducing missile threats originating from those countries and at preventing Iran from advancing its nuclear capabilities.

Some of these hostilities, especially recently as a result of the Israel’s was with Iran, were accompanied by missiles being fired from the Gaza Strip, Lebanon, Syria, Yemen and Iran against civilian targets in various parts of Israel, including areas in which our employees and independent contractors are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

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

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash following any drawdowns under the SEPA, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

The market price of the Ordinary Shares may be volatile. In addition to factors discussed elsewhere in this “Risk Factors” section, the market price of the Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond the Company’s control, including:

●	overall performance of the equity markets;

●	actual or anticipated fluctuations in the Company’s revenue and other operating results;

●	changes in the financial projections the Company may provide to the public or the failure to meet these projections;

●	failure of securities analysts to initiate or maintain coverage of the Company, changes in financial estimates by any securities analysts who follow the Company or the Company’s failure to meet these estimates of the expectations of investors;

●	the issuance of reports from short sellers that may negatively impact the trading price of the Ordinary Shares;

●	the Company’s stock being targeted by “naked” short sellers or other manipulative acts;

●	recruitment or departure of key personnel;

●	the economy as a whole and market conditions in the Company’s industry;

●	new laws, regulations, subsidies, or credits or new interpretations of them applicable to the Company’s business;

●	negative publicity related to real or perceived quality of the Company’s products;

●	rumors and market speculation involving the Company or other companies in the Company’s industry;

●	announcements by the Company or its competitors of significant technical innovations, acquisitions, strategic partnerships, or capital commitments;

●	lawsuits threatened or filed against the Company;

●	other events or factors including those resulting from war, incidents of terrorism or responses to these events or events related to changes, attempted changes, or anticipated changes in the Israeli or other legal or governmental system in jurisdictions in which the Company is active;

●	the fluctuation of the Ordinary Share’s stock price due to previous and future reverse stock splits;

●	the expiration of contractual lock-up or market standoff agreements; and

●	sales or anticipated sales of shares of the Ordinary Shares by the Company or the Company’s shareholders.

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

As of March 18, 2026, the Company has 541,323 options outstanding (post-reverse stock split of 4.8828125) that are exercisable into approximately 541,323 Ordinary Shares, as well as other securities convertible into Ordinary Shares, compared to 2,895,063 (post-reverse stock split of 4.8828125) Ordinary Shares issued and outstanding. Further, the Company may choose to seek third party or other financing to provide additional working capital, and/or compensate its directors, officers, employees and consultants with restricted stock units, restricted stock and options to purchase Ordinary Shares, in which events the Company may issue additional equity securities. The Company may also issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants, repayment of outstanding indebtedness or for compensatory purposes, without shareholder approval, in a number of circumstances. The Company has elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) and 5635(d). As a result, the Company does not seek shareholder approval in connection with certain sales, issuances and potential issuances of its securities, even if such issuances would equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance. The Company also does not always seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan pursuant to which stock may be acquired by officers, directors, employees or consultants. This has resulted in substantial dilution to the Company’s shareholders from time to time in the past, and may continue to do so in the future.

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

The Company will need to raise additional capital to fund operations in the future, pay substantial existing liabilities and obligations, and possibly finance future growth of acquisitions. At this time, the Company is party to a maximum $250 million Equity Line of Credit, from which the Company intends to draw down on from time to time as market conditions permit. As of March 18, 2026, the Company has drawn down an aggregate of $17.7 million from the Equity Line of Credit. The Company may also seek to raise capital in transactions other than through the Equity Line of Credit.

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

Nasdaq may use its broad discretionary authority over the continued listing of our Ordinary Shares on Nasdaq and may use such discretion to delist our securities.

In addition to applying its enumerated listing standards, Nasdaq has broad discretionary authority over the initial and continued listing of securities on Nasdaq in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest. Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. Accordingly, a delisting of our ordinary shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our ordinary shares. The delisting of our ordinary shares could also significantly impair our ability to raise capital and the value of your investment. Although we do not as of the date of this Annual Report on Form 20-F have any knowledge that Nasdaq is seeking to delist our securities based on its discretionary authority, we cannot assure you that it will not do so, perhaps as a result of our numerous prior reverse stock splits and the possibility of significant dilution as a result of the Company’s existing Equity Line of Credit or other potential offerings.

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

The Company is considered a “foreign private issuer” under the Exchange Act. A foreign private issuer under the Exchange Act is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. The Company is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The Company currently prepares its financial statements in accordance with IFRS. The Company will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. The members of the Company’s board of directors, officers and principal shareholders are exempt from “short-swing” profit recovery provisions of Section 16 of the Exchange Act with respect to their purchases and sales of Company securities. Accordingly, there will likely be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.

In addition, certain information may be provided by the Company in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. As a foreign private issuer, under Nasdaq rules the Company is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. The Company intends from time to time to follow Irish corporate governance practices in lieu of Nasdaq corporate governance rules and followed Irish practices to (a) amend its 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, (c) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants, (d) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(c)(2)(A) that require the Company to have an audit committee of at least three members, and (e) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(e) to have director nominees selected or recommended for the Board’s selection either by (i) independent directors constituting a majority of the board’s independent directors in a vote in which only independent director’s participate, or (ii) a nominations committee comprised solely of independent directors. We cannot assure you that we will not avail ourselves of other such exceptions in the future. If the Company determines to follow Irish corporate governance practices in lieu of Nasdaq corporate governance standards, the Company will disclose each Nasdaq rule that it does not intend to follow and describe the Irish practice that the Company will follow in lieu thereof.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

The legal name of the Company is SMX (Security Matters) Public Limited Company. The Company was formed on July 1, 2022, as a public limited company under the name Empatan Public Limited Company, incorporated in Ireland. The Company changed its name to SMX (Security Matters) Public Limited Company on February 17, 2023. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association, the Irish Companies Act of 2014 (the “ICA”), and the laws of Ireland. The Company’s principal executive office is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company’s telephone number is +353 1 920 1000.

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

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Parent Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

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

The following events have occurred since our incorporation:

●	The Business Combination and the transactions contemplated therewith;

●	A 1:22 reverse stock split effected on August 21, 2023;

●	The trueGold Investment Agreement described below;

●	A 1:75 reverse stock split effected on July 15, 2024;

●	On November 11, 2024, the Company’s holding in SMX Circular Economy Platform PTE, Ltd. was reduced from 100% to 70%;

●	The increase in the Company’s holdings in trueGold to 52.9% in connection with the PMB Partners, LP Letter of Intent as described below; and

●	The 1:28.5 Reverse Stock Split, effected on January 15, 2025;

●	On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates with the name and style of “SMX Circular Economy FZCO”;

●	A 1:4.1 reverse stock split effected on June 16, 2025;

●	A 1:7 reverse stock split effected on August 7, 2025;

●	A 1:10.89958 reverse stock split effected on October 23, 2025;

●	A 1:8 reverse stock split effected on November 18, 2025; and

●	A 1:4.8828125 reverse stock split effected on February 17, 2026.

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

PMB Partners, LP Letter of Intent

On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB. Under the LOI, the Company restructured $1.3 million of its debt to PMB. Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. PMB exchanged its shares in TrueGold, for 1,022 (nil after reverse stock splits) Company shares. The Company also issued 1,818 (nil after reverse stock splits) shares as consideration for PMB’s waivers and releases related to the debt.

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

Business Model

The Company is executing a global expansion strategy across key markets, including Asia (with a focus on Japan), the Middle East, and Europe. These regions serve as strategic entry points for large-scale deployment of the Company’s technology across multiple industries.

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

The Company is also expanding its solution offering through the integration of complementary technologies alongside its core platform. This includes white-label capabilities, enabling the Company to deliver comprehensive, end-to-end solutions to clients across industries.

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

On August 25, 2025, the Company announced a strategic collaboration with Bio-Packaging Pte Ltd, a Singaporean manufacturer of Polyethylene, Post-consumer recycle (PCR), biodegradable and certified-compostable general packaging. The collaboration provides that the Company will embed its invisible molecular marker into Bio-Packaging’s PCR, biodegradable and certified-compostable product lines during extrusion to give brand owners and regulators verified proof of origin, material type, recycling loops and composting outcomes in real time.

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

The Company is developing capabilities for the tokenization of physical materials, including plastics, metals, and other resources, enabling the creation of digital assets backed by verified physical provenance. This represents an extension of its core platform into new financial and trading ecosystems.

On September 15, 2025, the Company announced the signing of a Letter of Intent with BT-SYSTEMS GmbH, through its Competence Center REDWAVE, to jointly develop next-generation sorting and certification solutions for the recycling industry.

The planned 12-month collaboration between BT-Systems - Competence Center REDWAVE and the Company is being structured to integrate the Company’s patented molecular marking and blockchain-backed digital passport technology into BT-SYSTEMS’ existing high-speed detection and sorting platforms.

The shared goal is to establish a clear path toward full transparency and traceability of strategic materials and products, while also enabling industries to transition more efficiently toward circularity.

On March 9, 2026, the Company and LIQOS, by algo21, the autonomous capital infrastructure platform for tokenized financial markets, announced a strategic partnership with the intention to enter into a definitive commercial agreement to deploy an end-to-end infrastructure stack enabling verified industrial materials to become tradeable digital assets. LIQOS, by algo21 will provide the complementary infrastructure that converts verified data into executable financial intelligence. Its GENIE engine is designed to transform verified on-chain data into risk-managed financial positions, enabling liquidity, price discovery, and institutional-grade execution routing.

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

Automotive: Material Efficiency – from Smart Manufacturing to Re-Manufacturing

The Company is exploring applications within the automotive sector, including material traceability and circularity solutions across manufacturing and supply chains.

Cyber Hardware Security

The Company is advancing applications of its technology in cyber and hardware security, enabling authentication and traceability of critical components across sectors including AI infrastructure, data center, electronics, defense-related supply chains, critical infrastructure such as oil and gas, communications, hospitals and autonomous vehicles.

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

In July 2024, the Company announced its new solution to deliver a centralized blockchain reporting system for supply chain data, focusing on ethical sourcing, origination, and brand authentication in the Natural Rubber industry. The Company developed a platform for natural rubber producers and suppliers to monitor their supply chains in real-time. This digital platform is designed to integrate data from various sources, including polygon information, satellite imagery, on-ground sensors, risk assessment document management and blockchain records, to provide a holistic view of supply chain activities from tree to finished product in one centralised platform (tree, producer, compounder, manufacturer, brand and recycler).

On September 17, 2025, the Company announced the successful completion of two proof-of-concept trials, conducted over two consecutive days, with its service provider RedWave, demonstrating advanced sorting solutions for NAFRA (North American Flame Retardant Alliance). The trials validated the commercial-speed identification and sorting of both food-grade plastics and flame-retardant black plastics with NAFRA.

On October 1, 2025, the Company and Tradepro Inc., a U.S.-based leader in plastics recycling and distribution, announced a strategic collaboration to accelerate the adoption of sustainable plastics across multiple applications. By combining the Company’s molecular traceability platform with Tradepro’s extensive recycling and distribution network, the two companies aim to deliver a new level of material efficiency and supply chain reliability to the U.S. plastics market.

The collaboration is designed to bridge the demand gap for recycled content across a wide spectrum of plastics-not limited to PET-ensuring U.S. companies can access verifiable recycled materials for packaging, manufacturing, and consumer goods. The key outcomes of the collaboration are as follows:

●	FDA Compliance: The Company’s molecular marker was integrated into Tradepro’s rPET resin in line with FDA regulations for Food Contact Substances (21 CFR), confirming its industrial applicability for food-grade packaging.

●	End-to-End Durability: The marker was consistently detected across all process stages-resin, compounding, and final bottle production-proving its durability and reliability.

●	Non-Destructive Verification: Using the Company’s proprietary reader, marked rPET was identified and traced post-production without altering product performance or appearance.

●	Quantitative Accuracy: The Company’s technology accurately detected varying recycled-content percentages in Tradepro’s rPET, providing a robust quality and compliance tool for the supply chain.

●	Digital Certification: The system is designed to enable Tradepro to authenticate origin, quantify recycled content in real time, and deliver auditable reports to regulators, auditors, brand owners, and customers.

On December 31, 2025, the Company announced the expansion of its industrial rubber traceability platform into latex and rubber gloves. The initiative represents the sixth application within SMX’s growing circular-rubber program.

Plastic Cycle Token

The Plastic Cycle Token initiative is designed as a scalable global framework intended to be deployed across multiple jurisdictions. The platform enables standardized tracking, verification, and monetization of recycled materials, positioning the Company to participate in emerging environmental asset markets.

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

This initiative is also expected to position the Company’s Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using the Company’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity. The Company intends to replicate its platform across multiple geographies as part of its global commercialization strategy.

On September 2, 2025, we announced a strategic collaboration with the Agency for Science, Technology and Research (A*STAR), Singapore’s lead public sector research and development agency, to pilot a national plastic circularity platform with brands, producers, manufacturers, waste collectors, recyclers and retailers. The collaboration combines the Company’s chemical molecular marking technology, patented reader and blockchain-based traceability platform with A*STAR’s digital, chemical spectroscopic detection and profiling research capabilities, to create an intelligent system to permanently mark, track and analyse plastics through their entire lifecycle-from manufacturing to recycling.

Phase 1 of the collaboration is expected to launch the first nationwide “digital passport” for plastics, tagging and tracing more than 5 000 tonnes of postconsumer flexible and rigid waste in real time. Semi-industrial integration is expected to start in Q1 2026, and a full scale commercial showcase is slated for Q2 2027-timed to provide industry with a turnkey compliance pathway ahead of impending extended producer responsibility mandates, with an end-stage capacity to tag and trace more than 5,000 tonnes of post-consumer plastics annually.

Each SMX-verified kilogram of recycled plastic would also be wrapped in a Plastic Cycle Token, a tradeable digital asset backed one-for-one by the molecular marker and its on-chain audit trail. The Plastic Cycle Token is engineered to supersede traditional carbon credits-potentially enabling recyclers to monetise verified recycled output, brands to hedge compliance risk, and investors to back measurable circularity.

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

On December 22, 2025, the Company announced a joint initiative with FinGo, a secure digital identity provider, and Bougainville Refinery Ltd (BRL) to evaluate a combined technology framework for authenticating the gold supply chain from mine and miner through refinery and export. The initiative reflects a shared objective to establish Bougainville as a global reference point for transparent, responsible, and technology-enabled gold trade, demonstrating how advanced authentication and digital identity infrastructure can be embedded at a national supply-chain level.

The parties will assess the deployment of an integrated material and human verification platform designed to deliver traceability, auditability, and transparency across the entire gold value chain. It brings together SMX’s molecular-level gold authentication, FinGo’s biometric digital identity and KYC/AML infrastructure, and BRL’s operational, compliance, and export capabilities as a licensed gold refinery and supply-chain operator.

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

Rare Earth

Building on its work in gold and precious metals, the Company is expanding into rare earth elements and critical minerals, supporting supply chain transparency and strategic resource security.

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

On September 25, 2025, the Company and CETI (European Center for Innovative Textiles), one of Europe’s leading textile research and innovation institutes, announced a strategic collaboration to embed SMX’s end-to-end tracing platform into CETI’s advanced textile R&D and circularity programs. This collaboration is being launched with the ultimate goal of enabling European textile and fashion stakeholders to authenticate fibers, track fabrics across their lifecycle, and unlock new financial mechanisms that accelerate the transition to a circular textile economy. The Company did not enter into a signed agreement in connection with the collaboration.

On December 30, 2025, the Company announced that it intends to enter the denim and recycled-denim segment in Q1 2026, extending its cotton-based material identity capabilities into one of the world’s largest apparel categories.

On January 26, 2026, the Company announced a new initiative with TruCotton®, a U.S. cotton traceability and branding program, focused on advancing full-chain verification of U.S.-grown cotton. The initiative is designed to establish a scientific, material-level method to authenticate U.S. cotton origin.

Intellectual Property

The ability of the Company to develop and maintain proprietary information technology is crucial to our success. Since 2015, Security Matters PTY technology has been protected by more than 20 patent families and more than 100 patents filed around the world in various stages with respect to our marking and reading technologies. See Item 5. Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses, etc. - Intellectual Property for a table identifying a list of the Company’s patents that have passed the international phase (PCT) and may be publicly disclosed.

Marketing and Sales

The Company is progressing from pilot-stage engagements to commercial deployment across multiple sectors. Its strategy focuses on establishing industry standards through partnerships with market leaders, followed by broader ecosystem adoption.

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

Facilities

The Company’s main business activities are conducted at SMX Israel’s headquarters in central Israel. It leases 363 square meters of office space at this location under a lease until May 31, 2027, with an option to extend the lease with an additional rental fee of 10% for an additional five years. The Company also leases an additional adjacent building of 146 square meters where it conducts research and development activities. The lessor (who represented that he is not aware of any such impending circumstances) has the right to shorten the lease with 90-days-notice if it is demanded by a government entity to evacuate the premises, to change the agreement or to pay fines due to the agreement. The Company, through its membership with A*STAR Research Entities, also leases office space in Singapore, where the Company’s Singapore employees work out of. The Singapore office space consists of four office desks, one chemistry lab bench and one chemistry suite. The Singapore lease is for a term of 12 months, expiring in October 2026. The Company believes that its current facilities are suitable and sufficient to meet its anticipated needs for the foreseeable future.

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

Government Royalty Obligations and Regulations

Israeli R&D Law

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (“IIA”), which replaced the former Office of the Chief Scientist (“OCS”). The Company has an approved project with the IIA under which it received a total of $162,000 in prior years. The Company is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2025 the Company has not paid any royalties to IIA. The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

As of December 31, 2025, and 2024, the liability amounted to $202,000 and $177,000, respectively.

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

Upon the occurrence of the next M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of ours and similar event) Security Matters PTY is to pay a cash amount equal to 1.5% of the Exit Consideration (as such term is defined in such agreement). Additionally, Isorad was issued 864,000 options to purchase shares of Security Matters PTY and is entitled to receive 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and any amount actually received against equity or other funding during a period of 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof). This will not apply to any future offer of shares, merger or sale of assets thereafter. As of December 31, 2025, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $180 thousand against a liability that reflects the due amount.

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

Employees

As of the filing date of this report, the Company had 26 employees; 9 full time employees and 1 part-time employee are located in Israel, 1 full-time employee located in Canada, 10 full time employees located in Singapore, one full time employee located in Australia, one full-time employee located in the United Kingdom and 3 full-time employees located in the UAE.

None of the Company’s employees are members of a union or subject to the terms of a collective bargaining agreement. The Company is subject to the labor laws of the countries in which its employees work. In Israel, the Company is subject to certain Israeli labor laws, regulations and Labor Court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to the Company by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry, and which apply such agreement provisions to the Company’s employees even though they are not part of a union that has signed a collective bargaining agreement.

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

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. On June 26, 2025, the parties filed their reply to the statement of defense. An arbitration hearing was scheduled for July 21, 2025. The parties exchanged general affidavits of disclosure and requests for responses to questionnaires and for disclosure of documents and R&I’s request and the Company’s response for deposit of a security to guarantee the costs. On February 3, 2026, another preliminary arbitration hearing was held, at which it was determined that the Company was required to file an update regarding its position on the mutual provision of security to secure the arbitrator’s fees. The Company filed its response to the arbitrator’s request on February 10, 2026, and R&I Trading was ordered to file its response by March 5, 2026. The parties were ordered to file a joint notice advising whether they have reached agreements that render their mutual disputes unnecessary to determine whether they maintain their respective applications for determination. By March 31, 2026, both parties are required to file their responses to the other party’s submission regarding the conduct of the preliminary proceedings and document disclosure and are also required to file their respective lists of witnesses and experts. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings.

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

The below chart details the organizational structure of the Company:

D. Property, Plants and Equipment

The Company’s main business activities are conducted at SMX Israel’s headquarters in central Israel. It leases 363 square meters of office space at this location under a lease until May 31, 2027, with an option to extend the lease with an additional rental fee of 10% for an additional five years. The Company also leases an additional adjacent building of 146 square meters where it conducts research and development activities. The lessor (who represented that he is not aware of any such impending circumstances) has the right to shorten the lease with 90 days-notice if it is demanded by a government entity to evacuate the premises, to change the agreement or to pay fines due to the agreement. The Company, through its membership with A*STAR Research Entities, also leases office space in Singapore, where the Company’s Singapore employees work out of. The Singapore office space consists of four office desks, one chemistry lab bench and one chemistry suite. The Singapore lease is for a term of 12 months, expiring in October 2026. The Company’s employees who work outside of Israel and Singapore work remotely. The Company believes that its current facilities are suitable and sufficient to meet its anticipated needs for the foreseeable future.

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

Due to the fact that we aim our sales efforts at large multi national market-leaders conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force major, or events like CoV 19, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which if the interests result in definitive purchase orders, will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled “Risk Factors” above may impact the ability to generate revenue.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report on Form 20-F.

Revenue

To date, we have not seen revenue from our technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

Operating Expenses

The Company’s current operating expenses consist of the following components: research and development expenses, general and administrative expenses, selling and marketing expenses, Impairment and amortization and Listing Expenses.

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

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs and other general and administrative expenses. In the year ended December 31, 2023, general and administrative expenses also include $16,802 thousand listing expenses related to being a public NASDAQ company.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, share based compensation, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consists primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, inducement expenses, exchange rate difference, equity and RSU issued to investors and fees and commissions to banks.

Gain from Remeasurement of investment in associated company

Gain from remeasurement of investment in associated company arises due to the agreement the Company signed with trueGold on October 3, 2023, to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in trueGold and resulted in the Company gaining control over trueGold.

On July 10, 2024, in connection with the PMB LOI, Security Matters PTY’s ownership in trueGold was increased from 51.9% to 52.9%. See “Item 4. Information of the Company - A. History and Development of the Company - PMB Partners, LP Letter of Intent”.

Foreign Currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The Company’s functional currency is US Dollar. The functional currency of Lionheart is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of trueSilver is Canadian Dollar. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters PTY’s functional currency is Australian Dollar. The functional currency of SMX Israel is New Israeli Shekel. The functional currency of Security Matters Canada Ltd. is Canadian Dollar. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of trueGold is Australian Dollar. The functional currency of SMX Circular Economy FZCO is Emirati Dirham.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities - at the rate of exchange applicable at the reporting date.
●	Expense items - at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.
●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Years Ended December 31, 2025, December 31, 2024, and December 31, 2023

The following table summarizes our historical results of operations for the periods indicated:

		Year ended
		December 31, 2025		December 31, 2024		December 31, 2023
	Note	US$ in thousands
General and administrative expenses	16	120,099		12,729		16,567
Research and development expenses	17	11,228		3,059		2,711
Selling and marketing expenses	18	4,112		992		661
Impairment and amortization	6	10,850		11,085		-
Listing expenses		-		-		16,802
Operating loss		(146,289)		(27,865)		(36,741)
Finance expenses		40,703		13,493		7,891
Finance income		12,402		5,957		1,580
Gain from remeasurement of investment in associated company		-		-		22,164
Share of net profit (loss) of associated companies	5	-		-		(101)
Loss before income tax		(174,590)		(35,401)		(20,989)
Income tax	19	-		-		-
Net loss		(174,590)		(35,401)		(20,989)
Other comprehensive loss:		(3,130)		(1,265)		(283)

Total comprehensive loss		(177,720)		(36,666)		(21,272)

Net loss attributable to:
Equity holders of the Company		(169,178)		(31,092)		(20,914)
Non- controlling interest		(5,412)		(4,309)		(75)

Basic and diluted loss per share attributable to shareholders (US$ in thousands)	20	(0.82	)(1)	(3,031	)(1)	(202,900	)(1)

(1)	The share and per share information in these financial statements reflects the 1-for-22, 1-for-75, 1-for-28.5, 1-for-4.1, 1-for-7, 1-for-10.89958, 1-for-8, and 1-for-4.8828125 reverse share splits became effective on August 21, 2023, July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025, and February 17, 2026, respectively of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”).

General and Administrative Expenses

The Company’s general and administrative expenses were $120,099 thousand for the year ended December 31, 2025, representing an increase of $107,370 thousand, or 843%, compared with the year ended December 31, 2024. The increase was primarily attributable to a $98,803 thousand rise in non-cash share-based payment expense, resulting from additional restricted share units and share option grants issued at a relatively higher market price per share compared to the earlier year, an increase in general marketing, business development, conferences,  sales, and investor-relations professional services, and a $254 thousand increase in travel expenses. These increases were partially offset by decreases of $1,362 thousand in public company costs and $185 thousand in insurance expenses.

The Company’s general and administrative expenses amounted to $12,729 thousand for the year ended December 31, 2024, a net decrease of $3,838 thousand, or 23%, compared to $16,567 thousand for the year ended December 31, 2023. The net decrease was primarily attributable to a decrease of $4,735 thousand in transaction costs, a decrease of $261 thousand in travel expenses, set-off with an increase of $1,889 in professional services expenses, and an increase of $1,956 thousand in share-based compensation costs.

Research and Development Expenses, Net

The Company’s research and development expenses amounted to $11,228 thousand for the year ended December 31, 2025, compared with $3,059 thousand for the year ended December 31, 2024, representing an increase of $8,169 thousand, or 267%. The increase was primarily attributable to a $9,211 thousand rise in non-cash share-based payment expense and a $504 thousand reduction in income from paid proof-of-concept arrangements. These increases were partially offset by decreases of $1,365 thousand in salaries and related personnel costs due to manpower reductions, $173 thousand in travel expenses, and $96 thousand in materials and laboratory expenses, reflecting the transition of the Company’s technology into the deployment phase.

The Company’s research and development expenses for the year ended December 31, 2024, amounted to $3,059 thousand, representing an increase of $348 thousand, or 13%, compared to $2,711 thousand for the year ended December 31, 2023. The major changes in research and development expenses were an increase of $568 thousand in salaries and related expenses and materials and laboratory expenses that increased by $211 thousand, set-off with a $209 thousand decrease in subcontractors and consultant expenses, all due to rolling out of the tech.

Selling and Marketing Expenses

The Company’s selling and marketing expenses totaled $4,112 thousand for the year ended December 31, 2025, an increase of $3,120 thousand, or 314%, compared to $992 thousand for the year ended December 31, 2024. The increase was primarily attributable to a $2,534 thousand rise in non-cash share-based payment expense, a $665 thousand increase in salaries and related expenses, mainly due to new hires and enhancements to business development totaling $160 thousand. These increases were partially offset by a $387 thousand decrease in marketing expenses.

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

Finance Income and Expenses

The Company’s finance income totaled $12,402 thousand for the year ended December 31, 2025, compared with $5,957 thousand for the year ended December 31, 2024, representing an increase of $6,445 thousand, or 108%. The increase was primarily attributable to $4,169 thousand of foreign exchange gains, as well as $2,277 thousand arising from the interest expenses and remeasurement at fair value of convertible notes and other financial liabilities.

The Company’s finance expenses amounted to $40,703 thousand for the year ended December 31, 2025, compared with $13,493 thousand for the year ended December 31, 2024, representing an increase of $27,210 thousand, or 202%. The increase was primarily attributable to a $10,966 thousand expense arising from the interest expenses and remeasurement at fair value of bridge loans and convertible notes, $7,811 thousand increase in non-cash share based payment expense to investors, $3,634 thousand interest expenses of short-term loan, $2,639 thousand SEPA facility fee, as well as $1,967 thousand related to foreign exchange losses.

The Company’s finance income for the year ended December 31, 2024, totaled $5,957 thousand, an increase of $4,377 thousand, or 277%, compared to $1,580 thousand for the year ended December 31, 2023. The increase is due to $2,100 thousand revaluation of convertible notes and financial liabilities at fair value revaluations set-off with $113 thousand revaluation of public warrants financial liabilities at fair value, and $2,396 thousand due to foreign currency changes and interest expenses.

The Company’s finance expenses for the year ended December 31, 2024, amounted to $13,493 thousand, an increase of $5,602 thousand, or 71%, compared to $7,891 thousand for the year ended December 31, 2023. The increase mainly attributed to a $4,660 thousand revaluation of the bridge loans and convertible notes, and $893 thousand due to foreign currency changes.

Amortization and Impairment

For the year ended December 31, 2025, the Company recognized amortization and impairment charges related to its intangible assets (technology assets and goodwill) as these assets progressed to the commercial stage. Amortization expense totaled $3,249 thousand, and impairment charges amounted to $7,601 thousand.

In the fiscal year ending December 31, 2024, the Company recognized amortization and impairment of its intangible assets (technology assets and goodwill) as the intangible assets are matured to commercial stage. Amortization expenses totaled $2,075 thousand and impairment amounted to $9,010 thousand.

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

Share of Net Profit/Loss of Associated Companies

Shares of net loss of associated companies consists of equity profit or loss from associated joint venture activity for the year ended on December 31, 2025 and December 31, 2024 amounted to nil, and for the year ended on December 31, 2023 the amounted to $101 thousand loss. As of December 31, 2025, December 31, 2024 and December 31, 2023, the carrying amount of the investment in associated companies is $114 thousand, $105 thousand and 115 thousand, respectively.

Income Tax

As of December 31, 2025, the Company estimated carryforward tax losses of approximately $124,336 thousand (December 31, 2024: $69,363 thousand), which may be carried forward and offset against taxable income for an indefinite period. The Company and its subsidiaries did not recognize deferred tax assets related to these carryforward losses in the financial statements, as their utilization in the foreseeable future is not considered probable.

Operating Loss

For the year ended December 31, 2025, the Company reported an operating loss of $146,289 thousand, compared with an operating loss of $27,865 thousand for the year ended December 31, 2024, representing an increase of 425%. As discussed above, the increase in operating loss was primarily attributable to significant non-cash share-based payment expenses, amortization and impairment of intangible assets, including technology assets and goodwill, as well as higher general and administrative expenses and increased selling and marketing activities to accelerate business development, marketing and investor-relations efforts.

For the year ended December 31, 2023, the Company reported an operating loss of $36,741 thousand. The 2023 results included a one-time expense of $16,802 thousand arising from the Company’s 2023 Business Combination.

Net Loss

The Company reported a net loss of $174,590 thousand for the year ended December 31, 2025, compared with a net loss of $35,401 thousand for the year ended December 31, 2024, representing an increase of 393%.

For the year ended December 31, 2023, the Company reported a net loss of $20,989 thousand. The 2023 results included a one-time gain of $22,164 thousand arising from the remeasurement of investments in associated companies.

B. Liquidity and Capital Resources

Overview

Since inception through December 31, 2025, the Company has financed its operations primarily through the issuance of ordinary shares, warrants, convertible notes, and loans from investors and related parties, as well as reimbursements from prospective customers for paid pilot and proof-of-concept projects.

As of December 31, 2025, the Company held cash and cash equivalents of $12,201 thousand. Subsequent to December 31, 2025, and through the date of this report, the Company raised gross proceeds of approximately $17.7 million under the SEPA, before deducting agent fees of approximately $707 thousand.

The table below presents our cash flows for the periods indicated:

	For Year Ended December 31,
U.S. dollars in thousands	2025	2024	2023
Net cash used in operating activities	(17,001)	(11,314)	(12,479)
Net cash used in investing activities	-	(190)	(1,036)
Net cash provided by financing activities	29,745	13,110	11,954

Net increase (decrease) in cash and cash equivalents	12,744	1,606	(1,561)

Operating Activities

Net cash used in operating activities amounted to $17,001 thousand for the year ended December 31, 2025, compared with $11,314 thousand for the year ended December 31, 2024. Cash outflows from operating activities were primarily driven by the net loss for the period of $174,590 thousand, adjusted mainly for non-cash items, including share-based payment expense of $114,205 thousand, goodwill impairment of $6,025 thousand, finance expenses related to loans and financial instruments measured at fair value of $18,882 thousand, impairment of intangible assets of $1,542 thousand, issuance of shares and restricted shares to investors of $7,811 thousand, issuance of ordinary shares due to SEPA facility fee of $2,639 thousand and depreciation and amortization of property, plant and equipment and intangible assets of $3,450 thousand.

Net cash used in operating activities was $11,314 thousand for the year ended December 31, 2024, compared with $12,479 thousand for the year ended December 31, 2023. Cash outflows were primarily attributable to a net loss of $35,401 thousand, adjusted mainly for non-cash items, including share-based payment expense of $3,657 thousand, including impairment of goodwill of $6,813 thousand, finance expenses related to loans and financial instruments measured at fair value of $9,143 thousand, impairment of intangible assets of $2,197 thousand, depreciation and amortization of property, and plant and equipment and intangible assets of $2,273 thousand.

Net cash used in operating activities amounted to $12,479 thousand for the year ended December 31, 2023. Cash outflows were primarily attributable to a net loss of $20,989 thousand, adjusted mainly for finance expenses related to loans and financial instruments measured at fair value of $5,395 thousand, share-based payment expense of $3,269 thousand, and SPAC transaction costs of $16,802 thousand, partially offset by a $22,164 thousand gain from the remeasurement of investments in associated companies.

Investing Activities

Net cash provided by investing activities amounted to nil for the year ended December 31, 2025.

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

Financing Activities

Net cash provided by financing activities amounted to $29,745 thousand for the year ended December 31, 2025. This was primarily attributable to $31,231 thousand of net proceeds from the issuance of convertible notes and warrants, which is offset with approximately $1,433 thousand in payments for short-term loans, convertible loans and bridge loans.

Net cash provided by financing activities was $13,110 thousand for the year ended December 31, 2024, primarily reflecting proceeds of $12,647 thousand from the issuance of ordinary shares, convertible notes, and warrants, and a $1,000 thousand loan.

Net cash provided by financing activities amounted to $11,954 thousand for the year ended December 31, 2023. This was mainly attributable to proceeds of $5,878 thousand from the issuance of ordinary shares, convertible notes, and warrants, $550 thousand from bridge loans, and $2,919 thousand of net proceeds from the issuance of shares in connection with the Business Combination.

Current Outlook

On December 1, 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with Target Capital 1 LLC (the “SEPA Investor”), in which the SEPA Investor has committed to purchase from the Company up to $100,000 thousand of the Company’s Ordinary Shares in an equity line of credit (the “Equity Line”), subject to the terms and conditions specified in the SEPA. The SEPA was subsequently amended on December 9, 2025 to change certain terms and conditions originally contained in the SEPA.

On February 5, 2026, the Company and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the “Amendment”), which increased the size of the commitment amount under the Equity Line from $100,000 thousand to $250,000 thousand and removed certain of the Company’s obligation to acquire bitcoin or another cryptocurrency with a portion of the proceeds under the SEPA terms. As of the date of this report, the Company has drawn down approximately $17.7 million from the commitment amount under the SEPA, before agent fees of approximately $707 thousand, and has issued an aggregate of 877,682 (post reverse splits) of its ordinary shares to the SEPA Investor as a result. The Company intends to continue to draw down under the Equity Line from time to time pursuant to the terms and conditions of the SEPA, as amended, and applicable law.

The Company has used, and intends to use the net proceeds from the sales under the SEPA, for working capital and general corporate purposes, and to pay down outstanding indebtedness and other liabilities of the Company.

As of December 31, 2025, and December 31, 2024, the Company held cash and cash equivalents of $12,201 thousand and $2,343 thousand, respectively, which were used for working capital and general corporate purposes. Subsequent to December 31, 2025, and through the date of this report, the Company raised additional funding of approximately $17.7 million under the SEPA, as described above.

As of December 31, 2025, the Company had outstanding trade payables, other payables and lease liabilities totaling $13,361 thousand, relating primarily to employee compensation, suppliers, service providers, and lease obligations, as well as $8,753 thousand convertible note payables, warrants and bridge loans to lenders and investors, of which $5,751 thousand was converted into Ordinary Shares in January 2026.

The Company expects to settle these obligations through cash flows generated from ongoing operations and additional capital raises that are planned for 2026, including pursuant to the Equity Line. While management believes that existing cash and cash equivalents will be sufficient to fund operations for the foreseeable future, the Company will require additional capital to support continued operations and to sustain its business growth.

The Company’s operating plans are subject to change based on factors that may be outside its control, and it may be required to obtain additional financing sooner than currently anticipated.

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

When and until the Company starts to generate significant recurring revenues and profit, the Company expects to satisfy its future cash needs only through capital raising and shareholders’ financial support. The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Company’s outstanding warrants are generally either out of money or have nominal exercise prices; accordingly, the Company does not expect to raise any material additional funds from the exercise of outstanding warrants in at least the short-term. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans.

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

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates and expand our business development efforts and corporate infrastructure.

Going Concern

Our financial statements for the year ended December 31, 2025, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

The Company’s financial statements for the year ended December 31, 2025 include an explanatory paragraph regarding its ability to continue as a going concern. Management has implemented and continues to execute a series of capital management and operational initiatives, including access to committed equity facilities, conversion of liabilities into equity, and ongoing engagement with strategic and financial investors. These measures are designed to enhance liquidity and support the Company’s transition toward commercial deployment. While uncertainties remain inherent in the Company’s stage of development, management believes these actions position the Company to support its ongoing operations.

Contractual Obligations

RBW December

On December 1, 2025, the Company entered into an agreement with RBW Capital (“RBW December”), pursuant to which the Company executed a convertible note agreement with several primary investors. Following an amendment dated December 9, 2025, the aggregate principal amount under the agreement was increased to $20,625 thousand. From a cash flow perspective, the Company received total gross proceeds of $16,500 thousand (before deduction of placement agent fee, legal expenses in total amount of $1,460). The difference of $4,125 thousand represents an Original Issue Discount (“OID”) of 20%, which was fully earned upon closing and does not reduce the contractual principal amount of the notes.

To prevent a change of control, a Beneficial Ownership Limitation was included, restricting any investor from owning more than 4.99% of the Company’s outstanding ordinary shares at any time. The investors may convert the notes into the Company’s ordinary shares at any time at a conversion price equal to the greater of:

●	85% of the lowest daily Volume Weighted Average Price (“VWAP”) during the five trading days immediately preceding the conversion date (representing a 15% discount to market), or
●	A floor price of $1.50 per share, which serves to protect the Company and existing shareholders from excessive dilution.

The convertible note proceeds were received in two tranches, December 3, 2025 – $5,750 thousand and December 29, 2025 – $10,750 thousand.

As of December 31, 2025, investors had converted notes with an aggregate principal amount of $11,984 thousand into 168,853 ordinary shares. During January 2026 the outstanding principal amount of $8,641 thousand of the RBW December note was converted into 83,194 ordinary shares. Hence, of the date of this Report all the convertible note had been fully converted into an aggregate of 252,047 ordinary shares of the Company.

As of December 31, 2025, the amortized cost of the debt component was $2,668 thousand, and the fair value of the conversion feature was $3,083 thousand.

Abri Advisors Loan Agreement

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

During 2025, following the occurrence of an Event of Default under the Abri Loan Agreement, the outstanding loan balance was accelerated and increased by 150%, becoming immediately due and payable in accordance with the terms of the agreement.

During the second half of 2025, the Company repaid an additional aggregate amount of approximately $500 thousand in cash. Subsequently, the Company entered into an agreement with Abri to settle the remaining outstanding loan balance through the issuance of the Company’s ordinary shares and issued an aggregate of 58,288 ordinary shares to Abri (post reverse share splits). As a result of the issuance, the issued capital and additional paid in capital increased in the amount of $4,134 thousand.

As a result of this transaction, the Abri Loan Agreement was fully settled through a combination of cash repayments and equity issuance.

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

The offering consisted of the sale of 187,719 (15 after reverse stock splits), each consisting of one Ordinary Share or Pre-Funded Warrant, two Series A Common Warrants, and one Series B Common Warrant at an exercise price of $28.5 ($348,254 after reverse stock splits).

The Pre-Funded Warrants were immediately exercisable subject to registration and could be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering was decreased on a one-for-one basis. As of the date of this Report, the company issued 55,789 (5 after reverse stock splits) ordinary shares and 131,930 (11 after reverse stock splits) Pre-Funded Warrants.

As of December 31, 2025, there is no material outstanding balance of Series A Common Warrants, as all warrants were either exercised or lapsed due to the reverse share splits.

The Company also entered into a Placement Agent Agreement with Aegis as lead placement agent, dated September 11, 2024, pursuant to which Aegis agreed to serve as the placement agent for the Company in connection with the Aegis Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the Aegis Private Placement, and a 3% commission of the proceeds from any cash exercise of the Series A Common Warrant. The Company also committed to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the Aegis Private Placement. As of December 31, 2025, the fair value of the 3% Series A Common Warrant provision was nil.

Promissory Note Financing – August 2024

On August 30, 2024, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC (“1800 Diagonal August”), to issue and sell a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company (“the 1800 Diagonal August Promissory Note”). The 1800 Diagonal August Promissory Note is in the principal amount of $223.7, which includes an original issue discount of $29.2. A one-time interest charge of 10%, or $22.4 was applied to the principal. The maturity date of the 1800 Diagonal August Promissory Note is June 30, 2025. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123; (2) on March 30, 2025, $30.7; (3) on April 30, 2025, $30.7; (4) on May 30, 2025, $30.7 and (5) on June 30, 2025, $30.7. Through February 26, 2025, the Company may prepay the 1800 Diagonal August Promissory Note in full at a 2% discount The 1800 Diagonal August Promissory Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the 1800 Diagonal August Promissory Note shall become immediately due and payable, (ii) the principal and interest balance of the note shall be increased by 150% and (ii) the 1800 Diagonal August Promissory Note may be converted into Ordinary Shares of the Company at the sole discretion of the 1800 Diagonal August. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the 1800 Diagonal August Promissory Note so the 1800 Diagonal August beneficially owns less than 4.99% of the Company’s Ordinary Shares. The 1800 Diagonal August shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the 1800 Diagonal August. The Company is subject to customary indemnification terms in favor of the 1800 Diagonal August and its affiliates and certain other parties. The Company paid a placement agent approximately $18 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

The 1800 Diagonal August Promissory Note was accounted as financial liability in accordance with the amortized cost method using the effective interest rate of 674%.

As of December 31, 2024, the carrying amount of the host straight debt component was $ 147 and the fair value of the embedded conversion option was $ 121.

The convertible feature was accounted as derivative financial liability and measured at fair value through profit and loss. Management utilized a third-party appraiser to assist them in valuing the convertible feature fair value using the monte Carlo simulation with expected volatility of 43% and the risk-free interest rate used is 4.89%.

According to the agreement, the loan conversion will only occur in the event of default. For the purpose of estimating the convertible feature the third-party appraiser has assumed, based on Moody’s rate methodology, the is a 43.6% probability that a default event will occur. Therefore, the value of the Convertible feature is only 43.6% of the Convertible feature valuation.

The 1800 Diagonal August Promissory Note was fully repaid in cash during 2025 for an aggregate amount of approximately $246 (comprising the original principal amount of $223.7 and interest of $22.4).

Promissory Note Financing – March 2025

On March 28, 2025, the Company entered into an agreement with 1800 Diagonal (“1800 Diagonal March”), pursuant to which it issued a promissory note with a par value of $ 295.5 in consideration for net cash proceeds of approximately $250, after deduction of issuance expenses of approximately $7.

The note bears interest at an annual rate of 12% and is repayable in seven instalments between September 2025 and March 2026, as follows: (1) $ 163 on September 30, 2025; (2)-(7) $ 27.2 on each month-end from October 2025 to March 2026.

The note contains customary default provisions for similar transactions, under which, in the event of default: (i) it becomes immediately due and payable; (ii) the outstanding principal and interest increase by 150%; and (iii) it may be converted, at the sole discretion of 1800 Diagonal March, into ordinary shares of the Company. In this regard, the conversion price is the lowest closing price of the Company’s shares during the ten trading days preceding the conversion request, less a 25% discount. Conversion is subject to an ownership limitation of 4.99%.

The agreement also includes customary representations, undertakings, and indemnities in favor of 1800 Diagonal March, its subsidiaries, and related entities.

The 1800 Diagonal March Promissory Note was fully repaid in cash during the second half of 2025 for an aggregate amount of approximately $317.

Alpha July 2024 Securities Purchase Agreement

On July 19, 2024 the Company entered into Securities Purchase Agreement issued and sold to Alpha, a promissory note (the “Alpha July Note”) and warrants (the “July Warrants”), for gross proceeds of $747.5, before deducting fees and other offering expenses payable by the Company. The Alpha July Note is in the principal amount of $1,150 (the “Principal Amount”) and carries an original issue discount of 35%. The maturity date of the Alpha July Note is the 12-month anniversary of the issuance date. The Alpha has the right, at any time, to convert all or any portion of the outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the lesser of $174 ($2,126,184 after reverse stock splits) or 80% of the lowest volume weighted average price of the Company’s ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Alpha July Note including for fundamental transactions (the “Conversion option”) Any such conversion is subject to customary conversion limitations set forth in the Alpha July Note so the Alpha beneficially owns less than 4.99% of the Company’s Ordinary Shares. Any principal amount on the Alpha July Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection.

According to the purchase agreement, the Company issued to the Alpha the July Warrants, to purchase up to 7,317 (nil after reverse stock splits) Ordinary Shares, with an exercise price of $178 ($2,175,062 after reverse stock splits) per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time for 5.5 years from issuance.

As of December 31, 2024, all of the July Warrants were converted into ordinary shares.

During 2025, the Alpha July Note and the accrued interest were fully converted into ordinary shares

PMB Partners

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

The Senior Promissory Notes carry an annual interest of 15%. PMB has the right to convert the $800 Convertible Note and accumulated interest into 2,673 (nil after reverse stock splits) ordinary shares.

On May 13, 2025, the parties executed an amendment, under which the maturity date of both notes was extended to November 30, 2025, the annual interest rate was increased to 18%, and the principal balance of each note was adjusted to include accrued and unpaid interest up to the date of the amendment.

The amortized cost including interest of the convertible promissory note in the principal amount of $800 and the promissory note in the principal amount of $500, in aggregate, was $1,572 as of December 31, 2025, and $1,359 as of December 31, 2024, respectively.

During 2025, a total of 58,254 ordinary shares were granted to PMB’s investor. Finance expenses in the amount of $3,679 were recognized. As no settlement agreement was reached with PMB’s investor, the recognized finance expense was recorded against issued capital and additional paid-in capital and was not offset against the related financial liability.

All of the principal and accrued interest under the PMB Convertible Notes, is due and owing as of the date of this Report.

Alpha April 2024 Securities Purchase Agreement

On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of an unsecured convertible note (the “Alpha April Note”) in the principal amount of $2,250 thousand, and warrants, to Alpha. The Alpha April Note carried an original issue discount (OID) of 10%, had a 12% interest per year, and a maturity date of 12 months.

The warrant had a term of 5.5-years, to purchase 5,532 Ordinary Shares (nil after reverse stock splits) at $336 ($4,105,736 after reverse stock splits) per share (“the April Warrants”).

In addition, the Company’s existing warrants B’s held by Alpha issued in September 2023 were amended to reduce the exercise price of $4.7025 ($57,462 after reverse stock splits) per share. Alpha immediately exercised these warrants B’s in full.

As of April 11, 2024, the Alpha April Note amounted to $220, and the Conversion Option fair value amounted to $656.

During 2024, Alpha converted approximately $2,110 of the principal amount and accrued interest into 467,424 (38 after reverse stock splits) ordinary shares.

As of December 31, 2024, the Alpha April Note amounted to $72 and the Conversion Option fair value amounted to $48.

As of December 31, 2024, Alpha exercised all the April Warrants into Ordinary Shares of the Company.

In addition, during 2025, Alpha exercised its embedded conversion option with respect to the remaining balance of the Alpha April Note, converting it into 16 ordinary shares of the Company, with a fair value at the conversion date of $842. On April 2, 2025, the Company entered into a settlement agreement with Alpha, pursuant to which it issued 33 (post reverse splits) ordinary shares to Alpha, with a fair value at the issuance date of $787. As of December 31, 2025, the entire outstanding balance of the Alpha April Note had been converted into ordinary shares of the Company, and accordingly, no further liability to Alpha remains in respect of this note.

As of December 31, 2024, Alpha exercised all the April Warrants into Ordinary Shares of the Company. In addition, during 2025, Alpha exercised its embedded conversion option with respect to the remaining balance of the Alpha April Note, converting it into 16 ordinary shares of the Company, with a fair value at the conversion date of $842.

On April 2, 2025, the Company entered into a settlement agreement with Alpha, pursuant to which it issued 33 ordinary shares to Alpha, with a fair value at the issuance date of $787.

As of December 31, 2025, the entire outstanding balance of the Alpha April Note had been converted into ordinary shares of the Company with a fair value at the conversion date of $1,629 as detailed above, and accordingly, no further liability to Alpha remains in respect of this note.

Steven Wallitt

On February 24, 2024, the Company issued to Steven Wallitt (“SW”) a convertible security with a face value of $407 thousand in consideration of $350, bearing 0% interest and maturing in 6 months. The note shall be repaid solely by way of conversion into the Company’s ordinary shares. The conversion price was determined according to the closing price of the Company’s share on the day prior to the conversion date, with no floor price. SW ranks senior but is subordinated to ClearThink Asset Management (“CTAM”), the Company advisors, in case of any new debt issuance, including subordinated debt or redeemable preferred stock, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless SW waives this requirement.

On August 24, 2024, the Company extended the previous convertible security maturity date to February 24, 2025. In addition, SW will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source.

Accordingly, following a private placement transaction on October 28, 2024, the Company adjusted the conversion price to $0.49 ($170,645 after reverse stock splits).

As of December 31, 2025, the convertible security remains outstanding. Based on the Company’s assessment, the expected repayment date is December 31, 2026.

Based on conversion terms under this agreement, SW has the right to convert the outstanding principal into ordinary shares at any time.

The convertible security is accounted in accordance with the amortized cost model, and amounted to $483 and $370 as of December 31, 2025, and December 31, 2024, respectively.

During the year ended December 31, 2025, a total of 58,238 restricted stock units were granted to SW. Financing expenses in the amount of $3,466 thousand were recognized in connection with the issuance of these restricted stock units, all of which have since vested. No settlement agreement was reached with SW; accordingly, the expense was not offset against the existing liability.

Leases

SMX Israel is a party to an office and R&D lab lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the “Lease”). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

LP Convertible Note

On January 25, 2023, the Company received an amount of $250 in consideration for issuance of a convertible note (the “LP Convertible Note”) and two types of warrants, to Lee Pinkerton (“LP”). The LP Convertible Note’s principal amount is $250 and the maturity date is the earlier of December 31, 2024, and the date of any change in control (excluding the Business Combination). As of December 31, 2025, the company did not settle the full principal amount and all accrued interest. Based on Management’s projections, the Company expects to satisfy this obligation by December 31, 2026. The Convertible Note has an interest rate of 15% per annum and shall be converted into ordinary shares at LP’s discretion, at a fixed conversion price of $470,250 ($5,746,196,840 after reverse stock splits) per ordinary share. In addition, the Company has the right to satisfy the payment of the principal amount of the LP Convertible Note through the issuance of the Company’s ordinary shares at a 20% discount to the 20 trading day VWAP preceding the maturity date.

As part of the LP Convertible Note transaction, the LP was granted two types of warrants: bonus warrants and redeemable warrants. The bonus warrants are 0.27 warrants to purchase ordinary shares (nil after reverse stock splits) of the Company at an exercise price of $540,787 ($6,608,126,366 after reverse stock splits) per share. The bonus warrants have a term of five years commencing upon the Business Combination.

The redeemable warrants are 0.26 warrants to purchase ordinary shares (nil after reverse stock splits) of the Company at a purchase price of $540,787 ($6,608,126,366 after reverse stock splits) per share. The Redeemable Warrants have a term of five years commencing upon the Business Combination. Fifty percent (50%) of the Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $235,125 ($2,873,098,420 after reverse stock splits) per warrant. LP has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

As of December 31, 2025, and 2024 the fair value of the Redeemable Warrants was $32 and $55, respectively.

As of December 31, 2025, and 2024 the fair value of the LP Convertible Note was $333 and $336, respectively. All of the principal and accrued interest under the LP Convertible Note is due and owing as of the date of the authorization of this Report.

Bridge Loans

Between August 2022 to January 2023, Security Matters PTY entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which previously lent Security Matters PTY an aggregate amount of $3,860 thousand. Certain lenders also received bonus warrants and redeemable warrants, as described below. The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants: bonus warrants and redeemable warrants. The bonus warrants issued consisted of 0.32 warrants (nil after reverse stock splits) to purchase ordinary shares of the Company at an exercise price of $540,787 thousand ($6,608,126,366 after reverse stock splits) per share and a first priority security interest in the shares of Security Matters PTY’s interest in TrueGold. The bonus warrants have a term of five years commencing upon the Business Combination.

The redeemable warrants consist of two types. Redeemable warrants Type 1 consist of 0.13 warrants (nil after reverse stock splits) to purchase ordinary shares of the Company at a purchase price of $540,787 thousand ($6,608,126,366 after reverse stock splits) per share (“Redeemable Warrants Type 1”). The Redeemable Warrants Type 1 have a term of five years commencing upon the Business Combination. The Redeemable Warrants Type 1 have the following terms:

●	50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for $235,125 thousand ($2,873,098,420 after reverse stock splits) per warrant.
●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for $235,125 thousand ($2,873,098,420 after reverse stock splits) per warrant.
●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for $235,125 thousand ($2,873,098,420 after reverse stock splits) per warrant.

Redeemable Warrants Type 2 consist of 0.53 warrants (nil after reverse stock splits) to purchase ordinary shares of SMX at a purchase price of $540,787 thousand ($6,608,126,366 after reverse stock splits) per share (“Redeemable Warrants Type 2”). The Redeemable Warrants Type 2 have a term of five years commencing upon the Business Combination. The Redeemable Warrants Type 2 have the following terms:

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for $235,125 thousand ($2,873,098,420 after reverse stock splits) per warrant.
●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for $235,125 thousand ($2,873,098,420 after reverse stock splits) per warrant.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

During 2025, the Company repaid $370 thousand of principal amount and accumulated interest. Additionally, during 2025, a total of 2,333 ordinary shares were issued to the bridge loan investors.

As of December 31, 2025, and December 31, 2024, the principal and the accumulated interest of the bridge loans were amounted to $453 thousand and $728 thousand, respectively.

As of December 31, 2025, the Redeemable Warrants Type 2 expired.

Kamea

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert $657 thousand of indebtedness under the loan agreements into 227 (pre reverse stock splits) ordinary shares of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management’s estimation the fair value of this indebtedness as of December 31, 2025, was $23 thousand.

Government Grants

As of December 31, 2025, and December 31, 2024, the Company has a contingent liability of $202 thousand and $177 thousand, respectively, for government grants it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

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

As of December 31, 2025, based on the funds the Company actually received, the Company recognized a technology license intellectual property asset at the amount of $180 thousand against a liability that reflects the due amount.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily with respect to the Israeli shekels (“ILS”), Australian dollars (“AUD”), euros (“EUR”), Singapore dollars (“SGD”) and United Arab Emirates dirhams (“AED”), which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO, SGD and AED, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2025, the ILS increased against the U.S. dollar by approximately 12.5%, the AUD increased against the U.S. dollar by approximately 7.2%, the EUR increased against the U.S. dollar by approximately 11.8% and the SGD increased against the U.S. dollar by approximately 5.8%. The AED remained relatively stable against the U.S. dollar.

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

In July 2024, the Company announced its new solution to deliver a centralized blockchain reporting system for supply chain data, focusing on ethical sourcing, origination, and brand authentication in the Natural Rubber industry. The Company developed a platform for natural rubber producers and suppliers to monitor their supply chains in real-time. This digital platform is designed to integrate data from various sources, including polygon information, satellite imagery, on-ground sensors, risk assessment document management and blockchain records, to provide a holistic view of supply chain activities from tree to finished product in one centralised platform (tree, producer, compounder, manufacturer, brand and recycler).

On September 17, 2025, the Company announced the successful completion of two proof-of-concept trials, conducted over two consecutive days, with its service provider RedWave, demonstrating advanced sorting solutions for NAFRA (North American Flame Retardant Alliance). The trials validated the commercial-speed identification and sorting of both food-grade plastics and flame-retardant black plastics with NAFRA.

On October 1, 2025, the Company and Tradepro Inc., a U.S.-based leader in plastics recycling and distribution, announced a strategic collaboration to accelerate the adoption of sustainable plastics across multiple applications. By combining the Company’s molecular traceability platform with Tradepro’s extensive recycling and distribution network, the two companies aim to deliver a new level of material efficiency and supply chain reliability to the U.S. plastics market.

The collaboration is designed to bridge the demand gap for recycled content across a wide spectrum of plastics-not limited to PET-ensuring U.S. companies can access verifiable recycled materials for packaging, manufacturing, and consumer goods. The key outcomes of the collaboration are as follows:

●	FDA Compliance: The Company’s molecular marker was integrated into Tradepro’s rPET resin in line with FDA regulations for Food Contact Substances (21 CFR), confirming its industrial applicability for food-grade packaging.

●	End-to-End Durability: The marker was consistently detected across all process stages-resin, compounding, and final bottle production-proving its durability and reliability.

●	Non-Destructive Verification: Using the Company’s proprietary reader, marked rPET was identified and traced post-production without altering product performance or appearance.

●	Quantitative Accuracy: The Company’s technology accurately detected varying recycled-content percentages in Tradepro’s rPET, providing a robust quality and compliance tool for the supply chain.

●	Digital Certification: The system is designed to enable Tradepro to authenticate origin, quantify recycled content in real time, and deliver auditable reports to regulators, auditors, brand owners, and customers.

On December 31, 2025, the Company announced the expansion of its industrial rubber traceability platform into latex and rubber gloves. The initiative represents the sixth application within SMX’s growing circular-rubber program.

Plastic Cycle Token

The Plastic Cycle Token initiative is designed as a scalable global framework intended to be deployed across multiple jurisdictions. The platform enables standardized tracking, verification, and monetization of recycled materials, positioning the Company to participate in emerging environmental asset markets.

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

This initiative is also expected to position the Company’s Plastic Cycle Token as a next-generation alternative to carbon credits, creating a new paradigm in the Impact ESG investment landscape. Each token is being designed to represent a quantifiable amount of recycled plastic using the Company’s technology to physically mark the plastics, potentially offering a tangible impact on environmental circularity. The Company intends to replicate its platform across multiple geographies as part of its global commercialization strategy.

On September 2, 2025, we announced a strategic collaboration with the Agency for Science, Technology and Research (A*STAR), Singapore’s lead public sector research and development agency, to pilot a national plastic circularity platform with brands, producers, manufacturers, waste collectors, recyclers and retailers. The collaboration combines SMX’s chemical molecular marking technology, patented reader and blockchain-based traceability platform with A*STAR’s digital, chemical spectroscopic detection and profiling research capabilities, to create an intelligent system to permanently mark, track and analyse plastics through their entire lifecycle-from manufacturing to recycling.

Phase 1 of the collaboration is expected to launch the first nationwide “digital passport” for plastics, tagging and tracing more than 5 000 tonnes of postconsumer flexible and rigid waste in real time. Semi-industrial integration is expected to start in Q1 2026, and a full scale commercial showcase is slated for Q2 2027-timed to provide industry with a turnkey compliance pathway ahead of impending extended producer responsibility mandates, with an end-stage capacity to tag and trace more than 5,000 tonnes of post-consumer plastics annually.

Each SMX-verified kilogram of recycled plastic would also be wrapped in a Plastic Cycle Token, a tradeable digital asset backed one-for-one by the molecular marker and its on-chain audit trail. The Plastic Cycle Token is engineered to supersede traditional carbon credits-potentially enabling recyclers to monetise verified recycled output, brands to hedge compliance risk, and investors to back measurable circularity.

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

Thereafter, on July 10, 2024, in connection with the PMB LOI, Security Matters PTY’s ownership in trueGold was increased from 51.9% to 52.9%. See “Item 4. Information of the Company - A. History and Development of the Company - PMB Partners, LP Letter of Intent”.

On December 22, 2025, the Company announced a joint initiative with FinGo, a secure digital identity provider, and Bougainville Refinery Ltd (BRL) to evaluate a combined technology framework for authenticating the gold supply chain from mine and miner through refinery and export. The initiative reflects a shared objective to establish Bougainville as a global reference point for transparent, responsible, and technology-enabled gold trade, demonstrating how advanced authentication and digital identity infrastructure can be embedded at a national supply-chain level.

The parties will assess the deployment of an integrated material and human verification platform designed to deliver traceability, auditability, and transparency across the entire gold value chain. It brings together SMX’s molecular-level gold authentication, FinGo’s biometric digital identity and KYC/AML infrastructure, and BRL’s operational, compliance, and export capabilities as a licensed gold refinery and supply-chain operator.

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

Rare Earth

Building on its work in gold and precious metals, the Company is expanding into rare earth elements and critical minerals, supporting supply chain transparency and strategic resource security

Non-Ferrous Metals

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

On September 25, 2025, the Company and CETI (European Center for Innovative Textiles), one of Europe’s leading textile research and innovation institutes, announced a strategic collaboration to embed SMX’s end-to-end tracing platform into CETI’s advanced textile R&D and circularity programs. This collaboration is being launched with the ultimate goal of enabling European textile and fashion stakeholders to authenticate fibers, track fabrics across their lifecycle, and unlock new financial mechanisms that accelerate the transition to a circular textile economy. The Company did not enter into a signed agreement in connection with the collaboration.

On December 30, 2025, the Company announced that it intends to enter the denim and recycled-denim segment in Q1 2026, extending its cotton-based material identity capabilities into one of the world’s largest apparel categories.

On January 26, 2026, the Company announced a new initiative with TruCotton®, a U.S. cotton traceability and branding program, focused on advancing full-chain verification of U.S.-grown cotton. The initiative is designed to establish a scientific, material-level method to authenticate U.S. cotton origin.

Automotive

The Company is exploring applications within the automotive sector, including material traceability and circularity solutions across manufacturing and supply chains.

Cyber Hardware

The Company is advancing applications of its technology in cyber hardware security, enabling authentication and traceability of critical components across sectors including AI infrastructure, electronics, and defense-related supply chains

Intellectual Property

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

E. Critical Accounting Estimates

Reverse Acquisition Transaction

The result of the merger between the Company and Security Matters PTY Ltd is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

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

trueGold Business Combination

On October 3, 2023 (acquisition date), the Company signed an agreement with True Gold Consortium Pty Ltd. (“True Gold”) shareholders to acquire an additional 7.5% which will increase the Company’s holdings to 51.9% in True Gold and result in the Company’s gain control over True Gold. True Gold uses the Company’s advanced next-generation technology to invisibly mark and store multiple data types at a molecular level as well as its blockchain digital platform. This strategic transaction through gaining control of True Gold diversifies the Company’s operations into True Gold’s pioneering ventures in research and development and revenue commercialization.

The Company previously held 44.4% of the shares of True Gold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed, and control was obtained, the balance of the investment was remeasured at fair value of $22,164 and a gain was recognized in the amount of $22,164, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in True Gold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in True Gold at full fair value which includes also the non-controlling interests’ share in the entire goodwill of True Gold. The fair value of the non-controlling interests in True Gold was based on the fair value of True Gold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as True Gold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of True Gold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of True Gold are:

1.	After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2.	Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3.	Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of True Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from True Gold to the Company which amounted to AUD 475 (approximately $307) at acquisition date. The calculating of any goodwill upon acquisition included also the fair value of the previous investment in True Gold.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

On March 6, 2026, the Company accepted the resignations of Ophir Sternberg as Chairman of the Board and director, and of Roger Meltzer and Thomas Hawkins as directors. The resignations were not the result of any disagreement relating to the Company’s operations, policies, or practices. To fill the resulting vacancies, the Board appointed Tan Cheong Hwai, Daniel Peterlin, and Richard G. Hayes as independent directors, and they were nominated to the audit and compensation committees, as described below.

The composition of the Board reflects the Company’s strategic focus on key growth sectors, including Singapore, precious metals, rare earths, and fashion and luxury, ensuring alignment between governance and operational priorities.

In connection with the Board transition, the Board appointed Haggai Alon, the Company’s Founder and Chief Executive Officer, as Chairman of the Board.

The following sets forth certain information, as of March 17, 2026, concerning our executive officers and members of the Board.

Name	Age	Position
Haggai Alon	52	Chairman of the Board and Chief Executive Officer
Amir Bader	63	Director, and Interim Chief Financial Officer
Pebble Sia Heui-Chieh	52	Director
Tan Cheong Hwai	49	Director
Daniel Peterlin	66	Director
Zeren Browne	46	Director, Executive Vice President, Chief Strategy Officer, and Managing Director of trueGold
Richard G. Hayes	66	Director

Information about Directors

Haggai “H” Alon. Haggai “H” Alon is the founder of Security Matters (SMX) and has served as the CEO of SMX Israel since 2015 and a director and CEO of SMX since July 2018 and beginning March 6, 2026, as chairman of the board. Mr. Alon is also the CEO and a board member of trueGold since June 2020. Mr. Alon has over 25 years of experience in commercializing technology. Haggai Alon held several roles at the Ministry of Defense and was the CEO of an economic consulting firm focusing on M&A. He has a master’s degree from the Tel Aviv and Haifa Universities in international relations and political science. Out of a total of 27 patent families filed in the name of Security Matters PTY, Haggai Alon is a named inventor on 26 of them. Most of the applications that are part of these patent families are under examination, many are still unpublished. In 7 of the 26 patent families Haggai Alon is a named inventor, the patents have been issued in a variety of jurisdictions. Presently, Haggai Alon is a named inventor on 19 patents, all of which are in the public domain. He has also published a White Paper-New Plastic Economic Order: To regulate the entire value chain, not just the product, which calls for a transition to a new regulatory approach by the EU over plastics. Mr. Alon’s founding of Security Matters and his experience as CEO of Security Matters since 2015 makes him a valuable asset to our board.

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

Pebble Sia Huei-Chieh. Ms. Sia has been the Managing Director of Esquire Law Corporation since 2002, a niche Singapore firm she founded that specializes in cross-border mergers and acquisitions, strategic and venture capital investments, structured debt financing and equity securities, joint ventures, and general corporate and commercial law. She is Lead Independent Non-Executive Director of Singapore Shipping Corporation Limited and Independent Non-Executive Director of PropNex Ltd (both listed on the Mainboard of the Singapore Exchange Limited)and Lead Independent Director of Toku Ltd. (listed on Catalist of the Singapore Exchange Limited), in each case, also a member of their respective audit and risk, nominating and remuneration committees.  Ms. Sia is also a non-executive Director of a venture investment firm for a Singapore family office and a non-executive Director of a London-based luxury fashionwear company.

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

Tan Cheong Hwai. Mr. Tan is a finance professional with over 20 years of working experience in a wide spectrum of roles in varying fields, from financial roles such as external and internal auditing and compliance, financial accounting, reporting, and planning & analysis, to non-financial roles such as administration, procurement, logistics, human resources, and business development. Since September 2023, Mr. Tan has been the Finance Director at Asia-Europe Foundation. From April 2022 – June 2023, he was the Head of Finance at *SCAPE Co Ltd. Prior to that, from September 2020 to April 2022, Mr. Tan was the Chief Financial Officer at Brahm Centre Ltd. Prior to that he had roles at various companies including as Financial Controller, Head of Administration (Finance & HR), Senior Finance Manager, and Internal Auditor, among others.

Daniel Peterlin, Mr. Peterlin was, from March 2009 to December 2021, Industrial Director for leather goods at Christian Dior, then Director of Asian Operations for Louis Vuitton, and then Managing Director at LVMH Metiers d’Art. During this period, he served as a board member to five companies. Before that, from September 1997 to February 2009, he was a consultant and partner at McKinsey.

Richard G. Hayes. Mr. Hayes was the CEO/Executive Director of Gold Corporation (trading as The Perth Mint Australia), a vertically integrated precious metals refiner, minter, fabricator and trader, from June 2015- April 2022. Prior to that, from 2003 - June 2015, he was its CFO/Executive Director. From 2017 – September 2021, Mr. Hayes was the Non-Executive Chairman of Gold Industry Group Australia, an umbrella industry association representing peak gold miners and allied businesses in Australia. He also served in various capacities at Interchange Inc., a disability services provider, including as Non-Executive Director from 2013-December 2023, Deputy Chair from 2020 - December 2023, and Audit and Risk Committee Member and Chair 2013-2018, and 2018- December 2023. Mr. Hayes was a member of the Board of Governors at Wesley College Perth, from 2006 – December 2021, its Deputy Chair from 2015 – December 2021, a member of its Audit Committee from 2006 – 2011 and the Chair of its Audit Committee from 2013 – December 2021. He is a director of the Motor Museum of Western Australia, and was a director of True Gold Pty Ltd., from 2019 – October 2021, which is currently majority owned by the Company.

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The Company has elected to (a) amend its 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, (c) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants, (d) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(c)(2)(A) that require the Company to have an audit committee of at least three members, and (e) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(e) to have director nominees selected or recommended for the Board’s selection either by (i) independent directors constituting a majority of the board’s independent directors in a vote in which only independent director’s participate, or (ii) a nominations committee comprised solely of independent directors.

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

Board Leadership Structure

It is not anticipated that a policy requiring the positions of the Chairperson of the Board and Chief Executive Officer to be separate or held by the same individual will be implemented by the Board, as the Board’s determination is expected to be based on circumstances existing from time to time, based on criteria that are in the Company’s best interests and the best interests of its stockholders, including the composition, skills and experience of the Board and its members, specific challenges faced by the Company or the industry in which it operates and governance efficiency. Through March 6, 2026, the roles of the Company’s Chairman of the Board and Chief Executive Officer were held by different persons. However, upon the resignation on March 6, 2026 of Ophir Sternberg, Haggai Alon, the Company’s CEO, was appointed as the Company’s new chairman and the Board. If the Board convenes for a meeting, it is expected that the non-management directors will meet in one or more executive sessions, if the circumstances warrant. The Board may consider appointing a lead independent director, if the circumstances warrant.

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

B. Compensation

The aggregate compensation paid by the Company to the Board for the fiscal year ended December 31, 2025, was approximately $26,326 thousand, which included 700,665 restricted stock units and options (post reverse stock split) with a value of $26,326 thousand.

The aggregate compensation paid by the Company to the Board of Directors for the fiscal year ended December 31, 2024, was approximately $606 thousand, which included nil restricted stock units (post reverse stock split).

The aggregate compensation paid by the Company to its senior executive officers (CEO, CFO and Executive Vice President) for the fiscal years ended December 31, 2025, and December 31, 2024 was approximately $25,721   thousand and $527 thousand, respectively. In fiscal year 2025, we granted an aggregate of 509,147 restricted stock units and options (post reverse stock split) to our senior executive officers, with a value of approximately $24,967 thousand.

In fiscal year 2024, we granted an aggregate of nil restricted stock units and options (post reverse stock split) to our senior executive officers, with a value of approximately $529 thousand

The Company’s Chief Executive Officer is employed under agreements with SMX Israel and SMX Singapore. The Executive Vice President is engaged under employment agreements with Security Matters PTY and as a service provider to trueGold. The interim Chief Financial Officer receives no cash salary for these services and is compensated solely by equity-based awards.

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

Independent Director Compensation

For the fiscal year ended December 31, 2025, the independent directors were granted 518,991 options in an amount equal to $15,874 thousand, which were fully vested during the year 2025.

For the fiscal year ended December 31, 2024, the independent directors were granted restricted stock units and options in an amount equal to $218 thousand, which fully vested on the grant date (partially subject to conditional acceleration clauses), and were settled in Ordinary Shares, subject to such director’s continuous services as a director until such time and earlier vesting due to a change of control. In addition, each committee chair is entitled to receive an additional grant annually of restricted stock units in an amount equal to $15 thousand divided by the closing price on the last trading day of the fiscal year, subject to the same terms listed in the prior sentence. Mr. Alon and Ms. Browne will not receive any director compensation as their compensation is governed by their individual employment agreements. The Company’s directors, other than Mr. Alon and Ms. Browne, were granted an aggregate of 477 (nil after reverse stock splits) restricted stock units and options.

The compensation information in the above section includes the directors who resigned on March 6, 2026.

On March 6, 2026, the Company adopted an independent director compensation plan (the “Director Plan”). Under the Director Plan, adopted on March 6, 2026, each non-management, independent director is entitled to annual cash compensation of $150 thousand for each full calendar year of service. If the Chairman of the Board is an independent director, he or she is entitled to an additional annual cash payment of $100 thousand. These payments are retroactive to January 1, 2025, for any eligible director or Chairman serving during the 2025 calendar year. Directors may also receive equity-based compensation in accordance with the Company’s equity incentive plans, as approved by the Compensation Committee or the Board.

2022 Incentive Equity Plan and Other Plan Options

Our Board and shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan (“2022 Incentive Equity Plan”), which was subsequently amended by the Board, which reserved for grant and authorized 5,082,417 Ordinary Shares (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1, 8:1 and 4.8828125:1 reverse stock splits). Additionally, pursuant to the 2022 Incentive Equity Plan, the Ordinary Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2023 fiscal year, by an amount equal to 5% of the number of outstanding shares of the Company as of the last day of the prior fiscal year.

On August 21, 2023, the Company’s Ordinary Shares began trading on a post-reverse stock split basis, whereby every twenty-two Ordinary Shares of the Company were automatically combined into one Ordinary Share. Due to this, the Ordinary Shares reserved for issuance pursuant to the 2022 Incentive Equity Plan was adjusted to 231,019 Ordinary Shares (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1, 8:1 and 4.8828125:1 reverse stock splits).

The Company received stockholder approval at its 2023 annual general meeting of shareholders held on December 21, 2023, which increased the number of Ordinary Shares by 1,500,000 to a total of 1,731,019 Ordinary Shares (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1 , 8:1 and 4.8828125:1 reverse stock splits). The Ordinary Shares reserved for issuance under the 2022 Incentive Equity Plan was automatically increased on January 1, 2024 by 509,295 (an amount equal to 5% of the number of outstanding shares of the Company as of the last day of the 2023 fiscal year) (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1, 8:1, and 4.8828125:1 reverse stock splits) for a total reserve of 2,240,313 (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1, 8:1, and 4.8828125:1 reverse stock splits).

On February 29, 2024, the Board approved an aggregate grant of 20,000 (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1, 8:1, and 4.8828125:1 reverse stock splits) restricted stock units to officers, directors and services providers under the 2022 Incentive Equity Plan.

On July 15, 2024, the Company’s Ordinary Shares began trading on a post-reverse stock split basis, whereby every seventy-five Ordinary Shares of the Company were automatically combined into one Ordinary Share. Due to this, the Ordinary Shares reserved for issuance pursuant to the 2022 Incentive Equity Plan was adjusted to 29,871 Ordinary Shares (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1, 8:1, and 4.8828125:1 reverse stock splits).

On August 29, 2024, the Company amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 1,524,752 from 29,871 (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1, 8:1, and 4.8828125:1 reverse stock splits).

The Ordinary Shares reserved for issuance under the 2022 Incentive Equity Plan was automatically increased on January 1, 2025 by 1,657,794 (an amount equal to 5% of the number of outstanding shares of the Company as of the last day of the 2024 fiscal year), for a total reserve of 3,182,546 (pre- 28.5:1, 4.1:1, 7:1, 10.89958:1, 8:1, and 4.8828125:1 reverse stock splits).

On February 24, 2025, the Company amended its 2022 Incentive Equity Plan (“2022 Incentive Equity Plan”) to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 186. Thereafter, the Company granted an aggregate of 143 restricted stock unites and 44 stock options to its executive officers and directors, certain consultants, employees and advisors of the Company.

On March 17, 2025, the Company amended the 2022 Incentive Equity Plan, to further increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 207 from 186. Thereafter, the Company granted 11 stock options to certain consultants of the Company.

On June 17, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 1,432 from 207. Thereafter, the Company granted an aggregate of 777 restricted stock units and 448 stock options, to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

On July 3, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 1,563 from 1,432. Thereafter, the Company granted an aggregate of 89 restricted stock units and 12 stock options to certain consultants, employees and advisors to the Company.

On August 26, 2025, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 18,309 from 1,563. Thereafter the Company granted an aggregate of 13,223 restricted stock units and 3,625 stock options to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

On September 4, 2025, the Company amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 25,708 from 18,309. Thereafter, the Company granted an aggregate of 4,110, restricted stock unites and 3,288 stock options to its executive officers and directors, certain consultants, employees and advisors of the Company.

On October 29, 2025, the Company further amended its Incentive Plan to increase the number of authorized Ordinary Shares under the Incentive Plan from approximately 25,708 to 233,324. Thereafter, the Company granted an aggregate of 157,696 restricted stock units and 49,920 stock options to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

On November 21, 2025, the Company further amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the Incentive Plan from approximately 233,324 to 2,442,092. Thereafter, the Company granted an aggregate of 1,420,288 restricted stock units and 788,480 stock options to its executive officers and directors, and to certain consultants, employees and advisors to the Company.

As of the date of this Annual Report on Form 20-F, an aggregate of 905,867 stock options granted under the 2022 Incentive Equity Plan, have vested, but remain unexercised and reserved for issuance.

All above numbers are as adjusted for the 1-for-4.1 reverse stock split effective June 16, 2025, as adjusted for the 1-for-7 reverse stock split effective August 7, 2025, as adjusted for the 1-for-10.89958 reverse stock split effective October 23, 2025, as adjusted for the 1-for-8 reverse stock split effective November 18, 2025 and the 1-for-4.8828125 reverse stock split effective February 17, 2026.

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

In addition, as part of the Business Combination, we assumed an aggregate of 31 (post reverse stock splits) options originally granted under Security Matters PTY’s 2018 Share Option Plan.

C. Board Practices

Corporate Governance

The Company structured its corporate governance in a manner it believes closely aligns its interests with those of its shareholders. Notable features of this corporate governance include:

●	The Company has four independent directors and three independent director representation on our audit and compensation committees. Furthermore, until members of a nominating committee have been appointed, director nominees will be selected, or recommended for the Board’s selection, by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate.

●	The independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

●	The Company implemented a range of other corporate governance practice.

The Company recently appointed to its Audit Committee a member who qualifies as an “audit committee financial expert” as defined by the SEC; the Company believes that all of the audit committee members are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement. Additionally, at least one member of the audit committee has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

Classified Board of Directors

In accordance with the Company’s Amended and Restated Memorandum and Articles of Association, its board of directors shall be divided into three classes of directors with staggered terms depending on the class. The Board has designated Amir Bader as Class I Directors with terms ending in 2026, Pebble Sia Huei-Chieh and Zeren Browne as Class II Directors with terms ending in 2027, and Haggai Alon as Class III Directors with terms ending in 2028. The newly appointed directors have not yet been designated as Class I, Class II or Class III directors, but the Board intends to make such designations prior to the Company’s next annual meeting of shareholders.

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

On March 6, 2026, the Company filled the vacancy resulting from the resignation from the Board of Thomas Hawkins, with newly appointed directors Richard Gordon Hayes (Chairman), and further appointed Tan Cheong Hwai (Chen Zhonghuai), and Pebble Sia Huei-Chieh to the Audit Committee.

Through March 6, 2026, the Company had previously elected to follow home country practice in lieu of the requirements under Nasdaq Rule 5605(c)(2)(A) that require the Company to have an audit committee of at least three members.

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

On March 6, 2026, the Company filled the vacancy resulting from the resignation from the Board of Roger Meltzer, with Pebble Sia Huei-Chieh (Chairman), and further appointed Richard Gordon Hayes and Tan Cheong Hwai (Chen Zhonghuai) to the Compensation Committee.

Each compensation committee member qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership. The compensation committee’s charter is available on the Company’s website. The reference to the Company’s website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on the Company’s website into this Annual Report on Form 20-F.

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

D. Employees

As of the filing date of this report, the Company had 26 employees; 9 full time employees and 1 part-time employee are located in Israel, and 1 full-time employee located in Canada, 10 full time employees located in Singapore, one full time employee located in Australia, one full-time employee located in the United Kingdom and 3 full-time employees located in the UAE.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management of the Company

The following table sets forth the information regarding the beneficial ownership of the Ordinary Shares as of March 18, 2026:

●	each person known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares; and

●	each of the Company’s current executive officers and directors and all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants and options, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of March 18, 2026 pursuant to the exercise of warrants or options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 2,895,063 Ordinary Shares outstanding on March 18, 2026.

Name and Address of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Voting Power
Haggai Alon	224,501	7.75%
Ophir Sternberg (1)	68,059	2.35%
Amir Bader	108,846	3.76%
Zeren Browne (2)	175,799	5.72%
Pebble Sia Huei-Chieh (3)	172,996	5.64%
Thomas Hawkins (4)	67,654	2.33%
Roger Meltzer (5)	67,654	2.33%
Daniel Peterlin	-	-
Richard G. Hayes	-	-
Tan Cheong Hwai	-	-
All current executive officers and directors as a group (7 persons)	682,142	22.87%

Less than 1%

1.	Ophir Sternberg disclaims beneficial ownership over any securities beneficially owned by him in which he does not have any pecuniary interest.

2.	Includes (a) 163,840 fully vested options exercisable into Ordinary Shares at an exercise price of $20.7 per share, (b) 10,240 fully vested options exercisable into Ordinary Shares at an exercise price of $115.2 per share, (c) 822 fully vested options exercisable into Ordinary Shares at an exercise price of $1,277 per share, (d) 822 fully vested options exercisable into Ordinary Shares at an exercise price of $1,656 per share, (e) 62 fully vested options exercisable into Ordinary Shares at an exercise price of $13,829 per share and (f) 7 fully vested options exercisable into Ordinary Shares at an exercise price of $30,304 per share.
3.	Includes (a) 163,840 fully vested options exercisable into Ordinary Shares at an exercise price of $20.7per share, (b) 7,680 fully vested options exercisable into Ordinary Shares at an exercise price of $115.2 per share, (c) 822 fully vested options exercisable into Ordinary Shares at an exercise price of $1,277 per share, (d) 587 fully vested options exercisable into Ordinary Shares at an exercise price of $1,656 per share, (e) 55 fully vested options exercisable into Ordinary Shares at an exercise price of $13,829 per share and (ef) 6 fully vested options exercisable into Ordinary Shares at an exercise price of $30,304 per share.
4.	Includes (a) 58,503 Ordinary Shares (b) 7,680 fully vested options exercisable into Ordinary Shares at an exercise price of $115.2 per share, (c) 822 fully vested options exercisable into Ordinary Shares at an exercise price of $1,277 per share, (d) 587 fully vested options exercisable into Ordinary Shares at an exercise price of $1,656 per share, (e) 55 fully vested options exercisable into Ordinary Shares at an exercise price of $13,829 per share and (f) 6 fully vested options exercisable into Ordinary Shares at an exercise price of $30,304 per share.
5.	Includes (a) 58,503 Ordinary Shares, (b) 7,680 fully vested options exercisable into Ordinary Shares at an exercise price of $115.2 per share, (c) 822 fully vested options exercisable into Ordinary Shares at an exercise price of $1,277 per share, (d) 587 fully vested options exercisable into Ordinary Shares at an exercise price of $1,656 per share, (e) 55 fully vested options exercisable into Ordinary Shares at an exercise price of $13,829 per share and (f) 6 fully vested options exercisable into Ordinary Shares at an exercise price of $30,304 per share.

B. Related Party Transactions

Resignation of Directors

On March 6, 2026, the Company accepted the resignations of Ophir Sternberg as Chairman of the Board and director, and of Roger Meltzer and Thomas Hawkins as directors. The resignations were not the result of any disagreement relating to the Company’s operations, policies, or practices. To fill the resulting vacancies, the Board appointed Tan Cheong Hwai, Daniel Peterlin, and Richard G. Hayes as independent directors, and they were nominated to the audit and compensation committees, as described below. The Board also adopted the Director Plan.

Prior to their resignations, Messrs. Sternberg, Meltzer, and Hawkins each entered into an agreement with the Company providing for, among other terms: (a) mutual releases and a covenant not to sue; (b) payment of director fees pursuant to the Director Plan performed as of March 6, 2026 totaling $550 thousand; (c) registration of certain ordinary shares (or shares underlying options) held by them; (d) a proxy in favor of Mr. Alon to vote their shares until they no longer beneficially own ordinary shares of the Company; (e) continued Directors and Officers Insurance coverage for at least six years for their periods of service; and (f) mutual non-disparagement obligations.

On March 9, 2026, Roger Meltzer and Thomas Hawkins each, exercised 163,840 options through a cashless exercise process, resulting in the issuance of 58,498 ordinary shares to each of them.

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

On July 10, 2024, the Company entered into the PMB LOI with PMB, which in part provided for PMB transferring the 11,833 shares it owned in trueGold, for 1,022 (nil after reverse stock splits) Ordinary Shares of the Company. Furthermore, PMB released a pledge of shares issued by trueGold. As a result, the Company’s holdings in trueGold increased to 52.9%.

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

On September 19, 2023, the Company amended the loan agreements dated September 7, 2015, by and between SMX Israel, the Company’s shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert $657,000 of indebtedness under the loan agreements into 487,281 Ordinary Shares of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management estimation the fair value of this indebtedness as of December 31, 2025 amounted to $23 thousand.

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

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. On June 26, 2025, the parties filed their reply to the statement of defense. An arbitration hearing was scheduled for July 21, 2025. The parties exchanged general affidavits of disclosure and requests for responses to questionnaires and for disclosure of documents and R&I’s request and the Company’s response for deposit of a security to guarantee the costs. On February 3, 2026, another preliminary arbitration hearing was held, at which it was determined that the Company was required to file an update regarding its position on the mutual provision of security to secure the arbitrator’s fees. The Company filed its response to the arbitrator’s request on February 10, 2026, and R&I Trading was ordered to file its response by March 5, 2026. The parties were ordered to file a joint notice advising whether they have reached agreements that render their mutual disputes unnecessary to determine whether they maintain their respective applications for determination. By March 31, 2026, both parties are required to file their responses to the other party’s submission regarding the conduct of the preliminary proceedings and document disclosure and are also required to file their respective lists of witnesses and experts. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings.

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

B. Significant Changes

Resignation of Board Members

On March 6, 2026, the Company accepted the resignation of Ophir Sternberg as Chairman of the Board and as a director, and the resignations of each of Roger Meltzer and Thomas Hawkins, as directors. Each of the resigning directors resigned for reasons other than any disagreement on a matter relating to the Company’s operations, policies or practices. As a result of the vacancies on the Board resulting from the resignations, the Board of Directors of the Company appointed each of Tan Cheong Hwai, Daniel Peterlin and Richard G. Hayes, as directors to fill those vacancies. The Board of Directors further adopted an independent director compensation plan (the “Director Plan”), as described further below.

In connection with the Board transition, the Board of Directors nominated and appointed Haggai Alon, the Company’s Founder and Chief Executive Officer, to serve as the Chairman of the Board. In this role, Mr. Alon will lead the Board in supporting the Company’s strategic growth initiatives and in advancing the Company’s global expansion across its key industry verticals.

The appointments reflect the Company’s strategic objective to enhance Board expertise aligned with its next phase of global growth, particularly in the fashion and luxury sector, the mining and rare earth materials industry, and the Singapore financial ecosystem.

Each of Messrs. Tan, Peterlin and Hayes is independent under NASDAQ rules. There is no arrangement or understanding between any of Messrs. Tan, Peterlin and Hayes and any other persons pursuant to which they were elected as a director.

Each of Messrs. Tan, Peterlin and Hayes will receive compensation for his services as a director in accordance with the compensation package of the Company for all non-management directors.

Pursuant to the Director Plan as adopted on March 6, 2026, each non-management, independent member of the Board of Directors shall receive, on an annual basis for each full calendar year’s service as a Board member, a cash payment of $150,000. If the Chairman of the Board of Directors is an independent member of the Board of Directors, such director shall receive, on an annual basis for each full year’s service as the Chairman of the Board, an additional cash payment of $100,000. The payments described above shall be instituted retroactively to January 1, 2025, so that any eligible director (or Chairman of the Board) who was on the Board of Directors (or Chairman) on January 1, 2025 through December 31, 2025, shall be entitled to the above payments as applicable. Directors of the Company shall be further eligible to receive equity compensation from time to time for their services, in accordance with the Company’s equity incentive plans and as decided by the Compensation Committee of the Board of Directors or the entire Board.

Prior to the resignation of each of Messrs. Sternberg, Meltzer and Hawkins, each of them entered into an agreement with the Company which provides, among other things, for (a) the mutual release of any and all claims against the other and a covenant not to sue, (b) the payment of director fees pursuant to the Director Plan, (c) the registration of certain ordinary shares (or ordinary shares underlying options) held by them, (d) the execution and delivery of a proxy in favor of Mr. Alon to vote their shares at any general or special meeting of the Company, until such time as they no longer beneficially own any ordinary shares of the Company, (e) the Company to procure that its Directors and Officers Insurance Policy shall continue to provide cover for each of them in respect of their respective periods of service as a director of the Company for a minimum of six years and (f) non-disparagement against the other.

Shareholder Rights Agreement

On January 30, 2026, the Board of Directors (the “Board”) of the Company authorised the issuance of one preferred share purchase right (a “Right”) for each outstanding Ordinary Share, or such Ordinary Shares of the Company as are in issue on the Record Date as a result of any consolidation of such Ordinary Shares. The Rights will be issued on March 2, 2026, to the shareholders of record on March 2, 2026. The complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of February 13, 2026, between the Company and Continental Stock Transfer & Trust Company, as rights agent.

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 10% or more of the outstanding Ordinary Shares without the prior approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, the Rights Agreement should not interfere with any merger or other business combination approved by the Board.

Summary of the Rights Agreement

The Rights. The Rights will initially trade with, and will be inseparable from, the Ordinary Shares. The Rights are evidenced only by book-entry credits that represent Ordinary Shares.

Exercise Price. Each Right will allow its holder to purchase from the Company one Series A Preferred Share (a “Preferred Share”) for US$0.0001 (the “Exercise Price”), once the Rights become exercisable.

Exercisability. The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding Ordinary Shares.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying Ordinary Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934—are treated as beneficial ownership of the number of the Company’s Ordinary Shares equivalent to the economic exposure created by the derivative position, to the extent actual Ordinary Shares of the Company are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights plan are excepted from such imputed beneficial ownership.

The Company refers to the date when the Rights become exercisable as the “Distribution Date.” Until that date, any transfer of Ordinary Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Ordinary Shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Ordinary Shares. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

●	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person (and its affiliates and associates) may, for US$0.0001, purchase one Preferred Share in the Company for each one Ordinary Share held in the Company. The aggregate Preferred Shares shall have a liquidation preference of US$250 million, plus any accrued and unpaid dividends thereon, payable in cash and in priority to any payment or distribution to holders of Ordinary Shares upon any change of control not pre-approved by the Board, liquidation, dissolution, or winding up of the Company. A fixed cumulative cash dividend shall be payable to the holders of Preferred Shares at an annual rate of 18.5% per annum on the liquidation preference amount, accruing daily and payable quarterly in arrears on customary quarter-ends, in priority to any dividend or distribution on Ordinary Shares. To the extent not lawfully paid in cash (e.g., due to insufficient distributable profits), dividends will accrue.
●	Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may purchase shares of the acquiring company at a discount to the market value of the acquiring company’s shares.

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, and notional Shares held by counterparties to a derivatives contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Expiration. The Rights will expire on the earliest of (i) the close of business on the first anniversary of the date of the Rights Agreement, or (ii) the time at which the Rights are redeemed as provided in Clause 23 of the Rights Agreement, or (iii) the date upon which the liquidation preference, and all interest thereon, has been paid by the Company to the holders of the issued Preferred Shares.

Redemption. The Board may redeem the Rights for US$0.0001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of US$0.0001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of the Ordinary Shares.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Ordinary Shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

February Reverse Stock Split

On February 17, 2026, the Company’s ordinary shares began trading on Nasdaq on a post-reverse stock split basis under the current symbol “SMX”. The new CUSIP number of the Company’s ordinary shares was G8267K406 and the new ISIN code was IE000B5COQZ5.

The Company’s Board of Directors fixed the split ratio at 4.8828125:1, every 4.8828125 ordinary shares of the Company with a nominal value of $0.00000000002502543568 per share were automatically combined into one (1) ordinary share with a nominal value of $0.00000000012219451015625 per share.

The Reverse Stock Split reduced the number of outstanding shares of the Company from approximately 10 million to approximately 2 million and affected all outstanding ordinary shares. Every 4.8828125 outstanding ordinary shares was combined into and automatically became 1 post-Reverse Stock Split ordinary share.

After the Reverse Stock Split, all outstanding Company options, warrants and other applicable convertible securities, including the Company’s warrants listed on the Nasdaq Capital Market under the symbol SMXWW which retained its existing CUSIP number, were proportionately adjusted in accordance with their respective terms.

Amendment to SEPA

On February 5, 2026, the Company and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the “Amendment”), which increased the size of the commitment amount under the Equity Line from $100,000 thousand to $250,000 thousand and removed certain of the Company’s obligation to acquire bitcoin or another cryptocurrency with a portion of the proceeds under the SEPA terms. As of the date of this Report, the Company has drawn down approximately $17.7 million from the commitment amount under the SEPA, before agent fees of approximately $707 thousand, and has issued an aggregate of 877,682 (post reverse splits) of its ordinary shares to the SEPA Investor as a result. The Company intends to continue to draw down under the Equity Line from time to time pursuant to the terms and conditions of the SEPA, as amended, and applicable law.

In addition, RBW Capital Partners LLC (a division of Dawson James Securities, Inc.), the placement agent for the offerings pursuant to the SEPA, as amended by the SEPA Amendment, has agreed that it will charge the Company a cash fee equal to (a) 4% for the first $20,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount, (b) 3% for the next $80,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount and (c) 2% for the last $150,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount.

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

A copy of our Amended and Restated Memorandum and Articles of Association is filed as Exhibit 1.14 to this Annual Report on Form 20-F, and is incorporated by reference into this Annual Report. Exhibit 2.1 to this Annual Report, which contains a description of our Ordinary Shares, our Public Warrants and our Shareholder Rights Plan and our Constitution, is incorporated by reference into this Annual Report.

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

CERTAIN MATERIAL IRISH TAX CONSIDERATIONS TO NON-IRISH HOLDERS

Scope

The following is a summary of the anticipated material Irish tax consequences of the acquisition, ownership and disposal of Ordinary Shares and Public Warrants. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this Annual Report and submissions which have been made to the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

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

Additional Anti-avoidance Measures

Notwithstanding the above stated exemptions, payments of distributions to associated entities in jurisdictions that are on the EU list of non-cooperative jurisdictions or zero-tax jurisdictions may be subject to DWT on payment. Association for these purposes generally means a 50% ownership connection (assessed on the basis of share ownership, voting power or entitlement to profits on a distribution) or the ability to participate in the board of directors in a manner that causes, or could cause, the affairs of the company to be conducted in accordance with that person’s wishes.

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

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

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

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first six-month period of our fiscal year. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

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

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO, SGD and AED, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, as of December 31, 2025, the ILS increased against the U.S. dollar by approximately 12.5%, the AUD increased against the U.S. dollar by approximately 7.2%, the EUR increased against the U.S. dollar by approximately 11.8% and the SGD increased against the U.S. dollar by approximately 5.8%. The AED remained relatively stable against the U.S. dollar.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

All amounts due under the PMB Definitive Agreements, amounting to $1,360 thousand as of December 31, 2024, were due and owing and required to be paid as of March 31, 2025. On May 13, 2025, and effective March 31, 2025, the due date for all amount due and owing under the PMB Definitive Agreements were extended to November 30, 2025. All of the principal and accrued interest under the PMB Convertible Notes, totaling $1,572, is due and outstanding as of the date of this Annual Report on Form 20-F.

All amounts due under the Lee Pinkerton (“LP”) Convertible Note, totaling $333 thousand as of December 31, 2025, remain due and outstanding as of the date of this Annual Report on Form 20-F. Based on management’s projections, the Company anticipates satisfying this obligation by December 31, 2026.

All amounts due under the Steven Wallitt Convertible Note, totaling $483 thousand as of December 31, 2025, remain due and outstanding as of the date of this Annual Report on Form 20-F. Based on management’s projections, the Company anticipates satisfying this obligation by December 31, 2026.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control - Integrated Framework (2013).

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

Due to the material weakness described above, our management concluded that our internal controls over financial reporting were not effective as of December 31, 2025.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting since we are an emerging growth company. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report on Form 20-F.

D. Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Richard Gordon Hayes, a member of our audit committee, qualifies as a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Hayes’ is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a detail of Mr. Hayes’ experience, see Item 6.A.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, a member firm of BDO has served as our independent registered public accountant since 2022 and has audited our consolidated financial statements for the years ended December 31, 2025, 2024, 2023, 2022 and 2021.

The following table shows the aggregate fees for services rendered by Ziv Haft, a member firm of BDO to us and our subsidiaries, in the fiscal year ended December 31, 2025 and 2024.

	Year Ended December 31,
(in USD)	2025	2024
Audit Fees (1)	$339,100	$327,35

Tax Fees (2)	-	-
All Other Fees (3)	-	$-

Total	$339,100	$327,350

Auditor Name	Auditor Location	Auditor Firm ID
Ziv Haft, a member firm of BDO	Tel Aviv, Israel	03-6386868

(1)	Consists of fees for audit services related to the audit of our annual consolidated financial statements and the review of our consolidated financial statements. As of December 31, 2025 and 2024, the Audit Fees incurred also included $75,000 and $91,500, respectively, in fees relating to services performed in connection with statutory audits, and securities offerings, if applicable, including comfort letters, consents and review of documents filed with the SEC and other offering documents.
(2)	The aggregate fees billing for tax compliance, tax advice and tax planning.
(3)	The aggregate fees billed for products and services provided by the auditors of the Company, other than as described above.

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

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as we, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The Company has elected to (a) amend its 2022 Equity Incentive Plan to increase the number of shares authorized under the plan without stockholder approval, (b) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of its Ordinary Shares (or securities convertible into or exercisable for its Ordinary Shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Ordinary Shares or voting power outstanding before the issuance, (c) follow home country practice in lieu of the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants, (d) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(c)(2)(A) that require the Company to have an audit committee of at least three members, and (e) follow home country practice in lieu of the requirements under Nasdaq Rule 5605(e) to have director nominees selected or recommended for the Board’s selection either by (i) independent directors constituting a majority of the board’s independent directors in a vote in which only independent director’s participate, or (ii) a nominations committee comprised solely of independent directors.

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

The Company structured its corporate governance in a manner it believes closely aligns its interests with those of its shareholders. Notable features of this corporate governance include:

●	The Company has four independent directors and independent director representation on our audit and compensation committees.

●	The independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

●	The Company implemented a range of other corporate governance practices, including a robust director education program.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 though F-54 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.2	Form of Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Annex C to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, initially filed with the SEC on September 6, 2022).

1.3	Deed of Variation-Scheme Implementation Deed, dated January 8, 2023, by and among Lionheart III Corp., Empatan Public Limited Company and Security Matters PTY (incorporated by reference to Annex B-2 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on January 12, 2023).

1.4	Constitution True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

1.5	Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.5 to the Registration Statement on Form F-1 (Reg. No. 333-270674), as amended, initially filed with the SEC on March 17, 2023).

1.6	Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the SEC on August 18, 2023).

1.7	Further Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form F-1 (Reg. No. 333-274774), as amended, initially filed with the SEC on September 29, 2023).

1.8	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on July 11, 2024).

1.9	Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.9 to the Company’s Annual Report on Form 20-F, as amended, initially filed with the SEC on May 14, 2025).

1.10	Amended Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 3.10 to the Company’s Registration Statement on Form F-1 (No. 333- 287437), as amended, filed with the SEC on June 20, 2025)

1.11	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on June 12, 2025).

1.12	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 5, 2025).

1.13	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (Incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on November 14, 2025)

1.14

Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on February 12, 2026)

2.1*	Description of Securities

2.2	Warrant Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lionheart III Corp with the SEC on November 9, 2021)

2.3	Form of Warrant A (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.4	Form of Warrant B (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.5	Form of Warrant Agent Agreement with Respect to Warrant A, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.6	Form of Warrant Agent Agreement with Respect to Warrant B, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-1 (Reg. No. 333-272503), as amended, initially filed with the SEC on June 7, 2023)

2.7	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

2.8	Form of Warrant (incorporated by reference to Exhibit 2.17 to the Company’s Annual Report on Form 20-F, as amended, initially filed with the SEC on April 30, 2024).

2.9	Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).

2.10	Form of Series A Warrants (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed with the SEC on September 16, 2024).

2.11	Rights Agreement, dated February 13, 2026 (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 13, 2026)

2.12	Designation of Series A Preferred Shares (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-A filed with the SEC on February 13, 2026)

4.1#	Employment Agreement, dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.2#	Amendment I, dated June 9, 2022, to Employment Agreement dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.3	License Agreement, dated January 1, 2015, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.4	Amendment to License Agreement, dated July 10, 2018, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.5	Addendum to License Agreement, dated April 30, 2019, by and between Isorad Ltd. and Security Matters Ltd. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.6	TrueGold Licensing Agreement dated July 26, 2020, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.7	Shareholders Agreement dated July 27, 2020 by and among Security Matters PTY, W.A. Mint Pty Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.8	True Gold R&D Services Agreement dated November 16, 2022, by and between Security Matters Ltd. and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.9	Services Agreement dated June 16, 2021, by and between Security Matters PTY and True Gold Consortium Pty Ltd. (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.10	Amendment, dated May 26, 2022, to True Gold R&D Services Agreement, by and between Security Matters, Ltd. and True Gold Consortium Pty. Ltd. (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.11	Shareholders Agreement dated April 30, 2019, by and among Security Matters Ltd., Trifecta Industries Ltd. and Newco (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.12	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-267301), as amended, filed with the SEC on December 28, 2022).

4.13	Form of Specific Security Deed (incorporated by reference to Exhibit 4.30 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.15	Form of 15% Senior Convertible Note due 2024 Growth Financing Termsheet (incorporated by reference to Exhibit 4.31 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.16	Amended and Restated Promissory Note with Lionheart Management, LLC and Lionheart Equities, LLC, dated March 7, 2023 (incorporated by reference to Exhibit 4.32 to the Shell Company Report on Form 20-F (File No. 001-41639), as amended, filed with the SEC on March 7, 2023).

4.17#	2022 Incentive Equity Plan (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.18#	Form of 2022 Incentive Equity Plan, Option Award Agreement (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.19#	Form of 2022 Incentive Equity Plan, RSU Award Agreement (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.20	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.21	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.22	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.23	Amendment to Senior Secured Promissory Note Due August 24, 2024, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.24	Amendment to Senior Secured Promissory Note, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023).

4.25	Amendment to 10% Secured Notes Due July 1st, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.26	Amendment to 10% Secured Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.27	Amendment to 10% Secured Bridge Notes, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.28	Amendment to Binding Terms of Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.29	Amendment to Loan Agreement, dated March 2, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.30	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.31	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.32	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.33	Conversion and Exchange Rights Agreement, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.34	Amendment to Senior Secured Promissory Note Due December 19, 2023, dated March 1, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.35	Amendment to Senior Secured Promissory Note Due July 31, 2023, dated March 5, 2023, by and between the Company and Subscriber (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.36	Amended and Restated Promissory Note dated as of March 7, 2023, in favor of Lionheart Management, LLC and Lionheart Equities, LLC (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023).

4.37	Amendment dated April 27, 2023 to Amended and Restated Promissory Note dated as of March 7, 2023 (incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2023),

4.38#	Employment Agreement by and between Security Matters Pty and Zeren Browne, dated July 21, 2022 (incorporated by reference to Exhibit 10.64 to the Company’s Registration Statement on Form F-1 (Reg No. 333-276258), as amended, initially filed with the SEC on December 22, 2023).

4.39	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

4.40	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on January 25, 2024).

4.41	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 7, 2023).

4.42	Investment Agreement dated as of October 3, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on October 10, 2023).

4.43	Private Placement Binding Term Sheet by and between the Company and Steve Wallitt, dated February 25, 2024 (incorporated by reference to Exhibit 10.71 the Company’s Registration Statement on Form F-1 (Reg. No. 333-277482), as amended, filed with the SEC on March 7, 2024).

4.44	Form of Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 4.77 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 30, 2024).

4.45	Underwriting Agreement, dated February 15, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 16, 2024).

4.46	Loan Agreement, dated December 27, 2024, with Abri Advisors Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 30, 2024).

4.47	Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).

4.48	Conversion and Exchange Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on July 9, 2024).
4.49	Letter of Intent, dated July 10, 2024, with PMB Partners, LP (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 22, 2024).

4.50	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.51	Promissory Note (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.52	Subscription Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.53	Notes Exchange Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.54	Share Exchange Agreement with PMB Partners, LP (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.55	Convertible Note with PMB Partners, LP (incorporated by reference to Exhibit 10.6 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.56	Senior Promissory Note with PMB Partners, LP (incorporated by reference to Exhibit 10.7 of the Company’s Report on Form 6-K filed with the SEC on September 10, 2024).

4.57	Engagement Letter with RBW (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on May 8, 2025).

4.58	Amendment No. 2 to Senior Note (incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F, as amended, initially filed with the SEC on May 14, 2025).

4.59	Amendment No. 2 to Promissory Note (incorporated by reference to Exhibit 4.66 to the Company’s Annual Report on Form 20-F, as amended, initially filed with the SEC on May 14, 2025).

4.60	Engagement Letter with RBW (incorporated by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on August 5, 2025).

4.61	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on August 5, 2025).

4.62	Form of Promissory Note (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on August 5, 2025).

4.63

Standby Equity Purchase Agreement dated December 1, 2025 (incorporated by reference to Exhibit 10.71 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-293520), as amended, initially filed with the SEC on February 17, 2026)

4.64	Form of Convertible Promissory Note dated December 3, 2025 (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed with the SEC on December 5, 2025)

4.65	Amendment and Addendum to Standby Equity Purchase Agreement dated December 9, 2025 (incorporated by reference to Exhibit 10.73 to the Company’s Registration Statement on Form F-1 (Reg. No. 333-293520), as amended, initially filed with the SEC on February 17, 2026)

4.66	Form of Convertible Promissory Note (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the SEC on December 11, 2025)

4.67	Second Amendment to Standby Equity Purchase Agreement, dated February 5, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on February 6, 2026)

4.68*	Agreement, dated March 6, 2026, with Ophir Sternberg

4.69*	Agreement, dated March 6, 2026, with Roger Meltzer

4.70*	Agreement, dated March 6, 2026, with Thomas Hawkins

8.1*	List of Subsidiaries of the Company.

11.1	Company’s Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

11.2	Company’s Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023).

12.1*	Certification by Principal Executive Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Principal Financial Officer pursuant to Securities Exchange Act Rules 13-a-12(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Relevant Territories for withholding Tax on Dividends

23.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	Indicates a management contract or any compensatory plan, contract or arrangement
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

March 20, 2026	By:	/s/ Haggai Alon
	Name:	Haggai Alon
	Title:	CEO

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

The amounts are stated in thousands of U.S. Dollars

Report of Independent Registered Public Accounting Firm

to the Shareholders of

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SMX (Security Matters) Public Limited Company and subsidiaries (the “Company”) as of December 31, 2025, and 2024, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.D to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since inception, and as of December 31, 2025, the Company incurred accumulated losses of $251 million. Further, as discussed in note 1.D, Company’s operations have been funded substantially through the issuance of shares and warrants, and convertible notes. These factors and the Company’s dependency on external funding for its operations, raises substantial doubts about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1.D. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

Tel-Aviv, Israel	Ziv Haft
March 19, 2026	/s/ Ziv Haft
We have served as the Company’s auditor since 2022	Certified Public Accountants (Isr.)
BDO Member Firm

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2025	December 31, 2024
	Note	US$ in thousands
Current assets
Cash and cash equivalents		12,201	2,343
Other current receivables	3	587	1,993
Total current assets		12,788	4,336
Non-current assets
Intangible assets, net	6	7,916	12,328
Goodwill	6	20,120	26,144
Property, plant and equipment, net	4	165	268
Right of use assets	13	336	348
Investment in associated company	5	114	105
Total non-current assets		28,651	39,193

Total assets		41,439	43,529
Current liabilities
Trade payables		8,720	9,432
Other payables	14	4,217	4,350
Short term loan	12	-	1,000
Convertible notes	7	8,295	3,651
Warrants - derivative financial liability	11	5	1,384
Bridge loans liabilities	8	453	902
Lease liabilities	13, 24	42	81
Total current liabilities		21,732	20,800
Non-current liabilities
Lease liabilities	13	382	337
Total non-current liabilities		382	337

Total liabilities		22,114	21,137
Equity
Issued capital and additional paid-in capital	15	264,629	89,976
Foreign currency translation reserve		(4,827)	(1,797)
Transaction with non-controlling interest reserve		258	258
Accumulated losses		(251,204)	(82,026)
Total equity attributable to owners of the parent		8,856	6,411
Non- controlling interest		10,469	15,981
Total equity		19,325	22,392
Total equity and liabilities		41,439	43,529

/s/ Amir Bader	/s/ Haggai Alon	/s/ Richard Gordon Hayes	March 19, 2026
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Richard Gordon Hayes Audit Committee Chairperson	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended
		December 31, 2025		December 31, 2024		December 31, 2023
	Note	US$ in thousands
General and administrative expenses	16	120,099		12,729		16,567
Research and development expenses	17	11,228		3,059		2,711
Selling and marketing expenses	18	4,112		992		661
Impairment and amortization	6	10,850		11,085		-
Listing expenses		-		-		16,802
Operating loss		(146,289)		(27,865)		(36,741)
Finance expenses		40,703		13,493		7,891
Finance income		12,402		5,957		1,580
Gain from remeasurement of investment in associated company		-		-		22,164
Share of net profit (loss) of associated companies	5	-		-		(101)
Loss before income tax		(174,590)		(35,401)		(20,989)
Income tax	19	-		-		-
Net loss		(174,590)		(35,401)		(20,989)
Other comprehensive loss:		(3,130)		(1,265)		(283)

Total comprehensive loss		(177,720)		(36,666)		(21,272)

Net loss attributable to:
Equity holders of the Company		(169,178)		(31,092)		(20,914)
Non- controlling interest		(5,412)		(4,309)		(75)

Basic and diluted loss per share attributable to shareholders (US$ in thousands)	20	(0.82	)(1)	(3,031	)(1)	(202,900	)(1)

(1)	The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958 , 1-for-8 and 1:4.8828125 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025 and February 17, 2026 respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Note 1.F- 1.K and 26.3.

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2025	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392
Comprehensive loss
Net loss	-	-	-	(169,178)	(169,178)	(5,412)	(174,590)
Other comprehensive loss	-	-	(3,030)	-	(3,030)	(100)	(3,130)
Total comprehensive loss	-	-	(3,030)	(169,178)	(172,208)	(5,512)	(177,720)

Share-based compensation	114,205	-	-	-	114,205		114,205
Conversion of convertible notes into ordinary shares	43,146	-	-	-	43,146	-	43,146

Conversion of short term loan into ordinary shares	4,134	-	-	-	4,134	-	4,134
Equity issuance to investors	10,529	-	-	-	10,529	-	10,529

Issuance of ordinary shares -SEPA facility fee	2,639	-	-	-	2,639	-	2,639
Balance as of December 31, 2025	264,629	258	(4,827)	(251,204)	8,856	10,469	19,325

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2024	62,901	-	(491)	(50,934)	11,476	20,768	32,244
Comprehensive loss
Net loss	-	-	-	(31,092)	(31,092)	(4,309)	(35,401)
Other comprehensive loss	-	-	(1,306)	-	(1,306)	41	(1,265)
Total comprehensive loss	-	-	(1,306)	(31,092)	(32,398)	(4,268)	(36,666)

Issuance of ordinary shares, net	1,684	-	-	-	1,684	-	1,684
Share-based compensation	3,657	-	-	-	3,657	-	3,657
Conversion of convertible notes into ordinary shares	7,529	-	-	-	7,529	-	7,529
Conversion of bridge loan into ordinary shares and warrants	128	-	-	-	128	-	128
Conversion of pre-paid advanced into ordinary shares	527	-	-	-	527	-	527
Issuance of investment units	2,699	-	-	-	2,699	-	2,699
Exercise of warrants and options into ordinary shares, net	10,590	-	-	-	10,590	-	10,590
Transaction with non-controlling interests	261	258	-	-	519	(519)	-
Balance as of December 31, 2024	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156	-	2,156
Comprehensive loss
Net loss	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive income	-	46	-	46	17	63
Total comprehensive loss	-	46	(20,914)	(20,868)	(58)	(20,926)

Issuance of ordinary shares, net	4,896	-	-	4,896	-	4,896
Recapitalization due to issuance of ordinary shares following the SPAC transaction, net	11,460	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	3,269	-	3,269
Conversion of financial liabilities into ordinary shares	5,955	-	-	5,955	-	5,955
Exercise of options into ordinary shares	10	-	-	10	-	10
Issuance of ordinary shares and warrants B, net	1,837	-	-	1,837	-	1,837
Conversion of warrants A into ordinary shares	1,008	-	-	1,008	-	1,008
Exercise of warrants B into ordinary shares, net	888	-	-	888	-	888
Issuance of warrants B after reset	865	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	62,901	(491)	(50,934)	11,476	20,768	32,244

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(174,590)	(35,401)	(20,914)
Share based compensation	114,205	3,657	3,269
Issuance of restricted shares to investors	7,811	-	-
Depreciation and amortization	3,450	2,273	225
Decrease in other current receivables	1,239	140	2,938
Impairment of intangible assets	1,542	2,197	-
Impairment of goodwill	6,025	6,813	-
Increase (decrease) in trade payables	(862)	(2,780)	2,074
Increase (decrease) in other payables	(440)	1,761	(235)
Increase in other liabilities	-	-	19
Revaluation of financial liabilities at fair value	(1,500)	1,890	1,496
Interest expenses and revaluation of convertible notes	18,812	6,818	3,899
Financial expenses due to bridge loans principal amounts	44	435	-
Remeasurement of investment in associated company	-	-	(22,164)
Interest expenses due to short term loan	3,634	-	-
Share in losses of associated companies, net	-	-	101
Issuance of ordinary shares and warrants due to underwriter fees	990	238	11
Issuance cost due to inducement Alpha warrant B’s exercise price	-	184	-
Issuance of ordinary shares due to commitment/facility fee	2,639	460	-
SPAC transaction - listing costs	-	-	16,802
Net cash flow used in operating activities	(17,001)	(11,314)	(12,479)

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(21)	(60)
Capitalized development cost	-	(169)	(976)
Net cash flow used in investing activities	-	(190)	(1,036)

Cash flows from financing activities:
Repayment of short-term loan	(500)	-	-
Repayment of convertible notes	(563)	-	-
Payment of lease liabilities	(53)	(80)	(42)
Repayment of bridge loans	(370)	(34)	(30)
Repayment of pre-paid advances/ advance payment for equity, net	-	(423)	2,679
Proceeds from issuance of ordinary shares and pre-funded warrants	-	6,945	2,630
Exercise of warrants and pre-funded warrants into ordinary shares	-	2,399	642
Proceeds from issuance of convertible notes and warrants, net	31,231	3,303	2,606
Proceeds from short term loan	-	1,000	-
Proceeds from issuance of bridge loans and warrants	-	-	550
Issuance of shares in the SPAC transaction, net	-	-	2,919
Net cash flow provided by financing activities	29,745	13,110	11,954

Increase (decrease) in cash and cash equivalents	12,744	1,606	(1,561)
Cash and cash equivalents at beginning of year	2,343	168	1,398
Exchange rate differences on cash and cash equivalent	(2,886)	569	331
Cash and cash equivalents at end of year	12,201	2,343	168

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	US$ in thousands
Appendix A – Non-cash transactions during the year:
Conversion of financial liability into ordinary shares	4,134	645	5,330
Conversion of bridge loans into ordinary shares and warrants	6	128	5,192
Conversion of convertible notes and warrants into ordinary shares	43,146	8,530	175
Exercise of cashless options into ordinary shares	-	314	2,925
Exercise of warrants and pre-funded warrants into ordinary shares	-	4,824	1,008
Issuance cost	-	152	-
Other current receivable in connection to exercise of Series A Common Warrant	-	1,510	-
Remeasurement of investment in associated company	-	-	(22,164)
Issuance of warrants to the placement agent in connection to RBW May agreement	(1,728)	-	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or the “Company” and together with its subsidiaries, the “Group” or the “consolidated entity”) was incorporated on July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

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

The Company continues to expand its strategic focus across multiple high-growth sectors, including advanced materials, precious metals, and circular economy solutions. This includes expansion into key global markets such as Europe, Asia (e.g Japan, Korea, Singapore) and the Middle East (e.g. UAE), development of digital asset capabilities including tokenization of materials, and integration of complementary technologies to deliver end-to-end solutions to clients. The Company is also advancing applications across industries including automotive, electronics, and critical minerals, positioning its platform as a comprehensive infrastructure layer for supply chain traceability and circularity

The Company is developing capabilities for the tokenization of physical materials, enabling the creation of digital assets backed by verified physical provenance, including applications in metals and other high-value materials.

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

C.	On October 3, 2023, the Company signed an agreement with True Gold Consortium Pty Ltd.’s (“TrueGold”) shareholders to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in TrueGold and resulted in the Company’s gaining control over TrueGold. On July 10, 2024, the Company’s ownership percentage in TrueGold increased from 51.9% to 52.9% as part of the LOI agreement with PMB.

D.

As of December 31, 2025, the Company incurred accumulated losses of $251 million and continued to incurred operating losses and negative cash flows from operating activities during to date of these financial statements. The Company has not yet generated revenues and is required to obtain additional financing in order to continue to operate. The Company continues to actively manage its capital structure through a combination of equity financing, strategic partnerships, and access to committed capital facilities. These initiatives are designed to support the Company’s transition toward large-scale commercialization. While additional funding will be required to support long-term growth, management believes that the Company’s current strategy and access to capital provide a reasonable basis to continue operations. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

During the period, the Company entered into convertible securities funding agreements up to $42.8 million of principal amount before 20% Original Issuance Discount (“OID”) and a Standby Equity Purchase Agreement of $100 million (hereafter “SEPA”) in addition to cash repayment of bridge loans, short term loan and convertible note in the amount of $1,433. The Company plans to continue the issuance of shares and warrants and secure convertible notes and other funding sources such as the increase of the SEPA by additional $150 million (see note 26.2). While future funding remains subject to market conditions, the Company continues to actively pursue multiple financing pathways, including equity facilities, strategic investors, and capital markets initiatives, to support its operational and commercialization objectives. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company’s long-term business plan. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue to operate as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

E.	The Company operates primarily with 9 wholly owned subsidiaries and 2 majority owned subsidiaries, all of which have been consolidated in these consolidated financial statements

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Security Matters (SMX) PLC	Ireland	100%	100%
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%
Lionheart III Corp	USA	100%	100%
SMX (Security Matters) Ireland Limited	Ireland	100%	100%
SMX Fashion and Luxury	France	100%	100%
TrueSilver SMX Platform Ltd.	Canada	100%	100%
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	100%
SMX Circular Economy Platform PTE, Ltd.	Singapore	70%	70%
True Gold Consortium Pty Ltd.	Australia	52.9%	52.9%
SMX Circular Economy FZCO *	UAE	100%	-

In addition, the Company’s has the following investments in associated company:

Entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

*	On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates.
*	The Company’s Irish structure supports its intellectual property strategy, enhancing protection, licensing efficiency, and future revenue generation from its technology portfolio

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

F.	On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2025, financial statements are presented post this reverse stock split.

G.

On January 15, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 28.5:1 under the symbol “SMX,” with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. Approved by shareholders and Board of Directors on December 10, 2024. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.165 to $4.70250014886352. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2025, financial statements are presented post this reverse stock split.

H.	On June 16, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.1:1 under the symbol “SMX,” with a new CUSIP number of G8267K 166 and the new ISIN code IE000B8AU702. Approved by shareholders and Board of Directors on April 15, 2025, this reverse split consolidated every 4.1 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 4 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000001 to $0.000000000000041. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

I.

On August 7, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post- reverse stock split of 7:1 under the symbol “SMX,” with a new CUSIP number of G8267K2174 and the new ISIN code IE000TB5RTG4. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 7.0 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 9 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000041 to $0.000000000000287. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

J.	On October 23, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 10.89958:1 under the symbol “SMX,” with a new CUSIP number of G8267K182 and the new ISIN code IE000UPDVNX9. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 10.89958 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 15.5 million to approximately 1.4 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.000000000000287 to $0.00000000000312817946. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

K.	On November 18, 2025, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 8:1 under the symbol “SMX,” with a new CUSIP number of G8267K307 and the new ISIN code IE000UPDVNX9. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 8 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 8.4 million to approximately 1.05 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000000312817946 to $0.00000000002502543568 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

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

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. The functional currency of Security Matters Pty Ltd. is Australian Dollar. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekel. The functional currency of Security Matters Canada Ltd. is Canadian Dollar. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold is Australian Dollar. The functional currency of SMX Circular Economy FZCO is Emirati Dirham.

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

The Group’s business model targets leading brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Company is currently in the transition phase from technology validation to commercial deployment. Revenue generation is expected to scale as proof-of-concept programs and strategic partnerships convert into commercial agreements, particularly within large enterprise and government-led ecosystems. The Group’s technology is applicable for multiple industries such as gold, fashion, electronics and circular economy – plastic and rubber. The Group is able to provide an adaptive solution for multiple market segments, based on a unified technology solution, through collaborative relationships with leading market companies which provide it with access to various potential entities to sell its solution. This is part of the Group’s strategy to create strategic partnerships with market leaders across its main segments of activity. The Group believes that this close collaboration with market leaders, and developing a product that meets their requests, suggest that there is a strong potential market for its development.

Adequate technical and financial resources are available to complete the development; the development will be completed by the Group’s technology team which consists of professional experienced scientists and engineers, with a track record in the industrial sector and with financial resources successfully raised through the issuance of ordinary shares and loans. The Group has already accomplished its core technology development and is currently focused on development of specific adjustments for different market segments. This stage is focused and short-termed, therefore, management believes that limited financial resources are required for completing the development and that there is high probability for commencing commercial agreements following the successful proof-of-concept pilots. The Company is focused on establishing industry-wide adoption through collaboration with leading partners, with the objective of creating standardized solutions across multiple sectors including plastics, metals, and supply chain authentication.

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

The following amendments are effective for the annual reporting period beginning January 1, 2026:

●Amendments to the Classification and Measurement of Financial Instruments (Amendment s to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures)

●Contracts Referencing Nature -dependent Electricity (Amendments to IFRS 9 and IFRS 7)

The following standards and amendments are effective for the annual reporting period beginning January 1, 2027:

● IFRS 18 Presentation and Disclosure in Financial Statements

●IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The Group is currently assessing the effect of these new accounting standards and amendments.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorisation and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

The Group does not expect to be eligible to apply IFRS 19.

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

This amount of capitalized costs includes significant investment in the development of marking and reading capabilities in the subject material. Prior to being marketed, the Group will obtain a proof-of-concept pilot with an industry leading partner. The innovative nature of the product gives rise to some judgement as to whether the proof-of-concept will be successful such that it will lead to obtaining commercial contracts with customers. See also note 6.

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

Impairment of goodwill and intangible assets

The Group reviews goodwill for impairment at least once a year or more frequently if events or changes in circumstances indicate that there is impairment. Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. See more information in note 6.

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

NOTE 3 - OTHER CURRENT RECEIVABLES:

	December 31, 2025	December 31, 2024
Receivable in respect of exercise of warrants	-	1,510
Tax authorities	364	305
Prepaid expenses	198	102
Proof of concept receivables	8	46
Other	17	30
Total	587	1,993

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT, NET

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2025	76	1,162	70	102	1,410
Additions	-	-	-	-	-
Currency translation adjustments	10	167	10	15	202
At December 31, 2025	86	1,329	80	117	1,612

Accumulated depreciation
At January 1, 2025	33	965	46	98	1,142
Depreciation	10	118	8	4	140
Currency translation adjustments	5	140	6	14	165
At December 31, 2025	48	1,223	60	116	1,447
Net book value at December 31, 2025	38	106	20	1	165

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT, NET (CONT.):

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2024	75	1,146	69	102	1,392
Additions	-	21	-	-	21
Currency translation adjustments	1	(5)	1	-	(3)
At December 31, 2024	76	1,162	70	102	1,410

Accumulated depreciation
At January 1, 2024	24	832	37	88	981
Depreciation	9	135	9	10	163
Currency translation adjustments	-	(2)	-	-	(2)
At December 31, 2024	33	965	46	98	1,142
Net book value at December 31, 2024	43	197	24	4	268

NOTE 5 - INVESTMENTS IN ASSOCIATED COMPANY:

Entity	Country of Incorporation	Percentage Owned December 31, 2025	Percentage Owned December 31, 2024
Yahaloma Technologies Inc.	Canada	50%	50%

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 6 - INTANGIBLE ASSETS, NET AND GOODWILL:

	Capitalization of development costs	Purchased license	Core Technology License	Total

COST
As of January 1, 2025	5,266	782	10,449	16,497
Currency translation adjustments	194	58	-	252
As of December 31, 2025	5,460	840	10,449	16,749

Accumulated amortization
As of January 1, 2025	2,788	75	1,306	4,169
Amortization	534	103	2,612	3,249
Impairment	1,542	-	-	1,542
Currency translation adjustments	(121)	(6)	-	(127)
As of December 31, 2025	4,743	172	3,918	8,833

Net book value as of December 31, 2025	717	668	6,531	7,916

	Capitalization of development costs	Purchased license	Core Technology License	Total

COST
As of January 1, 2024	5,342	819	10,449	16,610
Capitalized development cost	169	-	-	169
Currency translation adjustments	(245)	(37)	-	(282)
As of December 31, 2024	5,266	782	10,449	16,497

Accumulated amortization
As of January 1, 2024	124	-	-	124
Amortization	694	75	1,306	2,075
Impairment	2,197	-	-	2,197
Currency translation adjustments	(227)	-	-	(227)
As of December 31, 2024	2,788	75	1,306	4,169

Net book value as of December 31, 2024	2,478	707	9,143	12,328

Intangible assets as of December 31, 2025 and 2024 consist of capitalized development costs of the Group’s technology, the cost of the exclusive license intellectual property and core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). The capitalized development costs and purchased license are amortized in accordance with its useful life of 5.5 years. The Core Technology License is amortized in accordance with its useful life of 4 years. The Company commenced amortization of both the capitalized development costs and purchased licenses and core technology as of July 1, 2024.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 6 - INTANGIBLE ASSETS, NET AND GOODWILL (CONT.):

Goodwill and impairment

The Group is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires an estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

During 2025 and 2024, the Group did not meet its revenue forecast. This had an adverse impact on the projected value in use of the operation and consequently resulted in an impairment to goodwill of $6,024 and $6,813 for the years ended December 31, 2025, and 2024 respectively. The (pre-tax) discount rate used to measure the CGU’s value in use was 30.0% and 29.6% for the years ended December 31, 2025, and 2024 respectively.

The carrying amount of goodwill is $20,120 and $26,144 for the years ended December 31, 2025, and 2024 respectively.

The recoverable amount has been determined using value in use calculations based on cash flow projections derived from Company approved budgets, reflecting management’s expectation.

NOTE 7 - CONVERTIBLE NOTES:

A.	On January 25, 2023, the Company received an amount of $250 in consideration for issuance of a convertible note (the “LP Convertible Note”) and two types of warrants, to Lee Pinkerton (“LP”). The LP Convertible Note’s principal amount is $250 and the maturity date is the earlier of December 31, 2024, and the date of any change in control (excluding the Business Combination). As of December 31, 2025, the company did not settle the full principal amount and all accrued interest. Based on Management’s projections, the Company expects to satisfy this obligation by December 31, 2026. The Convertible Note has an interest rate of 15% per annum and shall be converted into ordinary shares at LP’s discretion, at a fixed conversion price of $470,250 ($5,746,196,840 after reverse stock splits) per ordinary share. In addition, the Company has the right to satisfy the payment of the principal amount of the LP Convertible Note through the issuance of the Company’s ordinary shares at a 20% discount to the 20 trading day VWAP preceding the maturity date.

As part of the LP Convertible Note transaction, the LP was granted two types of warrants:

(i)	Bonus Warrants – 0.27 warrants to purchase ordinary shares (nil after reverse stock splits) of the Company at an exercise price of $540,787 ($6,608,126,366 after reverse stock splits) per share.
The Bonus Warrants term is five years commencing upon the Business Combination.
(ii)	Redeemable Warrants 0.26 warrants to purchase ordinary shares (nil after reverse stock splits) of the Company at a purchase price of $540,787 ($6,608,126,366 after reverse stock splits) per share. The Redeemable Warrants term is five years commencing upon the Business Combination. 50% of the Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $235,125 ($2,873,098,420 after reverse stock splits) per warrant. The LP has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The LP Convertible Note is recorded in accordance with its fair value. The Redeemable Warrants are accounted as a derivative financial liability measured at fair value through profit or loss. Management utilized a third-party appraiser to assist them in valuing the LP Convertible Note and Redeemable Warrants.

The fair value of the Redeemable Warrants was calculated using the Monte-Carlo simulation model. As of December 31, 2025 and 2024, the expected volatility that was used was 359.7% and 53.94%, respectively, and the risk-free interest rate used was 4.67% and 4.27%, respectively.

As of December 31, 2025, and 2024 the fair value of the Redeemable Warrants was $32 and $55,

respectively.

In order to calculate the fair value of the LP Convertible Note, the Company discounted the payment schedule by a discount rate of 30%. as of December 31, 2025, and a discount rate of 22.9% as of December 31, 2024.

As of December 31, 2025, and 2024 the fair value of the LP Convertible Note was $333 and $336, respectively. All of the principal and accrued interest under the LP Convertible Note is due and owing as of the date of the authorization of these financial statements.

B.	On September 6, 2023, the Company entered into a Securities Purchase Agreement to issued and sold to an institutional investor, Generating Alpha Ltd. (“Alpha”), a convertible promissory note (the “Alpha September 2023 Note”) with a fixed conversion price of $3,501 ($42,780,298 after reverse stock splits), 1,838 warrants A’s (nil after reverse stock splits) and 1,225 warrants B’s (nil after reverse stock splits), for gross proceeds of approximately $2,574, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant A’s were exercisable into 1,838 (nil after reverse stock splits) ordinary shares at an exercise price of $4.7025 ($57,462 after reverse stock splits) per share subject to customary adjustments and may be exercised at any time until the five year anniversary. The warrant B’s were exercisable into 1,225 (nil after reverse stock splits) ordinary shares at an exercise price of $3,501 ($42,780,298 after reverse stock splits) per share, subject to customary adjustments and may be exercised at any time until the five-year anniversary. The warrant A’s and the warrant B’s meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The Alpha September 2023 Note is in the principal amount of $4,290. The actual amount loaned by the investor is $2,574 after a 40% original issue discount. The maturity date of the Alpha September 2023 Note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $3,501 ($42,780,298 after reverse stock splits) per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement, so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the Alpha September 2023 Note into ordinary shares; provided that in no case shall the Company so convert the Alpha September 2023 Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The Alpha September 2023 Note was recognized in accordance with the amortized cost method.

As of December 31, 2024, the investor converted all of the principal amount of the Alpha September 2023 Note into Ordinary Shares and exercised all warrant A’s and B’s into Ordinary Shares of the Company.

C.	On February 24, 2024, the Company issued to Steven Wallitt (“SW”) a convertible security with a face value of $407 in consideration of $350, bearing 0% interest and maturing in 6 month. The note shall be repaid solely by way of conversion into the Company’s ordinary shares. The conversion price was determined according to the closing price of the Company’s share on the day prior to the conversion date, with no floor price. SW ranks senior but is subordinated to ClearThink Asset Management (“CTAM”), the Company advisors, in case of any new debt issuance, including subordinated debt or redeemable preferred stock, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless SW waives this requirement.

On August 24, 2024, the Company extended the previous convertible security maturity date to February 24, 2025. In addition, SW will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source.

Accordingly, following a private placement transaction on October 28, 2024, the Company adjusted the conversion price to $0.49 ($170,645 after reverse stock splits).

As of December 31, 2025, the convertible security remains outstanding. Based on the Company’s assessment, the expected repayment date is December 31, 2026.

Based on conversion terms under this agreement Investors have the right to convert the outstanding principal into ordinary shares at any time.

The convertible security is accounted in accordance with the amortized cost model, and amounted to $483 and $370 as of December 31, 2025, and December 31, 2024, respectively.

The conversion option was accounted as a derivative financial liability and measured at fair value through profit or loss.

The fair value of the conversion option was estimated using a Monte Carlo valuation model. As of December 31, 2025, and December 31, 2024, the fair value amounted to $124 and $95, respectively, based on volatility assumptions of 202.8% and 39.78% and risk-free interest rates of 3.48% and 4.37%, respectively.

During 2025.

As of the date of these financial statements the principal and accrued interest payments according to the SW convertible security agreement are due and owing.

During the year ended December 31, 2025, a total of 58,238 RSU were granted to investor Steven Wallit. Financing expenses in the amount of $3,466 were recognized in connection with the issuance of these RSUs. No settlement agreement was reached with the SW’s investor; accordingly, the expense was not offset against the existing liability.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

D.	On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of promissory note and warrants to Alpha, as follows:

1.	Unsecured note (the “Alpha April Note”) in the principal amount of $2,250. The Alpha April Note carries an original issue discount (OID) of 10%, bears 12% interest per year, and its maturity date is in 12 months from issue date. Alpha has the right to convert the outstanding principal and interest into Ordinary Shares at $513 ($6,268,578 after reverse stock splits) per share, with certain adjustments. If the Company is no longer restricted from variable rate transactions, the investor may convert at a 15% discount based on the lowest weighted average price during the 15 trading days before conversion. Any such conversion is subject to customary conversion limitations set forth in the Alpha April Note, so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Alpha April Note into Ordinary Shares; provided that in no case shall the Company so convert the Alpha April Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. A daily fee of $2 is applied if the Company fails to deliver shares upon conversion. If an event of default occurs, the Alpha April Note’s outstanding principal and interest increase by 120%, or 500% in specific default situations, with default interest at the lesser of 24.5% or the maximum legal rate. The Alpha April Note also includes restrictions against variable security transactions.

2.	A 5.5-year warrant to purchase 5,532 Ordinary Shares (nil after reverse stock splits) at $336 ($4,105,736 after reverse stock splits) per share, with anti-dilution protections. (“the April Warrants”). There is a 4.99% ownership limit on the exercise of this warrant, and the Company must pay a “Buy-In” amount if shares are not delivered timely. Alpha may elect to choose cashless exercise mechanism.

3.	Inducement offers which amends the Company’s existing warrants B’s held by Alpha issued in September 2023 to a reduced exercise price of $4.7025 ($57,462 after reverse stock splits) per share. Alpha immediately exercised these warrants B’s in full.

The Alpha April Note is a financial liability which is measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of April 11, 2024, the Alpha April Note amounted to $220, and the Conversion Option fair value amounted to $656.

As of April 11, 2024, the fair value of the conversion option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 52.08% and the risk-free interest rate used is 5.17%.

During 2024, the investor converted approximately $2,110 of the principal amount and accrued interest into 467,424 (38 after reverse stock splits) ordinary shares.

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

As of December 31, 2024, Alpha exercised all the April Warrants into Ordinary Shares of the Company.

In addition, during 2025, Alpha exercised its embedded conversion option with respect to the remaining balance of the Alpha April Note, converting it into 16 ordinary shares of the Company, with a fair value at the conversion date of $842.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

On April 2, 2025, the Company entered into a settlement agreement with Alpha, pursuant to which it issued 33 ordinary shares to Alpha, with a fair value at the issuance date of $787. As of December 31, 2025, the entire outstanding balance of the Alpha April Note had been converted into ordinary shares of the Company, and accordingly, no further liability to Alpha remains in respect of this note.

E. On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP (“PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution of the exchange of a $1,000 senior secured note (originally due May 31, 2024) for a $800 Convertible Note due December 31, 2024 (“the $800 Convertible Note”), and a $500 non-convertible promissory note due December 31, 2024 (“the $500 Non-Convertible Promissory Note” and, together with the $800 Convertible Note, the “Senior Promissory Notes”) and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”).

The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the $800 Convertible Note and the $500 Non-Convertible Promissory Note, with terms consistent with the Letter of Intent, were all dated as of September 4, 2024.

The Senior Promissory Notes carry an annual interest of 15%. PMB has the right to convert the $800 Convertible Note and accumulated interest into 2,673 (nil after reverse stock splits) ordinary shares.

The $800 Convertible Note is a financial liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement the $800 Convertible Note is with accordance with the amortized cost method.

The conversion option meets the conditions for equity classification according to IAS 32 and recorded as equity instrument.

The $500 Non-Convertible Promissory Note is a liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement, the $500 Non-Convertible Promissory Note measured in accordance with the amortized cost method.

On May 13, 2025, the parties executed an amendment, under which the maturity date of both notes was extended to November 30, 2025, the annual interest rate was increased to 18%, and the principal balance of each note was adjusted to include accrued and unpaid interest up to the date of the amendment.

In accordance with IFRS 9, the quantitative and qualitative effects of the amendment were assessed, and it was determined that the modification was non-substantial. Accordingly, the amortized cost of the liabilities was adjusted to reflect the revised contractual cash flows, discounted at the original effective interest rate, with the resulting difference recognized as finance expenses in profit or loss.

The amortized cost including interest of the convertible promissory note in the principal amount of $800 and the promissory note in the principal amount of $500, in aggregate, was $1,572 as of December 31, 2025, and $1,359 as of December 31, 2024, respectively.

During 2025, a total of 58,254 ordinary shares were granted to PMB’s investor. Finance expenses in the amount of $3,679 were recognized. As no settlement agreement was reached with PMB’s investor, the recognized finance expense was recorded against issued capital and additional paid-in capital and was not offset against the related financial liability.

All of the principal and accrued interest under the PMB Convertible Notes, is due and owing as of the date of these financial statements.

F.

On July 19, 2024 the Company entered into Securities Purchase Agreement issued and sold to Alpha, a promissory note (the “Alpha July Note”) and warrants (the “July Warrants”), for gross proceeds of $747.5, before deducting fees and other offering expenses payable by the Company. The Alpha July Note is in the principal amount of $1,150 (the “Principal Amount”) and carries an original issue discount of 35%. The maturity date of the Alpha July Note is the 12-month anniversary of the issuance date. The Alpha has the right, at any time, to convert all or any portion of the outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the lesser of $174 ($2,126,184 after reverse stock splits) or 80% of the lowest volume weighted average price of the Company’s ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Alpha July Note including for fundamental transactions (the “Conversion option”) Any such conversion is subject to customary conversion limitations set forth in the Alpha July Note so the Alpha beneficially owns less than 4.99% of the Company’s Ordinary Shares. Any principal amount on the Alpha July Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection. According to the purchase agreement, the Company issued to the Alpha the July Warrants, to purchase up to 7,317 (nil after reverse stock splits) Ordinary Shares, with an exercise price of $178 ($2,175,062 after reverse stock splits) per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time for 5.5 years from issuance.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

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

As of December 31, 2024, all of the July Warrants were converted into ordinary shares.

The Alpha July Note is a financial liability which will be measured in accordance with the amortized cost method, and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of July 19, 2024, the Alpha July Note amounted to $0, and the Conversion Option fair value amounted to $753.

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

During 2025, the Alpha July Note and the accrued interest were fully converted into ordinary shares (see Note 15. B-1).

G.	On August 30, 2024, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC (“1800 Diagonal August”), to issue and sell a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company (“the 1800 Diagonal August Promissory Note”). The 1800 Diagonal August Promissory Note is in the principal amount of $223.7, which includes an original issue discount of $29.2. A one-time interest charge of 10%, or $22.4 was applied to the principal. The maturity date of the 1800 Diagonal August Promissory Note is June 30, 2025. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123; (2) on March 30, 2025, $30.7; (3) on April 30, 2025, $30.7; (4) on May 30, 2025, $30.7 and (5) on June 30, 2025, $30.7.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The 1800 Diagonal August Promissory Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note.

In the event of an Event of Default, (i) the 1800 Diagonal August Promissory Note shall become immediately due and payable, (ii) the principal and interest balance of the note shall be increased by 150% and (ii) the 1800 Diagonal August Promissory Note may be converted into Ordinary Shares of the Company at the sole discretion of the 1800 Diagonal August. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the 1800 Diagonal August Promissory Note so the 1800 Diagonal August beneficially owns less than 4.99% of the Company’s Ordinary Shares. The 1800 Diagonal August shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the 1800 Diagonal August. The Company is subject to customary indemnification terms in favour of the 1800 Diagonal August and its affiliates and certain other parties. The Company paid a placement agent approximately $18 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

The 1800 Diagonal August Promissory Note was accounted as financial liability in accordance with the amortized cost method using the effective interest rate of 674%.

As of December 31, 2024, the carrying amount of the host straight debt component was $ 147 and the fair value of the embedded conversion option was $ 121.

The convertible feature was accounted as derivative financial liability and measured at fair value through profit and loss. Management utilized a third-party appraiser to assist them in valuing the convertible feature fair value using the monte Carlo simulation with expected volatility of 43% and the risk-free interest rate used is 4.89%.

According to the agreement, the loan conversion will only occur in the event of default. For the purpose of estimating the convertible feature the third-party appraiser has assumed, based on Moody’s rate methodology, the is a 43.6% probability that a default event will occur. Therefore, the value of the Convertible feature is only 43.6% of the Convertible feature valuation.

The 1800 Diagonal August Promissory Note was fully repaid in cash during 2025 for an aggregate amount of approximately $246 (comprising the original principal amount of $223.7 and interest of $22.4$).

H.	On March 28, 2025, the Company entered into an agreement with 1800 Diagonal (“1800 Diagonal March”), pursuant to which it issued a promissory note with a par value of $ 295.5 in consideration for net cash proceeds of approximately $250, after deduction of issuance expenses of approximately $7.The note bears interest at an annual rate of 12% and is repayable in seven instalments between September 2025 and March 2026, as follows: (1) $ 163 on September 30, 2025; (2)-(7) $ 27.2 on each month-end from October 2025 to March 2026.

The note contains customary default provisions for similar transactions, under which, in the event of default: (i) it becomes immediately due and payable; (ii) the outstanding principal and interest increase by 150%; and (iii) it may be converted, at the sole discretion of 1800 Diagonal March, into ordinary shares of the Company. In this regard, the conversion price is the lowest closing price of the Company’s shares during the ten trading days preceding the conversion request, less a 25% discount. Conversion is subject to an ownership limitation of 4.99%.

The agreement also includes customary representations, undertakings, and indemnities in favour of 1800 Diagonal March, its subsidiaries, and related entities.

For accounting purposes, the promissory note is a compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost, with an effective interest rate at initial recognition of 107.46%; and
(ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

As of March 28, 2025, the carrying amount of the host straight debt component was $204.

The fair value of the embedded conversion option at initial recognition was estimated at $ 47, as determined by management with the assistance of an independent appraiser using a Monte Carlo simulation, incorporating an expected volatility of 60.37% and a risk-free interest rate of 4.04%. As conversion is permitted only upon an event of default, the appraiser estimated the probability of such an event at 8.962%, and the fair value was calculated accordingly as this percentage of the full conversion value.

During 2025, the promissory note was fully repaid in cash for an aggregate amount of approximately $317.

I.	On May 9, 2025, the Company entered into an agreement with RBW Capital (“RBW May”), pursuant to which it issued a promissory note with a par value of $6,875 in consideration for total cash proceeds of $5,500 (before deduction of issuance expenses), reflecting an original issue discount (“OID”) of $1,375, or 20% of the par value. The proceeds were received in instalments in accordance with the terms of the agreement, including $1,375 upon signing of the agreement, $1,375 near the time of submitting the draft prospectus (Registration Statement) to the SEC, and additional amounts of $625 and $2,125, no later than the effective date of the Form F-1.

According to the agreement the issuance expenses amounted to:

(i) Cash placement agent fee of $640 and legal expenses of $220, and

(ii) Warrants, at a rate of 5% of the number of shares that will actually be issued within each funding round. The warrants are exercisable at a price of $4,497 per share, for a period of 5 years from the date of grant.

The warrants granted to the underwriters are classified as equity-settled share-based payments under IFRS 2 and are measured at fair value at the grant date. the Company has allocated the underwriting costs incurred in proportion to the allocation of proceeds. Accordingly, the total fair value recognized against additional paid in capital and amounted to $2,718.

The contractual maturity date for repayment of the principal is May 8, 2026.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The principal is convertible at the Company’s option at any time, at a conversion price equal to the higher of $ 0.32 per share or the lowest closing price of the Company’s shares during the seven trading days preceding the conversion request.

Conversion is subject to an ownership limitation of 4.99%.

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, all four scheduled instalments had been received, and accordingly, four host straight debt components were recognized, together with four corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of May 9, 2025

The host straight debt component was measured at approximately $825,

The fair value of the conversion feature was estimated at approximately $550.

The key assumptions used in the valuation were as follows:

●	Expected Period: 1 year

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

●	Expected Volatility: 62.03%
●	Risk-Free Interest Rate: 4.05%
●	Expected Dividend Yield: 0%

Tranche 2 – As of May 23, 2025

The host straight debt component was measured at approximately $836,

The fair value of the conversion feature was estimated at approximately $539.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.96 year
●	Expected Volatility: 62.13%
●	Risk-Free Interest Rate: 4.15%
●	Expected Dividend Yield: 0%

Tranche 3 – As of June 27, 2025

The host straight debt component was measured at approximately $404,

The fair value of the conversion feature was estimated at approximately $221.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.85 year
●	Expected Volatility: 47.84%
●	Risk-Free Interest Rate: 4.06%
●	Expected Dividend Yield: 0%

Tranche 4 – As of July 3, 2025

The host straight debt component was measured at approximately $1,372,

The fair value of the conversion feature was estimated at approximately $753.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.85 year
●	Expected Volatility: 47.84%
●	Risk-Free Interest Rate: 4.06%
●	Expected Dividend Yield: 0%

As of December 31, 2025, the RBW May notes were fully converted into 1,949 ordinary shares of the Company.

J.	On August 1, 2025, the Company entered into an agreement with RBW Capital (“RBW August”), pursuant to which a Convertible Loan Agreement with two primary investors, Target Capital 1 LLC and Secure Net Capital LLC (collectively, the “Investors”), pursuant to which the Company issued a promissory note with a par value of $15,000, following an amendment to the agreement dated September 9, 2025. In consideration for total cash proceeds of $12,000. (before deduction of placement agent fee and legal expenses in total amount of $1,145), reflecting an original issue discount (“OID”) of $3,000, or 20% of the par value.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The Company retains the right to prepay the outstanding balance at any time without penalty, providing flexibility to mitigate future dilution should alternative financing become available.

To prevent a change in control, a Beneficial Ownership Limitation was established, restricting any Investor from owning more than 4.99% of the Company’s outstanding ordinary shares at any given time.

Pursuant to the Convertible Loan Agreement, the loan proceeds were disbursed in five tranches: $5,000, $1,000, $2,000, $1,000 and $3,000, respectively.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The Investors may convert the outstanding principal into ordinary shares at any time, at a conversion price equal to the higher of :

● 85% of the lowest daily Volume Weighted Average Price (“VWAP”) during the seven trading days immediately preceding the conversion date, representing a 15% discount to market price.

● A floor price of $954 per share was established to protect the Company and existing shareholders from excessive dilution, such that the conversion price cannot fall below this threshold.

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, all five scheduled instalments had been received, and accordingly, five host straight debt components were recognized, together with five corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of August 1, 2025

The host straight debt component was measured at approximately $3,113,

The fair value of the conversion feature was estimated at approximately $1,887.

The key assumptions used in the valuation were as follows:

●	Expected Period: 1 year
●	Expected Volatility: 156.54%
●	Risk-Free Interest Rate: 3.87%
●	Expected Dividend Yield: 0%

Tranche 2 – As of August 27, 2025

The host straight debt component was measured at approximately $768,

The fair value of the conversion feature was estimated at approximately $232.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.93 year
●	Expected Volatility: 151.55%
●	Risk-Free Interest Rate: 3.86%
●	Expected Dividend Yield: 0%

Tranche 3 – As of September 12, 2025

The host straight debt component was measured at approximately $1,811,

The fair value of the conversion feature was estimated at approximately $189.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.89 year
●	Expected Volatility: 161.65%
●	Risk-Free Interest Rate: 3.7%
●	Expected Dividend Yield: 0%

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

Tranche 4 – As of September 17, 2025

The host straight debt component was measured at approximately $901,

The fair value of the conversion feature was estimated at approximately $99.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.87 year
●	Expected Volatility: 148.9%
●	Risk-Free Interest Rate: 3.65%
●	Expected Dividend Yield: 0%

Tranche 5 – As of October 2, 2025

The host straight debt component was measured at approximately $2,656,

The fair value of the conversion feature was estimated at approximately $344.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.83 year
●	Expected Volatility: 151.81%
●	Risk-Free Interest Rate: 3.68%
●	Expected Dividend Yield: 0%

During 2025, a principal amount in the amount of $13,750 was converted into 66,794 ordinary shares of the company.

In addition, as part of the RBW December, the Company and the relevant parties agreed that a principal amount of $1,250 which was not converted as part of the RBW August agreement would be offset against the proceeds of the new RBW December agreement (See note 7.E).

In this context, it should be noted that a modification of terms occurred following an agreement reached with the same lenders. In light of the fact that the modification was entered into with the same investors/lenders, the Company was required to assess whether the modification constituted a “substantial modification” in accordance with IFRS 9. Based on the valuation expert’s determination that the modification was indeed substantial, the Company derecognized the original debt from its books at its carrying amount as of the modification date and recognized the new debt at its fair value as of that date. Any difference between the carrying amount of the original debt and the fair value of the new debt was recognized immediately as a finance loss in the amount of $249, and all costs associated with the amendment were recognized as an immediate expense.

As of December 31, 2025, the Company had no remaining obligations in respect of this liability.

K.	On December 1, 2025, the Company entered into an agreement with RBW Capital (“RBW December”), pursuant to which the Company issued a promissory note with a par value of $20,625, following an amendment to the agreement dated December 9, 2025. In consideration for total cash proceeds of $16,500 (before deduction of placement agent fee, legal expenses in total amount of $1,460), reflecting an original issue discount (“OID”) of $4,125, or 20% of the par value.

Under the terms of the note, no interest applies unless an event of default occurs. The note includes customary default provisions for similar transactions, under which, in the event of default: (i) the principal amount increases automatically by 20%; (ii) default interest of 20% per annum applies; and (iii) all outstanding debt may be declared immediately due and payable.

The Company retains the right to prepay the outstanding balance at any time without penalty, providing flexibility to mitigate future dilution should alternative financing become available.

To prevent a change in control, a Beneficial Ownership Limitation was established, restricting any Investor from owning more than 4.99% of the Company’s outstanding ordinary shares at any given time.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - CONVERTIBLE NOTES (CONT.):

The investor is entitled to convert the Note into ordinary shares of the Company at any time, at a conversion price equal to the greater of the following two amounts:

● The conversion price is set at 85% of the lowest daily Volume Weighted Average Price (“VWAP”) during the five trading days immediately preceding conversion, representing a 15% discount to market price.

● A floor price of $1.5 per share was established to protect the Company and existing shareholders from excessive dilution, such that the conversion price cannot fall below this threshold.

The loan proceeds in an aggregate amount of $16,500, were received in two separate tranches, as follows:

●	December 3, 2025 –$5,750 thousand
●	December 29, 2025 –$10,750 thousand

For accounting purposes, each instalment of proceeds received under the agreement is treated as a separate compound financial instrument, bifurcated on initial recognition into: (i) a host straight debt component, classified as a financial liability measured at amortized cost; and (ii) an embedded conversion option, classified as a derivative financial liability measured at fair value through profit or loss.

During 2025, the two scheduled instalments had been received, and accordingly, two host straight debt components were recognized, together with two corresponding embedded conversion options.

In this regard, management with the assistance of an independent appraiser estimated the fair value of each embedded conversion option using a Monte Carlo simulation as follow:

Tranche 1 – As of December 3, 2025

The host straight debt component was measured at approximately $2,507,

The fair value of the conversion feature was estimated at approximately $3,243.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.5 year
●	Expected Volatility: 202.47%
●	Risk-Free Interest Rate: 3.68%
●	Expected Dividend Yield: 0%

Tranche 2 – As of December 29, 2025

The host straight debt component was measured at approximately $4,450,

The fair value of the conversion feature was estimated at approximately $6,300.

The key assumptions used in the valuation were as follows:

●	Expected Period: 0.43 year
●	Expected Volatility: 244.64%
●	Risk-Free Interest Rate: 3.62%
●	Expected Dividend Yield: 0%

During December 2025 the company converted principal amount of the RBW December notes of $11,984 into 168,853 ordinary shares of the company.

The remaining principal amount as of December 31, 2025, was totalled to $8,641.

As of December 31, 2025, the host straight debt component was measured at approximately $2,668 and the fair value of the conversion feature was estimated at approximately $3,083.

For purposes of the aggregate fair value measurement as of December 31, 2025, the conversion feature was valued using the following assumptions:

●	Expected Period: 0.43 year
●	Expected Volatility: 262.92%
●	Risk-Free Interest Rate: 3.61%
●	Expected Dividend Yield: 0%

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 8 - BRIDGE LOANS LIABILITIES:

A.	Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which previously lent Security Matters PTY Ltd. an aggregate amount of $3,860.

Part of the lender received also bonus warrants and redeemable warrants as described below.

The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i)	Bonus Warrants – 0.32 warrants (nil after reverse stock splits) to purchase ordinary shares of the Company at an exercise price of $540,787 ($6,608,126,366 after reverse stock splits) per share and a first priority security interest in the shares of Security Matters PTY’s interest in TrueGold Consortium Pty Ltd. (“Bonus Warrants”)

The Bonus Warrants term is five years commencing upon the BCA.

(ii)	Redeemable Warrants Type 1 – 0.13 warrants (nil after reverse stock splits) to purchase ordinary shares of SMX PLC at a purchase price of $540,787 ($6,608,126,366 after reverse stock splits) per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA. (“Redeemable Warrants Type 1”)

●	50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.
●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.
●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.

(iii)	Redeemable Warrants Type 2 – 0.53 warrants (nil after reverse stock splits) to purchase ordinary shares of SMX at a purchase price of $540,787 ($6,608,126,366 after reverse stock splits) per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction (“Redeemable Warrants Type 2”)

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.
●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for $235,125 ($2,873,098,420 after reverse stock splits) per warrant.

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The loan components were accounted in accordance with the amortized cost method.

Bridge loans conversions and repayments:

1.	During 2023 the company converted principal amount of $1,350 and redeemable warrants at the amount of $1,000 into ordinary shares.
2.	During 2023 the company converted principal amount of $750 and redeemable warrants at the amount of $1,450 into cashless warrants which converted during 2024 into ordinary shares.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 8 - BRIDGE LOANS LIABILITIES (CONT.):

3.	On June 27, 2024, the Company converted $119 of principal amount into ordinary shares warrants
4.	On September 4, 2024, the Company converted $1,300 of principal amount and accumulated interest into Senior Promissory Note (see note 7.E).
5.	During 2025, the company repaid cash amount of $370 of principal amount and accumulated interest.
6.	During 2025, a total of 2,333 ordinary shares were issued to the investors, accordingly Finance expenses of approximately $198 were recognized against share capital and share premium.

As of December 31, 2025, and December 31, 2024, the principal and the accumulated interest of the bridge loans were amounted to $453 and $728, respectively.

All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

Management valuing the Bonus Warrants using the Black Scholes model.

As of December 31, 2025, and 2024, the fair value of the Bonus Warrants was nil.

Management utilized a third-party appraiser to valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using the Monte-Carlo simulation model.

As of December 31, 2025 and 2024, the fair value of the Redeemable Warrants Type 1 was $30 and $34, respectively.

Management utilized a third-party appraiser to valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2025 the redeemable warrants type 2 was expired

As of December 31, 2024, the fair value of the Redeemable Warrants Type 2 amounted to $140.

The main assumptions used in the three valuation models as of December 31, 2024 described above were:

(1)	risk free rate 4.27%;
(2)	volatility of assets 53.94%;
(3)	expected terms of the warrants 3.18 years.

The main assumptions used in the three valuation models as of December 31, 2025, described above were:

(1)	risk free rate 4.67%
(2)	volatility of assets 359.7%
(3)	expected terms of the warrants 2.18 years.

NOTE 9 – ALPHA SPA:

On April 19, 2024, the Company entered into a Stock Purchase Agreement (“SPA”) with Alpha, committing Alpha to purchase up to $30 million of the Company’s ordinary shares, subject to the SPA’s terms. The Company may direct Alpha to purchase ordinary shares at its discretion after a three-month period, with a minimum purchase (“Put”) of $20 and a maximum of $833 in any 30-day period, subject to certain pricing conditions based on market price. The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to Alpha, provided that there are no outstanding Put notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. As of December 31, 2024, no withdrawal was carried out from this credit line. On May 9, 2025, the Company terminated the SPA without having made any withdrawals up to that date.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 10 – TARGET SEPA:

On December 1, 2025, the Company entered into a Standby Equity Purchase Agreement as amended on December 9, 2025 (the “SEPA”) with the Selling Stockholders Target Capital 1 LLC (the “SEPA Investor”), in which the SEPA Investor has committed to purchase from the Company up to $100 million of the Company’s Ordinary Shares in an equity line of credit (the “Equity Line”), subject to the terms and conditions specified in the SEPA;

As consideration for the SEPA Investor commitment to purchase Ordinary Shares upon the terms and subject to the conditions set forth in the SEPA, the Company agreed to pay to the SEPA Investor a facility fee (the “Facility Fee”) equal to two percent of the commitment amount of $100 million. To satisfy the Facility Fee, the Company shall issue or cause to be issued or transferred to the SEPA Investor that number of additional Ordinary Shares (or pre-funded warrants representing such shares) equal to $2 million divided by the lesser of the most recent closing price of the Ordinary Shares on (i) the effective date of the SEPA, and (ii) the lowest 1-Trading Day VWAP of the Ordinary Shares of the five Trading Days immediately preceding the date the SEPA Form F-1 is declared effective. On December 30, 2025, The Company issued to the SEPA Investor 10,505 ordinary shares at a cost value of $2,639 equals to the spot price of the number of shares issued as determined on their issuance date.

Subject to the terms and conditions of the SEPA, the Company has the right from time to time at its discretion until the first day of the month following the 36-month period after the date of the SEPA (or earlier in the event the SEPA Investor shall have made payment of $100 million in Advances), to direct the SEPA Investor to purchase a specified amount of ordinary shares (each such sale, an “Advance”) by delivering written notice to the SEPA Investor (each, an “Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed the lesser of (i) an amount equal to one hundred percent (100%) of the average of the Daily Traded Amount (as defined in the SEPA) during the five consecutive Trading Days immediately preceding an Advance Notice, (ii) 30% of the Daily Traded Amount (as defined in the SEPA) and (iii) $1 million, and may not exceed 4.99% of the issued and outstanding Ordinary Shares. The Ordinary Shares purchased pursuant to an Advance will be purchased at a price equal to 94% of the lowest VWAP of the Ordinary Shares during the three Trading Days following the applicable notice date. The Company may also deliver intraday purchase notices to the Investor, and the Ordinary Shares purchased pursuant to an intraday Advance will be purchased at a price equal to 98% of the lowest traded price of the Ordinary Shares during the intraday pricing period, as determined pursuant to the terms of the SEPA.

The Company has the right to control the timing and amount of any sales of ordinary shares to the SEPA Investor under the Equity Line. Actual sales of the Ordinary Shares under the Equity Line will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

Pursuant to the SEPA, the SEPA Investor may offer, sell or otherwise distribute all or a portion of the ordinary shares purchased under the SEPA, either publicly or through private transactions, at prevailing market prices or at negotiated prices. The Company will not receive any proceeds from the sale of ordinary shares by the SEPA Investor pursuant to the SEPA. However, the Company may receive up to $100 million in aggregate gross proceeds from sales of ordinary shares to the SEPA Investor that the Company may, in its sole discretion, elect to make from time to time pursuant to the SEPA and in accordance with the terms and conditions thereof.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 10 – TARGET SEPA (CONT.):

The Company intends to use the net proceeds from the sale of the SEPA for working capital and general corporate purposes, to pay down certain outstanding indebtedness and other liabilities of the Company. Initially, the Company intended to acquire bitcoin or another cryptocurrency subject to the mutual consent of the parties, which should serve as a reserve asset for the Company, and for so long as the SEPA remain outstanding, shall be used to secure amounts outstanding under the SEPA. After payment of expenses and certain liabilities, generally, 50% of net proceeds to the Company under the SEPA and the Equity Line will be used to purchase the crypto assets. However, on December 9, 2025, the agreement was amended and the Company’s obligation to acquire bitcoin or another cryptocurrency with a portion of the proceeds under the SEPA terms was amended. If at the time the Company delivers any purchase notice the price of the ordinary shares on the trading market is at or above $10.0, the Company is not required to use the proceeds of such purchase notice to acquire bitcoin or another cryptocurrency.

As of December 31, 2025, no withdrawal was carried out from Target SEPA.

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY:

On September 11, 2024, the Company entered into a AEGIS Private Placement transaction (the “AEGIS Private Placement”), pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors (the “Purchasers” ), which under certain circumstances could result in an aggregate gross proceeds of up to $5.350 million, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private before deducting fees to the placement agents Placement. 20% of the gross proceeds, or $1,072 was held in escrow and repaid to the Purchasers pursuant to certain circumstances during the terms of the Series A Common Warrants issued in the AEGIS Private Placement. The Company was unable to satisfy certain of the specified circumstances and did not receive the $1,072 from Escrow and adjustments were made to the Warrants issued as described below. As such, the Company received gross proceeds of $4,278 excluding transaction costs. Aegis Capital Corp. (“Aegis”), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the AEGIS Private Placement.

The offering consisted of the sale of 187,719 (15 after reverse stock splits) Common Units, each consisting of one Ordinary Share or Pre-Funded Warrant, two Series A Common Warrants each to purchase one Ordinary Share per warrant at an exercise price of $28.5 ($348,254 after reverse stock splits) , subject to adjustment, and one Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $28.5 ($348,254 after reverse stock splits) (or $28.49) ($348,132 after reverse stock splits) for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.00285 ($34.8 after reverse stock splits) per Pre-Funded Warrant.

The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. During the offering the company issued 55,789 (5 after reverse stock splits) ordinary shares and 131,930 (11 after reverse stock splits) Pre-Funded Warrants.

The initial exercise price of each Series A Common Warrant is $1 ($12,219 after reverse stock splits) per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire by March 12, 3030. Post-adjustment, the number of securities issuable under the Series A Common Warrants in the aggregate is 766,210 (63 after reverse stock splits). The post-adjustment exercise price of each Series A Common Warrant is $13.9 ($169,850 after reverse stock splits)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY (CONT.):

The initial exercise price of each Series B Common Warrant is $0.00285 ($34.8 after reverse stock splits) per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers. Post-adjustment, the number of securities issuable under the Series B Common Warrant is 195,381 (16 after reverse stock splits).

The Pre-Funded Warrants, Series B Common Warrants and Series A Common Warrant meets the definition of a derivative financial liability and measured at fair value through profit and loss on initial recognition and subsequent.

As of December 31, 2024, all the Pre-Funded warrants and all the Series B Common Warrants were exercised into ordinary shares.

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

During 2024, 277,439 (23 after reverse stock splits) Series A Common Warrants were exercised into ordinary shares.

The remaining 488,762 (40 after reverse stock splits) Series A Common Warrants have been valued at the fair value as of December 31, 2025 and 2024 and amounted to $5 and $1,322 respectively.

The key inputs that were used to estimate the fair value as of December 31, 2025, were:

●	risk-free interest rate 3.658%
●	expected volatility 168.55%
●	expected dividend yield of 0%
●	expected term of warrants – 4.2 years

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

●	risk-free interest rate 4.38%
●	expected volatility 58.9%
●	expected dividend yield of 0%
●	expected term of warrants – 5.2 years

The Company also entered into a Placement Agent Agreement with Aegis as the lead placement agent, The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the AEGIS Private Placement, a 3% commission of the proceeds from any cash exercise of the Warrants, and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the AEGIS Private Placement.

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

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY (CONT.):

Management utilized a third-party appraiser to assist them in valuing the 3% Provision by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of October 28, 2024, were:

●	risk-free interest rate 4.11%
●	expected volatility 59.1%
●	expected dividend yield of 0%
●	expected term of warrants – 5.4 years

As of October 28, 2024, the fair value of the 3% provision was $76.

The key inputs that were used to estimate the fair value as of December 31, 2025, were:

●	risk-free interest rate 3.658%
●	expected volatility 168.55%
●	expected dividend yield of 0%
●	expected term of warrants – 4.2 years

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

●	risk-free interest rate 4.38%
●	expected volatility 58.9%
●	expected dividend yield of 0%
●	expected term of warrants – 5.2 years

As of December 31, 2025, and December 31, 2024, the fair value of the 3% provision was $0.01 and $59 respectively.

NOTE 12 - SHORT TEARM LOAN:

On December 28, 2024, the Company entered into a Loan Agreement, dated as of December 27, 2024 (the “Abri Loan Agreement”), with Arbi Advisors Ltd. (“Abri”), pursuant to which the Company borrowed $1,000 from Abri. Pursuant to the Abri Loan Agreement, the Company agrees to pay to Abri at the June 30, 2025, maturity date, $1,400, which represents an original issue discount of 28.577%, plus interest on such amount at an absolute rate of 15%. During the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, the Company shall not issue any other form of debt instrument ranking senior or pari passu to or with the obligations under the Abri Loan Agreement, whether in terms of payment or collateral, without the express prior written consent of Abri. Additionally, during the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, if the Company undertakes, completes, agrees to complete, commits to complete, or otherwise sells any equity, or other securities fungible in any way into equity, warrants, options, preferred shares, convertible preferred shares, or any other form of equity-related instrument of the Company (a “Financing”), then the Company shall repay twenty percent (25.0%) of the then Loan Balance within three business days from the closing date of the Financing (a “Financing Repayment”). A Financing Repayment shall not reduce or otherwise diminish the amount due under the Abri Loan Agreement at the maturity of the loan, irrespective of the date of the Financing Repayment.

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

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 12 – SHORT TEARM LOAN (CONT.):

During 2025, following the occurrence of an Event of Default under the Abri Loan Agreement, the outstanding loan balance and accumulated interest was accelerated and increased by 150%, becoming immediately due and payable in accordance with the terms of the agreement.

During the second half of 2025, the Company repaid an aggregate amount of $500 in cash and entered into settlement agreement with Abri to convert the remaining outstanding loan balance and the accumulated interest into ordinary shares.

In connection with this settlement, the Company issued an aggregate of 58,288 ordinary shares.

As of December 31, 2025, the Company has no remaining obligations in respect of this liability.

NOTE 13 - LEASES:

The Group has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease terms of 12 years; motor vehicles generally have lease terms of 3 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
As of January 1, 2024	366	23	389

Foreign currency translation	(1)	-	(1)
Depreciation expense	(37)	(3)	(40)
As of December 31, 2024	328	20	348

Foreign currency translation	49	-	49
Depreciation expense	(58)	(3)	(61)
As of December 31, 2025	319	17	336

Information on leases:

	Year ended December 31,
	2025	2024

Interest expense on lease liabilities	36	29
Total cash outflow for leases	86	79

For an analysis of maturity dates of lease liabilities, see Note 22 on liquidity risk.

NOTE 14 - OTHER PAYABLES:

	December 31, 2025	December 31, 2024
Excise Tax	1,569	1,569
Accrued expenses	1,872	1,596
Employees, salaries and related liabilities	574	1,008
Liabilities for grants received (see also note 22)	202	177
Total	4,217	4,350

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY

A.	Share capital:

	Number of shares *
	December 31, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.00000000012219451015625 par value	817,549,003,406,601,232,640	1,795,943	1,392	95

Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-

Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

New Deferred shares USD 0.00000000000001 par value	7,999,999,999,999,982,413,677	-	-	-

*	The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958 , 1-for-8 and 1:4.8828125 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025 and February 17, 2026 respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Note 1.F- 1.K and 26.3.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $ 0.00000000012219451015625 and the Company does not have a limited amount of authorised capital.

New Deferred shares

The new deferred shares of $0.00000000000001 par value with the following rights: (i) each new deferred share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company; (ii) each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and (iii) on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of US$0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

Preferred shares

Preferred shares of a nominal value of $0.0001 with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.)

Deferred shares Euro 1 par value

Immediately prior to consummation of the Business Combination pursuant to the BCA and the SID, the Company had issued and paid-up share capital of (i) €25,000 representing 25,000 deferred shares of €1.00 each and (ii) $0.0001 representing one Ordinary Share of $0.0001 each in the capital of the Company, in order to satisfy statutory capitalization requirements for all Irish public limited companies.

B.	Changes in Share capital

During 2024

1.	On January 4, 2024, the Company issued 47 ordinary shares (nil after reverse stock splits) to a service provider in connection with certain investor relations services.

2.	Pursuant to Letter Agreement with Yorkville signed on February 2, 2024, the Company issued during the first quarter of 2024, 1,251 ordinary shares (nil after reverse stock splits) for an aggregate of $527 net proceeds and in addition in June 21, 2024 the investor exercised the 117 warrants (nil after reverse stock splits) into 117 ordinary shares (nil after reverse stock splits) at an exercise price of $4.7025 ($57,460 after reverse stock splits) per warrant.

3.	On February 1, 2024, the Company issued 234 ordinary shares (nil after reverse stock splits) to EF Hutton pursuant to their agreement as an underwriter.

4.	On February 20, 2024, the Company completed an underwritten public offering of 5,672 Ordinary Shares and pre-funded warrants (nil after reverse stock splits) at $513 ($6,268,574 after reverse stock splits) per share, generating gross proceeds of approximately $2.91 million. The offering included a provision for the issuance of pre-funded warrants, convertible on a 1-for-1 basis into Ordinary Shares at a price of $508 ($6,207,480 after reverse stock splits) per share, to prevent any purchaser from exceeding 4.99% beneficial ownership. After deducting discounts, commissions, and offering expenses, net proceeds amounted to approximately $2.69 million. The Company paid the underwriter a cash fee of 2.5% of the gross proceeds, alongside $100 in expenses. The pre-funded warrants met the fix for fix criteria and were classified as equity instrument.

As of December 31, 2024, the Company issued 1,620 ordinary shares at a subscription price per share of $513 ($6,268,574 after reverse stock splits) and 4,052 ordinary shares due to Pre-Funded Warrants (nil after reverse stock splits) exercise at a price per Pre-Funded Warrant of $508 ($6,207,480 after reverse stock splits).

5.	Pursuant to a private placement binding term sheet dated February 28, 2024, the Company issued 100,000 (8 after reverse stock splits) warrants to the investor with an exercise price of $0.05 ($610 after reverse stock splits) per share.

6.	During 2024, Alpha converted $2.3 million of convertible promissory note and accrued interest into an aggregate of 640 (nil after reverse stock splits) Ordinary Shares and exercised 1,838 (nil after reverse stock splits) Warrant A (see also note 7.B).

7.	On April 11, 2024, pursuant to a Securities Purchase Agreement with Alpha, the Company issued 5,532 (nil after reverse stock splits) warrants for a 5.5 years period with an exercise price of $336 ($4,105,732 after reverse stock splits) per warrant. In addition, pursuant to a Warrant Amendment and Inducement Letter, Alpha exercised his outstanding “B” warrants to purchase 1,225 (nil after reverse stock splits) Ordinary Shares. The Existing Warrants were issued to Alpha as of September 6, 2023 and had a fixed exercise price of $3,501 ($42,780,297 after reverse stock splits) per share. Pursuant to the Inducement Letter, Alpha agreed to exercise for cash the existing warrants in full at a reduced exercise price of $4.7025 ($57,460 after reverse stock splits) per share.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.)

Alpha converted approximately $2,110 of the principal amount into 464,424 (38 after reverse stock splits) ordinary shares. As of December 31, 2024, Alpha exercised all the warrants pursuant to a cashless mechanism into 5,387 (nil after reverse stock splits) Ordinary Shares. (see also note 7.D).

8.	During the twelve-month period ended December 31, 2024, all the Cashless Warrants were fully exercised in cashless and converted into 472 (nil after reverse stock splits) ordinary shares. In addition, the Company issued another 290 (nil after reverse stock splits) ordinary shares according to an amendment to the agreement with certain former debtholders. (see note 8).

9.	During April 2024, a service provider exercised in a cashless transaction all its warrants and the Company issued 54 (nil after reverse stock splits) ordinary shares. In addition, the Company issued another 32 (nil after reverse stock splits) ordinary shares according to an amendment to the agreement with her.

10.	On April 24, 2024, the Company issued to Alpha 1,275 (nil after reverse stock splits) Ordinary Shares as a 1.5% commitment fee under the SPA signed on April 19, 2024 (see note 9).

11.	During the second quarter of 2024, the Company converted $569 of debt into 1,494 (nil after reverse stock splits) ordinary shares.

12.	On June 27, 2024, the Company converted $119 debt to 410 (nil after reverse stock splits) ordinary shares and issued 32 (nil after reverse stock splits) warrants at an exercise price of $4.7025 ($57,460 after reverse stock splits) per warrant.

13.	On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB. Under the LOI, the Company restructured $1.3 million of its debt to PMB (see note 7.E). Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. PMB exchanged its shares in TrueGold, for 1,022 (nil after reverse stock splits) Company shares. The Company also issued 1,818 (nil after reverse stock splits) shares as consideration for PMB’s waivers and releases related to the debt.

14.	On July 19, 2024, pursuant to a Securities Purchase Agreement, the Company issued to Alpha 7,317 (nil after reverse stock splits) warrants for a 5.5 years period with an exercise price of $178 ($2,175,058 after reverse stock splits) per warrant. The warrants also may be exercised pursuant to a cashless mechanism. As of December 31, 2024, all of the warrants were exercised into 7,188 (nil after reverse stock splits) ordinary shares. (see note 7.F).

15.	On September 11, 2024, pursuant to a Securities Purchase Agreement, the Company issued to investors an aggregate of 55,789 (4 after reverse stock splits) ordinary shares, 131,930 (10 after reverse stock splits) Pre-Funded Warrants and 375,439 (30 after reverse stock splits) series A common warrants. On October 28, 2024, pursuant to the terms of the transaction, the Company further issued 195,381 (15 after reverse stock splits) Series B Common Warrants and an additional 390,763 (31after reverse stock splits) Series A Common Warrant.

As of 31 December 2024, the investors exercised all of Pre-Funded Warrants and Series B Common Warrants, and 277,439 (22 after reverse stock splits) of the Series A Common Warrants.

As of December 31, 2024, the outstanding Series A Common Warrant totalled 488,762 (39 after reverse stock splits) at an exercise price of $13.96 ($170,584 after reverse stock splits). (see note 11).

16.	On September 16, 2024, an investor converted $23 of its convertible security of the Company into 793 (nil after reverse stock splits) ordinary shares. (see note 8.C).

17.	During September 2024, a service provider exercised options into 48 (nil after reverse stock splits) ordinary shares in cashless exercise.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.)

During 2025

(*) The amounts of ordinary shares and per share data, warrants, RSU, conversion price and exercise prices are after giving effect of all the reverse stock splits that occurred during as of the date of these financial statements.

1.	During the year ending December 31, 2025, the investor converted all the principal amount of Alpha April Note and Alpha July Note into 49 and 31 ordinary shares respectively, as a result of the issuance the issued capital and additional paid in capital increased in the amount of $3,204.

2.	During the year ending December 31, 2025, the Company issued 125,817 ordinary shares and RSU to certain investors at a cost of $7,811 recorded as finance expenses.

3.	During the year ending December 31, 2025, as part of the RBW May agreement the Company issued 224 warrants underwriters. The warrants granted to the underwriters are classified as equity-settled share-based payments under IFRS 2 and are measured at fair value at the grant date. The total amount recognized in the additional paid in capital in respect of these warrants fair value amounted to $2,718. (see Note 7.I).

As of December 31, 2025, pursuant to the agreement all the promissory notes were fully converted into 1,949 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $9,668

4.	As of December 31, 2025, pursuant to the RBW August agreement $13,750 of the principal amount of the promissory notes were converted into 66,794 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $16,176.

5.	As of December 31, 2025, pursuant to the RBW December agreement the $11,984 of the principal amount of the promissory notes were converted into 168,852 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $14,098.

6.	During the year ending December 31, 2025, as part of the Target SEPA agreement the Company issued 10,505 ordinary shares to the investor. The fair value of this issuance was recorded as facility fee financial expenses in the amount of $2,639 against additional paid in capital (see Note 11)

7.	During the year ending December 31, 2025, the company signed settlement agreement with Abri. According to the settlement agreement the Company paid to the borrower $500 and converted the remaining debt amount into 58,288 ordinary shares. As a result of the issuance the issued capital and additional paid in capital increased in the amount of $4,134 (see Note 12).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

B.	Share-Base Compensation:

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

During 2024:

1.	On January 31, 2024, the Company granted 702 RSUs (nil after revers stock splits) to employees, directors and service providers. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall vest monthly in equal instalments over 18 months beginning on the anniversary of the grant date, with an acceleration clause that was effective within the year 2024. As of December 31,2024 the related share-based expenses were $585.

2.	On July 21, 2024, the Company granted 241 RSUs (nil after revers stock splits) to an advisor. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall vest monthly in equal instalment until December 20, 2024. According to the vesting schedule all the related share-based expenses recognized as of December 31, 2024, and totalled to $43.

3.	On August 29, 2024, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the Incentive Plan to 53,500 (4 after reverse stock splits) As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the amendment without stockholder approval.

4.	On August 29, 2024, the Company granted an aggregate of 14,430 fully vested RSUs (nil after reverse stock splits) to its employees, executive officers and directors, and to certain consultants and advisors of the Company. The company measured the fair value of the RSU’s according to the quote share price at the grant day. According to the vesting schedule all the related share-based expenses recognized as of December 31, 2024, and totalled to $1,176.

5.	During the year ended December 31, 2024, the Company granted 23,951 fully vested options (2 after reverse stock splits) with expiration date of 4 years from the grant date to employees and service providers. The related share-based expenses that were recognized in the year ended December 31, 2024, amounted to $874.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.82%;
●	expected volatility: 71.56%;
●	expected term: up to 2.5 years; and
●	expected dividend yield: 0%.

6.	As of December 31, 2024, the company recorded according to previous RSUs grants that occurred during 2023 related share-based expenses of $979.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

During 2025:

1.	On February 24, 2025, the Company amended its 2022 Incentive Equity Plan (“2022 Incentive Equity Plan”) to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 186.

●	Thereafter, the Company granted an aggregate of 143 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $4,322.

●	The Company also granted 44 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $631.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 4.14%.
●	expected volatility: 74.69%;
●	expected term: up to 2.5 years; and
●	expected dividend yield: 0%.

2.	On March 17, 2025, the Company amended the 2022 Incentive Equity Plan, to further increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 207. Thereafter, the Company granted 11 stock options to certain consultants of the Company. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $140.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 4.05%.
●	expected volatility: 75.58%.
●	expected term: up to 2.5 years; and
●	expected dividend yield: 0%.

3.	On June 17, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 1,432.

●	Thereafter, the Company granted an aggregate of 721 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $9,924.

●	The Company also granted 448 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $2,911.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.92%.
●	expected volatility: 74.23%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

4.	On July 3, 2025, the Company amended its 2022 Incentive Equity Plan, as amended, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 1,563.

●	Thereafter, the Company granted an aggregate of 128 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $1,727.

●	The Company also granted 12 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $119.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.86%.
●	expected volatility: 142%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

5.	On August 26, 2025, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 18,309.

●	Thereafter, the Company granted an aggregate of 12,566 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $20,773.

●	The Company also granted 3,758 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $4,896.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.62%.
●	expected volatility: 144%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

6.	On September 4, 2025, the Company amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the 2022 Incentive Equity Plan to 25,708.

●	Thereafter, the Company granted an aggregate of 4,110 RSUs to its executive officers and directors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $2,642.

●	The Company also granted 3,288 options to its directors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $1,428.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.57%.
●	expected volatility: 147%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

7.	On October 29, 2025, the Company further amended its Incentive Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 233,324.

●	Thereafter, the Company granted an aggregate of 150,272 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $17,316.

●	The Company also granted 52,480 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $4,817.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.6%.
●	expected volatility: 142%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

8.	On November 21, 2025, the Company further amended its 2022 Incentive Equity Plan to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,442,092.

●	Thereafter, the Company granted an aggregate of 1,360,896 RSUs to its executive officers and directors, certain consultants, employees and advisors. The company measured the fair value of the RSU’s according to the quote share price at the grant day. The RSUs shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $28,175.

●	The Company also granted 808,960 options to its directors, certain consultants, and advisors. The options shall fully vest until December 31, 2025. According to the vesting schedule all the related share-based expenses recognized in the period and totalled to $13,975.

The options were valued using the Black-Scholes pricing model. The main inputs which were used are:

●	risk-free rate: 3.56%.
●	expected volatility: 142%.
●	expected term: up to 2.5 years.
●	and expected dividend yield: 0%.

9.	As of December 31, 2025, the company recorded according to previous RSUs and options grants that occurred during 2023-2024 related share-based expenses of $409.

The related share-based expenses that were recognized in the year ended December 31, 2025, amounted to $114,205.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 15 - SHAREHOLDERS’ EQUITY (CONT.):

Summary of the status of the Company’s Share Option Plan granted to employees, directors, advisors and service providers and changes during the relevant period are presented below:

RSUs granted to employees, directors and service providers:

	Year ended December 31, 2025	Year ended December 31, 2024

Outstanding at the beginning of the year	*	*
Granted	1,528,836	1
Vested	(1,528,832)	(1)
Forfeited	(4)	*
Outstanding at the end of year	-	*

*	Nil after reverse stock split

Options granted to employees, directors, advisors and service providers:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number of options	Weighted average Exercise price (USD$)	Number of options	Weighted average Exercise price (USD$)
Outstanding at beginning of year	*	-	*	-
Issue of options	869,001	183,639	*	-
Outstanding at the end of year	869,001	183,639	*	-
Exercisable options	869,001	183,639	*	-

*	Nil after reverse stock split

NOTE 16 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Share based compensation	101,981	3,178	1,222
Professional services	12,256	2,556	667
Transaction cost	2,759	2,544	7,278
Wages and salaries related	1,198	1,217	1,348
Travel expenses	604	350	611
Public company expenses	597	1,959	5,128
Insurance expenses	490	675	50
Office and maintenance	144	170	170
Depreciation and amortization	22	27	30
Other expenses	48	53	63
Total	120,099	12,729	16,567

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 17 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended	Year Ended	Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Share based compensation	9,614	403	447
Salaries and related expenses	1,431	2,796	2,228
Materials and laboratory expenses	338	434	223
Subcontractors and consultants	211	135	344
Depreciation and amortization	179	172	197
Travel expenses	87	260	87
Freight expenses	7	8	33
Other expenses	11	5	10
Reimbursement from paid pilots and proof of concept projects	(650)	(1,154)	(858)
Total	11,228	3,059	2,711

NOTE 18 – SELLING AND MARKETING EXPENSES:

	Year Ended	Year Ended	Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Share based compensation	2,610	76	28
Salaries and related expenses	1,063	398	176
Business development	160	-	-
Travel expenses	144	8	24
Marketing expenses	120	507	433
Other	15	3	-
Total	4,112	992	661

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 19 - TAXES ON INCOME:

1.	The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.

2.	Theoretical tax:

	December 31, 2025	December 31, 2024	December 31, 2023
Reconciliation of income tax at the statutory rate
Loss before income tax	(174,590)	(35,401)	(20,989)

Theoretical tax rate of 12.5%	(21,824)	(4,425)	(2,624)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:

Non-deductible expenditure and others	27,338	2,984	3,254
Unrecognized temporary differences and tax losses for which deferred tax weren’t recognized	(5,514)	1,441	(630)
Income tax / (benefit)	-	-	-

3.	As of December 31, 2025, the Group has estimated carry forward tax losses of approximately $124,336 (2024: $69,393, 2023: $45,095) which may be carried forward and offset against taxable income for an indefinite period in the future. The Group did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

NOTE 20 - LOSS PER SHARE

	December 31, 2025		December 31, 2024		December 31, 2023

Net loss attributable to the owners of the company	(169,177)		(31,092)		(20,914)

Basic and diluted loss per share (US$ in thousands)	(0.82	)(1)	(3,031	)(1)	(202,900	)(1)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share	206,850		10		*

*	Nil after revers stock split

(1)	The share and per share information in these financial statements reflects the 1-for-75, 1-for-28.5, 1-for-4.1 1-for-7, 1-for-10.89958, 1-for-8 and 1-for-4.8828125 reverse share splits became effective on July 15, 2024, January 15, 2025, June 16, 2025, August 7, 2025, October 23, 2025, November 18, 2025 and February 17, 2026, respectively, of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Note 1. F-1.K and 26.3.

The calculation of the basic and diluted loss per share for all past periods presented have been adjusted retrospectively based on the new number of shares derived from the conversion ratio.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 21 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	December 31, 2025	December 31, 2024
Share based payments	51,293	2,675
Short-term salary and fees	629	661
Revaluation of financial liabilities at fair value	-	344
Payments for legal services	-	337
Post-employment retirement benefits	87	98
Non-monetary benefits	38	41
	52,047	4,156

2. Balance with related parties:		December 31, 2025	December 31, 2024
Key management	Salary and related	(229)	(166)
Directors	Consultant services	(94)	(83)
Joint Ventures	Investment in subsidiary	114	105
Joint Ventures	Other receivables	15	15
		(194)	(129)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 22 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Group has an approved project with the IIA under which it received a total of $162 in prior years. The Group is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2025, and 2024, the Group has not paid any royalties to IIA. The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

	December 31, 2025	December 31, 2024
Short term liability at year end	202	177
Total	202	177

NOTE 23 - COMMITMENTS AND CONTINGENT LIABILITIES:

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

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2025, and 2024, based on the funds the Company actually received during the 13 month period after the BCA, the Company recognized a technology license intellectual property at the amount of $180 and $158, respectively against a liability. The change in the provision derives from exchange rate differences.

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

NOTE 23 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.):

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

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. On June 26, 2025, the parties filed their reply to the statement of defense. An arbitration hearing was scheduled for July 21, 2025. The parties exchanged general affidavits of disclosure and requests for responses to questionnaires and for disclosure of documents and R&I’s request and the Company’s response for deposit of a security to guarantee the costs. On February 3, 2026, another preliminary arbitration hearing was held, at which it was determined that the Company was required to file an update regarding its position on the mutual provision of security to secure the arbitrator’s fees. The Company filed its response to the arbitrator’s request on February 10, 2026, and R&I Trading was ordered to file its response by March 5, 2026. The parties were ordered to file a joint notice advising whether they have reached agreements that render their mutual disputes unnecessary to determine whether they maintain their respective applications for determination. By March 31, 2026, both parties are required to file their responses to the other party’s submission regarding the conduct of the preliminary proceedings and document disclosure and are also required to file their respective lists of witnesses and experts. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Group’s financial assets and financial liabilities:

	December 31,
	2025	2024
Financial assets at amortized cost:
Cash and cash equivalents	12,201	2,343
Other current receivables	587	1,993
Total financial assets	12,788	4,336

	December 31,
	2025	2024
Financial liabilities at fair value through profit or loss:
Short term loan	-	1,000
Convertible notes	365	391
Convertible Features	3,207	791
Warrants - derivative financial liability	5	1,384
Bridge loans liabilities	453	902
Total financial liabilities at fair value through profit or loss	4,030	4,468

Financial liabilities at amortized cost:
Trade and other payables	12,735	13,605
Convertible notes	4,723	2,469
Lease liabilities	424	418
Government grants	202	177
Total financial liabilities at amortized cost	18,084	16,669
Total financial liabilities	22,114	21,137

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

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

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

As of December 31, 2025, the Group has excess financial assets over financial liabilities in foreign currencies in relation to the SGD and AED totalling approximately $151, and $11 respectively; also the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS and AUD totalling approximately $2,188 and $273. On December 31, 2024, the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS, AUD, SGD and EUR totalling approximately $2,745, $376, $103 and $163, respectively.

Foreign currency sensitivity analysis

The following table demonstrates the sensitivity test to a reasonably possible change of 10% in NIS, AUD, SGD, EUR and AED and NIS exchange rates against the USD, with all other variables held constant. The impact on the Group’s net loss (tax effect is not relevant) and equity is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives and embedded derivatives. The Company’s exposure to foreign currency changes for all other currencies is immaterial.

	Change in NIS rate	Effect on net loss
December 31, 2025	10%	219
December 31, 2024	10%	275

	Change in AUD rate	Effect on net loss
December 31, 2025	10%	27
December 31, 2024	10%	38

	Change in SGD rate	Effect on net loss
December 31, 2025	10%	15
December 31, 2024	10%	10

	Change in EUR rate	Effect on net loss
December 31, 2025	10%	-
December 31, 2024	10%	16

	Change in AED rate	Effect on net loss
December 31, 2025	10%	1
December 31, 2024	10%	-

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

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

As of December 31, 2025

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	12,735						12,735
Short term loan	-
Bridge loans	453						453
Government grants	202						202
Lease liability	74	74	74	74	74	54	424
Convertible note	8,295						8,295
Financial derivatives	5						5

	21,764	74	74	74	74	54	22,114

As of December 31, 2024

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	13,605	-	-	-	-	-	13,605
Short term loan	1,000	-	-	-	-	-	1,000
Bridge loans	902	-	-	-	-	-	902
Government grants	177	-	-	-	-	-	177
Lease liability	81	74	74	74	74	41	418
Convertible note	3,651	-	-	-	-	-	3,651
Financial derivatives	1,384	-	-	-	-	-	1,384

	20,800	74	74	74	74	41	21,137

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 25 - FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2025	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	3,577	3,577
Total			3,577	3,577

As of December 31, 2024	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	1,381	1,381
Tradable warrants	3	-	-	3
Total	3	-	1,381	1,384

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 26 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1.	The fair value of the RBW December Note, amounting to $5,751 as of December 31, 2025, was fully converted into 83,194 ordinary shares.

2.	On February 5, 2026, the Company and the SEPA Investor entered into a Second Amendment to Standby Equity Purchase Agreement (the “Amendment”), which amends the terms of the Company’s SEPA, dated as of December 1, 2025, as amended and supplemented by that Amendment and Addendum to the SEPA, dated as of December 9, 2025 (see Note 11).

The Amendment increased the size of the Commitment Amount under the Agreement from $100,000 to $250,000. As of the date of this report, the Company has drawn down $11,919 from the Commitment Amount under the SEPA, before agent fees of $557, and has issued an aggregate of 389,682 (post reverse splits) of its ordinary shares to SEPA Investor as a result. The Company intends to continue to draw down from the Commitment Amount from time to time pursuant to the terms and conditions of the SEPA, as amended by the Amendment, and applicable law.

In addition, RBW Capital Partners LLC (a division of Dawson James Securities, Inc.), the placement agent for the offerings pursuant to the SEPA, as amended by the January 30, 2026, Amendment, has agreed that it will charge the Company a cash fee equal to (a) 4% for the first $20,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount, (b) 3% for the next $80,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount and (c) 2% for the last $150,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount.

3.	On February 17, 2026, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.8828125:1 under the symbol “SMX,” with a new CUSIP number of G8267K406 and the new ISIN code IE000B5COQZ5. Approved by shareholders and Board of Directors on July 10, 2025, this reverse split consolidated every 4.8828125 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 10.67 million to approximately 2.18 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares will be increased from $0.00000000002502543568 to $0.00000000012219451015625 per share. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2025, financial statements are presented post this reverse stock split.

4.	On January 30, 2026, the Board of Directors approved a Shareholder Rights Agreement (the “Rights Agreement”) and authorized the issuance of one preferred share purchase right (a “Right”) for each outstanding Ordinary Share. The Rights were issued on March 2, 2026, to shareholders of record on that date, pursuant to the Rights Agreement dated February 13, 2026, between the Company and Continental Stock Transfer & Trust Company.

The Rights are intended to protect shareholders from coercive or unfair takeover tactics by imposing penalties on any person or group that acquires 10% or more of the Company’s Ordinary Shares without prior Board approval. Prior to a triggering event, the Rights trade together with the Ordinary Shares. Upon a person or group becoming an “Acquiring Person,” each Right (other than those held by the Acquiring Person) becomes exercisable to purchase one Series A Preferred Share for $0.0001, carrying a liquidation preference of $250 million and cumulative dividends of 18.5% per annum. The Rights may also provide for the purchase of shares of an acquiring company at a discount if the Company is acquired after the Rights become exercisable.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 26 - SUBSEQUENT EVENTS (CONT.):

The Rights expire on the earliest of (i) one year from the date of the Rights Agreement, (ii) redemption by the Board at $0.0001 per Right, or (iii) payment in full of the liquidation preference and accrued dividends on issued Preferred Shares. The Board may amend the Rights Agreement prior to a triggering event and may adjust terms to prevent dilution in accordance with its provisions.

5.	On March 6, 2026, the Company accepted the resignations of Ophir Sternberg as Chairman of the Board and director, and of Roger Meltzer and Thomas Hawkins as directors. The resignations were not the result of any disagreement relating to the Company’s operations, policies, or practices. To fill the resulting vacancies, the Board appointed Tan Cheong Hwai, Daniel Peterlin, and Richard G. Hayes as independent directors. The Board also adopted an independent director compensation plan (the “Director Plan”), described below.

In connection with the Board transition, the Board appointed Haggai Alon, the Company’s Founder and Chief Executive Officer, as Chairman of the Board.

Under the Director Plan, adopted on March 6, 2026, each non-management, independent director is entitled to annual cash compensation of $150 for each full calendar year of service. If the Chairman of the Board is an independent director, he or she is entitled to an additional annual cash payment of $100. These payments are retroactive to January 1, 2025, for any eligible director or Chairman serving during the 2025 calendar year. Directors may also receive equity-based compensation in accordance with the Company’s equity incentive plans, as approved by the Compensation Committee or the Board. On March 9, 2026, former directors Roger Meltzer and Thomas Hawkins each, exercised 163,840 options through a cashless exercise process, resulting in the issuance of 58,498 ordinary shares to each of them.

Prior to their resignations, Messrs. Sternberg, Meltzer, and Hawkins each entered into an agreement with the Company providing for, among other terms: (a) mutual releases and a covenant not to sue; (b) payment of director fees pursuant to the Director Plan performed as of March 6, 2026 totaling $550; (c) registration of certain ordinary shares (or shares underlying options) held by them; (d) a proxy in favor of Mr. Alon to vote their shares until they no longer beneficially own ordinary shares of the Company; (e) continued Directors and Officers Insurance coverage for at least six years for their periods of service; and (f) mutual non-disparagement obligations.

